Confidential Treatment Requested by Hexion Holdings Corporation

As submitted confidentially to the Securities and Exchange Commission on July 30, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hexion Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	2821	84-2191440
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
180 East Broad Street
Columbus, Ohio 43215
Attention: Corporate Secretary
(614) 225-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Douglas A. Johns
Executive Vice President and General Counsel
Hexion Holdings Corporation
180 East Broad Street
Columbus, Ohio 43215
(614) 225-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Marcel Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Confidential Treatment Requested by Hexion Holdings Corporation

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class B common stock, par value $0.01 per share

(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriters.”
(3)To be paid in connection with the initial filing of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Hexion Holdings Corporation

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated July 30, 2021
PRELIMINARY PROSPECTUS
         Shares
Hexion Holdings Corporation
Class B common stock

This is the initial public offering of Hexion Holdings Corporation, a Delaware corporation. We are offering                shares of Class B common stock, par value $0.01 per share (“common stock”), and the selling stockholders identified in this prospectus are offering                shares of common stock.
We expect the public offering price to be between $         and $         per share. Prior to this offering, our common stock was quoted on the OTC Pink market. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “HXN.”
Immediately prior to the consummation of this offering of common stock, we will distribute to our existing stockholders and warrant holders all of the shares of common stock of our subsidiary         (“Epoxy”), which will hold our epoxy specialty resins and our base epoxy resins & intermediates businesses (together, the “Epoxy Business”). Investors who purchase shares of our common stock in this offering will not be entitled to participate in the distribution of Epoxy shares as a result of such purchase and will not receive any interest in the Epoxy Business.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 26 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$
_____________________
(1)See “Underwriters” for additional information regarding the underwriters’ compensation and reimbursement expenses.
The underwriters may also exercise their option to purchase up to an additional          shares of common stock from us at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares against payment on or about                 , 2021.

Morgan Stanley
The date of this prospectus is                , 2021

Confidential Treatment Requested by Hexion Holdings Corporation

TABLE OF CONTENTS

Presentation of Financial Information	iv	Business	119
Industry and Market Data	iv	Management	132
Non-GAAP Financial Measures	iv	Compensation Discussion and Analysis	140
Trademarks, Trade Names and Service Marks	iv	Certain Relationships and Related Party Transactions	165
Forward-Looking Statements	vi	Principal and Selling Stockholders	168
Prospectus Summary	1	Description of Capital Stock	171
Risk Factors	26	Description of Indebtedness	176
The Separation and Distribution	51	Shares Eligible for Future Sale	181
Use of Proceeds	58	Material U.S. Federal Income Tax Considerations	183
Dividend Policy	59	Underwriters	187
Capitalization	60	Legal Matters	193
Dilution	61	Experts	193
Unaudited Pro Forma Condensed Consolidated Financial Information	63	Where You Can Find More Information	193
Management’s Discussion and Analysis of Financial Condition and Results of Operations	75	Index to Consolidated Financial Statements	F-1
Industry	118
We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
For investors outside the United States: none of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.
Until                 , 2021, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Hexion Holdings Corporation

PRESENTATION OF FINANCIAL INFORMATION
The historical financial information presented in this prospectus, except where designated “pro forma,” includes the historical results of Hexion Holdings Corporation and its subsidiaries. References to pro forma information, such as “pro forma net revenue,” “pro forma net income,” “pro forma net sales,” “pro forma Adjusted EBITDA from continuing operations,” and “pro forma capital expenditures,” give effect to the Separation (as defined herein) of our Epoxy Business and the other Transactions described herein, as reflected in the unaudited pro forma consolidated financial data included elsewhere in this prospectus.
We have made rounding adjustments to some of the figures included in this prospectus. Numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.
Prior to July 1, 2019, the date we emerged from bankruptcy (the “Emergence Date”), Hexion Holdings Corporation had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, with respect to periods prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Hexion Inc. for the periods presented and do not give effect to our plan of reorganization or any of the transactions contemplated thereby or the adoption of fresh start accounting. Such financial information may not be representative of our performance or financial condition after the Emergence Date.
INDUSTRY AND MARKET DATA
This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. We are responsible for all industry and market data included in this prospectus. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest available third-party data and our internal analysis and estimates. We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements.”
NON-GAAP FINANCIAL MEASURES
This prospectus includes certain non-GAAP financial measures, including EBITDA, Segment EBITDA, Pro Forma EBITDA, Pro Forma Segment EBITDA and Non-GAAP combined results. For a discussion of the limitations on these measures, the rationales for using these measures and a reconciliation of these measures to the most directly comparable measures used in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), see “The Offering—Summary Historical Financial Information,” “The Offering—Summary Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
We use various trademarks, trade names and service marks in our business, including Cardura™, EcoBind™, VeoVa™ and Versatic™. This prospectus contains references to our and other companies’ trade names, trademarks and service marks. Solely for convenience, trademarks, trade names or service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names or service marks. We do not intend our use or display of other companies’ trade names,
iv

Confidential Treatment Requested by Hexion Holdings Corporation

trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us or by any other companies.
v

Confidential Treatment Requested by Hexion Holdings Corporation

FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus are forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “might,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the “Risk Factors” section of this prospectus. While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:
•a weakening of global economic and financial conditions;
•interruptions in the supply of or increased cost of raw materials;
•the impact of our indebtedness;
•our failure to comply with financial covenants under our credit facilities or other debt;
•pricing actions by our competitors that could affect our operating margins;
•changes in governmental regulations and related compliance and litigation costs;
•uncertainties related to the COVID-19 pandemic and the impacts of our responses to it;
•our ability to realize the anticipated benefits from the Separation;
•disruptions to our business in connection with the Separation; and
•other factors, including the factors discussed in the “Risk Factors” section of this prospectus.
All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
vi

Confidential Treatment Requested by Hexion Holdings Corporation

PROSPECTUS SUMMARY
This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.”
In this prospectus, except as otherwise indicated, or as the context may otherwise require, all references to “Hexion,” the “Company,” “we,” “us,” and “our,” (i) with respect to periods prior to and including the Emergence Date (July 1, 2019) (the “Predecessor period”), refer to Hexion Inc. and its subsidiaries and (ii) with respect to periods after the Emergence Date (the “Successor period”), refer to Hexion Holdings Corporation and its subsidiaries.
Immediately prior to the consummation of this offering of common stock, we will distribute to our existing stockholders and warrant holders all of the shares of common stock of our subsidiary         (“Epoxy”), which will hold our epoxy specialty resins (“EPS”) and our base epoxy resins & intermediates (“BERI”) businesses (together, the “Epoxy Business”). We refer to this distribution of Epoxy shares as the “Distribution” and to the separation of the Epoxy Business as the “Separation.” See “The Separation and Distribution.” Investors who purchase shares of our common stock in this offering will not be entitled to participate in the distribution of Epoxy shares as a result of such purchase and will not receive any interest in the Epoxy Business. The discussion below is a summary of our business after giving effect to the Separation and Distribution, and where noted, the financial information provided below gives pro forma effect to the Separation and Distribution and the other Transactions described herein. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”
Our Company
We are a leading global producer of adhesives and performance materials that enable the production of engineered wood products, one of the world’s most sustainable building products and other growing specialty materials. We enable carbon sequestration within the building products value chain and increase the efficiency in the lumber industry to allow the use of 97% of the tree with our products. We serve highly diversified growing end-markets such as residential and non-residential construction, energy, automotive and agriculture. Our products include a broad range of critical components and formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers’ and their customers’ final products. As such, our products sold to our customers are highly value-added contributions to their final work product, even though they often represent only a small portion of the overall end-product cost of adhesives and coating resins.
Our products are well aligned with global mega-trends, which we believe are being driven by stringent safety and sustainability requirements and regulations, population growth and an increasing need for stronger, higher performance and engineered materials in many end-markets such as construction, furniture, energy and automotive. In addition, we are seeing fast growth in the housing market to support the demand from residential housing that is only now catching up to housing formations and historic long-term growth trends.
We produce resins that are used in the formulation of wood adhesives and we produce critical building blocks that are used in the formulation of binders for coatings and construction applications. Our resins are generally considered specialty chemical products because they are principally produced based on customer product specifications and sold on the basis of performance, technical support, product innovation and customer service. We expect that favorable industry dynamics will continue to drive resin growth ahead of global GDP, driven by customers’ preferences that are shifting towards green energy, energy efficient production and lower volatile organic compounds (“VOCs”). We address our customers’ increasing sustainability requirements through our products such as EcoBind™ Resin Technology, an ultra low-emitting binder resin used to produce engineered wood products. In addition, two of our Versatic™ Acid and Derivatives products, VeoVa™ vinyl ester and Cardura™ glycidyl ester, enable low-VOC waterborne paint formulations for architectural and automotive applications that provide enhanced water resistance and exterior durability.
Additionally, our adhesive technology enables the efficient use of engineered wood products, which is one of the most sustainable building materials in the world. Wood construction materials help sequester carbon by keeping

Confidential Treatment Requested by Hexion Holdings Corporation

it out of the atmosphere for the lifetime of the structure, or longer if the wood is reused. In addition, processing wood requires less energy and results in fewer greenhouse gas emissions than other building materials. In fact, compared to other building materials, our resins enable the use of wood, which has a significantly lower energy intensity compared to glass, steel and aluminum. Our products are the “glue” that holds everything together, enabling 97% of the tree to be put to use. We believe we are well positioned with our adhesives products as the global markets continue to shift to sustainable materials.
We have leading market share positions across our integrated and global manufacturing platform in well-structured markets with over 90% of our sales on a pro forma basis being products that have the number one global position. We are the number one wood adhesive supplier in the United States, Canada, Brazil and Australia. Our manufacturing is localized, providing additional stability and barriers to entry due to the close proximity of our sites to our customers. For example, the majority of our adhesive and merchant formaldehyde products are delivered through our pipelines or through truck and rail within the region to our customers.
Our products sold to our customers are used in thousands of applications and sold into a variety of end-markets, attributing to our strong and stable profitability and cash flow. We sell to a diverse global and regional set of customers that consist of more than 1,200 companies across approximately 60 countries, with our top ten customers accounting for approximately 30% of our net sales in 2020 on a pro forma basis. We expect to generate strong and stable free cash flow given our limited working capital requirements, a right-sized capital structure, low capital-intensive operations and pass-through customer contract structures.
After the Separation, the Company will have two reporting segments, Adhesives and Performance Materials. Our Adhesives segment produces products for construction, industrial and wood adhesives as well as additives for energy and agricultural applications. In our Performance Materials segment, we produce Versatic™ Acids and Derivatives for high performance coatings and construction applications and chemical intermediates. Our Adhesives segment had pro forma net sales of $1,168 million and Pro Forma Segment EBITDA of $  million for the year ended December 31, 2020. Our Performance Materials segment had pro forma net sales of $208 million and Pro Forma Segment EBITDA of $  million for the year ended December 31, 2020.
We serve customers in the United States, Europe, Asia, Latin America, Australia and New Zealand through our manufacturing network of 27 production facilities. We had approximately 1,300 employees with total pro forma net sales of $1.4 billion for the year ended December 31, 2020.
The breakdown of our end-markets and global exposure on a pro forma basis for the year ended December 31, 2020 are included below:

Confidential Treatment Requested by Hexion Holdings Corporation

Our Business
Adhesives Segment
We are a leading producer of adhesives used in building products and furniture applications. Our products are used in engineered wood products, which is one of the most sustainable building materials in the world. Our adhesives are based on our vertically integrated formaldehyde-based resins production platform. These adhesives are critical components that provide the structural integrity from their binding properties to structural and decorative wood products such as oriented strand board, plywood and medium density fiberboard. Wood adhesives support a more sustainable construction market where wood products use renewable materials, e.g., sustainable tree plantations, with a much lower carbon footprint. We engineer our products with customized specifications based on collaboration with our customers who interface with our regional commercial, technical support and research and development organization. Through these collaborative relationships, we help our customers address the shifting requirements of their products due to new performance requirements, new standards related to workplace safety, new environmental standards and increasing energy conservation requirements.
Our Adhesives segment benefits from integration across the value chain; for example, we supply essentially all of the formaldehyde needed for our construction and adhesives business. In addition, our facilities are geographically positioned to competitively serve our customers, as nearly all of our wood adhesives resins and merchant formaldehyde customers are served via pipelines, truck or rail within the region. Further, in our formaldehyde and adhesives businesses, we leverage key third-party raw material indexes to periodically adjust both contractual and non-contractual pricing for approximately 90% of revenue, which has produced consistent material margins over time.

Sub-segment / Products	Key Applications	Key Product Attributes
Construction Adhesives (75% of 2020 Pro Forma Segment Sales)

•Wood Adhesives: Phenol Formaldehyde, Amino Resins (Urea Formaldehyde, Melamine Formaldehyde), Laminates and Derivatives	•Plywood, particleboard, oriented strand board, medium density fiberboard, laminated veneer lumber particleboard, laminated beams, cross-laminated timber, truck-decking, glass mat	•Structural integrity, thermal stability, durability, moisture resistance

•Wax Emulsions	•Panel board, specialty applications	•Long-term stability, consistency, water absorption, lubrication

Confidential Treatment Requested by Hexion Holdings Corporation

Sub-segment / Products	Key Applications	Key Product Attributes
Intermediates & Derivatives (25% of 2020 Pro Forma Segment Sales)

•Formaldehyde: Solutions, Urea Formaldehyde Concentrate, Methaform	•Methylene diphenyl diisocyanate, butanediol, herbicides and fungicides, oil and gas production scavengers, fabric softeners, formaldehyde-based resins	•Essential chemical building block

•Formaldehyde: Triazines	•Hydrogen sulfide scavenging for oil and gas applications	•Heat, stress and corrosion resistance

Performance Materials Segment
We produce Versatic™ acid and the derivatives VeoVa™ vinyl ester and Cardura™ glycidyl ester, which are branded ingredients sold to coatings companies to produce resins for high-performance coatings and construction, automotive and industrial applications.
In our derivatives business, we produce our VeoVa™ vinyl ester. VeoVa™ is an ingredient that helps decorative paints and adhesives last longer and perform better by increasing their weatherability which is especially important in outdoor applications and other applications where water resistance is important. Examples of applications are exterior wall paints, kitchen and bathroom paints, tile adhesives, wood coatings and elastomeric roof coatings. Also, VeoVa™ vinyl ester enables the production of waterborne and low-VOC biocide free coatings.
Another derivative is our Cardura™ glycidyl ester, which is an ingredient used in resins for automotive coatings as well as coil, protective and industrial coatings. These high-performance coating applications require outstanding appearance, gloss and weatherability while reducing VOC levels. Cardura™ glycidyl supports meeting these requirements by improving water and chemical resistance and lowering viscosity to support a smooth surface and high-quality appearance. Cardura™ glycidyl ester helps reduce VOC levels and can be formulated in high solids or waterborne systems.
In our chemical intermediates sub-segment, we produce Versatic™ Acids, a range of unique building blocks. Versatic™ Acids are used in a variety of applications and increase performance in terms of stability, compatibility and efficiency and lubrication in a wide spectrum of products such as catalysts (more specifically, peroxides), pharmaceutical ingredients, agrochemicals, tire adhesives, lubricant additives, metal working fluids and other applications. We supply Versatic™ acid to both our derivatives business and to the external market.

Sub-segment / Products	Key Applications	Key Product Attributes
Performance Coatings (81% of 2020 Segment Sales)

•Versatic™ Acid Derivatives: VeoVa™vinyl ester, Cardura™ glycidyl ester	•Automotive, industrial, protective, architectural, construction, adhesives	•Hydrolytic stability, water resistance, appearance, ease of application, adhesion and durability, low VOC emissions
Chemical Intermediates (19% of 2020 Segment Sales)

•Versatic™ Acids & : Neo-Acids	•Catalysts (peroxides), pharmaceuticals, agrochemicals, adhesion promoters	•Hydrolytic stability, heat resistance, solubility in non-polar compounds

Confidential Treatment Requested by Hexion Holdings Corporation

The schematics below showcase certain applications for our Adhesives and Performance Materials:
Housing and General Construction

Plywood
Phenolic resins
Oriented Strandboard
Phenolic resins
Shingles
Amino resins (glass mat)
Elastomeric Roof Coatings
VeoVa™ Vinyl Esters
Laminated Beams
Phenolic resins
Exterior Paints
VeoVa™ Vinyl Esters
Fingerjoints
Resorcinol resins
Light Duty Metal Coatings
VeoVa™ Vinyl Esters
Intumescent Coatings
Veova™ Vinyl Esters
Wax emulsions
EIFS
VeoVa™ Vinyl Esters
Sealants
VeoVa™ Vinyl Esters
Low VOC Interior Paints
VeoVa™ Vinyl Esters
Water Repellant Coatings and Sealers
VeoVa™ Vinyl Esters
Exterior Wood Coatings
VeoVa™ Vinyl Esters
Wood Adhesives
Veova™ Vinyl Esters
Masonry Primer Coatings
VeoVa™ Vinyl Esters
Particleboard
Amino resins
Self-Levelling Floors
VeoVa™ Vinyl Esters
Cardura™ Glycidyl Ester
Tile Adhesives
VeoVa™ Vinyl Esters
Cabinets
PVAC adhesives (Wood adhesives)
VeoVa / PVA emulsions
Wood Composite I-beams
Resorcinol resins (Wood adhesives)
Engineered Flooring
Phenolic resins
Laminate Flooring
MF, MUF and UF Resins
Millwork
PVAC adhesives (Wood adhesives)
VeoVa / PVA emulsions
Medium Density Fiberboard
Amino resins
Laminated Veneer Lumber
Phenolic resins and adhesives
Key:
Adhesive Segment Applications
Performance Materials Segment Applications
Products

Confidential Treatment Requested by Hexion Holdings Corporation

Commercial/ Automotive

Low VOC and Waterborne Auto Refinish Coatings
Cardura™ Glycidyl Ester
Automotive Part Coatings
Cardura™ Glycidyl Ester
Tire Adhesives
Versatic™ Acids
Auto OEM Topcoats, Basecoats and CED Coatings
Cardura™ Glycidyl Ester
Lubricant Additives
Versatic™ Acids
VeoVa™ Vinyl Esters
Cardura™ Glycidyl Ester

Competitive Strengths
Leading End-Market Positions. On a pro forma basis, more than 90% of our sales in adhesives and performance materials for the year ended December 31, 2020 were from number one positions in our key markets. We generally operate in end-markets where we are one of two or three global suppliers who can bring solutions to regional and global customers. We have a broad range of adhesive resin technologies, with leading technical service, application development and research capabilities that we believe are unmatched in the sector. In addition, our

Confidential Treatment Requested by Hexion Holdings Corporation

facilities are well positioned to serve local customers in regional geographies. Nearly all of our adhesives resins and formaldehyde business are served to customers via pipelines or truck and rail within the region.

Segment / Sub-segment	Products	Leadership Position	Key Attributes
Adhesives
Construction Adhesives	Wood Adhesives	#1 in United States, Canada, Brazil and Australia	•Regional market (300-mile economically viable shipping radius) •Approximately two-and-a-half times bigger than next competitor

Intermediates & Derivatives	Formaldehyde	#1 in North America	•Approximately three times bigger than next competitor •40% of North America capacity
Performance Materials

Performance Coatings	Versatic™ Acid Derivatives	#1 Globally	•Only one other direct competitor in each of our product lines

Chemical Intermediates	Versatic™ Acid	#1 Globally	•Large scale producer provides backward integration

Strategically Aligned with End-Market Growth Drivers. Our products are well aligned with global mega-trends in population growth and sustainability, as well as increasingly stringent safety and performance standards. Global population growth is expected to result in ever increasing demands for more sustainable solutions, such as in energy, automotive, agriculture and construction. Demand for carbon efficient buildings drives growth in our low-emitting coatings and our resins that enable sustainable engineered structural wood. We believe growth in many of our key applications is being driven by an increasing need for lighter, stronger, higher performance engineered materials, as well as improved fire, smoke and toxicity properties.
Our adhesives business serves the growing U.S. housing market, both through remodeling activity and new construction. Wood adhesives support a more sustainable structural market where wood products use renewable materials, such as tree plantations, that use much less energy per ton and have a lower carbon footprint than traditional materials such as steel, glass and concrete. The global trend to use lower VOCs in specialty coatings applications due to environmental concerns supports growth in our Performance Materials business.
Diverse Customer Base and Variety of End Markets Allows for Stable Earnings and Reduced Volatility. Our products sold to our customers are used in thousands of applications and sold into end-markets such as residential and non-residential construction, furniture, energy, decorative coatings, industrial, automotive and agriculture. Residential construction, one of our leading end-markets, represented 22% of our total pro forma net sales in 2020. Repair and remodel represented 15% of our pro forma net sales. Our broad product portfolio also addresses diverse applications and geographies within a single end-market. Our adhesives products are critical to engineered panel board production across diverse geographies including the United States, Canada, Brazil and Australia. Across our entire portfolio, we sell our products in approximately 60 countries. Our products are sold to a diverse global and regional set of customers that consist of more than 1,200 companies, with our top ten customers accounting for approximately 30% of our pro forma net sales in 2020. Our largest customer accounted for approximately 5% of our pro forma net sales in 2020. Our global customers include leading multinational companies that collaborate with us to develop global product solutions. Many of these blue-chip companies are leaders in their respective industries

Confidential Treatment Requested by Hexion Holdings Corporation

such as Akzo Nobel, Axalta, BASF, Bayer, Duratex, Norbord, Laminex, Louisiana Pacific, PPG Industries, Sherwin Williams, Synthomer and Weyerhaeuser.
Leading Technology Platform Across Products and Applications. We have a leading technology platform of products that address critical performance attributes for our customers and their customers’ products through our global and regional network. Our product technologies are centered around our broad wood adhesives platform with leading research, applications development and technical service capabilities. We have 12 research and development sites where we collaborate with local and global customers to develop customized products and solutions. These sites are located globally in North America, South America, Europe and Asia Pacific. We have the broadest wood adhesives platform with over 700 unique SKUs of products that make up the industry’s leading technology. In addition, we are strategically located near our customers with large-scale facilities such as Edmonton, Canada and Springfield, Oregon, which enables a low-cost position. Our VeoVa™ and Cardura™ products provide a unique technology to the market to allow coatings players to both lower VOCs and provide high performance. Our new product sales across the portfolio represented approximately 28% of our total pro forma net sales in each of the last five years.
Tailored Solutions and Regional Customer Engagement. We engage our customer base by providing solutions for their product development and formulation needs. We provide these solutions on both a global and regional basis. We utilize a network of technical sales, commercial development centers and research and development facilities to provide collaborative solutions. In adhesives we have experts who develop customer products and are embedded at our customers’ panelboard facilities. We offer panelboard pilot facilities in North America, Latin America and Australia for customers to test new products or create existing product modifications. The technology center at our Edmonton, Alberta site focuses on developing next generation resin chemistry for panel production. Our Versatic™ acids and derivatives business works with customers in regional labs based in Belgium, United States and China where customers utilize our unique polymerization, formulation and synthesis capabilities unmatched in the industry. We believe our tailored solutions and intimate customer engagement have allowed us to maintain industry leadership, profitability and growth potential.
Integrated Value Chain Provides Stability and Competitive Advantage. We produce a majority of the critical intermediates for our key products across our portfolio. This integration gives us significant competitive advantages through cost effective production, security of supply to us and our customers and less volatility in our overall input costs. For example, we supply essentially all of the formaldehyde needed for our construction and adhesives business. Our Cardura™ glycidyl ester and VeoVa™ vinyl ester products source their VersaticTM acid needs from our facilities. This integrated platform allows us to lower costs through sourcing locally, often through pipelines, to reduce delivered costs of raw materials. In addition, we have the ability to run our intermediates facilities at high utilization rates to lower our operating cost per ton due to our internal needs for base-load operations.
Favorable Cash Flow Attributes. We have favorable cash flow attributes given our limited working capital requirements, a right-sized capital structure, low capital-intensive operations and pass-through customer contract structures. On a pro forma basis, year-end net working capital averaged approximately 6% of sales from 2019 through 2020, which is top decile in the chemical industry. Our annual investment in maintenance and environmental capital expenditures has typically ranged between $30 million and $45 million on a pro forma basis, which was approximately 3% of pro forma net sales in 2020. Additionally, as of December 31, 2020, the Company had $636 million of U.S. federal net operating loss carryforwards available prior to the impact of the Transactions.
In a majority of our businesses, we benefit from strong contract structures that allow for raw material pass-through. In our formaldehyde and adhesives businesses, we leverage third-party raw material indices to periodically adjust contractual and non-contractual pricing for approximately 90% of revenue, which has produced consistent material margins. We expect these attributes to help produce more stable profit and free cash flow through fluctuating raw material price environments.
Experienced Management Team with Impressive Track Record. Our management is highly experienced with a history and track record of creating value at other public companies. Craig Rogerson, our Chief Executive Officer, was chief executive officer of Chemtura Corporation for over seven years and chief executive officer of Hercules Inc. for five years. Our key segment leaders each have over 20 years of relevant industry experience. In addition, our

Confidential Treatment Requested by Hexion Holdings Corporation

management team has reduced fixed costs by $90 million between 2017 and 2020. Our management team has strong leadership experience navigating across a broad range of economic conditions. In addition, as a result of this team, the portfolio has been better positioned with a new product focus, where our new products across the portfolio have consisted of approximately 28% of our pro forma net sales from 2016 to 2020.
Strategy
Our strategy is focused on increasing shareholder value by increasing our profit and free cash flow generation dollars by leveraging our technologies, manufacturing footprint and customer relationships to provide customers with value added solutions to their ever-changing requirements and growing end-market needs. We continually seek to introduce new products to address our growing end-market needs. We continue to drive productivity through disciplined investment and laser-like focus on cost management. We aggressively manage our portfolio focusing on bolt-on acquisitions to broaden and deepen our specialty product solutions.
Leveraging our technologies, manufacturing footprint and customer relationships to provide customers with value added solutions to their ever-changing requirements. We have a platform of technologies in the resin and performance materials markets that we will leverage to continue to introduce new products addressing market growth driven by increasing population growth, increasing stringent safety requirements and increasing sustainability trends. In addition, we have continued to invest over the last decade in growing our global and regional commercial base, developing our research and development capabilities, and expanding our production network. As we address our attractive growing markets through increased volumes of existing and new product sales, we intend to improve our profit through operating leverage across our global and regional base of operations.
In addition, we believe our diversified portfolio is uniquely aligned to serve our customers that are increasingly demanding products with sustainable attributes. Within our Adhesives segment, our ArmorBuilt™ fire resistant wrap is a new product which greatly improves fire protection when applied to a substrate. ArmorBuilt™ wrap is a proprietary wrap from Hexion that can be applied to new utility poles with potential for existing pole applications. Hexion has been providing high-performing adhesives for decades and has leveraged its expertise to develop a fire-retardant coating for more sustainable wooden utility poles that greatly improves their fire resistance and protects critical utility infrastructure. We also believe that the fire-retardant properties of ArmorBuilt™ positions us favorably to capture other high-growth applications as we bring on additional manufacturing capacity through our announced site expansions. We anticipate that new potential applications include roofing and siding “fire hardening” materials, as well as protective wrapping for storage tanks and natural gas and oil pipelines. Within our Performance Materials segment, we are constantly adapting our application development pipeline to answer manufacturers’ increasing need for sustainable, durable and low VOC coating solutions. For instance, we recently launched our patent pending VeoVa™ Silane technology platform on moisture curable resins for easy to handle, 1K isocyanate-free protective coatings. Cardura™ glycidyl ester enables high performance waterborne 2K PU industrial and protective coatings. VeoVa™ vinyl ester today is already used in latex polymers for waterborne intumescent coatings. Our goal of increasing the offerings of products with sustainable attributes is expected to create value for our customers and our stakeholders.
Driving continuing productivity through disciplined investment and laser-like focus on cost management. We expect to continue to invest in our development and production capabilities to bring new products to the market that provide innovative lower VOC attributes, fire resistance and toxicity attributes that meet the needs of our customers and deliver attractive margins to the Company. Our new products across the portfolio have consisted of 28% of our pro forma net sales from 2016 to 2020. We intend to continue this new product focus with our global commercial, technical support and research and development base of people and capabilities, such as in our commercial development centers and regional labs. Our adhesive systems are ideal for new building applications, such as cross-laminated timbers for multi-story commercial buildings, for example. The previously discussed, ArmorBuilt™ wrap protects utility poles during wildfires. We will also invest to support our customers’ evolving needs, such as our intention to add phenolic resin capacity to expand our adhesives and binders business at our Brimbank, Australia site designed to provide fire-resistant cladding materials for new commercial and residential building. Our constantly developing pipeline should drive growth of our business to increase profit and margin to increase shareholder value.

Confidential Treatment Requested by Hexion Holdings Corporation

We also have a track record of effectively managing our cost base. For example, on a pro forma basis, we reduced fixed costs by $90 million from 2017 to 2020. We believe this stable fixed cost base will support future operating leverage driven by increasing volumes. Additionally, we have increased our investment in capital expenditures focused on productivity in the last two years.
Aggressive portfolio management through focused on bolt-on acquisitions. We plan to proactively optimize our portfolio of businesses and solutions by focusing on the most attractive businesses we have today and growing our platform through strategic bolt-on acquisitions. We believe our optimization, through divestitures, acquisitions and joint ventures, will drive our businesses to areas where our solutions and products achieve attractive margins based on their performance enabling characteristics for customers and where we can achieve high and increasing returns over the long term. We intend to explore new product technologies that complement our existing solution base and customer application set and/or our downstream formulation expertise. In addition, we intend to evaluate regional additions in our current product set that can broaden our global reach. Our acquisitions will be evaluated under a disciplined return on capital requirement and achievable synergies. We believe this portfolio optimization will position us to expand globally as a stronger and higher valued specialty chemical company with capabilities to continue to deliver best-in-class solutions to our customers.
The Separation and Distribution
Immediately prior to the consummation of this offering of common stock, we will distribute to our existing stockholders and warrant holders all of the shares of common stock of Epoxy, which will hold our Epoxy Business. The Epoxy Business is currently a wholly owned business of Hexion and, at the time of the Distribution, Epoxy will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Epoxy Business. We refer to this distribution of Epoxy shares as the “Distribution” and to the separation of the Epoxy Business as the “Separation.”
Assets included in the Epoxy Business are the Company’s manufacturing sites in Argo, IL (USA); Deer Park, TX (USA); Lakeland, FL (USA); Barbastro, Spain; Onsan, Korea; Pernis, Netherlands (excluding Versatic™ Acid and derivative facilities); and Duisburg, Germany; Esslingen, Germany.
The Epoxy Business produces in various subsegments that include Composites, Electrical Applications, performance coatings, and Industrial Coatings and Construction Chemicals. In industrial coatings, epoxy specialty resins are used to impart superior adhesion, corrosion resistance and other high-performance characteristics. Epoxy resins are also used as the key component in composite materials. Composite materials are high strength, yet lightweight materials that consist of resins and a reinforcement material, such as glass and carbon fibers. Epoxy supplies specialty epoxy resins to producers that make composites for wind blades, aerostructures and automotive parts among many other lightweight structural parts. Given its integrated platform, Epoxy supplies a portion of its liquid epoxy resins to its epoxy specialty resins business but the majority is supplied to the external market. The Epoxy products requires collaboration with customers and a technical and formulation expertise given that wind energy, automotive, aerospace and other industrial products are highly engineered for specific applications. These end markets require demanding performance requirements for these structural components and have long development cycles and long in-use time horizons.
Prior to the Distribution, the assets and liabilities of the Epoxy Business will be transferred and assigned to Epoxy or entities that are, or will become prior to the Distribution, subsidiaries of Epoxy. At the effective time of the Distribution, our stockholders will receive one share of Epoxy common stock for every    shares of our common stock held on the record date and our warrant holders will receive one share of Epoxy common stock for every     shares of our common stock they would have received if they had exercised their warrants immediately prior to the record date. The Separation is expected to be completed immediately prior to this offering of common stock. Immediately following the Separation, our stockholders and warrant holders as of the record date for the Distribution will own 100% of the outstanding shares of common stock of Epoxy.
Prior to the Distribution, we will enter into a Separation and Distribution Agreement and several other ancillary agreements with Epoxy to effect the Separation and provide a framework for our relationship with Epoxy after the Separation. These agreements will provide for the allocation between Hexion and Epoxy of Hexion’s assets,

Confidential Treatment Requested by Hexion Holdings Corporation

liabilities and obligations (including with respect to employee matters, intellectual property matters, tax matters and certain other matters). Hexion and Epoxy will also enter into a Shared Services Agreement, which will set forth the terms on which Hexion and Epoxy will provide one another as the case may be, on a transitional basis, certain services or functions that the companies historically have shared, as well as one or more commercial agreements relating to the ownership, management, maintenance, support, and use of certain shared operations services by Hexion to Epoxy.
Our Board of Directors believes separating the Epoxy Business from Hexion’s other businesses is in the best interests of Hexion and its stockholders and has concluded that the Separation will provide Hexion and Epoxy with a number of potential opportunities and benefits, including the following:
•Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities and will have increased flexibility and speed to design and implement strategies based on the characteristics of its business.
•Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.
•Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in the Epoxy Business will have the opportunity to acquire stock of Epoxy.
•Employee Incentives and Retention. Enable each company to better incentivize, attract, and retain key employees through the use of equity compensation. Separating the two businesses will allow each company to design stock option and similar programs that better incentivize management to enhance business performance because the stock price performance of each company will be based on the performance of its own business.
While a number of potential costs and risks were also considered, including, among others, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, the risk of volatility in our stock price immediately following the Distribution, potential disruptions to each business, the loss of synergies, scale and joint purchasing power, increased administrative costs, one-time separation costs, the fact that each company will be less diversified following the Separation, and the potential inability to realize the anticipated benefits of the Separation, it was nevertheless determined that the potential benefits of the Separation outweighed the potential costs and risks in connection therewith and provided the best opportunity to achieve the above benefits and enhance stockholder value.
The distribution of Epoxy common stock in the Distribution is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this prospectus.
Epoxy Financing
Immediately prior to the consummation of the Separation and Distribution, the Epoxy Business will incur new indebtedness of approximately $300 million (the “Epoxy Financing”) and we will use the proceeds of the Epoxy Financing, together with cash on hand, to repay in full the outstanding €300 million principal amount under our Euro-denominated Term Loan Facility (“Euro Term Loan Facility”).

Confidential Treatment Requested by Hexion Holdings Corporation

Recent Divestiture
On April 30, 2021, we completed the sale of our Phenolic Specialty Resin, Hexamine and European-based Forest Products Resins businesses (the “Held for Sale Business”) for approximately $425 million to Black Diamond and Investindustrial (the “Buyers”) pursuant to a purchase agreement entered into on September 27, 2020 (the “Purchase Agreement”). We received gross cash consideration for the Held for Sale Business in the amount of $304 million. In addition, the Buyers assumed approximately $31 million of certain liabilities, net of preliminary working capital and other closing adjustments as part of the Purchase Agreement. A subsequent post-closing adjustment to the initial cash consideration will be made in accordance with the Purchase Agreement. The remainder in future proceeds of up to $90 million is based on the performance of the Held for Sale Business. We used $150 million of the sale proceeds to repay a portion of the Euro Term Loan Facility and expect to invest the remainder of the proceeds in our business. In this prospectus, we refer to this divestiture as “Project Fusion.”
Transactions
In this prospectus, the “Transactions” refers, collectively, to (i) the consummation of Project Fusion and the use of $150 million of the proceeds to repay amounts outstanding under our Euro Term Loan Facility, (ii) the consummation of the Epoxy Financing and the use of proceeds therefrom, together with cash on hand, to repay €300 million principal amount under our Euro Term Loan Facility, (iii) the consummation of the Separation and Distribution, (iv) the consummation of this offering of common stock and the application of the proceeds as described herein and (v) the payment of fees and expenses related to this offering, the Epoxy Financing and the Separation and Distribution.
Emergence Transactions
On July 1, 2019 (the “Emergence Date”), we emerged from bankruptcy proceedings pursuant to the terms of a Plan of Reorganization (the “Plan”). On the Emergence Date, we consummated the following exit financings (collectively, the “Exit Financings”) in accordance with the Plan:
•We issued $450 million aggregate principal amount of 7.875% Senior Notes due 2027 (the “Senior Notes”);
•We entered into a new $350 million asset-based revolving credit facility (the “ABL Facility”) and a new $1.2 billion senior secured term loan facility (the “Term Loan Facility” and, together with the ABL Facility, the “Credit Facilities”); and
•We raised $300 million of gross cash proceeds from a rights offering (the “Rights Offering”) of our common stock to certain eligible holders of Hexion Inc.’s pre-petition notes under the Plan.
In this prospectus, the “Emergence Transactions” refers, collectively, to the consummation of the Plan and related transactions, including the application of fresh start accounting principles, the consummation of the Rights Offering, the entry into the ABL Facility, the entry into the Term Loan Facility and the borrowing of $1.2 billion thereunder, the issuance of the Senior Notes and the application of the proceeds from the Exit Financings pursuant to the terms of the Plan.
Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:
Risks Relating to our Business
•If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition;

Confidential Treatment Requested by Hexion Holdings Corporation

•Natural or other disasters or pandemics could disrupt our business and result in loss of revenue or higher expenses. The continued impact of the COVID-19 pandemic could adversely result in business and manufacturing disruption, inventory shortages, delivery delays, our ability to obtain financing on favorable terms and reduced sales due to an economic downturn that could affect demand for our products;
•An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business;
•Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment;
•Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials;
•We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations;
•Our debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations and may have an adverse effect on our stock price. As of March 31, 2021, we had approximately $1.8 billion aggregate principal amount of consolidated outstanding indebtedness. For the year ended December 31, 2020, we had interest expense of $100 million.
•Our debt instruments contain restrictive covenants that, among other things, limit our ability to incur debt, grant liens on assets, pay dividends, make investments or acquisitions or merge or consolidate with another company. These restrictions may limit our ability to effectively execute our strategy;
•Our pension obligations could be greater than we expect. For the year ended December 31, 2020, we made contributions totaling $40 million to our defined benefit pension plans; and
•Cybersecurity attacks and other disruptions to our or our third-party vendors’ information systems could interfere with our operations, and could compromise our information and the information of our customers and suppliers, which would adversely affect our relationships with business partners and harm our brands, reputation and financial results;
•We could face additional tax obligations based on the Emergence;
•We could face additional tax obligations based on the Emergence and other income tax contingencies we have recorded on our books;
•The enactment of tax reform legislation, including legislation implementing changes in taxation of international business activities, could adversely impact our financial position and results of operations;
•If we fail to establish and maintain an effective internal control environment, our ability to both timely and accurately report our financial results could be adversely affected;
•A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of future financings or trade credit;
•Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.
•We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Confidential Treatment Requested by Hexion Holdings Corporation

•Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
•We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.
•Investors in this offering will experience immediate and substantial dilution and may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.
•Our stock price could be adversely affected by future sales of our common stock in the public market, or the perception in the public market that such sales may occur.
•There can be no assurances that a viable public market for our common stock will develop.
•The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering and our stock price may fluctuate significantly.
•If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.
•Ownership of our common stock is concentrated in the hands of certain stockholders that may have significant influence on corporate decisions sufficient to approve or veto most corporate actions requiring a vote of our stockholders.
•Actions of activist stockholders, and such activism, could adversely impact our business.
Risks Relating to the Separation
•We may not realize some or all of the anticipated benefits from the Separation.
•Our combined historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.
Corporate Information
We were incorporated under the laws of the State of Delaware on June 24, 2019. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. Our website is located at www.hexion.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus.

Confidential Treatment Requested by Hexion Holdings Corporation

Organizational Structure
The following chart summarizes our organizational structure and illustrates the long-term debt outstanding as of March 31, 2021, after giving effect to the Transactions:
____________________
(1)Direct and indirect ownership.

Confidential Treatment Requested by Hexion Holdings Corporation

The Offering

Issuer	Hexion Holdings Corporation

Common stock offered by us	shares of common stock (or shares, if the underwriters exercise in full their option to purchase additional shares as described below).

Common stock offered by the selling stockholders	shares of common stock.

Option to purchase additional shares
We have granted the underwriters an option to purchase from us up to an additional                  shares of common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriters.”

Common stock outstanding after this offering
                 shares of common stock (or                 shares if the underwriters exercise in full their option to purchase additional shares), assuming exercise of all of the outstanding warrants to purchase                  shares of common stock at an exercise price of $0.01 per share.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use the net proceeds received by us in this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. See “Use of Proceeds.”

Confidential Treatment Requested by Hexion Holdings Corporation

Dividend policy	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to review our dividend policy periodically. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on the NYSE under the symbol “HXN.”

Risk Factors	You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Except as otherwise indicated, all of the information in this prospectus assumes:
•an initial public offering price of $         per share of common stock, the midpoint of the range set forth on the cover of this prospectus;
•no exercise of the underwriters’ option to purchase up to      additional shares of common stock in this offering;
•the exercise of all outstanding warrants to purchase an aggregate of                  shares of common stock at an exercise price of $0.01 per share;
•that the                  shares of common stock reserved for future grant under our Management Incentive Plan have not been issued; and
•that the                  shares of common stock reserved for issuance under our 2019 Omnibus Incentive Plan (the “2019 Incentive Plan”) have not been issued.

Confidential Treatment Requested by Hexion Holdings Corporation

Summary Unaudited Pro Forma Financial Information
The following tables present our summary unaudited pro forma financial information have been prepared in accordance with Article 11 of Regulation S-X as amended, in order to give effect to the Pro Forma Transactions (as defined “Unaudited Pro Forma Condensed Consolidated Financial Information”). The following unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2021 and and the year ended December 31, 2020 give effect to the Pro Forma Transactions as if they occurred on January 1, 2020, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed consolidated statements of operations for the Successor period from July 2, 2019 through December 31, 2019, the Predecessor period from January 1, 2019 to July 1, 2019 and the year ended December 31, 2018 give effect to the presentation of the Epoxy business as discontinued operations in accordance with ASC 205. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Pro Forma Transactions (as defined in “Unaudited Pro Forma Condensed Consolidated Financial Information”) as if they occurred as of March 31, 2021, our latest balance sheet date. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial information does not purport to represent what our financial position or results of operations would have been if we had operated as a public company during the periods presented or if the transaction described therein had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus for a complete description of the adjustments reflected in the unaudited pro forma consolidated financial data.

	Pro Forma
	Successor			Predecessor	Non-GAAP Combined(1)	Predecessor
(in millions, except share and per share data)	Three Months Ended March 31, 2021	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018

Net sales(2)	$420	$1,391	$782	$870	$1,652	$1,869
Cost of sales(2)(3)(4)	319	1,065	629	703	1,332	1,507
Selling, general and administrative expense(2)(3)(4)	45	147	73	78	151	151
Depreciation and amortization(4)(5)	29	116	56	25	81	60
Gain on dispositions	—	—	—	—	—	(44)
Asset impairments	—	16	—	—	—	27
Business realignment costs	4	55	17	8	25	17
Other operating (income) expense, net	(1)	13	8	12	20	22
Operating income (loss)	24	(21)	(1)	44	43	129
Interest expense, net	19	82	54	88	142	360
Reorganization items, net	—	—	—	(2,448)	(2,448)	—
Other non-operating expense (income), net(3)	(10)	(3)	(10)	(9)	(19)	9
Income (loss) before income tax and earnings from unconsolidated entities	15	(100)	(45)	2,413	2,368	(240)
Income tax expense (benefit)	12	26	(7)	148	141	16
(Loss) income from continuing operations before earnings from unconsolidated entities	3	(126)	(38)	2,265	2,227	(256)
Earnings from unconsolidated entities, net of taxes	—	—	1	—	1	1
Net income (loss) from continuing operations, net of taxes	3	(126)	(37)	2,265	2,228	(255)
Amounts attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net income (loss) from continuing operations	$3	$(126)	$(37)	$2,265	$2,228	$(255)
Basic income (loss) per share attributable to Hexion Holdings Corporation common stockholders and warrant holders:
Net income (loss) per share from continuing operations, basic
Net (loss) income per share, basic
Weighted average common shares and warrants outstanding, basic

Confidential Treatment Requested by Hexion Holdings Corporation

	Pro Forma
	Successor			Predecessor	Non-GAAP Combined(1)	Predecessor
(in millions, except share and per share data)	Three Months Ended March 31, 2021	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Diluted income per share attributable to Hexion Holdings Corporation common stockholders and warrant holders:
Net income per share from continuing operations, diluted
Net loss per share from discontinued operations, diluted
Net income per share, diluted
Weighted average common shares and warrants outstanding, Diluted
Balance Sheet Data (at end of period):
Cash and cash equivalents	$251
Total assets(2)	2,384
Total debt(6)	1,747
Total liabilities(2)	1,918
Total equity (deficit)	466
Other Financial Data from continuing operations:
Capital Expenditures
EBITDA(7)
Segment EBITDA(7)
(1)See “Management’s Discussion and Analysis—First Quarter 2021 Overview” for a discussion of the Non-GAAP Combined operating results for the year ended December 31, 2019.
(2)ASC 606 Revenue from Contracts with Customers and ASC 842 Leases, were effective for the year ended December 31, 2018 and for the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019, respectively. Prior periods have not been adjusted for the adoption of these standards.
(3)“Cost of sales,” “Selling, general and administrative expense” and “Other non-operating income, net” have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2017-07 (“ASU 2017-07”), which reclassified certain components of net periodic pension and postretirement benefit costs from “Cost of sales” and “Selling, general and administrative expense” to “Other non-operating income, net” within our consolidated statements of operations. See Note 2 to our audited consolidated financial statements included in this prospectus for more information.
(4)As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation for depreciation and amortization expense. All depreciation and amortization expense has been reclassified from “Cost of sales” and “Selling, general and administrative expense” to “Depreciation and amortization” for all periods presented. In addition, we no longer present “Gross profit” as a subtotal caption.
(5)For the three months ended March 31, 2021, there was no accelerated depreciation. Depreciation and amortization for the years ended December 31, 2020 and 2018 includes accelerated depreciation of $2 million and $3 million, respectively, related to facility rationalizations. There was no accelerated depreciation in either the Successor period from July 2, 2019 through December 31, 2019 or in the Predecessor period from January 1, 2019 through July 1, 2019.
(6)Total debt represents the sum of “Debt payable within one year” and “Long-term debt” on our consolidated balance sheets. See Note 8 to our audited consolidated financial statements included in this prospectus for more information.
(7)EBITDA is defined as Net income (loss) (excluding loss (gain) on extinguishment of debt) before interest, income taxes and depreciation and amortization. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. We have presented EBITDA and Segment EBITDA because we believe that these measures are useful to investors since they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. EBITDA and Segment EBITDA are not recognized terms under GAAP, should not be viewed in isolation and do not purport to be alternatives to Net income (loss) as indicators of operating performance or cash flows from operating activities as measures of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Segment EBITDA and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, EBITDA and Segment EBITDA do not include:
•interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;
•depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and
•tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.
Additionally, EBITDA and Segment EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Segment EBITDA may not be comparable to other similarly titled measures for other companies.

Confidential Treatment Requested by Hexion Holdings Corporation

Summary Historical Financial Information
The following table presents our summary historical financial information as of and for the periods presented. Prior to our emergence from bankruptcy on July 1, 2019 (the “Emergence Date”), Hexion Holdings Corporation had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Hexion Inc. for the periods presented and do not give effect to the Plan or any of the transactions contemplated thereby or the adoption of fresh start accounting.
Upon emergence from bankruptcy on the Emergence Date, we adopted fresh start accounting, which resulted in the creation of a new entity for financial reporting purposes. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan, the consolidated financial statements after July 1, 2019 are not comparable with the consolidated financial statements on or prior to that date. Refer to Notes 1 and 3 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
The summary historical financial information as of December 31, 2020 and December 31, 2019 and for the year ended December 31, 2020 and for the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019 and for the Predecessor year ended December 31, 2018 has been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited historical financial information as of March 31, 2021 and March 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020 has been derived from, and should be read in conjunction with, our unaudited consolidated financial statements included elsewhere in this prospectus.
The combined results (referred to as “Non-GAAP Combined” or “Combined”) for the year ended December 31, 2019, which we refer to herein as results for the “Year Ended December 31, 2019” represent the sum of the reported amounts for the Predecessor period January 1, 2019 through July 1, 2019 combined with the Successor period from July 2, 2019 through December 31, 2019. These Combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The Non-GAAP Combined operating results are presented for supplemental purposes only, may not reflect the actual results we would have achieved absent our emergence from bankruptcy, may not be indicative of future results and should not be viewed as a substitute for the financial results of the Predecessor period and Successor period presented in accordance with U.S. GAAP.
You should read the following summary information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Hexion Holdings Corporation

	Historical
	Successor				Predecessor	Non-GAAP Combined(1)	Predecessor
(in millions, except share and per share data)	Three months ended March 31,		Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	2021	2020
Statements of Operations:
Net sales(2)	$753	$687	$2,510	$1,323	$1,481	$2,804	$3,137
Cost of sales(2)(3)(4)	584	565	2,043	1,117	1,211	2,328	2,559
Selling, general and administrative expense(2)(3)(4)	70	64	231	124	128	252	243
Depreciation and amortization(4)(5)	49	49	191	93	43	136	98
Gain on dispositions	—	—	—	—	—	—	(44)
Asset impairments	—	16	16	—	—	—	28
Business realignment costs	5	20	69	22	14	36	27
Other operating (income) expense, net	(3)	7	24	16	17	33	37
Operating income (loss)	48	(34)	(64)	(49)	68	19	189
Interest expense, net	24	26	100	55	89	144	365
Reorganization items, net	—	—	—	—	(2,970)	(2,970)	—
Other non-operating income, net(3)	(4)	—	(15)	—	(11)	(11)	(12)
Income (loss) before income tax and earnings from unconsolidated entities	28	(60)	(149)	(104)	2,960	2,856	(164)
Income tax expense (benefit)	16	(3)	14	(10)	201	191	31
Income (loss) from continuing operations before earnings from unconsolidated entities	12	(57)	(163)	(94)	2,759	2,665	(195)
Earnings from unconsolidated entities, net of taxes	—	1	2	2	1	3	4
Net income (loss) from continuing operations, net of taxes	12	(56)	$(161)	$(92)	$2,760	$2,668	$(191)
(Loss) income from discontinued operations, net of taxes	(1)	(3)	(69)	4	135	139	28
Net income (loss)	$11	$(59)	$(230)	$(88)	$2,895	$2,807	$(163)
Net (income) loss attributable to noncontrolling interest	—	—	—	(1)	(1)	(2)	1
Net income (loss) attributable to Hexion Holdings Corporation common stockholders and warrant holders	$11	$(59)	$(230)	$(89)	$2,894	$2,805	$(162)

Amounts attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net income (loss) from continuing operations	$12	$(56)	$(161)	$(92)	$2,760	$2,668	$(191)
Net (loss) income from discontinued operations	(1)	(3)	(69)	4	135	139	28
Net income (loss)	$11	$(59)	$(230)	$(88)	$2,895	$2,807	$(163)
Basic income (loss) per share attributable to Hexion Holdings Corporation common stockholders and warrant holders:
Net income (loss) per share from continuing operations, basic	$0.18	$(0.82)	$(2.36)	$(1.36)	$33.41	32.05	$(2.30)
Net (loss) income per share from discontinued operations, basic	(0.01)	(0.04)	(1.01)	0.06	1.63	1.69	0.34
Net (loss) income per share, basic	$0.17	$(0.86)	$(3.37)	$(1.30)	$35.04	$33.74	$(1.96)
Weighted average common shares and warrants outstanding, basic	68.3	68.4	68.3	68.7	82.6		82.6

Diluted income per share attributable to Hexion Holdings Corporation common stockholders and warrant holders:
Net income per share from continuing operations, diluted	$0.17
Net loss per share from discontinued operations, diluted	(0.01)
Net income per share, diluted	$0.16
Weighted average common shares and warrants outstanding, Diluted	68.8
Cash Flows (used in) provided by continuing operations:
Operating activities	(49)	(94)	$116	$174	$(163)	$11	$(63)
Investing activities(6)	(17)	(26)	(105)	(47)	(40)	(87)	(31)
Financing activities	(3)	136	(57)	(38)	212	174	81

Confidential Treatment Requested by Hexion Holdings Corporation

	Historical
	Successor				Predecessor	Non-GAAP Combined(1)	Predecessor
(in millions, except share and per share data)	Three months ended March 31,		Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	2021	2020
Balance Sheet Data (at end of period):
Cash and cash equivalents	$134	$250	$204	$254			$128
Total assets(2)	3,985	4,097	4,002	4,146			1,961
Total debt(7)	1,766	1,914	1,792	1,785			3,815
Total liabilities(2)	3,149	3,143	3,179	3,071			4,875
Total redeemable common stock (March 31, 2021 and December 31, 2020, as restated)	—	145	—	147			—
Total equity (deficit) (March 31, 2021 and December 31, 2020, as restated)	836	809	823	928			(2,914)
Other Financial Data from continuing operations:
Capital Expenditures	$(24)	$(26)	$(108)	$(47)	$(41)	$(88)	$(81)
EBITDA(8)	101	16	144	46	3,093	3,139	303
Segment EBITDA(8)	114	73	294	139	201	340	381
Hexion Inc. Covenant Pro Forma EBITDA (for the twelve months ended)(9)	343	404	304

(1)See “Management’s Discussion and Analysis—First Quarter 2021 Overview” for a discussion of the Non-GAAP Combined operating results for the year ended December 31, 2019.
(2)ASC 606 Revenue from Contracts with Customers and ASC 842 Leases, were effective for the year ended December 31, 2018 and for the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019, respectively. Prior periods have not been adjusted for the adoption of these standards.
(3)“Cost of sales,” “Selling, general and administrative expense” and “Other non-operating income, net” have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2017-07 (“ASU 2017-07”), which reclassified certain components of net periodic pension and postretirement benefit costs from “Cost of sales” and “Selling, general and administrative expense” to “Other non-operating income, net” within our consolidated statements of operations. See Note 2 to our audited consolidated financial statements included in this prospectus for more information.
(4)As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation for depreciation and amortization expense. All depreciation and amortization expense has been reclassified from “Cost of sales” and “Selling, general and administrative expense” to “Depreciation and amortization” for all periods presented. In addition, we no longer present “Gross profit” as a subtotal caption.
(5)For the three months ended March 31, 2020, accelerated depreciation of $2 million has been included in depreciation and amortization. Depreciation and amortization for the years ended December 31, 2020 and 2018 includes accelerated depreciation of $2 million and $4 million, respectively, related to facility rationalizations. There was no accelerated depreciation in either the Successor period from July 2, 2019 through December 31, 2019 or in the Predecessor period from January 1, 2019 through July 1, 2019.
(6)“Investing activities” within our consolidated statement of cash flows has been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2016-18 (“ASU 2016-18”), which removed the change in restricted cash from “Investing activities” in the consolidated statement of cash flows. See Note 2 to our consolidated financial statements included in this prospectus for more information.
(7)Total debt represents the sum of “Debt payable within one year” and “Long-term debt” on our consolidated balance sheets. See Note 8 to our audited consolidated financial statements included in this prospectus for more information.
(8)EBITDA is defined as Net income (loss) (excluding loss (gain) on extinguishment of debt) before interest, income taxes and depreciation and amortization. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. We have presented EBITDA and Segment EBITDA because we believe that these measures are useful to investors since they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. EBITDA and Segment EBITDA are not recognized terms under GAAP, should not be viewed in isolation and do not purport to be alternatives to Net income (loss) as indicators of operating performance or cash flows from operating activities as measures of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Segment EBITDA and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, EBITDA and Segment EBITDA do not include:
•interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;
•depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

Confidential Treatment Requested by Hexion Holdings Corporation

•tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.
Additionally, EBITDA and Segment EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Segment EBITDA may not be comparable to other similarly titled measures for other companies.

	Historical
	Successor			Successor	Predecessor	Non-GAAP Combined	Predecessor
(in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	Period from July 2, 2019 through December 31, 2019	Period from January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018

Reconciliation:
Net income (loss) attributable to Hexion Holdings Corporation	$11	$(59)	$(230)	$(89)	$2,894	$2,805	$(162)
Net income (loss) attributable to noncontrolling interest	—	—	—	1	1	2	(1)
Less: Net (loss) income from discontinued operations	(1)	(3)	(69)	4	135	139	28
Net income (loss)	12	(56)	(161)	(92)	2,760	2,668	(191)
Income tax expense (benefit)	16	(3)	14	(10)	201	191	31
Interest expense, net	24	26	100	55	89	144	365
Depreciation and amortization(a)	49	49	191	93	43	136	98
EBITDA	101	16	144	46	3,093	3,139	303
Adjustments to arrive at Segment EBITDA:
Asset impairments and write-downs	$—	16	$16	$—	$—	$—	$32
Business realignment costs(b)	5	20	69	22	14	36	27
Realized and unrealized foreign currency losses (gains)	4	6	—	4	(7)	(3)	28
Gain on dispositions	—	—	—	—	—	—	(44)
Unrealized losses (gains) on pension and OPEB plan liabilities	—	—	4	5	—	5	(13)
Transaction costs(c)	—	2	6	11	26	37	13
Reorganization items, net(d)	—	—	—	—	(2,943)	(2,943)	—
Non-cash impact of inventory step-up(e)	—	—	—	27	(27)	—	—
Accelerated deferred revenue(f)	—	—	—	—	18	18	—
Other non-cash items(g)	10	11	43	10	9	19	14
Other(h)	(6)	2	12	14	18	32	21
Total adjustments	13	57	150	93	(2,892)	(2,799)	78
Segment EBITDA	114	73	$294	$139	$201	$340	$381
Segment EBITDA:
Adhesives	$68	$55	$214	$116	$135	$251	$252
Coatings & Composites	65	39	151	60	96	156	200
Corporate & Other	(19)	(21)	(71)	(37)	(30)	(67)	(71)
Total	$114	$73	$294	$139	$201	$340	$381
________________
a.For the three months ended March 31, 2020, accelerated depreciation of $2 million has been included in “Depreciation and amortization.” For the year ended December 31, 2020 and Predecessor year ended December 31, 2018 accelerated depreciation of $2 million and $4 million has been included in “Depreciation and amortization.” There was no accelerated depreciation in either the Successor period from July 2, 2019 through December 31, 2019 or in the Predecessor period from January 1, 2019 through July 1, 2019.
b.Business realignment costs for the Successor and Predecessor periods below included:

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor				Predecessor
	Historical
(in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Severance costs	$(1)	$8	$16	$9	$8	$9
In-process facility rationalizations	1	6	11	5	3	11
Contractual costs from exited business	2	—	8	—	—	—
Business services implementation	2	4	22	—	—	—
Legacy environmental reserves	(2)	2	9	7	1	5
Other	3	—	3	1	2	2
Total	$5	$20	$69	$22	$14	$27
______________
i.The Company had $8 million of severance liabilities accrued within “Other current liabilities” on the Consolidated Balance Sheets at both December 31, 2020 and 2019. The Company expects the amounts associated with these severance liabilities to be paid over the next 12 months.
c.For the three months ended March 31, 2020, transaction costs included certain professional fees related to strategic projects. For the year ended December 31, 2020, transaction costs included certain professional fees related to strategic projects. For the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019, transaction costs primarily included $6 million and $23 million, respectively, of certain professional fees and other expenses related to the Company’s Chapter 11 proceedings.
d.Represents incremental costs incurred directly as a result of the Company’s Chapter 11 proceedings after the date of filing, gains on settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. The amounts excludes the “Non-cash impact of inventory step-up” discussed below.
e.Represents $27 million of non-cash expense related to the step up of finished goods inventory on July 1 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory.
f.For the Predecessor period from January 1, 2019 through July 1, 2019, $18 million of deferred revenue was accelerated on July 1 as part of fresh start accounting.
g.Other non-cash items for the Successor and Predecessor periods presented below included:

	Successor				Predecessor
	Historical
(in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Fixed asset write-offs	$1	$2	$13	$6	$3	$6
Stock-based compensation costs	6	5	17	8	—	—
Long-term retention programs	2	3	9	(2)	5	8
One-time capitalized variance impact of inventory fresh start step-up	—	—	—	(4)	—	—
Other	1	1	4	2	1	—
Total	$10	$11	$43	$10	$9	$14
h.Other for the periods presented below included:

	Successor				Predecessor
	Historical
(in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Legacy and other non-recurring items	$—	$2	$8	$7	$3	$7
IT outage (recoveries) costs, net	—	(1)	(4)	—	9	—
Gain on sale of assets	(4)	—	—	—	—	—
Financing fees and other	(2)	1	8	7	6	14
Total	(6)	2	12	14	18	21
(9)Hexion Inc. Covenant Pro Forma EBITDA reflects certain other adjustments permitted in calculating compliance under the indenture governing our Senior Notes and under our Credit Facilities, including reflecting the expected future impact of announced acquisitions and in-process cost savings initiatives associated with our in-process facility rationalizations and the creation of a business service group. The

Confidential Treatment Requested by Hexion Holdings Corporation

estimated cost savings are based on certain assumptions and our current estimates, but they involve risks, uncertainties, projections and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied. Any of the assumptions could be inaccurate and, therefore, there can be no assurance that the estimated cost savings will prove to be accurate.
The following table reconciles Hexion Inc.’s net loss to EBITDA, Segment EBITDA and Hexion Inc. Covenant Pro Forma EBITDA for the twelve month period ended March 31, 2021.

(In millions)	March 31, 2021 LTM Period (Hexion Inc.) (unaudited)
Net loss	$(160)
Net loss from discontinued operations	(67)
Net loss from continuing operations	(93)
Income tax expense	33
Interest expense, net	98
Depreciation and amortization	191
EBITDA	$229
Adjustments to arrive at Segment EBITDA:
Business realignment costs(a)	54
Unrealized loss on pension and OPEB plan liabilities(b)	4
Transaction costs(c)	4
Realized and unrealized foreign currency losses	(2)
Other non-cash(d)	42
Other(e)	4
Segment EBITDA	$335
Cost reduction programs savings(f)	4
Business operations expenses(g)	4
Hexion Inc. Covenant Pro Forma EBITDA	$343
_____________________
(a)Primarily represents costs related to certain in-process cost reduction activities, including severance costs of $7 million, $6 million related to certain in-process facility rationalizations, $10 million of contractual costs for exited businesses, $5 million for future environmental clean-up of closed facilities and one-time implementation and transition costs associated with the creation of a business services group within the Company of $20 million.
(b)Represents non-cash losses resulting from pension and postretirement benefit plan liability remeasurements.
(c)Represents certain professional fees related to strategic projects.
(d)Primarily includes expenses for retention programs of $8 million, fixed asset disposals of $12 million and share-based compensation costs of $18 million.
(e)Primarily represents $6 million of expenses related to legacy expenses and other non-recurring items, $5 million related to financing fees and other expenses, offset by $3 million of IT outage recoveries and $4 million of gain on dispositions.
(f)Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with our business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. We expect the savings to be realized within the next 12 months.
(g)Represents costs incurred related to the systematic reduction of operating costs.

Confidential Treatment Requested by Hexion Holdings Corporation

RISK FACTORS
You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially; and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.
Risks Related to Our Business
If global economic conditions are weak or deteriorate, it will negatively impact our business operations, results of operations and financial condition.
Changes in global economic and financial market conditions could impact our business operations in a number of ways including, but not limited to, the following:
•reduced demand in key customer segments, especially building and construction, as well as energy and automotive, compared to prior years;
•weak economic conditions in our primary regions of operations: United States, Canada, South America, Europe and Asia Pacific;
•payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations;
•insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;
•more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and
•potential delays in accessing our ABL Facility and the potential inability of one or more of the financial institutions included in our syndicated ABL Facility to fulfill their funding obligations.
Many of our key customer segments are sensitive to macroeconomic conditions, which are currently uncertain. Accordingly, the short and long-term outlook for our business is difficult to predict and our results of operations could, as a result of this uncertainty, fall below our expectations.
Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.
Raw materials costs made up approximately 75% of our cost of sales (excluding depreciation expense) in 2020. The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.
Although some of our raw materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our suppliers’ manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

Confidential Treatment Requested by Hexion Holdings Corporation

Our operations and results have been impacted and may be negatively impacted by the COVID-19 outbreak.
Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the recent COVID-19 pandemic, may adversely affect us.
Since December 2019, the COVID-19 virus which was first reported in Wuhan, China, has spread further in China and other regions including Europe and the United States, where we have operations. In March 2020, the World Health Organization declared that the COVID-19 outbreak is a global pandemic. Around the world, local governments’ responses to the COVID-19 pandemic continue to evolve, which has led to stay-at-home orders and social distancing guidelines and other measures that have disrupted various industries in the global economy and created significant volatility in the financial markets.
While we have continued to operate during the pandemic, we incurred adverse financial impacts to our sales and profitability results during the year ended December 31, 2020 from the COVID-19 pandemic, primarily related to reduced volumes associated with the pandemic. In particular, demand for our products in some of our key end markets like aerospace, automotive and construction deteriorated at a rapid pace in the second quarter of 2020, which had an adverse impact on our revenues and financial results for fiscal year 2020. Although we experienced improved conditions in our core markets in the third and fourth quarters of 2020, there continues to be uncertainty regarding the impact of the COVID-19 pandemic. In particular, a significant improvement in our core markets is attributable to a rapid growth in the demand for new residential construction in the United States. However, such demand for new residential construction in the United States may not continue at the same level, in which case our results of operations could be negatively affected. Additionally, notwithstanding general recovery of the global economy from the COVID-19 pandemic, several of our key end markets, including aerospace have been disproportionately impacted by the effects of the COVID-19 pandemic and have experienced relatively slow recoveries.
Future COVID-19 pandemic developments could adversely result in business and manufacturing disruptions, staffing impacts at our manufacturing facilities, restrictions on our employees’ ability to work and travel, inventory shortages, delivery delays, our ability to obtain financing on favorable terms, and reduced sales due to an economic downturn that could affect demand for our products. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, among others. A prolonged economic downturn from the COVID-19 pandemic could also result in impairments to long-lived assets, including goodwill and intangibles.
An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.
Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:
•new or existing laws or regulations;
•suppliers’ allocations to other purchasers;
•interruptions in production by suppliers; and
•natural disasters.
Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers. Should any of our key suppliers fail to deliver these raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we have been forced

Confidential Treatment Requested by Hexion Holdings Corporation

to limit production or were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In the past, some of our customers have chosen to discontinue or decrease the use of our products as a result of these measures. We have experienced force majeure events by certain of our suppliers which have had significant negative impacts on our business. For example, over the past several years there have been various supply interruption events due to hurricanes, supplier production fires and other supply issues which have impacted our ability to obtain key raw materials. Additionally, we cannot predict whether new regulations or restrictions may be imposed in the future which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.
Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.
Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters (including as a result of climate change), mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities, or adjacent third-party facilities, could have a material adverse effect on us.
We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.
Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.
Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supranational, national, provincial and local environmental, health and safety laws and regulations. These laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and the safe operation of our equipment, and those requiring permits, licenses or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.
Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2020, on a pro forma basis our continuing operations incurred capital expenditures of approximately $7 million to comply with environmental, health and safety laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to

Confidential Treatment Requested by Hexion Holdings Corporation

achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with, or decide to close the impacted facility. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.
Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases” or “GHGs”). The European Union (the “EU”) has enacted GHG emissions legislation and continues to expand the scope of such legislation. The U.S. Environmental Protection Agency (the “USEPA”) has promulgated regulations applicable to projects involving GHG emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on GHG emissions. These requirements to limit GHG emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.
In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or recycled or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Even where liability has been allocated among parties, we may be subject to material changes in such allocation in the future for a number of reasons, including the discovery of new contamination, the insolvency of a responsible party, or a heightened nexus to the remediation site. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.
We have been notified that we are or may be responsible for environmental remediation at a number of sites in North America, Europe and South America. We are also performing a number of voluntary cleanups. The most significant sites at which we are performing or participating in environmental remediation are sites formerly owned by us in Geismar, Louisiana and Plant City, Florida. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.
Future chemical regulatory actions may decrease our profitability.
Several governmental agencies have enacted, are considering or may consider in the future, regulations that may impact our ability to manufacture and sell formaldehyde based containing chemical products, primarily in North America and Europe, and potentially elsewhere if regulations develop. The European Registration, Evaluation and Authorization of Chemicals (“REACH”) regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the EU to register such chemicals and evaluate their potential impacts on human health and the environment. REACH may result in certain chemicals being further regulated, restricted or banned from use in the EU. In addition, the Frank R. Lautenberg Chemical Safety for the 21st Century Act (“LCSA”) was signed into law on June 22, 2016, and updates and revises the Toxic Substances Control Act. LCSA regulates manufacturing, importing and commercial sale of chemical products in the United States and requires the implementing agency to conduct risk evaluations on high priority chemicals, which could include chemical products

Confidential Treatment Requested by Hexion Holdings Corporation

we manufacture and sell. LCSA requires the implementing agency to conduct risk evaluations on high priority chemicals, which could include chemical products we manufacture and sell. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH, LCSA and other regulatory programs may result in significant adverse market impacts on the affected chemical products, including any or all of the entirety of our portfolio of products, which would adversely impact our business. If we fail to comply with REACH, LCSA or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability. Additionally, studies conducted in association with these regulatory programs, or otherwise conducted through trade associations, may result in new information regarding the health effects and environmental impact of our products and raw materials. Such studies could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.
Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. A division of the World Health Organization, the International Agency for Research on Cancer (“IARC”), and the National Toxicology Program (“NTP”) within the U.S. Department of Health and Human Services, have classified formaldehyde as being carcinogenic to humans. The USEPA, under its Integrated Risk Information System (“IRIS”), released a draft of its toxicological review of formaldehyde in 2010, stating that formaldehyde meets the criteria to be described as “carcinogenic to humans.” The National Academy of Sciences (“NAS”) peer reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. USEPA may or may not issue a revised draft IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia. Formaldehyde has been designated to undergo a risk evaluation under the 2016 amended Toxic Substances Control Act (“TSCA”). The TSCA review process for formaldehyde has started and a final risk determination is expected at the end of 2022. The risk evaluation will include an assessment of most consumer, general public and occupational exposure conditions of use. The final risk determinations will drive how the chemistry of formaldehyde and its many applications will be regulated going forward. A high-priority designation means the USEPA has nominated formaldehyde for further risk evaluation. Effective January 1, 2016, the European Chemicals Agency did not classify formaldehyde as a Category 2 Mutagen, but instead, classified it as a Category 1B “presumed carcinogen”. It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for our formaldehyde-based products in North America and Europe, and potentially elsewhere if regulations develop. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.
Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability.
We are subject to certain risks related to litigation filed by or against us and adverse results may harm our business.
We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our

Confidential Treatment Requested by Hexion Holdings Corporation

control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.
Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.
We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.
As discussed above, we manufacture and sell products containing formaldehyde, and certain governmental bodies have stated that there is a causal link between formaldehyde exposure and certain types of cancer, including myeloid leukemia and NPC. These conclusions could adversely impact our business and also become the basis of product liability litigation.
Other products we have made or used have been and could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our accounting policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.
We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.
We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced lawsuits, including class action lawsuits that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

Confidential Treatment Requested by Hexion Holdings Corporation

Our manufacturing facilities are subject to disruption due to operating hazards.
The storage, handling, manufacturing and transportation of chemicals at our facilities and adjacent facilities could result in leaks, spills, fires or explosions, which could result in production downtime, production delays, raw material supply delays, interruptions and environmental hazards. We have experienced incidents at our own facilities and a raw material supplier located adjacent to our facility that have resulted mostly in short term, but some long term, production delays. Production interruption may also result from severe weather (including as a result of climate change), particularly with respect to our southern U.S. operations near the Gulf Coast. Production lapses caused by any such delays can often be absorbed by our other manufacturing facilities, and we maintain insurance to cover such potential events. However, such events could negatively affect our operations.
As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.
We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:
•exchange controls and currency restrictions;
•currency fluctuations and devaluations;
•tariffs and trade barriers imposed by the current U.S. administration or foreign governments;
•renegotiation of trade agreements by the current U.S. administration;
•export duties and quotas;
•changes in local economic conditions;
•changes in laws and regulations;
•exposure to possible expropriation or other government actions;
•acts by national or regional banks, including the European Central Bank, to increase or restrict the availability of credit;
•hostility from local populations;
•diminished ability to legally enforce our contractual rights in non-U.S. countries;
•restrictions on our ability to repatriate dividends from our subsidiaries; and
•unsettled political conditions and possible terrorist attacks against U.S. interests.
Our international operations expose us to different local political and business risks and challenges. For example, we may face potential difficulties in staffing and managing local operations, and we may have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrest, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.
In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western European countries.

Confidential Treatment Requested by Hexion Holdings Corporation

If global economic and market conditions, or economic conditions in Europe, China, Brazil, Australia, the United States or other key markets remain uncertain or deteriorate further, the value of associated foreign currencies and the global credit markets may weaken. Additionally, general financial instability in countries where we do not transact a significant amount of business could have a contagion effect and contribute to the general instability and uncertainty within a particular region or globally. If this were to occur, it could adversely affect our customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.
Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.
Our business is subject to foreign currency risk.
In 2020, approximately 50% of our net sales originated outside the United States on a pro forma basis. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.
In addition to currency translation risks, we incur a currency transaction risk whenever we enter into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which we record revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since the majority of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.
We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.
Fluctuations in energy costs could have an adverse impact on our profitability and negatively affect our financial condition.
Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Natural gas and electricity are essential to our manufacturing processes, which are energy intensive. Our energy costs represented approximately 3% of our total cost of sales on a pro forma basis for the year ended December 31, 2020.
Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. Increased energy costs may also negatively affect our customers and the demand for our products. In addition, as oil and natural gas prices fall, while having a positive effect on our overall costs, such falling prices can have a negative impact on our oilfield business, as the number of oil and natural gas wells drilled declines in response to market conditions.
If energy prices decrease, we expect benefits in the short run with decreased operating expenses and increased operating income, but may face increased pricing pressure from competitors that are similarly impacted by energy prices. As a result, profitability may decrease over an extended period of lower energy prices. Moreover, any future increases in energy prices after a period of lower energy prices may have an adverse impact on our profitability for the reasons described above.

Confidential Treatment Requested by Hexion Holdings Corporation

Globally, our operations are increasingly subject to regulations that seek to reduce emissions of GHGs, such as carbon dioxide and methane. The EU GHG Emissions Trading System (“ETS”) was established pursuant to the Kyoto Protocol to reduce GHG emissions in the EU. The EU has set a binding target to reduce domestic GHG emissions by at least 40% below the 1990 level by 2030 and a binding target to increase the share of renewable energy to at least 32% of the EU’s energy consumption by 2030. The European Commission proposed to increase the GHG emission reduction target to at least 55% in September 2020, and expects to complete the associated legislative proposals by June 2021. Additionally, domestic efforts to curb GHG emissions are being led by the USEPA’s GHG regulations and similar programs of certain states. To the extent that our foreign or domestic operations are subject to either the EU’s or the USEPA’s GHG regulations, we may face increased capital and operating costs associated with our current, new or expanded facilities.
We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to U.S. federal and state requirements, Kyoto Protocol obligations and/or ETS requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time.
We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.
Several of the markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for certain of our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. Certain markets that we serve have become commoditized in recent years and have given rise to several industry participants, resulting in fierce price competition in these markets. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.
Additional trends include current and anticipated consolidation among our competitors and customers which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.
Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.
Our success depends in part on our ability to protect our intellectual property rights and our inability to enforce these rights could have a material adverse effect on our competitive position.
We rely on the patent, trademark, copyright and trade secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly and we may not prevail.
Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights that these pending patent applications were intended to cover. Our competitors may attempt to design

Confidential Treatment Requested by Hexion Holdings Corporation

around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.
Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuous technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.
Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.
We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.
Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.
We depend on certain of our key executives and our ability to attract and retain qualified employees.
Our ability to operate our business and implement our strategies depends, in part, on the skills, experience and efforts of key members of our leadership team. We do not maintain any key-man insurance on any of these individuals. In addition, our success will depend on, among other factors, our ability to attract and retain other managerial, scientific and technical qualified personnel, particularly research scientists, technical sales professionals and engineers who have specialized skills required by our business and focused on the industries in which we compete. Competition for qualified employees in the chemicals industry is intense and the loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects. Further, if any of these executives or employees joins a competitor, we could lose customers and suppliers and incur additional expenses to recruit and train personnel, who require time to become productive and to learn our business.

Confidential Treatment Requested by Hexion Holdings Corporation

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.
As of December 31, 2020, on a pro forma basis approximately 20% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.
We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. We have collective bargaining agreements which will expire during the next two years. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our works councils or unions arise or if our unionized or represented workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.
Our pension plans are unfunded or under-funded and our required cash contributions could be higher than we expect, each of which could have a material adverse effect on our financial condition and liquidity.
We sponsor various pension and similar benefit plans worldwide. Our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $35 million and $154 million, respectively, as of December 31, 2020. We are legally required to make contributions to our pension plans in the future, and those contributions could be material.
In 2021, we expect to contribute approximately $3 million and $33 million to our U.S. and non-U.S. defined benefit pension plans on a pro forma basis, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws.
Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience and any changes in government laws and regulations. In addition, certain of our funded employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.
Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.
Natural or other disasters have, and could in the future, disrupt our business and result in loss of revenue or higher expenses.
Any serious disruption at any of our facilities, our suppliers’ facilities or our customers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack, public health crises (including, but not limited to, the coronavirus outbreak) or any other natural or man-made disaster could impair our ability to use our facilities or demand from our customers and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. For example, our manufacturing facilities in the U.S. Gulf Coast region were impacted by Hurricane Harvey in 2017. In addition,

Confidential Treatment Requested by Hexion Holdings Corporation

many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial. Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business. At the time of this filing, the coronavirus has not had a material impact to our operations or financial results, however any future impacts of the coronavirus are highly uncertain and cannot be predicted.
Cybersecurity attacks and other disruptions to our or our third-party vendors’ information systems could interfere with our operations, and could compromise our information and the information of our customers and suppliers, which would adversely affect our relationships with business partners and harm our brands, reputation and financial results.
In the ordinary course of business, we rely upon information systems, some of which are managed by third parties, to process, transmit and store digital information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers, suppliers, and employees.
The secure operation of our systems or the technology systems of third parties on which we rely, and the processing and maintenance of this information is critical to our business operations and strategy. We recently transitioned certain of our information technology, procurement administration, accounting and finance functions to our new third party business services partner. Failure to effectively implement these technology services could expose us to security breaches, processing integrity, damage to our reputation, harm to our customer agreements, availability of data and financial reporting integrity. Implementation failure or execution issues with our third party business services partner could lead to a loss of revenue, supply chain issues, disruption of business, loss of customers or regulatory non-compliance. As cyber threats continue to evolve, we may be required to expend significant additional capital and other resources to further enhance our information security measures to protect against, and alleviate problems caused by, such incidents and/or to investigate and remediate any information security vulnerabilities regardless of whether they affect our systems or networks, or the systems and networks of our third-party vendors. Further, because we rely on third-party vendors, we may be affected by security incidents that we can neither control nor mitigate, including their vulnerability to damage or interruption from physical theft, fire, natural disasters, acts of terrorism, power loss, war, telecommunications and other service failures, computer viruses, degradation of service attacks, ransomware, insider theft or misuse, break-ins, human error, and similar events. Our crisis management procedures, business continuity plans and disaster recovery capabilities may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of a catastrophic event.
Despite actions to mitigate or eliminate risk, our information systems may be vulnerable to damage, disruptions or shutdowns due to the activity of hackers, employee error or malfeasance, or other disruptions including, power outages, telecommunication or utility failures, natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws and regulations regarding data privacy, data security and protection of personal information, disrupt operations, and damage our reputation which could adversely affect our business, financial condition and results of operations.
Our insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely

Confidential Treatment Requested by Hexion Holdings Corporation

affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim.
In March 2019, we experienced a network security incident that temporarily prevented access to certain information technology systems and data within our network, primarily impacting our corporate functions. We took immediate steps to isolate the issue and implemented our technical recovery plan. Our manufacturing sites, which rely on different networks, continued to operate safely and with limited interruption.
Divestitures that we pursue may present unforeseen obstacles and costs and alter the synergies we expect to continue to achieve from our ongoing cost reduction programs. Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.
We have selectively made, and may in the future, pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy, including the recently announced Purchase Agreement for the sale of our PSR, Hexamine and European-based Forest Products Resins businesses. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to continue to achieve from our ongoing cost reduction programs. In the event of a large divestiture, we could use a significant amount of our net operating losses to offset taxable gain on the transaction, which would reduce the amount of losses available to offset our future taxable income and thus could increase the amount of our future cash taxes. In addition, divestitures may result in the retention of certain current and future liabilities as well as obligations to indemnify or reimburse a buyer for certain liabilities of a divested business. These potential obligations could have an adverse effect on our results of operations and financial condition if triggered.
In addition, we have made acquisitions of related businesses, and entered into joint ventures in the past and could selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified or we may be subject to new risks as a result of such acquisitions.
We could face additional tax obligations based on the Emergence.
According to the Plan, the Successor Company indemnified the Predecessor Company for historical tax liabilities, including those related to the Emergence and prior tax contingencies. Tax laws are complex and subject to various interpretations, and tax authorities are increasingly scrutinizing the tax positions of companies. Tax authorities often challenge certain of our tax positions and may challenge other historical tax positions that are subject to indemnification under the Plan. If these challenges are successful, they could adversely affect the Successor Company’s effective tax rate and/or cash tax payments.
We have recorded on our books and records certain U.S. state income tax contingencies.
We have recorded on our books and records, and may be required to so record for our current or future taxable years, a state income tax contingency related to nexus due to certain royalty payments received in connection with the licensing of our intangible trademarks. As of December 31, 2020, the amount of such contingency totaled approximately $42.3 million (which is primarily interest expense related to the underlying income tax contingency).
The enactment of tax reform legislation, including legislation implementing changes in taxation of international business activities, could adversely impact our financial position and results of operations.
We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Our future effective tax rates could be adversely affected by changes in tax laws, including impacts of the Tax Cuts and Jobs Act enacted in 2017 (the “Tax Act”), as amended by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the consequences of which have not yet been fully determined. In addition, a number of the jurisdictions we currently operate in, including the United States and other countries and organizations such as the Organization for Economic Co-operation and Development, are actively considering changes to existing tax laws

Confidential Treatment Requested by Hexion Holdings Corporation

that, if enacted, could increase our tax obligations in countries where we do business or require us to change the manner in which we operate our business.
Legislation or other changes in U.S. and international tax laws could increase our liability and adversely affect our after-tax profitability. For example, the current U.S. administration has proposed to increase the U.S. corporate income tax rate to 28% from 21%, increase the U.S. taxation of our international business operations, including by modifying the taxation of global intangible low-taxed income earned by foreign subsidiaries, and impose a global minimum corporate tax. We are unable to predict which, if any, of these proposals will be enacted into law. Such proposed changes, as well as regulations and legal decisions interpreting and applying these changes, may have significant impacts on our effective tax rate, cash tax expenses and net deferred tax assets in future periods.
If we fail to establish and maintain an effective internal control environment, our ability to both timely and accurately report our financial results could be adversely affected.
Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, each year we are required to document and test our internal control over financial reporting, and our management is required to assess and issue a report concerning our internal control over financial reporting.
The existence of one or more material weaknesses has previously resulted in, and could continue to result in, errors in our financial statements, and substantial costs and resources may be required to rectify these errors or other internal control deficiencies and may cause us to incur other costs, including potential legal expenses. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, and we may be unable to obtain additional financing to operate and expand our business and our business and financial condition could be harmed.
We have an established process to remediate identified control deficiencies timely and we continue to take appropriate actions to strengthen our internal control over financial reporting, but we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
We identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, identify additional material weaknesses, or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
We identified a control deficiency in the design and implementation of our internal control over financial reporting as of December 31, 2020 that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
We did not design and maintain effective controls for communicating and sharing information between the legal and accounting departments. Specifically, the legal and accounting departments are not consistently communicating complete and adequate information to record equity transactions within our financial statements timely, completely, and accurately.
This material weakness resulted in misstatements to the classification of redeemable common stock Class B, common stock Class B, paid-in capital and related financial disclosures, and in the restatement of the annual and interim consolidated financial statements for the periods ended December 31, 2020 and March 31, 2021, respectively. Additionally, this material weakness could result in an additional misstatement of our equity account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
To address this material weakness, we have begun implementing a plan to remediate the material weakness described above including enhancing existing quarterly meetings between legal, treasury and financial reporting to

Confidential Treatment Requested by Hexion Holdings Corporation

include discussions surrounding events that have or may impact the presentation of our financial statements, including key provisions within applicable articles, agreements or similar documents as well as developments that may occurred that could impact the amount or presentation of our equity accounts. However, the material weakness will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are designed and operating effectively for a sufficient period of time. We currently expect to remediate this material weakness by the end of 2021. However, we cannot be certain that the steps we have taken will be sufficient to remediate the control deficiency that led to the material weakness or avoid future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weakness or we identify other material weaknesses in the future, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods required under SEC rules, could be adversely affected. This may in turn adversely affect our reputation and business and the market price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our common stock and diversion of financial and management resources from the operation of our business.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act at Hexion Holdings Corporation and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Though we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.
Repayment of our indebtedness, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.
Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.
A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.
Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.
Risks Related to the Separation
We may not realize some or all of the anticipated benefits from the Separation.
We may not realize the full strategic and financial benefits we expect from the separation of Epoxy, or such benefits may be delayed or not occur at all. As an independent, publicly traded company, we believe that our

Confidential Treatment Requested by Hexion Holdings Corporation

business will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement a capital structure, corporate strategies and policies that are based primarily on the business characteristics and strategic opportunities of our business. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits, or such benefits may be delayed.
We will also incur significant costs in connection with the Separation, which may exceed our estimates. In addition, completion of the Distribution will require a significant amount of our management’s time and effort, which may divert attention from operating and growing our business. By separating the Epoxy Business, there is also a risk that we may become more susceptible to market fluctuations and other adverse events than while we were a combined company because we will no longer be able to enjoy the benefits of the combined company’s operating diversity and access to capital for investments.
If we fail to achieve some or all of the benefits that we expect from the Separation on a timely basis or at all, our business, results of operations and financial condition could suffer a material adverse effect.
Our combined historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.
Our combined historical and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or that we may achieve in the future. This is primarily a result of the following factors:
•our combined historical financial results reflect allocations of corporate expenses with Epoxy, which allocations may be different than the comparable expenses we would have actually incurred as a stand-alone company;
•our working capital requirements historically have been satisfied as part of the combined company’s corporate-wide cash management policies;
•our cost of debt and our capitalization will be different in the future;
•our combined historical and pro forma financial results may not fully reflect the costs associated with being a stand-alone public company, including significant changes that will occur in our cost structure, management, financing and business operations as a result of the separation of Epoxy; and
•the separation of Epoxy may have a negative impact on our client and other business relationships.
We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our combined historical and pro forma financial information. However, our assumptions may prove not to be accurate, and accordingly, the financial information presented in this information statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a stand-alone company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.
For a description of the components of our historical combined financial information and adjustments reflected in our pro forma financial information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and our combined historical and pro forma financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Hexion Holdings Corporation

Our ability to use our net operating loss carryforwards and certain other deferred tax assets may be limited.
We may not generate sufficient taxable income to use our net operating loss (“NOL”) carryforwards before expiration. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Our ability to use federal NOLs and other deferred tax assets to reduce future taxable income may be subject to limitations due to ownership changes that may occur in the future, including as a result of this offering.
Under the Tax Act and CARES Act, net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2019. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2019.
There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and other deferred tax assets could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our deferred tax assets.
Risks Related to Our Chapter 11 Proceedings and Emergence
Our actual financial results may vary significantly from the projections that were filed with the Bankruptcy Court.
In connection with our disclosure statement relating to the Plan (the “Disclosure Statement”), and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon Emergence. This projected financial information was prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to our financial statements. It does not extend to the projected financial information and should not be read to do so. Those projections were prepared solely for the purpose of the Bankruptcy Petitions and have not been, and will not be, updated on an ongoing basis. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections that were prepared in connection with the Disclosure Statement and the hearing to consider confirmation of the Plan. The projections have

Confidential Treatment Requested by Hexion Holdings Corporation

not been included in this prospectus, are not incorporated by reference in this prospectus and should not be relied upon in connection with the purchase or sale of our common stock.
Our financial condition and results of operations are not comparable to the financial condition or results of operations reflected in our historical financial statements.
Following our emergence from bankruptcy, we have been operating our existing business under a new capital structure. In addition, we have been subject to the fresh start accounting rules. As required by fresh start accounting, assets and liabilities were recorded at fair value, based on values determined in connection with the implementation of the Plan. Accordingly, our financial condition and results of operations from and after the Emergence Date will not be comparable to the financial condition and results of operations reflected in our historical financial statements included in this prospectus.
Risks Related to Our Indebtedness
We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.
Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. For the year ended December 31, 2020, we had interest expense of $100 million. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.
Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable (85% or, in the case of investment grade receivables, 90%) and inventory and, with respect to the foreign loan parties, a specified percentage of eligible machinery, equipment and real property, subject to certain limitations. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity. In addition, if our fixed charge coverage ratio falls to less than 1.0 to 1.0, we will need to ensure that our availability under the ABL Facility is at least the greater of (x) $30 million and (y) 10% of the lesser of (i) the borrowing base and (ii) the total ABL Facility commitments at such time.
Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
As of December 31, 2020, we had approximately $1.8 billion of indebtedness, including payments due within the next twelve months and short-term borrowings.
Our consolidated indebtedness could have other important consequences, including but not limited to the following:
•it may limit our flexibility in planning for, or reacting to, changes in our operations or business;
•we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;
•it may make us more vulnerable to downturns in our business or in the economy;
•a portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

Confidential Treatment Requested by Hexion Holdings Corporation

•it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;
•it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;
•it may adversely affect terms under which suppliers provide material and services to us; and
•it may limit our ability to borrow additional funds or dispose of assets.
There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.
Despite our indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.
We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.
The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.
The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:
•incur or guarantee additional indebtedness;
•pay dividends and make other distributions to our stockholders;
•create or incur certain liens;
•make certain loans, acquisitions, capital expenditures or investments;
•engage in sales of assets and subsidiary stock;
•enter into sale/leaseback transactions;
•enter into transactions with affiliates;
•enter into agreements that restrict dividends from subsidiaries; and
•transfer all or substantially all of our assets or enter into merger or consolidation transactions.
In addition, the credit agreement governing our ABL Facility requires Hexion Inc. to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when excess availability is less than the greater of (x) $30 million and (y) 10% of the lesser of the (i) the borrowing base at such time and (ii) the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Pro Forma EBITDA minus non-financed capital expenditures and cash taxes during such period to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters for which financial statements have been delivered. We may not be able to satisfy such ratio in future periods. If we anticipate we will be unable to meet such ratio, we expect not to allow our availability under the ABL Facility to fall below such levels.
A breach of our fixed charge coverage ratio covenant, if in effect, would result in an event of default under our ABL Facility. Pursuant to the terms of our ABL Facility, we will have the right, but not the obligation, to cure such default through the purchase of additional equity of Hexion Inc. for cash and the contribution of such cash to the capital of Hexion Inc. in up to two of any four consecutive quarters and seven total during the term of the ABL

Confidential Treatment Requested by Hexion Holdings Corporation

Facility. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:
•would not be required to lend any additional amounts to us;
•could elect to declare all borrowings outstanding under the Credit Facilities, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;
•could apply all of our available cash that is subject to the cash sweep mechanism of the Credit Facilities to repay these borrowings; and/or
•could prevent us from making payments on the Senior Notes;
•any or all of which could result in an event of default under the Senior Notes.
The ABL Facility provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements includes a cash sweep at any time that availability under the ABL Facility is less than the greater of (x) $30 million and (y) 10% of the lesser of (i) the borrowing base at such time and (ii) the total ABL Facility commitments at such time. Such cash sweep, if in effect, will cause substantially all our available cash to be applied to outstanding borrowings under our ABL Facility. If we satisfy the conditions to borrowings under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under our ABL Facility, and we may not have sufficient cash to satisfy our working capital and other operational needs.
Risks Related to Our Common Stock
Our stock price may fluctuate significantly.
The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock.
•our operating and financial performance and prospects;
•quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;
•the public reaction to our press releases, our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•changes in operating performance and the stock market valuations of other companies;
•announcements related to litigation;
•our failure to meet revenue or earnings estimates made by research analysts or other investors;
•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•sales of our common stock by us or our stockholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;

Confidential Treatment Requested by Hexion Holdings Corporation

•actions by our stockholders;
•general market conditions;
•domestic and international economic, legal and regulatory factors unrelated to our performance;
•material weakness in our internal controls over financial reporting; and
•the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.
We will incur significant costs and devote substantial management time as a result of operating as a public company.
As a public company, we will continue to incur legal, accounting, and other expenses. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the rules of the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and to devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium of their shares.
Provisions of our amended and restated certificate of incorporation and by-laws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:
•prohibiting cumulative voting in the election of directors;
•empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
•authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;
•prohibiting stockholders from acting by written consent; and
•establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
An issuance of shares of preferred stock could delay or prevent a change in control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and

Confidential Treatment Requested by Hexion Holdings Corporation

to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.
We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.
Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.
This exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our

Confidential Treatment Requested by Hexion Holdings Corporation

subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.
Investors in this offering will experience immediate and substantial dilution.
Based on our pro forma net tangible book value per share as of March 31, 2021 and an assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                per share, representing the difference between our pro forma net tangible book value per share and the assumed initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”
You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.
After the completion of this offering, we will have                shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately                options outstanding, which are exercisable into approximately                shares of common stock and we will have approximately                 warrants outstanding, which are exercisable into approximately                shares of common stock. We have reserved approximately                shares for issuance upon exercise of outstanding stock options (    of which are issuable under our 2019 Incentive Plan) and an additional approximately                shares for issuance under our 2019 Incentive Plan. See “Compensation Discussion and Analysis—2019 Omnibus Incentive Plan.” Any common stock that we issue, including under our 2019 Incentive Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options or warrants would dilute the percentage ownership held by the investors who purchase common stock in this offering.
From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.
Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.
After the completion of this offering, we will have                shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares). The number of outstanding shares of common stock includes                shares (assuming no exercise of the underwriters’ option to purchase additional shares) beneficially owned certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, the selling stockholders and each of our officers and directors have agreed that (subject to certain exceptions), for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters and, in certain cases, our board of directors, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. See “Underwriters.” However, holders of approximately    shares of our common stock are not subject to this lockup requirement, and these holders generally have freely tradeable stock that can be sold into the public markets without limit. Following the expiration of the lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable

Confidential Treatment Requested by Hexion Holdings Corporation

volume, manner of sale, holding periods and other limitations of Rule 144. Certain underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, certain of our existing stockholders have the right to require us to register the sale of shares of common stock held by them, including in conjunction with underwritten offerings. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
There can be no assurances that a viable public market for our common stock will develop.
Prior to this offering, our common stock was quoted on the OTC Pink market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriters.” If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.
The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.
The initial public offering price was determined by negotiations between us, the selling stockholders and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.
If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.
Ownership of our common stock is concentrated in the hands of certain stockholders that may have significant influence on corporate decisions sufficient to approve or veto most corporate actions requiring a vote of our stockholders.
We have a small number of stockholders that collectively have a large concentration of ownership of common stock. After giving effect to this offering, our five largest shareholders collectively will beneficially own     % of our common stock. This large concentration of ownership could collectively have significant influence over the outcome of actions requiring stockholder approval, including the election of directors and the approval of mergers, consolidations, the sale of all or substantially all of our assets and an amendment to our amended and restated certificate of incorporation and/or by-laws. They collectively could be in a position to prevent or cause a change in control of us.
Additionally, any future change in control of us could result in events that would have an adverse effect on our business or financial condition. For example, a change in control could place limitations on our future ability to use our tax net operating losses.

Confidential Treatment Requested by Hexion Holdings Corporation

Actions of activist stockholders, and such activism, could adversely impact our business.
We may be subject to proposals by stockholders urging us to take certain corporate actions. Responding to actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could also interfere with our ability to execute our business strategies. The perceived uncertainties as to our future direction caused by activist actions could affect the market price of our securities, result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel, board members and business partners.

Confidential Treatment Requested by Hexion Holdings Corporation

THE SEPARATION AND DISTRIBUTION
General
Immediately prior to the consummation of this offering of common stock, we will distribute to our existing stockholders and warrant holders all of the shares of common stock of Epoxy, which will hold our Epoxy Business. The Epoxy Business is currently a wholly owned business of Hexion and, at the time of the Distribution, Epoxy will hold, directly or indirectly through its subsidiaries, all of the assets and liabilities associated with the Epoxy Business. We refer to this distribution of Epoxy shares as the “Distribution” and to the separation of the Epoxy Business as the “Separation.”
The Separation will be achieved through the transfer of the assets and liabilities of the Epoxy Business to Epoxy or entities that are, or will become prior to the Distribution, its subsidiaries and the distribution of 100% of the outstanding capital stock of Epoxy to holders of our common stock and warrants on the record date of    , 2021. At the effective time of the Distribution, (i) our stockholders will receive one share of Epoxy common stock for every    shares of our common stock held on the record date and (ii) our warrant holders will receive one share of Epoxy common stock for every         shares of our common stock they would have received if they exercised their warrants immediately prior to the record date. The Separation is expected to be completed immediately prior to the consummation of this offering. Immediately following the Separation, our stockholders and warrant holders as of the record date will own 100% of the outstanding capital stock of Epoxy. Following the Separation, Epoxy will be an independent, public company, and we will retain no ownership interest in Epoxy.
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with Epoxy after the Separation. These agreements will provide for the allocation between us and Epoxy of the assets, liabilities and obligations of Hexion and its subsidiaries, and will govern the relationship between Epoxy and Hexion after the Separation. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with Epoxy include:
•Tax Matters Agreement;
•Shared Services Agreement;
•Employee Matters Agreement;
•Certain other commercial arrangements.
The Separation is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below. We cannot provide any assurances that the Separation will be completed.
Reasons for the Separation
Our Board of Directors believes separating the Epoxy Business from our other businesses is in the best interests of Hexion and its stockholders and has concluded that the Separation will provide Hexion and Epoxy with a number of potential opportunities and benefits, including the following:
•Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities and will have increased flexibility and speed to design and implement strategies based on the characteristics of its business.
•Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets.

Confidential Treatment Requested by Hexion Holdings Corporation

The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.
•Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in the Epoxy Business will have the opportunity to acquire stock of Epoxy.
•Employee Incentives and Retention. Enable each company to better incentivize, attract, and retain key employees through the use of equity compensation. Separating the two businesses will allow each company to design stock option and similar programs that better incentivize management to enhance business performance because the stock price performance of each company will be based on the performance of its own business.
While a number of potential costs and risks were also considered, including, among others, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, the risk of volatility in our stock price immediately following the Distribution, potential disruptions to each business, the loss of synergies, scale and joint purchasing power, increased administrative costs, one-time separation costs, the fact that each company will be less diversified following the Separation, and the potential inability to realize the anticipated benefits of the Separation, it was nevertheless determined that the potential benefits of the Separation outweighed the potential costs and risks in connection therewith and provided the best opportunity to achieve the above benefits and enhance stockholder value.
The financial terms of the Separation, including the new indebtedness expected to be incurred by Hexion and Epoxy or entities that are, or will become, prior to the completion of the Separation, subsidiaries of Epoxy, has been, or will be, determined by our Board of Directors based on a variety of factors, including establishing an appropriate pro forma capitalization for Epoxy as a stand-alone company considering the historical earnings of the Epoxy Business and the level of indebtedness relative to earnings of various comparable companies.
The Number of Shares Hexion Stockholders and Warrant Holders Will Receive
For every    shares of Hexion common stock Hexion stockholders own as of the close of business on         , 2021, the record date for the Distribution, they will receive one share of Epoxy common stock on the Distribution Date.
For every     shares of Hexion common stock Hexion warrant holders would have received if they exercised their Hexion warrants immediately prior to the close of business on     , 2021, the record date for the Distribution, they will receive one share of Epoxy common stock on the Distribution Date.
Treatment of Outstanding Equity Compensation Awards
In connection with the Separation, outstanding Hexion equity awards will generally be equitably adjusted in a manner that is intended to preserve the aggregate intrinsic value of such awards as of immediately before and after the Distribution.
Specifically, we intend that, in connection with the Separation, (i) outstanding Hexion equity awards held by individuals who will continue to be employed by Hexion (as well as independent contractors of Hexion and former Hexion employees) will be equitably adjusted to reflect the difference in the value of Hexion common stock before and after the Distribution in a manner that is intended to preserve the overall intrinsic value of the awards by taking into account the relative value of Hexion common stock before and after the Distribution, and (ii) outstanding Hexion equity awards held by individuals who are then-currently employed by Epoxy (as well as independent contractors of Epoxy), or whose employment or engagement will be transferred to Epoxy in connection with and prior to the Separation will be either settled in cash (in whole or in part) and/or converted into equity awards that will be settled in either cash or shares of Epoxy common stock in a manner intended to equitably preserve the

Confidential Treatment Requested by Hexion Holdings Corporation

overall intrinsic value of the converted equity awards by taking into account the relative value of Hexion common stock before the Distribution and the value of Epoxy common stock after the Distribution.
In addition, any Hexion equity awards held by employees who are intended to transfer to Epoxy following the Distribution Date (including in connection with any transition services) will be treated in the same manner as other Hexion employees on the Distribution Date, as described above. Upon the transfer of their employment to Epoxy following the Distribution Date, Epoxy will be required to grant such employees Epoxy equity awards to replace any Hexion equity awards forfeited by such employees in connection with the transfer of their employment. These replacement Epoxy equity awards will have a value equal to the intrinsic value of the applicable forfeited Hexion equity awards, determined in the manner set forth in the Employee Matters Agreement.
Results of the Separation
After the Separation, Epoxy will be an independent, public company that directly or indirectly holds the assets and liabilities of the Epoxy Business.
Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Epoxy to effect the Separation and provide a framework for our relationship with Epoxy after the Separation. These agreements will provide for the allocation between Epoxy and Hexion of Hexion’s assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, tax matters, and certain commercial arrangements). For a more detailed description of these agreements, see “—Agreements with Epoxy” below. The Separation will not affect the number of outstanding shares of Hexion common stock or outstanding Hexion warrants or any rights of Hexion stockholders or warrant holders.
Conditions to the Distribution
We expect the Distribution will be effective immediately prior to the consummation of this offering, (the “Distribution Date”), provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions will have been satisfied or waived by Hexion in its sole discretion:
•The Separation-related restructuring and financing transactions contemplated by the Separation and Distribution Agreement, will each have been completed, and Hexion shall be satisfied in its sole and absolute discretion that, as of the effective time of the Distribution, it shall have no liability whatsoever under such financing transactions;
•The Hexion Board of Directors will have approved the Distribution and will not have abandoned the Distribution or terminated the Separation and Distribution Agreement at any time prior to the Distribution;
•The SEC will have declared effective Epoxy’s registration statement on Form 10, under the Exchange Act, no stop order suspending the effectiveness of Epoxy’s registration statement on Form 10 will be in effect and no proceedings for such purpose will have been instituted or threatened by the SEC, and the information statement, or a notice of Internet availability thereof, will have been mailed to the holders of Hexion common stock and warrants as of the record date for the Distribution;
•All actions and filings necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted;
•The Epoxy common stock to be delivered in the Distribution will have been approved for listing on the     , subject to official notice of issuance;
•The Epoxy board of directors, as named in the information statement, will have been duly elected, and the amended and restated certificate of incorporation and amended and restated bylaws of Epoxy, in substantially the form attached as exhibits to the registration statement on Form 10, will be in effect;
•Each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

Confidential Treatment Requested by Hexion Holdings Corporation

•An independent appraisal firm acceptable to Hexion will have delivered one or more opinions to our Board of Directors concerning the solvency and capital adequacy matters of Epoxy and its subsidiaries after consummation of the Distribution, and such opinions will be acceptable in form and substance to our Board of Directors in its sole and absolute discretion and such opinions will not have been withdrawn or rescinded;
•No applicable law will have been adopted, promulgated or issued that prohibits the consummation of the Distribution or any of the other transactions contemplated by the Separation and Distribution Agreement or an ancillary agreement contemplated by the Separation and Distribution Agreement;
•Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the Distribution, will have been obtained;
•Epoxy shall have entered into a registration rights agreement with certain stockholders of Hexion;
•No event or development will have occurred or exist that, in the judgment of our Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or any of the other transactions contemplated by the Separation and Distribution Agreement or an ancillary agreement contemplated by the Separation and Distribution Agreement; and
•Certain necessary actions to complete the Separation will have occurred, including that Hexion will have entered into a distribution agent agreement with a distribution agent or otherwise provided instructions to a distribution agent regarding the Distribution.
The fulfillment of the foregoing conditions will not create any obligations on our part to effect the Separation, and our Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Distribution is completed and our Board of Directors waived any such condition, such waiver could have a material adverse effect on Hexion’s and Epoxy’s respective business, financial condition or results of operations, the trading price of Epoxy common stock, or the ability of stockholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of Epoxy common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the Distribution.
Agreements with Epoxy
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with Epoxy to effect the Separation and provide a framework for our relationships with Epoxy after the Separation. These agreements will provide for the allocation between us and Epoxy of the assets, liabilities and obligations of Epoxy and its subsidiaries, and will govern the relationships between Hexion and Epoxy subsequent to the Separation (including with respect to transition services, employee matters, tax matters, and certain commercial arrangements).
In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to the Separation and the distribution of Epoxy shares of common stock to Hexion stockholders and warrant holders), these agreements include, among others:
•Tax Matters Agreement;
•Shared Services Agreement;
•Employee Matters Agreement;
•Certain other commercial arrangements.

Confidential Treatment Requested by Hexion Holdings Corporation

The forms of the principal agreements described below are expected to be filed as exhibits to the registration statement of which this prospectus forms a part. The following descriptions of these agreements are summaries of the expected material terms of these agreements.
Separation and Distribution Agreement
The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include Epoxy’s and our agreements relating to the restructuring steps to be taken to complete the Separation, including the assets and rights to be transferred, liabilities to be assumed and related matters.
Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for Hexion and Epoxy to transfer specified assets between the companies that will operate the Epoxy Business after the Distribution, on the one hand, and Hexion’s remaining businesses, on the other hand. The Separation and Distribution Agreement will require Epoxy and Hexion to use commercially reasonable efforts to obtain consents, approvals and amendments required to assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.
Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the Distribution, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective, would adversely affect the rights of the transferor thereunder or would violate any applicable law, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the Distribution.
In addition, we will also grant and receive licenses under certain intellectual property in connection with the Separation and Distribution Agreement, which will generally provide us and Epoxy the freedom to continue operating our respective businesses following the Distribution, including as follows:
•We may receive, as of the Distribution, a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up and royalty-free license to certain intellectual property transferred to Epoxy in connection with the Separation but used by Hexion in its business in order for Hexion to continue operating its business.
•We may grant Epoxy, as of the Distribution, a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up and royalty-free license to certain intellectual property retained by Hexion but used in the Epoxy Business in order for Epoxy to continue operating the Epoxy Business.
The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by us prior to the completion of the Separation, which are described further above in “—Conditions to the Distribution.” In addition, we will have the right to determine the date and terms of the Separation, and will have the right, at any time until completion of the Distribution, to determine to abandon or modify the Distribution and to terminate the Separation and Distribution Agreement.
In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Epoxy Business with Epoxy and financial responsibility for the obligations and liabilities of Hexion’s retained businesses with Hexion. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

Confidential Treatment Requested by Hexion Holdings Corporation

Tax Matters Agreement
In connection with the Separation, we and Epoxy will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.
In general, the Tax Matters Agreement will govern the rights and obligations that we and Epoxy have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, Hexion generally will be responsible for all of the pre-closing taxes that are reported on combined tax returns with Hexion or any of its affiliates, and all of the pre-closing taxes that are reported on tax returns that include only Hexion and/or Hexion’s non-Epoxy subsidiaries (“Hexion separate tax returns”) for taxable years that end before the Separation. Epoxy will be responsible for all pre-closing taxes that are reported on tax returns that include only Epoxy and/or Epoxy subsidiaries (“Epoxy separate tax returns”).
Shared Services Agreement
The Shared Services Agreement will set forth the terms on which Hexion and Epoxy will provide to one another as the case may be, on a transitional basis, certain services or functions that the companies historically have shared. The transition services will include various services or functions, many of which currently use a shared technology platform, including human resources, payroll, certain logistics functions and information technology services, for an initial term of one year and successive renewal terms of one year unless either party provides 90 days’ written notice to the contrary. Compensation for the shared services will be determined using various billing methodologies, including fixed fee billing, pass-through billing, direct billing and billing for allocated costs that cannot be billed using the other billing methods, and all billing methodologies will include certain administration fees. The Shared Services Agreement will provide that either party may terminate the Shared Services Agreement for convenience upon 90 days’ prior written notice to the other party. At the request of either a provider or recipient, upon a termination or non-renewal of this Agreement, provider or recipient, as applicable, will provide reasonable assistance necessary to transfer the applicable Shared Services during a transition period of up to 180 days and a successive renewal for an additional 180 days at the election of the provider or recipient. During the transition period, the recipient is obligated to pay provider all service fees for providing the shared services, all disengagement costs incurred by provider and a transition administration fee. A recipient of a service does not have the right to terminate a service or part of a service without the written consent of both parties. If either party enters into any agreement that would constitute a change of control, an event of default will occur and the Shared Services Agreement will terminate upon the written election of the non-defaulting party. In such case, the parties agree to use commercially reasonable efforts to ensure that an agreement or arrangement is entered into within 60 days of such termination that provides for the continued provision and transition of shared services on substantially the same terms for a period of 180 days (subject to one successive renewal for an additional period of up to 180 days at the request of Recipient, not to be unreasonably withheld by the Provider). The recipient of a service will indemnify the provider for recipient’s breach of the Shared Services Agreement, liabilities for claims arising from the provider’s provision of the services or from recipient’s gross negligence, fraud or willful misconduct. The provider will indemnify the recipient for provider’s breach of the Shared Services Agreement or provider’s gross negligence, fraud or willful misconduct.
Employee Matters Agreement
We intend to enter into an Employee Matters Agreement with Epoxy prior to the Separation that will govern each company’s respective compensation and benefit obligations with respect to current and former employees, directors and consultants. The Employee Matters Agreement will set forth general principles relating to employee matters in connection with the Separation, such as the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and duplication or acceleration of benefits.

Confidential Treatment Requested by Hexion Holdings Corporation

The Employee Matters Agreement generally will allocate liabilities and responsibilities relating to employment, compensation and benefits-related matters, with (i) Hexion generally retaining liabilities (both pre- and post-Distribution) and responsibilities with respect to (a) Hexion employees and participants who will remain with (or who will otherwise transfer to) Hexion and former employees who were last actively employed by Hexion primarily in its business and (b) benefit plans and programs sponsored by Hexion and (ii) Epoxy assuming liabilities (both pre- and post-Distribution) and responsibilities with respect to (a) employees and participants who will transfer with Epoxy in connection with the Separation and former employees who were last actively employed primarily in the Epoxy Business and (b) benefit plans and programs sponsored by Epoxy. The Employee Matters Agreement will provide that, following the Distribution, Epoxy active employees generally will no longer participate in benefit plans sponsored or maintained by Hexion and will commence participation in Epoxy benefit plans, subject to the terms of the Hexion to Epoxy Transition Services Agreement.
In addition, during the 24 month period following the Separation (or, for employees providing transition services under the Hexion to Epoxy Transition Services Agreement, through the date on which the applicable transition service period ends), each of Hexion and Epoxy will be subject to mutual nonsolicit and no hire restrictions, subject to certain exceptions set forth in the Employee Matters Agreement.
Effective on or prior to the Distribution, except as otherwise expressly provided in the Employee Matters Agreement, the Hexion to Epoxy Transition Services Agreement or otherwise agreed between Hexion and Epoxy, to the extent not already employed by Epoxy or one of its applicable subsidiaries, the employment of each Epoxy employee will be transferred to Epoxy or one of its applicable subsidiaries, and Epoxy or one of its subsidiaries will generally assume responsibility for any individual employment, retention, severance or similar agreements applicable to such Epoxy employee. Any employees who transfer to Epoxy following the Distribution Date (including in connection with any transition services) will be deemed a Epoxy employee as of the date of such transfer.
Each Epoxy employee participating in a cash bonus plan maintained by Hexion in respect of the annual 2021 performance period will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual 2021 cash bonuses payable in 2022 to Epoxy employees will be paid by Epoxy in accordance with the terms of the applicable Hexion ICP plan, and Hexion will reimburse Epoxy for the aggregate cost of the 2021 bonuses paid by Epoxy to Epoxy employees. The Employee Matters Agreement will also set forth the treatment of any outstanding equity awards. For additional details regarding the treatment of outstanding equity awards in connection with the Separation, see “Separation—Treatment of Outstanding Equity Compensation Awards” above.

Confidential Treatment Requested by Hexion Holdings Corporation

USE OF PROCEEDS
We expect to receive approximately $            of net proceeds (based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares from us) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Assuming no exercise of the underwriters’ option to purchase additional shares from us, each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $            million. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum number of additional shares of common stock from us, will be approximately $            , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering (based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus).
We intend to use the net proceeds received by us in this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders.

Confidential Treatment Requested by Hexion Holdings Corporation

DIVIDEND POLICY
We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors.
As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under the Credit Facilities and the Senior Notes and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness.”

Confidential Treatment Requested by Hexion Holdings Corporation

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2021 on:
•an actual basis; and
•on an as adjusted basis to give effect to (i) the issuance and sale by us and the selling stockholders of shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares from us) and the application of the net proceeds of this offering as described under “Use of Proceeds” and (ii) the consummation of the other Transactions.
You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto.

	As of March 31, 2021 (unaudited)
(in millions, except share data)	Actual (As restated)	As Adjusted
Cash and cash equivalents	$134
Credit Facilities:
ABL Facility(1)	—	—
Senior secured term loan—USD due 2026 (includes $6 of unamortized debt discount)	706	706
Senior secured term loan—EUR due 2026 (includes $4 of unamortized debt discount)(2)	495	—
Senior Notes due 2027	450	450
Other debt	115	97
Total debt	1,766	1,253
Stockholders’ Equity:
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding actual and as adjusted	—	—
Common stock Class A—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding actual and as adjusted	—	—
Common stock Class B—$0.01 par value; 300,000,000 authorized, 58,529,727 issued and 57,568,295 outstanding actual and outstanding as adjusted	1
Warrants—10,225,445 issued and 10,177,908 outstanding actual and as adjusted	171	171
Additional paid-in capital	1,015
Treasury stock, at cost—961,432 shares actual and as adjusted	(12)	(12)
Accumulated deficit	(308)
Accumulated other comprehensive loss	(31)
Total stockholders’ equity	836	159
Total capitalization	$2,602	$1,412
___________________
(1)The ABL Facility has a total maximum availability of $  million (subject to borrowing base availability), of which approximately $  million would have been available as of March 31, 2021, after giving effect to the Transactions and to no outstanding borrowings and $55 million of outstanding letters of credit. See “Description of Indebtedness—Credit Facilities—ABL Facility.”
(2)On April 30, 2021, we completed the sale of our Phenolic Specialty Resins, Hexamine and European-based Forest Products Resins businesses for cash proceeds of $304 million. In May 2021, we used $150 million of the sale proceeds to repay a portion of our Euro Term Loan Facility. The remaining outstanding principal amount of our Euro Term Loan Facility will be repaid with a portion of the proceeds of the Epoxy Refinancing, together with cash on hand, immediately prior to the consummation of this offering.

Confidential Treatment Requested by Hexion Holdings Corporation

DILUTION
Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of March 31, 2021.
Our historical net tangible book value (deficit) as of March 31, 2021 was $            , or $             per share of our common stock. Our historical net tangible book value (deficit) represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of March 31, 2021.
Our pro forma net tangible value (deficit) as of March 31, 2021 was $             or $            per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of March 31, 2021, after giving effect to the sale of                  shares of common stock in this offering at the assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering. For purposes of this dilution analysis, information with respect to our existing stockholders includes shares being sold by the selling stockholders in this offering. Information with respect to new investors does not include shares being purchased by the new investors from the selling stockholders in this offering.
The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of March 31, 2021	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value (deficit) per share after this offering
Dilution in net tangible book deficit per share	$
Dilution is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share of common stock.
The following table summarizes, as of March 31, 2021, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $                per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Number	Percent
Existing stockholders		%	$	%	$
Investors in the offering
Total		100%	$	100%	$
To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.
A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $            , $            and $            per share, respectively.

Confidential Treatment Requested by Hexion Holdings Corporation

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be    %, and the percentage of shares of common stock held by new investors would be    %.
The foregoing tables and calculations are based on                  shares of our common stock outstanding as of March 31, 2021, and except as otherwise indicated assume:
•an initial public offering price of $            per share of common stock, the midpoint of the range set forth on the cover of this prospectus;
•no exercise of the underwriters’ option to purchase                additional shares of common stock from us in this offering;
•the exercise of all outstanding warrants to purchase an aggregate of                 shares of common stock at an exercise price of $0.01 per share;
•that the                shares of common stock reserved for future grant under our Management Incentive Plan have not been issued; and
•that the                shares of common stock reserved for issuance under our 2019 Incentive Plan have not been issued.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Immediately prior to the consummation of this offering of common stock, Hexion will distribute to Hexion’s existing stockholders and warrant holders all of the shares of common stock of Epoxy, which will hold our Epoxy Business. The Epoxy Business is currently a wholly owned business of Hexion and, at the time of the Distribution, Epoxy will hold, through its subsidiaries, all of the assets and liabilities associated with the Epoxy Business. We refer to this distribution of Epoxy shares as the “Distribution” and to the separation of the Epoxy Business as the “Separation.”
The Separation will be achieved through the transfer of the assets and liabilities of the Epoxy Business to Epoxy or its subsidiaries and the distribution of 100% of the outstanding capital stock of Epoxy pro rata to holders of Hexion common stock and warrants as of the record date for the Distribution. At the effective time of the Distribution, Hexion stockholders will receive one share of Epoxy common stock for every    shares of Hexion common stock held on the record date and our warrant holders will receive one share of Epoxy common stock for every    shares of our common stock they would have received if they had exercised their warrants immediately prior to the record date. The Separation is expected to be completed immediately prior to this offering of common stock. Immediately following the Separation, Hexion stockholders and warrant holders as of the record date for the Distribution will own 100% of the outstanding shares of common stock of Epoxy. Following the Separation, Epoxy will be an independent, public company, and Hexion will retain no ownership interest in Epoxy.
We will complete the Separation prior to the closing of this offering in order for the Epoxy Business to be excluded from Hexion prior to the closing of this offering. The results of the Epoxy Business for the periods prior to the Separation will be presented as a discontinued operation in our consolidated financial statements beginning with the fiscal period that includes the completion of the Separation. The Epoxy Business has not yet been reflected as a discontinued operation in our historical consolidated financial statements that are included elsewhere in this prospectus. The proposed transaction is subject to various conditions, is complex in nature, and may be affected by unanticipated developments, credit and equity markets, or changes in market conditions. Completion of the proposed transaction will be contingent upon customary closing conditions, including final approval from our Board of Directors.
The following unaudited pro forma condensed consolidated financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X as amended, in order to give effect to the Pro Forma Transactions (as defined below). The following unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2021 and and the year ended December 31, 2020 give effect to the Pro Forma Transactions as if they occurred on January 1, 2020, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed consolidated statements of operations for the Successor period from July 2, 2019 through December 31, 2019, the Predecessor period from January 1, 2019 to July 1, 2019 and the year ended December 31, 2018 give effect to the presentation of the Epoxy business as discontinued operations in accordance with ASC 205. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Pro Forma Transactions (as defined below) as if they occurred as of March 31, 2021, our latest balance sheet date. The unaudited pro forma condensed consolidated financial statements and the related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated financial data set forth below is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the Pro Forma Transactions occurred at the beginning of the periods presented, nor is it indicative of our future results of operations or financial position. You should read the following information in conjunction with our consolidated financial statements, the related notes and other financial information contained elsewhere in this prospectus. See “Forward-Looking Statements.”

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):
•The execution of the Project Fusion transaction on April 30, 2021;
•The contribution of the assets and liabilities that comprise the Epoxy Business and the retention by Hexion of specified assets and liabilities reflected in our historical consolidated financial statements, in each case, pursuant to the Separation and Distribution Agreement;
•The anticipated post-Separation capital structure, including: (i) the repayment of debt (and the resultant reduction in interest expense) using proceeds from the Separation and Distribution and the Project Fusion transaction; and (ii) the issuance of the Epoxy Business’ common stock to holders of Hexion common stock;
•The presentation of the Epoxy business as discontinued operations in accordance with ASC 205;
•The impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, Shared Services Agreement, and other agreements related to the Separation between Hexion and Epoxy and the provisions contained therein; and
•The issuance of common stock pursuant to this offering and the application of the resulting proceeds.
A final determination regarding our capital structure has not yet been made, and the Separation and Distribution Agreement, Tax Matters Agreement, Shared Services Agreement, Employee Matters Agreement, and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
Subject to the terms of the Separation and Distribution Agreement, Hexion will pay all nonrecurring third-party costs and expenses related to the Separation and incurred prior to the completion of the Separation. After the completion of the Separation, subject to the terms of the Separation and Distribution Agreement, the Shared Services Agreement, and other agreements entered into between Hexion and Epoxy in connection with the Separation, all costs and expenses related to the Separation incurred by either Hexion or Epoxy will be borne by the party incurring the costs and expenses unless otherwise agreed between Epoxy and us.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2021

(In millions, except share data)	Historical (As Restated)	Project Fusion Transaction Adjustments		Transaction Accounting Adjustments		Other Transaction Accounting Adjustments		Adjustments arising from the Offering		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$134	$158	(A)	$(41)					(I)	$251
Accounts receivable	410			(242)						168
Inventories	292			(179)						113
Current assets held for sale	141	(141)	(A)	—						—
Other current assets	51			(28)						23
Total current assets	1,028	17		(490)		—				555
Investment in unconsolidated entities	11			(5)						6
Deferred tax assets	7			(7)						—
Long-term assets held for sale	325	(325)	(A)	—						—
Other long-term assets	77			(56)						21
Property and equipment, net	1,216			(614)						602
Operating lease assets	100			(65)						35
Goodwill	164			(1)						163
Other intangible assets, net	1,057			(55)						1,002
Total assets	$3,985	$(308)		$(1,293)	(B)	$—				$2,384
Liabilities and Equity
Current liabilities:
Accounts payable	$349			$(185)						$164
Debt payable within one year	52			(10)						42
Interest payable	20			—						20
Income taxes payable	12			(3)						9
Accrued payroll and incentive compensation	49			(20)						29
Current liabilities associated with assets held for sale	88	(88)	(A)	—						—
Current portion of operating lease liabilities	19			(8)						11
Other current liabilities	99			(26)						73
Total current liabilities	688	(88)		(252)		—				348
Long-term liabilities:
Long-term debt	1,714	(146)	(A)	(8)		(349)	(H)			1,211
Long-term pension and post employment benefit obligations	235			(189)						46
Deferred income taxes	157			(64)						93
Operating lease liabilities	74			(50)						24
Long-term liabilities associated with assets held for sale	74	(74)	(A)	—						—
Other long-term liabilities	207			(11)						196
Total liabilities	3,149	(308)		(574)	(B)	(349)				1,918

(In millions, except share data)	Historical (As Restated)	Project Fusion Transaction Adjustments	Transaction Accounting Adjustments		Other Transaction Accounting Adjustments		Adjustments arising from the Offering		Pro Forma Combined
Equity
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding at March 31, 2021	$—								$—
Common stock Class A—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at March 31, 2021	—								—
Common stock Class B—$0.01 par value; 300,000,000 authorized, 58,529,727 issued and 57,568,295 outstanding at March 31, 2021	1		—					(I)	1
Warrants - 10,225,445 issued and 10,177,908 outstanding at March 31, 2021	171								171
Paid-in capital	1,015		(794)	(C)	349	(H)		(I)	570
Treasury stock, at cost—961,432 shares at March 31, 2021	(12)								(12)
Accumulated other comprehensive loss	(31)		(2)	(C)					(33)
Accumulated deficit	(308)		77	(C)					(231)
Total equity	836	—	(719)		349				466
Total liabilities and equity	$3,985	$(308)	$(1,293)		$—				$2,384
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Three Months Ended March 31, 2021

(In millions, except share and per share data)	Historical	Project Fusion Transaction Adjustments		Transaction Accounting Adjustments	(D)	Other Transaction Accounting Adjustments		Adjustments arising from the Offering	Pro Forma Combined
Net sales	$753			$(333)					$420
Cost of sales (exclusive of depreciation and amortization shown below)	584			(265)					319
Selling, general and administrative expense	70			(25)					45
Depreciation and amortization	49			(20)					29
Business realignment costs	5			(1)					4
Other operating (income) expense, net	(3)			2			(G)		(1)
Operating (loss) income	48			(24)				—	24
Interest expense, net	24	(2)	(A)	—		(3)	(H)		19
Other non-operating expense (income), net	(4)			(6)					(10)
Income (loss) before income tax and earnings from unconsolidated entities	28	2		(18)		3		—	15
Income tax (benefit) expense	16	1	(E)	(6)		1	(E)		12
(Loss) income from continuing operations before earnings from unconsolidated entities	12	1		(12)		2		—	3
Earnings from unconsolidated entities, net of taxes	—			—		—			—
Net income (loss) from continuing operations, net of taxes	$12	$1		$(12)		$2		$—	$3
Net income (loss) from continuing operations, net of taxes attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$0.18				(F)
Diluted	0.17				(F)
Weighted Average common shares and warrants outstanding:
Basic	68.3				(F)
Diluted	68.8				(F)
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2020

(In millions, except share and per share data)	Historical	Project Fusion Transaction Adjustments		Transaction Accounting Adjustments	(D)	Other Transaction Accounting Adjustments		Pro Forma Combined
Net sales	$2,510			(1,119)				$1,391
Cost of sales (exclusive of depreciation and amortization shown below)	2,043			(978)				1,065
Selling, general and administrative expense	231			(84)				147
Depreciation and amortization	191			(75)				116
Asset impairments	16			—				16
Business realignment costs	69			(14)				55
Other operating expense, net	24			(11)			(G)	13
Operating (loss) income	(64)			43				(21)
Interest expense, net	100	(6)	(A)	(1)		(11)	(H)	82
Other non-operating income, net	(15)			12				(3)
(Loss) income before income tax and earnings from unconsolidated entities	(149)	6		32		11		(100)
Income tax (benefit) expense	14	2	(E)	7		3	(E)	26
Income (loss) from continuing operations before earnings from unconsolidated entities	(163)	4		25		8		(126)
Earnings from unconsolidated entities, net of taxes	2			(2)				—
Net income (loss) from continuing operations, net of taxes	$(161)	$4		$23		$8		$(126)
Net income (loss) from continuing operations, net of taxes attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic and Diluted	$(2.36)				(F)

Weighted Average common shares and warrants outstanding:
Basic and Diluted	68.3				(F)
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Successor Period from July 2, 2019 to December 31, 2019

(In millions, except share and per share data)	Historical	Transaction Accounting Adjustments	(D)	Pro Forma Combined
Net sales	$1,323	$(541)		$782
Cost of sales (exclusive of depreciation and amortization shown below)	1,117	(488)		629
Selling, general and administrative expense	124	(51)		73
Depreciation and amortization	93	(37)		56
Business realignment costs	22	(5)		17
Other operating expense, net	16	(8)		8
Operating (loss) income	(49)	48		(1)
Interest expense, net	55	(1)		54
Other non-operating expense (income), net	—	(10)		(10)
(Loss) income before income tax and earnings from unconsolidated entities	(104)	59		(45)
Income tax (benefit) expense	(10)	3		(7)
(Loss) income before earnings from unconsolidated entities	(94)	56		(38)
Earnings from unconsolidated entities, net of taxes	2	(1)		1
Net income (loss) from continuing operations, net of taxes	(92)	55		(37)
Net (income) loss attributable to noncontrolling interest	(1)	1		—
Net income (loss) from continuing operations attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(93)	$56		$(37)
Net income (loss) from continuing operations, net of taxes attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic and Diluted	$(1.36)		(F)

Weighted Average common shares and warrants outstanding:
Basic and Diluted	68.7		(F)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Predecessor Period from January 1, 2019 to July 1, 2019

(In millions, except share and per share data)	Historical	Transaction Accounting Adjustments	(D)	Pro Forma Combined
Net sales	$1,481	$(611)		$870
Cost of sales (exclusive of depreciation and amortization shown below)	1,211	(508)		703
Selling, general and administrative expense	128	(50)		78
Depreciation and amortization	43	(18)		25
Business realignment costs	14	(6)		8
Other operating expense, net	17	(5)		12
Operating (loss) income	68	(24)		44
Interest expense, net	89	(1)		88
Other non-operating expense (income), net	(11)	2		(9)
Reorganization items, net	(2,970)	522		(2,448)
(Loss) income before income tax and earnings from unconsolidated entities	2,960	(547)		2,413
Income tax (benefit) expense	201	(53)		148
(Loss) income before earnings from unconsolidated entities	2,759	(494)		2,265
Earnings from unconsolidated entities, net of taxes	1	(1)		—
Net income (loss) from continuing operations, net of taxes	2,760	(495)		2,265
Net income attributable to noncontrolling interest	(1)	1		—
Net (loss) income from continuing operations attributable to Hexion Holdings Corporation common stockholders and warrant holders	$2,759	$(494)		$2,265
Net income (loss) from continuing operations, net of taxes attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic and Diluted	$33.41		(F)

Weighted Average common shares and warrants outstanding:
Basic and Diluted	82.6		(F)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Predecessor Year Ended December 31, 2018

(In millions, except share and per share data)	Historical	Transaction Accounting Adjustments	(D)	Pro Forma Combined
Net sales	$3,137	$(1,268)		$1,869
Cost of sales (exclusive of depreciation and amortization shown below)	2,559	(1,052)		1,507
Selling, general and administrative expense	243	(92)		151
Depreciation and amortization	98	(38)		60
Gain on dispositions	(44)	—		(44)
Asset impairments	28	(1)		27
Business realignment costs	27	(10)		17
Other operating expense, net	37	(15)		22
Operating (loss) income	189	(60)		129
Interest expense, net	365	(5)		360
Other non-operating expense (income), net	(12)	21		9
(Loss) income before income tax and earnings from unconsolidated entities	(164)	(76)		(240)
Income tax (benefit) expense	31	(15)		16
(Loss) income before earnings from unconsolidated entities	(195)	(61)		(256)
Earnings from unconsolidated entities, net of taxes	4	(3)		1
Net income (loss) from continuing operations, net of taxes	(191)	(64)		(255)
Net income attributable to noncontrolling interest	1	(1)		—
Net (loss) income from continuing operations attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(190)	$(65)		$(255)
Net income (loss) from continuing operations, net of taxes attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic and Diluted	$(2.30)		(F)

Weighted Average common shares and warrants outstanding:
Basic and Diluted	82.6		(F)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data
1.Basis of Presentation
The following unaudited pro forma condensed consolidated financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X as amended, in order to give effect to the Pro Forma Transactions. The pro forma adjustments related to Project Fusion transaction are described in note (A). Prior to the closing of this offering, we expect we will complete the Separation and Distribution. The pro forma adjustments resulting from the Separation and Distribution are described in notes (B) to (H). The Separation and Distribution have not yet been reflected in our historical consolidated financial statements that are included elsewhere in this prospectus. The Epoxy Business will be treated as a discontinued operation upon the date of the distribution of all of the shares in the Epoxy Business to Epoxy. Certain transaction agreements have not been finalized at the time of filing this amendment. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material. Accordingly, the unaudited pro forma consolidated balance sheet as of March 31, 2021 and the unaudited pro forma statements of operations for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 have been adjusted in order to provide pro forma presentation of our results of continuing operations without the Epoxy Business. The pro forma adjustments related to the Offering are described in note (I).
The unaudited pro forma condensed consolidated financial statements have been prepared to reflect our continuing operations after giving effect to reflecting the Epoxy Business as a discontinued operation and therefore do not reflect what our or the Epoxy Business’s financial position or results of operations would have been on a stand-alone basis and are not necessarily indicative of ours or the Epoxy’s future financial condition or results of operations. The information in the Transaction Accounting Adjustments column in the unaudited pro forma condensed consolidated financial statements was derived from our accounting records as of and for the three months ended March 31, 2021, the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018.
2.    Pro Forma Adjustments and Assumptions
Significant adjustments reflected in the unaudited pro forma condensed consolidated financial data are as follows:
Project Fusion Transaction Adjustments
A.    Held for Sale and Long term debt. The held for sale assets and liabilities within the historical reflect assets and liabilities related to the Project Fusion business that was accounted for under discontinued operations as of March 31, 2021. The Project Fusion transaction closed on April 30, 2021, and these pro forma adjustments reflect the impact of the Project Fusion transactions which will be reflected in the Company’s historical unaudited Condensed Consolidated Balance Sheet as of June 30, 2021 in future amendment filings.
As a part of the Project Fusion transaction, the Company received cash proceeds of $304 and the Company reduced our Euro Term Loan Facility by $146 million as of May 2021. The Euro Term Loan Facility debt has an interest rate of approximately 4% which would result in approximately $1.5 million of interest a quarter. As a result of the Project Fusion transaction, we adjusted the held for sale assets and liabilities by removing them from the Balance Sheet.
Transaction Accounting Adjustments
B.     Adjustments to assets and liabilities. These pro forma adjustments reflect the impact of the Epoxy Separation and Distribution to our Shareholders on the assets and liabilities attributable to the Epoxy Business.

C.     Adjustments to equity. These pro forma adjustments reflect the Epoxy Business for the Separation and Distribution impact to additional paid-in-capital, accumulated other comprehensive loss and accumulated deficit. These net adjustments are based on the historical balances within our financial statements for Epoxy and do not expect any fair value adjustments to Epoxy as a part of the Separation and Distribution. However, equity adjustments are subject to change for final amounts once the Separation and Distribution are consummated and the amounts currently reflect management’s best estimate at the time of this filing. The assumption of debt related to the Epoxy Financing is not contemplated in this adjustment.
D.     Income statement adjustments. The pro forma adjustments reflect the presentation of the Epoxy business as discontinued operations in accordance with ASC 205. These adjustments do not reflect the allocation of any general corporate overhead costs to the Epoxy Business. The income tax expense adjustment has been determined using the “with-and-without method.”
E.    Resulting Tax Effects
The pro forma income tax expense (benefit) adjustments reflect a blended statutory tax rate of 27% for both the three months ended March 31, 2021 and the year ended December 31, 2020 based on statutory rates by jurisdiction. However, the effective tax rate of Hexion could be significantly different depending on actual operating results by jurisdiction and the application of enacted tax law to those specific results.
F.    Earnings Per Share
Pro forma basic earnings per share (“EPS”) and pro forma basic weighted average number of shares outstanding are based on the number of Hexion basic weighted average shares outstanding for the three months ended March 31, 2021.
Pro forma diluted EPS and pro forma diluted weighted average number of shares outstanding are based on the number of basic shares of our common stock at the completion of the Offering. The actual dilutive effect following the completion of the Separation will depend on various factors, including employees who may change employment between Epoxy and Hexion and the impact of equity-based compensation arrangements.
Other Transaction Accounting Adjustments
G.     Shared Services Agreement
In connection with the Separation and Distribution, we will enter into the Shared Services Agreement pursuant to which Epoxy will provide services to us and we will provide services to Epoxy. Some of the services we will provide to Epoxy will include, upon Epoxy’s request, financial reporting and transaction support, tax, legal and compliance related services and other services for an initial period of one year with annual automatic renewal options unless either party provides ninety (90) days’ notice of non-renewal, and with termination rights for convenience. These services will be consistent with the services provided by both companies prior to the Separation, and charges will be at forecasted cost or current cost plus a margin. No adjustment is currently reflected in our unaudited pro forma consolidated financial statements in relation to services that may be provided under the SSA.
H.    Epoxy Financing and Repayment of Debt
Immediately prior to the consummation of the Separation and Distribution, the Epoxy Business will incur new indebtedness (the “Epoxy Financing”) and we will use the proceeds of the Epoxy Financing, together with cash on hand, to repay the outstanding €300 million (estimated $349 million) principal amount under our Euro Term Loan Facility in full. These Pro Forma adjustments also reflect the related decrease in interest expense. The Euro Term Loan Facility debt has interest rate of approximately 4% which would cost approximately $3.5 million a quarter, as well as $3 million in debt issuance fees that we expect to incur in connection with the Epoxy Financing.

Adjustments arising from the Offering
I.     Proceeds from the Offering
We expect to receive approximately $            of net proceeds (based upon the assumed initial public offering price of $            per share. We intend to use the net proceeds received by us in this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. No adjustment is currently reflected in our unaudited pro forma consolidated financial statements in relation to proceeds from this offering of common stock, as such amounts are not factually supportable at the timing of filing this amendment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements about our business, operations and financial performance based on current plans and estimates that involve risks, uncertainties and assumptions. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections of this prospectus titled “Risk Factors” and “Forward-Looking Statements.”
Except as noted, the following discussion and analysis does not give pro forma effect to the Separation and Distribution and the other Transactions.

Overview and Outlook
We are a large participant in the specialty chemicals industry and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for most paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.
Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as wind energy and electrical composites. Major industry sectors that we serve include wind energy, industrial/marine, construction, consumer/durable goods, automotive, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas drilling. Key drivers for our business include general economic and industrial conditions, including housing starts and auto build rates. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries can and have significantly affected our results.
Through our worldwide network of strategically located production facilities, we serve more than 2,000 customers in approximately 80 countries. Our global customers include large companies in their respective industries, such as Akzo Nobel, BASF, Norbord, Louisiana Pacific, Bayer, Owens Corning, PPG Industries, Sherwin Williams, Sinoma, Aeolon and Weyerhaeuser.
Business Strategy
As a significant player in the specialty chemicals industry, we believe we have opportunities to strategically grow our business over the long term. Our products are well aligned with global mega-trends. We believe growth in many of our key applications is being driven by an increasing need for lighter, stronger, higher performance and engineered materials in many end-markets such as aerospace, automotive, energy and construction. Population growth is expected to result in ever increasing demands for more sustainable solutions in energy, such as wind turbines, agriculture, low-emitting coatings, carbon efficient buildings through engineered structural wood, lightweighting composite applications and improved fire, smoke and toxicity performance. Through these growth strategies we strive to create shareholder value and generate solid operating cash flow.
COVID-19 Impact
In March 2020, the World Health Organization categorized COVID-19 as a global pandemic. Around the world, local governments’ responses to COVID-19 continue to evolve, which has led to stay-at-home orders, social distancing guidelines and other preventative measures that have disrupted various industries in the global economy and the markets in which our products are manufactured, distributed and sold.
During this pandemic, we have implemented additional guidelines to further protect the health and safety of our employees as we continue to operate with our suppliers and customers. We have committed to maintaining a paramount focus on the safety of our employees while minimizing potential disruptions caused by COVID-19. For example, we are following all legislatively-mandated travel directives in the various countries where we operate, and we have also put additional travel restrictions in place for our associates designed to reduce the risk from COVID-19. Additionally, we are utilizing extended work from home options to protect our office associates, while adjusting our meeting protocols and processes at our manufacturing sites.
Our businesses have been designated by many governments as essential businesses and our operations have continued through March 31, 2021. The ultimate impact that COVID-19 will have on our future financial position, operating results and cash flows involves numerous risks and uncertainties, including new information which may emerge concerning the severity and duration of COVID-19 and actions to contain the virus or treat its impact.

Epoxy Business Separation
The Epoxy Business currently operates within our Coatings & Composites reportable segment. Following the Epoxy Separation, which will occur prior to the closing of this offering, the Epoxy Business will qualify as a discontinued operation and will no longer be a consolidated business of Hexion. Although the Epoxy Business will no longer operate within our reportable segments it is included within Coatings & Composites in our historical consolidated financial statements included elsewhere in this prospectus, and we have included a summary of its operations in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to facilitate an understanding of our historical financial information. See “The Separation and Distribution” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for further information.
Epoxy Financing
Immediately prior to the consummation of the Separation and Distribution, the Epoxy Business will incur new indebtedness (the “Epoxy Financing”) and we will use the proceeds of the Epoxy Financing, together with cash on hand, to repay in full the outstanding €300 million principal amount under our Euro Term Loan Facility.
Transactions
In this prospectus, the “Transactions” refers, collectively, to (i) the consummation of Project Fusion and the use of $150 million of the proceeds to repay amounts outstanding under our Euro Term Loan Facility, (ii) the consummation of the Epoxy Financing and the use of proceeds therefrom, together with cash on hand, to repay €300 million principal amount under our Euro Term Loan Facility, (iii) the consummation of the Separation and Distribution, (iv) the consummation of this offering of common stock and the application of the proceeds as described herein and (v) the payment of fees and expenses related to this offering, the Epoxy Financing and the Separation and Distribution.
Sale of Phenolic Specialty Resins Business
On September 27, 2020, we entered into a definitive agreement (the “Purchase Agreement”) for the sale of our Phenolic Specialty Resins (“PSR”), Hexamine and European-based Forest Products Resins businesses (together with PSR, the “Held for Sale Business”) to Black Diamond Capital Management, LLC and Investindustrial (the “Buyers”) for a purchase price of approximately $425 million. The consideration consists of $335 million in cash and certain assumed liabilities with the remainder in future contingent proceeds based on the performance of the Held for Sale Business. The final purchase price is subject to customary post-closing adjustments. The Held for Sale Business was formerly included in our Adhesives reportable segment.
On April 30, 2021, we completed the sale of our Held for Sale Business pursuant to the terms of the Purchase Agreement with the Buyers. We received gross cash consideration for the Held for Sale Business in the amount of $304 million. In addition, the Buyers assumed approximately $31 million of certain liabilities, net of preliminary working capital and other closing adjustments as part of the Purchase Agreement. A subsequent post-closing adjustment to the initial cash consideration will be made in accordance with the Purchase Agreement. We expect to use a portion of the net proceeds to invest in our business, and in May 2021, we used a portion of the net proceeds to pay down the aggregate principal of the euro denominated tranche of the Term Loan Facility for $150 million, in accordance with the credit agreement governing the Term Loan Facility.
As of March 31, 2021 and December 31, 2020, we reclassified the assets and liabilities of our Held for Sale Business as held for sale on the Consolidated Balance Sheets and reported the results of the operations for the year ended December 31, 2020 as “(Loss) income from discontinued operations, net of taxes” on the Consolidated Statements of Operations. Amounts for prior periods have similarly been retrospectively reclassified for all periods presented.
Emergence from Chapter 11 Bankruptcy
On April 1, 2019 (the “Petition Date”), Hexion Inc., Hexion Holdings LLC, Hexion LLC and certain of our subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S.

Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 proceedings were jointly administered under the caption In re Hexion TopCo, LLC, No. 19-10684. The Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
On June 25, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On the Emergence Date, in accordance with the terms of the Plan and the Confirmation Order, the Plan became effective and the Debtors emerged from bankruptcy.
Fresh Start Accounting
On the Effective Date, in accordance with ASC 852, the Company applied fresh start accounting to its financial statements as (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to the Company’s consolidated financial statements as of July 1, 2019, the date it emerged from bankruptcy, which resulted in a new basis of accounting and the Company became a new entity for financial reporting purposes. As a result, the Company allocated the reorganization value of the Company to its individual assets based on their estimated fair values. Reorganization value represents the fair value of the Company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill. Refer to Note 6 to our audited consolidated financial statements included in this prospectus for more information.
Reportable Segments
As part of our continuing efforts to drive growth and greater operating efficiencies, in January 2020 we changed our reportable segments to align around our two growth platforms: (i) Adhesives and (ii) Coatings and Composites. Corporate and Other continued to be a reportable segment with this segment realignment in 2020. At March 31, 2021, we have three reportable segments, which consist of the following:
•Adhesives: these businesses are focused on the global adhesives market. They include our global wood adhesives business, which also includes the oilfield technologies group, as well as the forest products resin assets in North America, Latin America, Australia and New Zealand; and global formaldehyde.
•Coatings and Composites: these businesses are focused on the global coatings and composites market. They include our base and specialty Epoxy resins and Versatic™ Acids and Derivatives businesses.
•Corporate and Other: primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses.
Financial Results Summary
Our financial results for the period from January 1, 2019 through July 1, 2019 and for fiscal year ended December 2018 are referred to as those of the “Predecessor” period. Our financial results for the period from July 2, 2019 through December 31, 2019 are referred to as those of the “Successor” period. Our results of operations as reported in our consolidated financial statements for these periods are prepared in accordance with U.S. GAAP, which requires that we report on our results for the period from January 1, 2019 through July 1, 2019 and the period from July 2, 2019 through December 31, 2019 separately.
We do not believe that reviewing the results of these periods in isolation would be useful in identifying any trends in or reaching any conclusions regarding our overall operating performance. Management believes that the key performance metrics such as Net sales, Operating income and Segment EBITDA for the Successor period when combined with the Predecessor period provides more meaningful comparisons to other periods and are useful in identifying current business trends. Although the 2019 Successor period and the 2019 Predecessor period are distinct reporting periods, the effects of the emergence and fresh start reporting did not have a material impact on the comparability of our results of operations between the periods, unless otherwise noted below. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with U.S. GAAP, the tables and discussions below also present the combined results for the year ended December 31, 2019.
The combined results (referred to as “Non-GAAP Combined” or “Combined”) for the year ended December 31, 2019, which we refer to herein as results for the “Year Ended December 31, 2019” represent the sum of the reported amounts for the Predecessor period January 1, 2019 through July 1, 2019 combined with the Successor period from July 2, 2019 through December 31, 2019. These Combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The Non-GAAP Combined operating results are presented for supplemental purposes only, may not reflect the actual results we would have achieved absent our emergence from bankruptcy, may not be indicative of future results and should not be viewed as a substitute for the financial results of the Predecessor period and Successor period presented in accordance with U.S. GAAP.
First Quarter 2021 Overview
Following are highlights from our results of operations for the unaudited three months ended March 31, 2021 and 2020:

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	$ Change	% Change
Statements of Operations:
Net sales	$753	$687	$66	10%
Operating income (loss)	48	(34)	82	n/m
Income (loss) before income tax	28	(60)	88	n/m
Net income (loss) from continuing operations	12	(56)	68	n/m
Segment EBITDA:
Adhesives	68	55	13	24%
Coatings and Composites	65	39	26	67%
Corporate and Other	(19)	(21)	2	(10)%
Total	$114	$73	$41	56%
•Net Sales—In the first three months of 2021, net sales increased by $66 million, or 10%, compared to the first three months of 2020. Pricing positively impacted sales by $64 million due to raw material price increases contractually passed through to customers across many of our businesses, as well as favorable product mix and improved market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Foreign currency translation positively impacted net sales by $13 million due to the strengthening of various foreign currencies against the U.S. dollar in the first three months of 2021 compared to the first three months of 2020. Volumes negatively impacted net sales by $11 million, primarily due to the impact of Winter Storm Uri in the U.S. Gulf Coast on several of our businesses, offset by volume increases in our specialty Epoxy resins and global resins businesses.
•Net Income (Loss) from continuing operations—In the first three months of 2021, net income from continuing operations increased by $68 million from a net loss of $56 million as compared to in the first three months of 2020. The increase was driven by an increase in operating income of $82 million, primarily due to an increase in gross profit as a result of improved market conditions across many of our businesses mentioned above as well as the absence of a $16 million asset impairment charge related to our oilfield and phenolic specialty resins businesses in the first quarter of 2020, and a $15 million decrease in business realignment costs driven by lower severance expenses.
•Segment EBITDA—For the first three months of 2021, Segment EBITDA was $114 million, an increase of 56% compared with $73 million in the first three months of 2020. This increase was primarily due to improved market conditions in our base Epoxy resins, specialty Epoxy resins business, and due to raw material productivity impacting our forest products resins and formaldehyde businesses, partially offset by $6 million of repair costs and $12 million of lost volume due to temporary manufacturing outages caused by Winter Storm Uri in the U.S. Gulf Coast. Additionally, our Corporate and Other charges in the first three months of 2021 decreased by $2 million compared to the first three months of 2020.
•Growth Initiatives and New Product Development— We continue to focus on new product development to further strengthen our industry-leading research and development, technical services capabilities, and to strategically invest in our R&D footprint to increase opportunities for innovation and stimulate growth. These growth activities include the following:
◦Our new Adhesives product Armorbuilt™, which is designed to protect the critical utility pole infrastructure against wildfires. We expect incremental growth in 2021 from this product.
◦Extensive conversions were initiated at several major customers in 2020 for next generation OSB PF technology for board surface applications and additional applications are scheduled for 2021 as productivity gains and further reduction in resin usage, positions our products favorably compared to pMDI.
◦As an alternative technology, we have also developed BPA-free alternative coating technologies to address changing consumer preferences.
◦An expansion of our Brimbank, Australia facility to develop fire-resistant cladding materials leveraging proprietary phenolic resin technology.
Short-term Outlook
In 2021, we anticipate continued strong economic recovery from the COVID-19 global pandemic resulting in increased demand in many of our key end markets. While our businesses have been designated by many governments as essential businesses, which has allowed our operations to continue during the pandemic, we saw weak economic conditions develop in the first half of 2020, specifically within automotive and certain industrial markets. The majority of our businesses have continued to steadily improve throughout 2020 and into the first quarter of 2021 as multiple end markets recover from the impact of the pandemic. We have posted three consecutive quarters of year-over-year growth in Segment EBITDA, including the third quarter of 2020, fourth quarter of 2020 and the first quarter of 2021, each compared to the prior year quarters, respectively, as multiple end markets recover from the impact of the pandemic. We expect these strong tailwinds to continue into the second quarter and second half of 2021.
While we expect these current positive economic trends to continue during 2021, delays in COVID-19 vaccine distributions, increases in COVID-19 cases, hospitalizations, deaths, restrictions on trade or government lock-downs could disrupt the current recovery and our expectations. The ultimate impact that COVID-19 will have on our operating results will depend on the overall severity and duration of the COVID-19 pandemic and actions to contain the virus or treat its impact.
Within our Coatings and Composites segment, we continue to expect significant year over year improvement in our base Epoxy business in 2021 due to strong improvements in market conditions. Our Versatic AcidsTM and Derivatives business should continue to benefit from modest growth in architectural coatings. Additionally, within our Epoxy specialty resins business we anticipate lower demand in the China wind energy market in the second half of 2021.
Within our Adhesives segment, we anticipate improvement in Segment EBITDA within our North American forest products resins business in 2021 based on the latest expectations in U.S. and Canadian housing starts, remodeling and ongoing macroeconomic recovery from the COVID-19 pandemic. We also expect that continued economic recovery and strong market demand will positively impact our North American formaldehyde business in 2021.

We also anticipate that our businesses will continue to benefit from the savings associated with our restructuring and cost reduction initiatives. Further, we are in the process of implementing various efficiency initiatives, which include process improvement and other productivity projects.
Lastly, we completed the sale of our Phenolic Specialty Resin, Hexamine and European-based Forest Products Resins businesses, on April 30, 2021, which will further streamline our portfolio and improve our specialty product mix. We expect to use a portion of the net proceeds to invest in our business, and in May 2021, we used a portion of the net proceeds to pay down the aggregate principal of the euro denominated tranche of the Term Loan Facility for $150 million, in accordance with the credit agreement governing the Term Loan Facility.
Matters Impacting Comparability of Results
Raw Material Prices
Raw materials comprise approximately 75% of our cost of sales (excluding depreciation expense). The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent about half of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have historically caused volatility in our raw material and utility costs. In the first three months of 2021 compared to the first three months of 2020, the average price of phenol, methanol and urea increased by approximately 3%, 30% and 45%, respectively. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.
We expect long-term raw material cost volatility to continue because of price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.
Foreign Currency Exchange
The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. Our non-U.S. operations accounted for approximately 56% of our sales in the first three months of 2021. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Chinese yuan, Canadian dollar and Australian dollar.

2020 Overview
Following are highlights from our results of operations for the years ended December 31, 2020 and 2019:

	Successor		Predecessor	Non-GAAP Combined
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019
(In millions)					$ Change	% Change
Statements of Operations:
Net sales	$2,510	$1,323	$1,481	$2,804	$(294)	(10)%
Operating (loss) income	(64)	(49)	68	19	(83)	(437)%
(Loss) income before income tax	(149)	(104)	2,960	2,856	(3,005)	(105)%
Net (loss) income from continuing operations	(161)	(92)	2,760	2,668	(2,829)	(106)%
Segment EBITDA:
Adhesives	$214	$116	$135	$251	$(37)	(15)%
Coatings and Composites	151	60	96	156	(5)	(3)%
Corporate and Other	(71)	(37)	(30)	(67)	(4)	(6)%
Total	$294	$139	$201	$340	$(46)	(14)%
•Net Sales—Net sales in 2020 were $2,510 million, a decrease of 10% compared with $2,804 million in 2019. Overall, COVID-19’s global impact on demand across various industries and markets in 2020 was the main driver of the decrease in net sales. Pricing negatively impacted sales by $182 million largely due to raw material decreases contractually passed through to customers across many of our businesses, as well as unfavorable product mix and continued competitive market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Volume negatively impacted sales by $70 million primarily related to volume decreases in our North American and Latin America forest products resins businesses and our North American formaldehyde business driven by COVID-19’s negative impact on global demand. These decreases were partially offset by volume increases in our specialty Epoxy business driven by strong global demand in wind energy. Foreign exchange translation negatively impacted net sales by $42 million due to the weakening of the Brazilian real and the Chinese Yuan against the U.S. dollar in 2020 compared to 2019, partially offset by the overall strengthening of the euro against the U.S. dollar in 2020 compared to 2019.
•Net Loss—Net loss from continuing operations in 2020 was $161 million, a decrease of $2,829 million as compared with a net income of $2,668 million in 2019. This decrease was driven by a $2,970 million reorganization gain in 2019 as a result of the restructuring of our debt through our Chapter 11 proceedings. The decrease was also driven by a reduction in operating income of $83 million, primarily related to an increase of $55 million in depreciation and amortization expense related to the step up of our fixed and intangible assets as a result of the application of fresh-start accounting, $16 million of asset impairments in our oilfield and phenolic specialty resins businesses in the first quarter 2020, a $33 million increase in business realignment costs driven by higher severance expenses related to current cost reduction actions and a decrease in gross profit due primarily to the impacts of COVID-19 on volumes in our businesses. These were partially offset by a reduction in interest expense of $44 million as a result of the restructuring of our debt through our Chapter 11 proceedings and lower selling, general and administrative expense of $21 million mainly driven by $29 million of costs related to our Chapter 11 proceedings incurred in 2019 both prior to filing for bankruptcy and post-emergence and lower variable compensation expense in 2020.

•Segment EBITDA—In 2020, Segment EBITDA from continuing operations was $294 million, a decrease of 14% compared with $340 million in 2019. This decrease was primarily due to the impacts of COVID-19 on our businesses, most notably in our forest products resins and formaldehyde businesses, and continued competitive market conditions in our base Epoxy resins business. The decrease was also impacted by $18 million of previously recorded deferred contract revenue that was accelerated as a result of the application of fresh start accounting in 2019, and temporary manufacturing disruptions at our Pernis site, which negatively impacted our 2020 Segment EBITDA by approximately $15 million. These Segment EBITDA decreases were partially offset by favorability in our specialty Epoxy business driven by strong global demand in wind energy and strong market conditions in our versatic acids business.
•Restructuring and Cost Reduction Programs—During 2020, we achieved $23 million in cost savings related to our cost reduction programs. These activities include certain in-process facility rationalizations and the creation of a business service group within the Company to provide certain administrative functions for us going forward. Overall, we have $6 million of in-process cost savings related to these activities, which we expect to realize over the next 12 months.
•Growth Initiatives and New Product Development—We continue to focus on new product development to further strengthen our industry-leading research and development, technical services capabilities, and to strategically invest in our R&D footprint to increase opportunities for innovation and stimulate growth. These growth activities include the following:
◦Our new Adhesives product Armorbuilt™, which is designed to protect the critical utility pole infrastructure against wildfires. We expect incremental growth in 2021 from this product.
◦Extensive conversions were initiated at several major customers in 2020 for next generation OSB PF technology for board surface applications and additional applications are scheduled for 2021 as productivity gains and further reduction in resin usage, positions our products favorably compared to pMDI.
◦As an alternative technology, we have also developed BPA-free alternative coating technologies to address changing consumer preferences.
Matters Impacting Comparability of Results
Our consolidated financial statements include our accounts and our majority-owned subsidiaries in which minority shareholders hold no substantive participating rights. Intercompany accounts and transactions are eliminated in consolidation.
Chapter 11 Bankruptcy and Fresh Start Accounting Impacts
As a result of the emerging from Chapter 11 and qualifying for the application of fresh-start accounting, at the Effective Date, our assets and liabilities were recorded at their estimated fair values which, in some cases, are significantly different than amounts included in our financial statements prior to the Effective Date. Accordingly, our financial condition and results of operations on and after the Effective Date are not directly comparable to our financial condition and results of operations prior to the Effective Date. The total amount of reorganization and fresh start adjustments, as well as incremental costs incurred related to our Bankruptcy Petitions incurred while we were in bankruptcy resulted in a total gain of $2,970 million for our continuing operations which is classified within “Reorganization items, net” in the Consolidated Statements of Operations.
In addition, we incurred costs related to our Chapter 11 proceedings both prior to filing for bankruptcy and post-emergence, which are not classified within “Reorganization items, net” as these costs were not incurred while in bankruptcy. These costs were $29 million for the year ended December 31, 2019 and are classified within “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Raw Material Prices
Raw materials comprised approximately 75% of our cost of sales (excluding depreciation expense) in 2020. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represented approximately 50% of our total raw material costs in 2020. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas, have caused volatility in our raw material costs and utility costs. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year. In 2020, the average price of phenol, methanol, and urea decreased by approximately 11%, 15%, and 7%, respectively, as compared to 2019. In 2019, the average price of methanol and urea decreased by approximately 22% and 5%, respectively, and the average price of phenol increased by 2%, as compared to 2018. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.
We expect long-term raw material cost volatility to continue because of price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.
Other Comprehensive Income
Our other comprehensive income is primarily impacted by foreign currency translation and our derivative instruments designated as hedges. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Chinese yuan, Canadian dollar and Australian dollar.
In 2019, we entered into an interest rate swap agreement to hedge interest rate variability caused by quarterly changes in cash flow due to associated changes in LIBOR under our Term Loan Facility. This swap is designed as a cash flow hedge and changes in fair value are recorded in “Accumulated other comprehensive loss.”
The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other non-pension postretirement benefit plans (“OPEB”), as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such amounts. Upon the application of fresh start accounting, on the Effective date, all prior unrecognized service cost within accumulated other comprehensive income related to our defined benefit pension and OPEB plans were reset in accordance with ASC 852 (Refer to Note 6 to our audited consolidated financial statements included in this prospectus for more information).
Pension and OPEB MTM Adjustments
Under our accounting policy related to the recognition of gains and losses for pension and OPEB plans, upon the annual remeasurement of our pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant, we immediately recognize gains and losses as a mark-to-market (“MTM”) gain or loss through net income. The largest component of our pension and OPEB expense typically relates to these MTM adjustments. We recorded a MTM loss of $4 million in 2020, a MTM loss of $5 million for the Successor period July 2, 2019 to December 31, 2019 and a MTM gain of $13 million in 2018. These MTM adjustments were largely driven by fluctuations in discount rates, which increased in 2018 and decreased in both 2019 and 2020. In addition, a MTM loss of $44 million was recorded upon Emergence, driven by reductions in discount rates, which was included within “Reorganization items, net” on the Consolidated Statement of Operations for the Predecessor period January 1, 2019 through July 1, 2019. These MTM adjustments are recognized in “Other non-operating (income) expense, net” in the Consolidated Statements of Operations.

Results of Operations
Unaudited Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020

(In millions)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020

	$	% of Net Sales	$	% of Net Sales
Net sales	$753	100%	$687	100%
Cost of sales (exclusive of depreciation and amortization shown below)	584	78%	565	82%
Selling, general and administrative expense	70	9%	64	9%
Depreciation and amortization	49	7%	49	7%
Asset impairments	—	—%	16	2%
Business realignment costs	5	1%	20	3%
Other operating (income) expense, net	(3)	—%	7	1%
Operating income (loss)	48	6%	(34)	(5)%
Interest expense, net	24	3%	26	4%
Other non-operating income, net	(4)	(1)%	—	—%
Total non-operating expense	20	3%	26	4%
Income (loss) before income tax and earnings from unconsolidated entities	28	4%	(60)	(9)%
Income tax expense (benefit)	16	2%	(3)	—%
Income (loss) from continuing operations before earnings from unconsolidated entities	12	2%	(57)	(8)%
Earnings from unconsolidated entities, net of taxes	—	—%	1	—%
Income (loss) from continuing operations, net of taxes	12	2%	(56)	(8)%
Loss from discontinued operations, net of taxes	(1)	—%	(3)	—%
Net income (loss)	11	1%	(59)	(9)%
Other comprehensive loss	$(4)		$(57)
Net Sales
In the first three months of 2021, net sales increased by $66 million, or 10%, compared to the first three months of 2020. Pricing positively impacted sales by $64 million due to raw material increases contractually passed through to customers across many of our businesses, as well as favorable product mix and improved market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Foreign currency translation positively impacted net sales by $13 million due to the strengthening of various foreign currencies against the U.S. dollar in the first three months of 2021 compared to the first three months of 2020. Volumes negatively impacted net sales by $11 million, primarily due to the impact of Winter Storm Uri in the U.S. Gulf Coast on several of our businesses, offset by volume increases in our specialty epoxy resins and global resins businesses.
Operating Income
In the first three months of 2021, operating income (loss) increased by $82 million from an operating loss of $34 million in the first three months of 2020 to operating income of $48 million in the first three months of 2021. This was primarily due to a $16 million asset impairment charge related to our oilfield and phenolic specialty resins businesses in the first quarter of 2020, a $15 million decrease in business realignment costs driven by lower severance expenses and an increase in gross profit due primarily to improved market across many of our businesses mentioned above.
Non-Operating Expense
In the first three months of 2021, total non-operating expense decreased by $6 million due primarily to a decrease in interest expense of $2 million as a result of the decrease in our debt obligations, and an increase in miscellaneous non-operating income.
Income Tax Expense
The income tax expense (benefit) for the three months ended March 31, 2021 and 2020 was $16 million and $(3) million, respectively. The income tax expense (benefit) is comprised of tax expense on income and tax benefit on losses from certain foreign operations. In 2021 and 2020, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
The effective tax rate for the three months ended March 31, 2021 and 2020 was 57% and 5%, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.
Other Comprehensive Loss
For the first three months of 2021, foreign currency translation negatively impacted other comprehensive loss by $9 million, due to an overall weakening of various foreign currencies against the U.S. dollar in the first three months of 2021 and an unrealized gain of $5 million on an interest rate swap designated as a cash flow hedge recorded to other comprehensive loss.
For the first three months of 2020, foreign currency translation negatively impacted other comprehensive loss by $42 million, due to an overall weakening of various foreign currencies against the U.S. dollar in the first three months of 2020 and an unrealized loss of $15 million on an interest rate swap designated as a cash flow hedge recorded to other comprehensive loss.

Results of Operations by Segment
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net loss or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net Sales (1):
Adhesives	$361	$329
Coatings and Composites	392	358
Total	$753	$687

Segment EBITDA(2):
Adhesives	$68	$55
Coatings and Composites	65	39
Corporate and Other	(19)	(21)
Total	$114	$73
_____________________
(1)Intersegment sales are not significant and, as such, are eliminated within the selling segment.
(2)Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses.

Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020 Segment Results
Following is an analysis of the percentage change in net sales by segment from the three months ended March 31, 2020 to the three months ended March 31, 2021:

	Volume	Price/ Mix	Currency Translation	Total
Adhesives	2%	8%	—%	10%
Coatings and Composites	(5)%	11%	3%	9%
Adhesives
Net sales in the first three months of 2021 increased by $32 million, or 10%, when compared to the first three months of 2020. Pricing positively impacted net sales by $25 million, primarily due to raw material price increases contractually passed through to customers across many of our businesses. Volumes positively impacted net sales by $7 million, primarily due to volume increases in our North American and Latin American resins businesses and global formaldehyde business driven by strong demand across many key end markets, largely offset by the impact of Winter Storm Uri in the U.S. Gulf Coast. Lastly, foreign currency translation remained flat, due to the strengthening of various foreign currencies against the U.S. dollar, offset by the weakening of the Brazilian real against the U.S dollar in the first three months of 2021 compared to the first three months of 2020.
Segment EBITDA in the first three months of 2021 increased by $13 million to $68 million, when compared to the first three months of 2020. This increase was primarily driven by an improved global demand across many of our end markets, as discussed above, and raw material productivity impacting our forest products resins and formaldehyde businesses.

Coatings and Composites
Net sales in the first three months of 2021 increased by $34 million, or 9%, when compared to the first three months of 2020. Pricing positively impacted net sales by $39 million due to improved market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Foreign currency translation positively impacted net sales by $13 million, due primarily to the strengthening of various foreign currencies against the U.S. dollar in the three months of 2021 compared to the first three months of 2020. Volumes negatively impacted net sales by $18 million, which was primarily related to volume decreases in our base epoxy business mainly driven by Winter Storm Uri in the U.S. Gulf Coast in the first quarter 2021. These decreases in volumes were partially offset by year over year volume increases in our specialty Epoxy resins business driven by lower China demand in the first quarter of 2020 due to the global pandemic.
Segment EBITDA in the first three months of 2021 increased by $26 million to $65 million compared to the first three months of 2020. The increase was primarily due to improved market conditions in our base Epoxy resins business and specialty Epoxy resins business, as discussed above, partially offset by temporary manufacturing outages caused by winter storm Uri in the U.S. Gulf Coast.
Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and unallocated foreign exchange gains and losses. Corporate and Other charges in the first three months of 2021 decreased by $2 million compared to the first three months of 2020 primarily driven by lower compensation and travel costs, partially offset by costs associated with our business services implementation.

Reconciliation of Net Income (loss) to Segment EBITDA:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Reconciliation:
Net income (loss)	$11	$(59)
Less: Net loss from discontinued operations	(1)	(3)
Net income (loss) from continuing operations	$12	$(56)
Income tax expense (benefit)	16	(3)
Interest expense, net	24	26
Depreciation and amortization (1)	49	49
EBITDA	101	16
Adjustments to arrive at Segment EBITDA:
Asset impairments	$—	$16
Business realignment costs (2)	5	20
Transaction costs (3)	—	2
Realized and unrealized foreign currency losses	4	6
Other non-cash items (4)	10	11
Other (5)	(6)	2
Total adjustments	13	57
Segment EBITDA	$114	$73

Segment EBITDA:
Adhesives	$68	$55
Coatings and Composites	65	39
Corporate and Other	(19)	(21)
Total	$114	$73
_____________________
(1)For the three months ended March 31, 2020, accelerated depreciation of $2 million has been included in “Depreciation and amortization.” There was no accelerated depreciation for the three months ended March 31, 2021.
(2)Business realignment costs for the periods below included:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Severance costs	$(1)	$8
In-process facility rationalizations	1	6
Contractual costs from exited businesses	2	—
Business services implementation	2	4
Legacy environmental reserves	(2)	2
Other	3	—
Total	$5	20
(3)For the three months ended March 31, 2020, transaction costs included certain professional fees related to strategic projects.

(4)Other non-cash items for the periods presented below included:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Fixed asset write-offs	$1	$2
Stock-based compensation costs	6	5
Long-term retention programs	2	3
Other	1	1
Total	$10	$11
(5)Other for the periods presented below included:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Legacy and other non-recurring items	$—	$2
IT outage recoveries, net	—	(1)
Gain on sale of assets	(4)	—
Financing fees and other	(2)	1
Total	$(6)	$2

Year Ended 2020 vs. Year Ended 2019 vs. Year Ended 2018

	Successor		Predecessor	Non-GAAP Combined	Predecessor

	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
(in millions)				2019	2018
Net sales	$2,510	$1,323	$1,481	$2,804	$3,137
Cost of sales (exclusive of depreciation and amortization shown below)(1)	2,043	1,117	1,211	2,328	2,559
Selling, general and administrative expense(1)	231	124	128	252	243
Depreciation and amortization(1)(2)	191	93	43	136	98
Gain on dispositions	—	—	—	—	(44)
Asset impairments	16	—	—	—	28
Business realignment costs	69	22	14	36	27
Other operating expense, net	24	16	17	33	37
Operating (loss) income	(64)	(49)	68	19	189
Operating income as a percentage of net sales	(3)%	(4)%	5%	1%	6%
Interest expense, net	100	55	89	144	365
Other non-operating income, net	(15)	—	(11)	(11)	(12)
Reorganization items, net	—	—	(2,970)	(2,970)	—
Total non-operating expense (income)	85	55	(2,892)	(2,837)	353
(Loss) income before income tax and earnings from unconsolidated entities	(149)	(104)	2,960	2,856	(164)
Income tax expense (benefit)	14	(10)	201	191	31
(Loss) income before earnings from unconsolidated entities	(163)	(94)	2,759	2,665	(195)
Earnings from unconsolidated entities, net of taxes	2	2	1	3	4
(Loss) income from continuing operations, net of taxes	(161)	(92)	2,760	2,668	(191)
(Loss) income from discontinued operations, net of taxes	(69)	4	135	139	28
Net (loss) income	(230)	(88)	2,895	2,807	(163)
Net (income) loss attributable to noncontrolling interest	—	(1)	(1)	(2)	1
Net (loss) income attributable to Hexion Holdings Corporation	$(230)	$(89)	$2,894	$2,805	$(162)
Other comprehensive loss	(26)	(1)	$(8)	$(9)	$(10)
_____________________
(1)As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation of depreciation and amortization expense beginning in the Successor period July 2, 2019 through December 31, 2019 and all periods thereafter. As a result, “Depreciation and amortization” has been added as a line item in our consolidated statements of operations and “Cost of sales” and “Selling, general and administrative expense” excludes all depreciation and amortization expense. Refer to Note 2 to our audited consolidated financial statements for more information.
(2)For the years ended December 31, 2020 and 2018 accelerated depreciation of $2 million and $4 million has been included in “Depreciation and amortization.” There was no accelerated depreciation in the year ended December 31, 2019.
Net Sales
In 2020, net sales decreased by $294 million, or 10%, compared to 2019. Overall, COVID-19’s global impact on demand across various industries and markets in 2020 was the main driver of the decrease in net sales. Pricing negatively impacted sales by $182 million due largely due to raw material decreases contractually passed through to customers across many of our businesses, as well as unfavorable product mix and continued competitive market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Volume negatively impacted sales by $70 million primarily related to volume decreases in our North American and Latin America forest products resins businesses and our North American formaldehyde business driven by COVID-19’s negative impact on global demand. These decreases were partially offset by volume increases in our specialty Epoxy business driven by strong global demand in wind energy. Foreign exchange translation negatively impacted net sales by $42 million primarily due to the weakening of the Brazilian real and the Chinese yuan against the U.S. dollar in 2020 compared to 2019, and partially offset by the overall strengthening of the euro against the U.S. dollar 2020 compared to 2019.
In 2019, net sales decreased by $333 million, or 11%, compared to 2018. This decrease was primarily driven by volume decreases which negatively impacted net sales by $149 million primarily related to volume decreases in our North American resins business due to weaker demand driven by customer mill closures and the impact of competitive pricing pressures, and in our base Epoxy resins business due to an overall weakness in the market, primarily in the automotive and construction industries. These decreases were partially offset by increased volumes in our Epoxy specialty business due to strong demand in China wind energy. Pricing negatively impacted sales by $102 million due primarily to softer market conditions in our base Epoxy resins business and raw material price decreases contractually passed through to customers across many of our businesses. Foreign currency translation negatively impacted net sales by $82 million due to the weakening of various foreign currencies against the U.S. dollar in 2019.
Operating (loss) Income
In 2020, operating (loss) income decreased by $83 million from operating income of $19 million in 2019 to an operating loss of $64 million in 2020. This decrease was driven by an increase of $55 million in depreciation and amortization expense related to the step up of our fixed and intangible assets as a result of the application of fresh-start accounting, a $33 million increase in business realignment costs driven by higher severance expenses related to current cost reduction actions, an increase in asset impairments of $16 million due to an impairment charge in our oilfield and phenolic specialty resins businesses in the first quarter of 2020 and a decrease in gross profit due primarily to the impacts of COVID-19 on volumes in our businesses. These reductions to operating income were partially offset by a reduction in selling, general and administrative expense driven by $29 million of costs related to our Chapter 11 proceedings incurred in 2019 both prior to filing for bankruptcy and post-emergence and lower variable compensation expense in 2020.
In 2019, operating income decreased by $170 million compared to 2018, primarily driven by margin reductions in our base Epoxy resins business discussed above, the gain on the disposition of our ATG business of $44 million that occurred in the first quarter 2018, $27 million of non-cash expense related to the step up of finished goods inventory on July 1 as part of fresh start accounting that was expensed in the successor period upon the sale of the inventory, increases in depreciation and amortization of $38 million and increases in business realignment costs of $9 million and in selling, general and administrative expense of $9 million. The increase in depreciation and amortization is due to the step up of our fixed and intangible assets as a result of fresh start adjustments and the increase in business realignment costs is driven by higher severance expenses related to recent cost reduction actions. The increase in selling, general and administrative expense is driven by $29 million of certain professional fees and other expenses incurred in the first, third and fourth quarters of 2019 related to our Chapter 11 proceedings, as well as the timing of variable compensation costs, partially offset by savings related to our ongoing cost savings and productivity actions. These decreases to operating income were partially offset by an asset impairment of $28 million that occurred in the third quarter of 2018 within our oilfield assets, as well as decreases in our other operating expense of $4 million. The decrease in other operating expense is due to lower realized and unrealized foreign currency losses.
Non-Operating Expense
In 2020, total non-operating expense increased by $2,922 million from a non-operating income of $2,837 million in 2019 to a non-operating loss of $85 million due primarily to $2,970 million of reorganization gains related to our Chapter 11 proceedings in 2019. This increase in non-operating expense was partially offset by and a decrease in interest expense of $44 million as a result of the restructuring of our debt through our Chapter 11 proceedings in 2019 and an increase of $4 million in other non-operating income driven by a lower negative impact of MTM adjustment on pension and OPEB liabilities compared to 2019 and higher realized and unrealized foreign currency gains.
In 2019, total non-operating income increased by $3,190 million from a non-operating expense of $353 million in 2018 to a non-operating income of $2,837 million, due to a $2,970 million of reorganization items, net primarily related to reorganization and fresh start adjustments associated with our emergence from bankruptcy and a decrease in interest expense of $221 million as a result of the restructuring of our debt through our Chapter 11 proceedings. These items were partially offset by an decrease in other non-operating income of $1 million driven by the negative impact of MTM adjustments on pension and OPEB liabilities, partially offset by an increase in realized and unrealized foreign currency gains.
Income Tax Expense
During 2018, we recognized income tax expense of $31 million, primarily as a result of income from certain foreign operations. In the United States, disallowed interest expense resulted in current year taxable income which utilized a net operating loss carryforward. The disallowed interest expense carryforward of $283 million generated a deferred tax asset. The decrease in the valuation allowance due to the net operating loss utilization was offset by an increase in the valuation allowance recorded on the interest expense carryforward deferred tax asset. We had a Global Intangible Low Tax Income (“GILTI”) inclusion of $21 million, which was fully offset by our net operating loss. This further reduced our valuation allowance.
During the Predecessor period January 1, 2019 through July 1, 2019, the Predecessor Company recorded income tax expense of $40 million for reorganization adjustments, primarily consisting of tax expense of $50 million for the gain recognized between fair value and tax basis (the gain in Predecessor Company will be substantially offset by the Predecessor Company’s tax attributes, including net operating losses and previously disallowed interest expense). A tax benefit of $10 million was recorded for the removal of a valuation allowance for certain foreign jurisdictions. Pursuant to the Plan, the Successor Company is obligated to indemnify the Predecessor Company for any tax related liabilities. The Predecessor Company recorded income tax expense of $201 million in the Predecessor period, primarily related to the increase in deferred tax liabilities resulting from fresh start accounting.
The Predecessor Company’s U.S. net operating loss carryforward of $1,053 million and certain state net operating loss carryforwards, along with other tax attributes, have been utilized or forfeited as a result of the taxable gain realized upon Emergence. Certain foreign net operating losses and other carryforwards of the Predecessor Company were forfeited upon Emergence.
Upon the Emergence, the Successor Company applied fresh start accounting (see Note 6 for more information regarding fresh start accounting) and therefore the deferred tax assets and liabilities were adjusted based on the revised U.S. GAAP financial statements. As a result of the step-up in U.S. GAAP basis in the Successor Company’s foreign assets without a corresponding step-up in the tax basis of the foreign assets, the Successor Company’s deferred tax liability increased. An election under Section 338(h)(10) of the Code was made to treat the Emergence as an asset sale for U.S. income tax purposes. As a result, the Emergence was treated as a deemed sale of assets of the Predecessor Company while the Successor Company received a step-up in U.S. tax basis to fair value. The Successor Company elected bonus depreciation on the stepped-up U.S. eligible fixed assets. The Successor Company elected to amortize the stepped-up basis of intangibles over a 15-year period and the Successor Company’s depreciation and amortization expense generated a U.S. net operating loss for both the tax years ended

December 31, 2020 and 2019. The U.S. net operating loss will be carried forward indefinitely, but will be subject to an 80% limitation on U.S. taxable income starting in 2021.
During the Successor period July 2, 2019 through December 31, 2019, the Successor Company recognized income tax benefit of $10 million, primarily as a result of losses from certain foreign operations of which the deferred tax asset created is not offset by a valuation allowance. Losses in the United States created a deferred tax asset which was completely offset by an increase to the valuation allowance. The Successor Company recognized a GILTI inclusion of $5 million, which was fully offset by our net operating loss and further reduced our valuation allowance. As previously discussed above, the Successor Company elected bonus depreciation in 2019.
During the year ended December 31, 2020, the Successor Company recognized income tax expense of $14 million, primarily as a result of income from certain foreign operations in jurisdictions that do not currently have a NOL to offset income. Losses in the United States created a deferred tax asset which was completely offset by an increase to the valuation allowance. The Successor Company recognized a GILTI inclusion of $9 million, which was fully offset by our net operating loss and further reduced our valuation allowance.
Other Comprehensive Loss
In 2020, foreign currency translation negatively impacted other comprehensive loss by $8 million, due to an overall weakening of various foreign currencies against the U.S. dollar in 2020, and the impact of an unrealized loss of $18 million on an interest rate swap designated as a cash flow hedge recorded to other comprehensive loss.
In 2019, foreign currency translation negatively impacted other comprehensive loss by $11 million, due to an overall weakening of various foreign currencies against the U.S. dollar in 2019, partially offset by an unrealized gain of $2 million on an interest rate swap designated as a cash flow hedge recorded to other comprehensive loss.
In 2018, foreign currency translation negatively impacted other comprehensive loss by $8 million, primarily due to overall weakening of various foreign currencies against the U.S. dollar in 2018, as well as the impact of $2 million of amortization of prior service costs on defined benefit pension and postretirement benefits.

Results of Operations by Segment
Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items, other income and expenses and discontinued operations. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net loss or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.
The combined results (referenced as “Non-GAAP Combined” or “Combined”) for the year ended December 31, 2019, which we refer to herein as results for the “Year Ended December 31, 2019” represent the sum of the reported amounts for the Predecessor period January 1, 2019 through July 1, 2019 combined with the Successor period from July 2, 2019 through December 31, 2019. These Combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The Non-GAAP Combined operating results is presented for supplemental purposes only, may not reflect the actual results we would have achieved absent our emergence from bankruptcy, may not be indicative of future results and should not be viewed as a substitute for the financial results of the Predecessor period and Successor period presented in accordance with U.S. GAAP. See below for reconciliation of net (loss) income to Segment EBITDA for the Successor and Predecessor.

	Successor		Predecessor	Non-GAAP Combined	Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
(in millions)				2019	2018
Net Sales(1):
Adhesives	$1,188	$693	$761	$1,454	$1,641
Coatings and Composites	1,322	630	720	1,350	1,496
Total	$2,510	$1,323	$1,481	$2,804	$3,137

Segment EBITDA:
Adhesives	$214	$116	$135	$251	$252
Coatings and Composites	151	60	96	156	$200
Corporate and Other	(71)	(37)	(30)	(67)	$(71)
Total	$294	$139	$201	$340	$381
_____________________
(1)Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Year Ended December 31, 2020 vs. Year Ended December 31, 2019 Segment Results
Following is an analysis of the percentage change in sales by segment from 2019 to 2020:

	Volume	Price/Mix	Currency Translation	Total
Adhesives	(10)%	(5)%	(3)%	(18)%
Coatings and Composites	5%	(7)%	—%	(2)%

Adhesives
Net sales in 2020 decreased by $266 million, or 18%, when compared to 2019. Volume negatively impacted net sales by $141 million, driven by COVID-19’s global economic impact across various industries and markets primarily related to volume decreases in our North American and Latin America forest products resins businesses and our North American formaldehyde business. Volume declines primarily occurred in the second quarter 2020 and improved in the second half of 2020 as the global economy continued to recover from the global pandemic in many end markets. Pricing negatively impacted net sales by $80 million, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Foreign exchange translation negatively impacted net sales by $45 million, due largely to the strengthening of the U.S. dollar against the Brazilian real in 2020 compared to 2019.
Segment EBITDA in 2020 decreased by $37 million to $214 million compared to 2019. This decrease was primarily driven by COVID-19 impacts on volumes in our forest products resins and formaldehyde businesses, as discussed above, as well as $18 million of previously recorded deferred contract revenue that was accelerated as a result of the application of fresh start accounting in 2019.
Coatings and Composites
Net sales in 2020 decreased by $28 million, or 2%, compared to 2019. Pricing negatively impacted net sales by $102 million due to raw material decreases contractually passed through to customers across many of our businesses, as well as unfavorable product mix and continued competitive market conditions in our base Epoxy resins and specialty Epoxy resins businesses. Volumes positively impacted net sales by $71 million, which was primarily related to volume increases in our specialty epoxy business driven by continued strong global demand in wind energy. Foreign exchange translation positively impacted net sales by $3 million, due primarily to the overall strengthening of the euro against the U.S. dollar and partially offset by the weakening of the Chinese yuan in 2020 compared to 2019.
Segment EBITDA in 2020 decreased by $5 million to $151 million compared to 2019. The decrease was primarily due to COVID-19 impacts and continued competitive market conditions in our base Epoxy resins business, as well as temporary manufacturing disruptions at our Pernis site, which negatively impacted our current year Segment EBITDA by approximately $15 million. These Segment EBITDA decreases were partially offset by favorability in our specialty Epoxy business driven by strong global demand in wind energy and strong market conditions in our versatic acids business.
Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to the other segments. Corporate and Other charges increased by $4 million to $71 million compared to 2019, due primarily to the termination of our Shared Services Agreement with MPM, project fees and unfavorable foreign exchange impacts. These increased costs were partially offset by our ongoing cost reduction efforts, lower compensation costs and travel expenses.
Year Ended December 31, 2019 vs. Year Ended December 31, 2018 Segment Results
The table below provides additional detail of the percentage change in sales by segment from 2018 to 2019:

	Volume	Price/Mix	Currency Translation	Total
Adhesives	(5)%	(4)%	(2)%	(11)%
Coatings and Composites	(4)%	(3)%	(3)%	(10)%

Adhesives
Net sales in 2019 decreased by $187 million, or 11%, when compared to 2018. Volume negatively impacted net sales by $84 million, primarily related to volume decreases in our North American resins business due to weaker demand driven by customer mill closures and competitive pricing pressures. Pricing negatively impacted net sales by $64 million, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Foreign exchange translation negatively impacted net sales by $39 million, due largely to the strengthening of the U.S. dollar against various currencies in 2019 compared to 2018.
Segment EBITDA in 2019 decreased by $1 million to $251 million compared to 2018. This increase was primarily driven by the volume decreases in our North American resins business discussed above, largely offset by $18 million of previously recorded deferred contract revenue that was accelerated during the period as a result of the application of fresh start accounting.
Coatings and Composites
Net sales in 2019 decreased by $146 million, or 10%, compared to 2018. Volumes negatively impacted net sales by $65 million, which was primarily related to volume decreases in our base Epoxy resins and versatic acids businesses driven by overall weakness in the market, primarily in the automotive and construction industries. These decreases were partially offset by increased volumes in our Epoxy specialty business due to stronger demand in China wind energy. Pricing negatively impacted net sales by $38 million primarily due to softer market conditions in our base Epoxy resins business as compared to 2018. Foreign exchange translation negatively impacted net sales by $43 million, due primarily to the strengthening of the U.S. dollar against various foreign currencies in 2019 compared to 2018.
Segment EBITDA in 2019 decreased by $44 million to $156 million compared to 2018. The decrease was primarily driven by the margin reductions in our base epoxy resins business due to softer market conditions discussed above.
Corporate and Other
Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to the other segments. Corporate and Other charges decreased by $4 million to $67 million compared to 2018, due primarily to our ongoing cost reduction efforts, the timing of variable compensation costs and favorable foreign exchange impacts.

Reconciliation of Net Loss to Segment EBITDA:

	Successor		Predecessor	Non-GAAP Combined	Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
(In millions)				2019	2018
Reconciliation:
Net (loss) income attributable to Hexion Inc.	$(230)	$(89)	$2,894	$2,805	$(162)
Add: Net income (loss) attributable to noncontrolling interest	—	1	1	2	(1)
Less: Net (loss) income from discontinued operations	(69)	4	135	139	28
Net (loss) income from continued operations	(161)	(92)	2,760	2,668	(191)
Income tax expense (benefit)	14	(10)	201	191	31
Interest expense, net	100	55	89	144	365
Depreciation and amortization (1)	191	93	43	136	98
EBITDA	144	46	3,093	$3,139	303
Adjustments to arrive at Segment EBITDA:				—
Asset impairments and write-downs	$16	$—	$—	$—	$32
Business realignment costs (2)	69	22	14	36	27
Realized and unrealized foreign currency losses (gains)	—	4	(7)	(3)	28
Gain on dispositions	—	—	—	—	(44)
Unrealized losses (gains) on pension and OPEB plan liabilities	4	5	—	5	(13)
Transaction costs (3)	6	11	26	37	13
Reorganization items, net (4)	—	—	(2,943)	(2,943)	—
Non-cash impact of inventory step-up(5)	—	27	(27)	—	—
Accelerated deferred revenue (6)	—	—	18	18	—
Other non-cash items (7)	43	10	9	19	14
Other (8)	12	14	18	32	21
Total adjustments	150	93	(2,892)	(2,799)	78
Segment EBITDA	$294	$139	$201	$340	$381

Segment EBITDA:
Adhesives	214	116	135	$251	252
Coatings and Composites	151	60	96	156	200
Corporate and Other	(71)	(37)	(30)	(67)	(71)
Total	$294	$139	$201	$340	$381

_____________________
(1)For the year ended December 31, 2020 and 2018 accelerated depreciation of $2 million and $4 million, respectively, has been included in “Depreciation and amortization.” There was no accelerated depreciation during the Successor period July 2, 2019 to December 31, 2019 or the Predecessor period January 1, 2019 through July 1, 2019.
(2)Business realignment costs for the Successor and Predecessor periods below included:

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Severance costs	$16	$9	$8	$9
In-process facility rationalizations	11	5	3	11
Contractual costs from exited business	8	—	—	—
Business services implementation	22	—	—	—
Legacy environmental reserves	9	7	1	5
Other	3	1	2	2
Total	$69	$22	$14	$27
(3)For the year ended December 31, 2020, transaction costs included certain professional fees related to strategic projects. For the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019, transaction costs primarily included $6 million and $23 million, respectively, of certain professional fees and other expenses related to our Chapter 11 proceedings.
(4)Represents incremental costs incurred directly as a result of our Chapter 11 proceedings after the date of filing, gains on settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. The amount excludes the “Non-cash impact of inventory step-up” discussed below.
(5)Represents $27 million of non-cash expense related to the step up of finished goods inventory on July 1 as part of fresh start accounting that was expensed in the successor period upon the sale of the inventory.
(6)For the Predecessor period from January 1, 2019 through July 1, 2019, $18 million of deferred revenue was accelerated on July 1 as part of Fresh Start accounting.
(7)Other non-cash items for the Successor and Predecessor periods presented below included:

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Fixed asset write-offs	$13	$6	$3	$6
Stock-based compensation costs	17	8	—	—
Long-term retention programs	9	(2)	5	8
One-time capitalized variance impact of inventory fresh start step-up	—	(4)	—	—
Other	4	2	1	—
Total	43	10	9	14
(8)Other for Successor and Predecessor periods presented below included:

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Legacy and other non-recurring items	$8	$7	$3	$7
IT outage (recoveries) costs, net	(4)	—	9	—
Financing fees and other	8	7	6	14
Total	$12	$14	$18	$21

Results of Operations – Supplemental Disclosure
The discussion of our results of operations above includes amounts that are attributable to the operations of Coatings and Composites, one of our reportable segments. The Epoxy Separation, which will occur prior to the closing of this offering, will trigger the presentation of the Epoxy Business as a discontinued operation in our future consolidated financial statements beginning with the period in which the distribution of the net assets and operations of the Epoxy Business is made to our shareholders. The Epoxy Business has not yet been reflected as a discontinued operation in our historical consolidated financial statements that are included elsewhere in this prospectus.
Set forth below is a supplemental consolidated management’s discussion and analysis on our pro forma results of operations from continuing operations related to selected key financial metrics, for the three months ended March 31, 2021, for the years ended December 31, 2020, 2019 and 2018, to reflect the presentation of the Epoxy Business as discontinued operations in accordance with ASC 205 as a segment level, and in order to give effect to the Pro Forma Transactions. Refer to “Unaudited Pro Forma Consolidated Financial Data” for further details regarding the pro forma adjustments associated with presenting our historical financial information as if the Epoxy Business had not been included in our results from continuing operations for all periods presented, and the other pro forma adjustments described therein. This supplemental disclosure also includes reconciliations of our pro forma net income (loss) from continuing operations to our pro forma Adjusted EBITDA from continuing operations.

Net Sales as previously reported(1):	Successor			Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended March 31, 2021	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Adhesives
Coatings and Composites
Total

Proforma Net Sales (1):
Adhesives
Performance Materials
Total
(1) Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Segment EBITDA as previously reported[1]:	Successor			Predecessor	Non-GAAP Combined	Predecessor
	Three Months Ended March 31, 2021	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Adhesives
Coatings and Composites
Total

Proforma Segment EBITDA (1):
Adhesives
Performance Materials
Total
(1) Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Liquidity and Capital Resources
2021 Outlook
We believe we are favorably positioned to fund our ongoing liquidity requirements for the foreseeable future through cash generated from operations, as well as available borrowings under our ABL Facility. We have the operational and financial flexibility to make strategic capital investments, leverage our leadership positions with both our customers and suppliers, optimize our portfolio and drive new growth programs. As the impact of the COVID-19 pandemic on the global economy and our operations evolves, we will continue to assess our liquidity needs.
The following factors are expected to impact 2021 cash flows:
•Sales of Assets: During the third quarter of 2020, we entered into a Purchase Agreement to sell our Phenolic Specialty Resins, Hexamine and European-based Forest Products Resins businesses. We completed the transaction on April 30, 2021 for cash proceeds of $304 million. In May 2021, we used a portion of the net proceeds to pay down the aggregate principal of the euro denominated tranche of the Term Loan Facility for $150 million. We plan to use the remaining proceeds from the transaction to further reduce our indebtedness as well as for general corporate purposes including investments in our business. We will continue to explore options to optimize our portfolio.
•Interest and Income Taxes: We expect cash outflows in 2021 related to interest payments on our debt of approximately $85 million to $95 million and income tax payments between $20 million to $30 million.
•Capital Spending: Capital spending in 2021 is expected to be between $115 million and $125 million, an increase from 2020 due to our commitment to future investments to productivity and growth projects in our businesses.
•Working Capital: We anticipate working capital to increase modestly during 2021, as compared to 2020, based on expected increased volumes as key end markets continue to recover from COVID-19. During the year, we expect an increase in the first half and a decrease in the second half, consistent with historical trends.
•Restructuring Activities: We expect that the 2021 cost savings associated with our in-process facility rationalizations and the creation of a business service group within the Company to provide certain administrative functions for us going forward will have a net positive impact on our liquidity.
Our short-term cash needs are expected to include funding operations as currently planned and we believe that we will be able to meet our liquidity needs over the next 12 months based on our current projections of cash flow from operations and borrowing availability under financing arrangements.
At March 31, 2021, we had $1,766 million of outstanding debt and $483 million in liquidity consisting of the following:
•$131 million of unrestricted cash and cash equivalents (of which $93 million is maintained in foreign jurisdictions);
•$295 million of borrowings available under our ABL Facility ($350 million borrowing base less $55 million of outstanding letters of credit; there were no outstanding borrowings); and
•$57 million of time drafts and borrowings available under credit facilities at certain international subsidiaries
Our net working capital (defined as accounts receivable and inventories less accounts payable) from our continuing operations, excluding Assets Held for Sale, at March 31, 2021 and December 31, 2020 was $353 million and $257 million, respectively. A summary of the components of our net working capital as of March 31, 2021 and December 31, 2020 is as follows:

(In millions)	March 31, 2021	% of LTM Net Sales	December 31, 2020	% of LTM Net Sales
Accounts receivable	$410	16%	$331	13%
Inventories	292	11%	265	11%
Accounts payable	(349)	(14)%	(339)	(14)%
Net working capital (1)	$353	13%	$257	10%
_____________________
(1)Management believes that this non-GAAP measure is useful supplemental information. This non-GAAP measure should be considered by the reader in addition to but not instead of, the financial statements prepared in accordance with U.S.GAAP.
The increase in net working capital of $96 million from December 31, 2020 was driven by an increase in accounts receivable of $79 million, an increase in inventory of $27 million and an increase in accounts payable of $10 million. The increase in accounts receivable was driven by higher volumes in the first quarter of 2021 as compared to the fourth quarter of 2020, the increase in accounts payable was largely related to raw material price increases in the first quarter of 2021 and timing of vendor payments and the increase in inventories was driven by volume increases in the first quarter of 2021.
At December 31, 2020, we had $1,792 million of outstanding debt and $561 million in liquidity consisting of the following:
•$200 million of unrestricted cash and cash equivalents (of which $113 million is maintained in foreign jurisdictions);
•$297 million of borrowings available under our ABL Facility ($350 million borrowing base less $53 million of outstanding letters of credit; there were no outstanding borrowings); and
•$64 million of time drafts and borrowings available under credit facilities at certain international subsidiaries.
Our net working capital (defined as accounts receivable and inventories less accounts payable) from continuing operations at December 31, 2020 and 2019 was $257 million and $320 million, respectively. A summary of the components of our net working capital as of December 31, 2020 and 2019 is as follows:

(in millions, except percentages)	December 31, 2020	% of LTM Net Sales	December 31, 2019	% of LTM Net Sales
Accounts receivable	$331	13%	$316	11%
Inventories	265	11%	293	10%
Accounts payable	(339)	(14)%	(289)	(10)%
Net working capital (1)	$257	10%	$320	11%
______________________
(1)Management believes that this non-GAAP measure is useful supplemental information. This non-GAAP measure should be considered by the reader in addition to but not instead of, the financial statements prepared in accordance with U.S. GAAP.
The decrease in net working capital of $63 million from December 31, 2019 was driven by a decrease in inventory of $28 million, primarily the result of lower raw material costs in 2020, and an increase in accounts payable of $50 million. The increase in accounts payable was largely related to improved vendor terms and the timing of vendor payments. The increase in accounts payable and decrease in inventories were partially offset by an increase of $15 million in accounts receivable driven by overall higher volumes in the fourth quarter of 2020 compared to the fourth quarter of 2019. Based on our new capital structure, we expect continued structural improvement in our vendor terms going forward. Consistent with the historical seasonality of our businesses, we expect an increase in net working capital in the first quarter of 2021 compared to the fourth quarter 2020.

Three Months Ended March 31, 2021 vs. Three Months Ended March 31, 2020
Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
(Uses) sources of cash from continuing operations:
Operating activities	$(49)	$(94)
Investing activities	(17)	(26)
Financing activities	(3)	136
Effect of exchange rates on cash flow	(2)	(6)
Net change in cash and cash equivalents	$(71)	$10
Operating Activities
In the three months ended March 31, 2021, operations used $49 million of cash. Net income from continuing operations of $12 million included $58 million of net non-cash expense items, consisting of depreciation and amortization of $49 million, non-cash stock based compensation expense of $6 million, and unrealized foreign currency losses of $8 million, partially offset by a gain on sale of assets and dispositions of $4 million. Net working capital used $100 million, which was driven by an increase in accounts receivable, an increase in inventory and an increase in accounts payable, due primarily to raw material price increases and increased volumes. Changes in other assets and liabilities and income taxes payable used $19 million due to the timing of when items were expensed versus paid, which primarily included operating lease expense, interest expense, employee retention programs, incentive compensation, pension plan contributions and taxes.
In the three months ended March 31, 2020, operations used $94 million of cash. Net loss from continuing operations of $56 million included $76 million of net non-cash income items. consisting of unrealized foreign currency gains of $6 million, depreciation and amortization of $49 million, non-cash asset impairments of $16 million, non-cash stock based compensation expense of $5 million and loss on the sale of assets of $2 million, partially offset by deferred tax expense of $2 million. Net working capital used $92 million, which was largely driven by increases in accounts receivable due primarily to seasonality of our businesses, and decreases in accounts payable related to timing of vendor payments. Changes in other assets and liabilities and income taxes payable used $22 million due to the timing of when items were expensed versus paid, which primarily included operating lease expense, interest expense, employee retention programs, incentive compensation, pension plan contributions and taxes.
Investing Activities
In the three months ended March 31, 2021, investing activities used $17 million of cash primarily related to capital expenditures of $24 million, partially offset by proceeds from sale of assets and dispositions of $7 million.
In the three months ended March 31, 2020, investing activities used $26 million of cash related to capital expenditures.
Financing Activities
In the three months ended March 31, 2021, financing activities provided $3 million of cash. Net short-term debt borrowings were $2 million and net long-term debt borrowings were $5 million.
In the three months ended March 31, 2020, financing activities provided $136 million of cash. Net short-term debt borrowings were $10 million, net long-term debt borrowings were $156 million and distribution of affiliate loan was $10 million.
There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to Hexion Inc. in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In each case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.
We regularly review our portfolio for optimization through potential divestitures and potential bolt-on acquisitions or mergers. While there is no guarantee of any future transactions, it could include a specific business unit or combination of several businesses. We expect that a portion of the proceeds from any future divestiture transaction or transactions upon completion would be used to help reduce the absolute amount of our debt.
Further, depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as cash balances and available liquidity, we or our affiliates, may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration.
Year Ended 2020 vs. Year Ended 2019 vs. Year Ended 2018
Following are highlights from our consolidated statements of cash flows for the years ended 2020, 2019 and 2018:

	Successor		Predecessor	Non-GAAP Combined	Predecessor

	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	December 31,
(In millions)				2019	2018
Sources (uses) of cash from continuing operations:
Operating activities	$116	$174	$(163)	$11	$(63)
Investing activities	(105)	(47)	(40)	(87)	(31)
Financing activities	(57)	(38)	212	174	81
Effect of exchange rates on cash flow	2	1	—	1	(5)
Net (decrease) increase in cash and cash equivalents	$(44)	$90	$9	$99	$(18)
Operating Activities
In 2020, operating activities provided $116 million of cash. Net loss of $161 million included non-cash adjustments for depreciation and amortization of $191 million, deferred tax expense of $9 million, loss on sale of assets of $9 million, unrealized losses related to the remeasurement of our pension and OPEB liabilities of $4 million, non cash asset impairments of $16 million and non-cash stock based compensation expense of $17 million, partially offset by unrealized foreign currency gains of $3 million and other non-cash income adjustments of $1 million. Net working capital generated $76 million, which was largely driven by an increase in accounts payable due to improved vendor terms and the timing of vendor payments offset by increases in accounts receivable due to higher year-over-year volumes in the fourth quarter of 2020. Changes in other assets and liabilities and income taxes payable used $41 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.
In 2019, operating activities provided $11 million of cash. Net income of $2,668 million included $3,156 million of net non-cash income items related to our reorganization, unrealized foreign currency gains of $8 million and other non-cash income adjustments of $3 million, partially offset by depreciation and amortization of $136 million, deferred tax expense of $131 million, deferred financing fees of $136 million, non-cash impact of inventory step-up of $27 million, loss on sale of assets of $7 million, unrealized losses related to the remeasurement of our pension and OPEB liabilities of $5 million, and non cash stock based compensation expense of $8 million. Net working capital remained flat, which was largely driven by a decrease in accounts payable due to the timing of vendor payments offset by decreases in accounts receivable due to lower volumes and lower raw material prices. Changes in other assets and liabilities and income taxes payable provided $60 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.
In 2018, operating activities used $63 million of cash. Net loss of $191 million included $135 million of net non-cash expense items, consisting of depreciation and amortization of $98 million, non-cash asset impairments and accelerated depreciation of $28 million, amortization of deferred financing fees of $49 million, deferred tax expense of $12 million, loss on sale of assets of $6 million and unrealized foreign currency losses of $2 million, partially offset by the gain on the sale of ATG of $44 million and unrealized gains related to the remeasurement of our pension and OPEB liabilities of $13 million. Net working capital used $24 million, which was largely driven by increases in inventories due to raw material price inflation and decreases in accounts receivable due to lower volumes. Changes in other assets and liabilities and income taxes payable provided $17 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.
Investing Activities
In 2020, investing activities used $105 million, primarily driven by capital expenditures of $108 million, partially offset by proceeds from sale of assets of $3 million.
In 2019, investing activities used $87 million, primarily driven by capital expenditures of $88 million, partially offset by proceeds from sale of assets of $1 million.
In 2018, investing activities used $31 million, primarily driven by capital expenditures of $81 million, partially offset by net proceeds from the ATG disposition of $49 million and proceeds from sale of assets of $1 million.
Financing Activities
In 2020, financing activities used $57 million. Net short-term debt repayments were $7 million and net long-term debt repayments were $37 million. We used $13 million for share repurchases.
In 2019, financing activities provided $174 million. Net short-term debt repayments were $28 million and net long-term debt borrowings were $40 million, proceeds received from the rights offering were $300 million and we also paid $138 million of financing fees. Our long-term debt borrowings primarily consisted of the proceeds from our new Term Loan Facility and Senior Notes, offset by the debt repayments made as part of the Plan.
In 2018, financing activities provided $81 million. Net short-term debt borrowings were $10 million and net long-term debt borrowings were $72 million. Our long-term debt borrowings primarily consisted of $137 million in borrowings under our Predecessor ABL Facility. We also paid $1 million of financing fees.
There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to Hexion Inc. in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.

Outstanding Debt
Following is a summary of our cash and cash equivalents and outstanding debt at December 31, 2020 and 2019:

(In millions)	December 31, 2020	December 31, 2019
Cash and cash equivalents	$204	$254

Senior Secured Credit Facility:
ABL Facility	—	—
Senior Secured Term Loan - USD due 2026 (includes $6 and $7 of unamortized debt discount at December 31, 2020 and 2019, respectively)	708	715
Senior Secured Term Loan - EUR due 2026 (includes $4 of unamortized debt discount at December 31, 2020 and 2019)	515	473
Senior Notes:
7.875% Senior Notes due 2027	450	450
Other Borrowings:
Australia Facility due 2021 at 4.0% and 3.9% at December 31, 2020 and 2019, respectively	30	31
Brazilian bank loans at 10.2% and 9.2% at December 31, 2020 and 2019, respectively	24	41
Lease obligations(1)	56	64
Other at 3.9% and 5.0% at December 31, 2020 and 2019, respectively	9	11
Total	$1,792	$1,785
_____________________
(1)Lease obligations include finance leases and sale leaseback financing arrangements.
(2)The foreign exchange translation impact of our foreign currency denominated debt instruments was an increase of $46 million and a decrease of $10 million as of December 31, 2020 and 2019, respectively.
We regularly review our portfolio for optimization through potential divestitures and potential bolt-on acquisitions or mergers. While there is no guarantee of any future transactions, it could include a specific business unit or combination of several businesses. We expect that a portion of the proceeds from any future divestiture transaction or transactions upon completion would be used to help reduce the absolute amount of our debt.
Further, depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as cash balances and available liquidity, we or our affiliates, may seek to acquire notes or other indebtedness of us through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration.
Covenant Compliance
Credit Facilities and Senior Notes
The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in the case of our ABL Facility, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our Senior Notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, events of bankruptcy, a change of control, and most covenant defaults. Events of default under the Indenture governing our Senior Notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.
The Indenture contains a Pro Forma EBITDA to Fixed Charges ratio incurrence test which may restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, (“LTM”) basis) of at least 2.0:1. The Pro Forma EBITDA to Fixed Charges Ratio under the Indenture is generally defined as the ratio of (a) Pro Forma EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis. See below for our Pro Forma EBITDA to Fixed Charges Ratio calculation.
Our ABL Facility, which is subject to a borrowing base, does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $30 million and (b) 10.0% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Pro Forma EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters for which financial statements have been delivered.
Reconciliation of Last Twelve Months Hexion Inc. Net Loss to Pro Forma EBITDA
Pro Forma EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. We believe that including the supplemental adjustments that are made to calculate Pro Forma EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Pro Forma EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Pro Forma EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Indenture should not be considered an alternative to interest expense.

The following table reconciles net loss to EBITDA and Pro Forma EBITDA from continuing operations for the twelve month period ended March 31, 2021, and calculates the ratio of Pro Forma EBITDA to Fixed Charges as calculated under our Indenture for the period presented:

March 31, 2021
(In millions)	LTM Period
Net loss	$(160)
Net loss from discontinued operations	(67)
Net loss from continuing operations	(93)
Income tax expense	33
Interest expense, net	98
Depreciation and amortization	191
EBITDA	229
Adjustments to arrive at Pro Forma EBITDA:
Business realignment costs (1)	54
Realized and unrealized foreign currency gains	(2)
Unrealized losses on pension and postretirement benefits (2)	4
Transaction costs (3)	4
Other non-cash items (4)	42
Other (5)	8
Cost reduction programs savings (6)	4
Pro Forma EBITDA	$343
Pro forma fixed charges (7)	$81
Ratio of Pro Forma EBITDA to Fixed Charges (8)	4.23
_____________________
(1)Primarily represents costs related to certain in-process cost reduction activities, including severance costs of $7 million, $6 million related to certain in-process facility rationalizations, $10 million of contractual costs for exited businesses, $5 million for future environmental clean-up of closed facilities and one-time implementation and transition costs associated with the creation of a business services group within the Company of $20 million.
(2)Represents non-cash losses resulting from pension and postretirement benefit plan liability remeasurements.
(3)Represents certain professional fees related to strategic projects.
(4)Primarily includes expenses for retention programs of $8 million, fixed asset disposals of $12 million and share-based compensation costs of $18 million.
(5)Primarily represents $6 million of expenses related to legacy expenses and other non-recurring items, $5 million of business optimization expense, $7 million related to financing fees and other expenses, offset by $3 million of IT outage recoveries and $4 million of gain on dispositions.
(6)Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. We expect the savings to be realized within the next 12 months.
(7)Reflects pro forma interest expense based on interest rates at March 31, 2021 and expected 2021 debt pay downs.
(8)Our ability to incur additional indebtedness, among other actions, is restricted under our Term Loan Facility and Indenture, unless we have a Pro Forma EBITDA to Fixed Charges ratio of at least 2.0 to 1.0.

Reconciliation of Last Twelve Months Ended December 31, 2020 Net Loss to Pro Forma EBITDA
Pro Forma EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. We believe that including the supplemental adjustments that are made to calculate Pro Forma EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Pro Forma EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Pro Forma EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Indenture should not be considered an alternative to interest expense.
The following table reconciles net loss to EBITDA and Pro Forma EBITDA from continuing operations for the twelve month period ended December 31, 2020 and calculates the ratio of Pro Forma EBITDA to Fixed Charges as calculated under our Indenture for the period presented:

December 31, 2020
(in millions, except ratio)	LTM Period
Net loss	$(230)
Net loss from discontinued operations	(69)
Net loss from continuing operations	(161)
Income tax expense	14
Interest expense, net	100
Depreciation and amortization	191
EBITDA	$144
Adjustments to arrive at Pro Forma EBITDA:
Asset impairments	16
Business realignment costs (1)	69
Realized and unrealized foreign currency gains	—
Unrealized loss on pension and OPEB plan liabilities (2)	4
Transaction costs (3)	6
Other non-cash items (4)	43
Other (5)	16
Cost reduction programs savings (6)	6
Pro Forma EBITDA	$304
Pro forma fixed charges (7)	$84
Ratio of Pro Forma EBITDA to Fixed Charges(8)	3.62
_____________________
(1)Primarily represents costs related to certain in-process cost reduction activities, including severance costs of $16 million, $11 million related to certain in-process facility rationalizations, $8 million of contractual costs for exited businesses, $9 million for future environmental clean-up of closed facilities and one-time implementation and transition costs associated with the creation of a business services group within the Company of $22 million.
(2)Represents non-cash losses from pension and postretirement benefit plan liability remeasurements.
(3)Represents certain professional fees related to strategic projects.

(4)Primarily include expenses for retention programs of $9 million, fixed asset disposals of $13 million, and share-based compensation costs of $17 million.
(5)Primarily includes legacy and other non-recurring expenses of $8 million, financing fees and other expenses of $8 million and business optimization expense of $4 million, offset by IT outage recoveries of $4 million.
(6)Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. We expect the savings to be realized within the next 12 months.
(7)Reflects pro forma interest expense based on interest rates at December 31, 2020 and expected 2021 debt pay downs.
(8)Our ability to incur additional indebtedness, among other actions, is limited under our Term Loan Facility and Senior Notes, unless we have a Pro Forma EBITDA to Fixed Charges ratio of at least 2.0 to 1.0.
Contractual Obligations
The following table presents our contractual cash obligations at December 31, 2020. Our contractual cash obligations consist of legal commitments at December 31, 2020 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. For example, we have contracts for information technology support that are cancellable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included. These contractual obligations are grouped in the same manner as they are classified in the Consolidated Statements of Cash Flows in order to provide a better understanding of the nature of the obligations.

(In millions)	Payments Due By Year
Contractual Obligations	2021	2022	2023	2024	2025	2026 and beyond	Total
Operating activities:
Purchase obligations (1)	$190	$134	$94	$50	$49	$253	$770
Interest on fixed rate debt obligations	53	52	51	51	50	71	328
Interest on variable rate debt obligations (2)	13	12	12	11	11	20	79
Operating lease obligations	23	16	11	9	9	58	126
Funding of pension and other postretirement obligations (3)	43	45	46	46	46	—	226
Financing activities:
Long-term debt, including current maturities	79	33	16	7	8	1,649	1,792
Finance lease obligations (4)	2	1	1	1	1	3	9
Total	$403	$293	$231	$175	$174	$2,054	$3,330
_____________________
(1)Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.
(2)Based on applicable interest rates in effect at December 31, 2020.
(3)Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated contributions to our funded defined benefit plans as well as estimated benefit payments to be made for unfunded foreign defined benefit pension plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 3.5% for the years 2021 – 2025 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 15 to our audited consolidated financial statements included in this prospectus.
(4)Sale leaseback financing arrangements are included in “Long-term debt, including current maturities” because they are not considered leases under Topic 842.

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2020. At December 31, 2020, we recorded unrecognized tax benefits and related interest and penalties of $194 million. We estimate that we will pay between $20 million and $30 million in 2021 for U.S. Federal, state and foreign income taxes. We expect non-capital environmental expenditures for 2021 through 2026 totaling $10 million. See Notes 14 and 17 to our audited consolidated financial statements included in this prospectus for more information on these obligations.
Off Balance Sheet Arrangements
We had no off-balance sheet arrangements as of December 31, 2020.
Critical Accounting Estimates
In preparing our financial statements in conformity with U.S. GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included in this prospectus.
Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our audited consolidated financial statements, are as follows:
Fresh Start Accounting
On the Emergence Date, in accordance with ASC 852, we applied fresh start accounting to our financial statements as (i) the holders of existing voting share prior to our emergence received less than 50% of our voting shares outstanding following our emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to our audited consolidated financial statements as of July 1, 2019, the date we emerged from bankruptcy, which resulted in a new basis of accounting and we became a new entity for financial reporting purposes. As a result, we allocated the reorganization value to our individual assets based on their estimated fair values. Reorganization value represents the fair value of our assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill.
Environmental Remediation and Restoration Liabilities
Accruals for environmental matters are recorded when we believe that it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. We have accrued $47 million and $51 million at December 31, 2020 and 2019, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with these liabilities may fall within a range of $34 million to $93 million. This estimate of the range of reasonably possible costs is less certain than the estimates that we make to determine our reserves. To establish the upper limit of this range, we used assumptions that are less favorable to us among the range of reasonably possible outcomes, but we did not assume that we would bear full responsibility for all sites to the exclusion of other potentially responsible parties.
Some of our facilities are subject to environmental indemnification agreements, where we are generally indemnified against damages from environmental conditions that occurred or existed before the closing date of our acquisition of the facility, subject to certain limitations. In other cases we have sold facilities subject to an environmental indemnification agreement pursuant to which we retain responsibility for certain environmental conditions that occurred or existed before the closing date of the sale of the facility.

Income Tax Assets and Liabilities and Related Valuation Allowances
At December 31, 2020, we had a valuation allowance of $217 million against our deferred income tax assets. This valuation allowance is made up of a $120 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $97 million against a portion of our net foreign deferred income tax assets, primarily in the Netherlands.
At December 31, 2019, we had a valuation allowance of $122 million against our deferred income tax assets. This valuation allowance is made up of a $59 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $63 million against a portion of our net foreign deferred income tax assets, primarily in Germany and the Netherlands.
The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain.
We considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. We evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:
•Taxable income in prior carryback years;
•Future reversals of existing taxable temporary differences;
•Tax planning strategies; and
•Future taxable income exclusive of reversing temporary differences and carryforwards.
For 2020, previous and current losses in the U.S. and in certain foreign operations for recent periods continue to provide sufficient negative evidence requiring a valuation allowance against the net federal, state, and certain foreign deferred tax assets.
Uncertainty in income taxes is recognized in the financial statements in accordance with the applicable accounting guidance. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in its tax return. We also apply the guidance relating to recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in our audited consolidated financial statements. Tax benefits are recognized in our audited consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2020 and 2019, we recorded unrecognized tax benefits and related interest and penalties of $194 million and $186 million, respectively.
Pensions and Non-Pension Postretirement Benefit Plans
The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:
•The weighted average rate used for discounting the liability;

•The weighted average expected long-term rate of return on pension plan assets;
•The method used to determine market-related value of pension plan assets;
•The weighted average rate of future salary increases; and
•The anticipated mortality rate tables.
The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections. Our pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows.
The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.
The market-related value of pension plan assets is determined based on the nature of the investment. Equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices. Cash equivalents represent investments in a collective short term investment fund, which is a cash sweep for uninvested cash that earns interest monthly. For these investments, book value is assumed to equal fair value due to the short duration of the investment term. Investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions, are measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices.
The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.
The mortality tables that are used represent the most commonly used mortality projections for each particular country, and reflect projected mortality improvements.
We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.
The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), deficit (“Deficit”) and 2020 pension expense to the following changes in key assumptions:

	Increase / (Decrease) at		Increase / (Decrease)
	December 31, 2020
(In millions)	PBO	ABO	2020 Expense
Assumption:
Increase in discount rate of 0.5%	$(87)	$(81)	$(3)
Decrease in discount rate of 0.5%	100	93	4
Increase in estimated return on assets of 1.0%	N/A	N/A	(8)
Decrease in estimated return on assets of 1.0%	N/A	N/A	8

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets
Goodwill
Our reporting units in continuing operations include Epoxy, versatics and forest products. Our reporting units are generally one level below our operating segments for which discrete financial information is available and reviewed by segment management. However, components of an operating segment can be aggregated as one reporting unit if the components have similar economic characteristics. Our consolidated goodwill balance from continuing operations was $164 million as of December 31, 2020, including $127 million related to the forest products reporting unit, $36 million related to the versatics reporting unit and $1 million related to the Epoxy reporting unit.
We test goodwill annually for impairment of value or more frequently when potential impairment triggering events are present. Our annual impairment testing date is October 1. Goodwill is tested for impairment by comparing the estimated fair value of a reporting unit to its carrying value. We use a weighted market and income approach to estimate the fair value of our reporting units. The market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique, and the income approach is based on a discounted cash flow model. The key assumptions and estimates utilized in the market and income approaches primarily include market multiples, discount rates and future levels of revenue growth and operating margins, and to a lesser extent, estimates and assumptions related to working capital investment, taxes, depreciation and amortization and capital spending projections. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge is recorded for the difference.
As of October 1, 2020 and 2019, the estimated fair value of each of our reporting units containing goodwill were deemed to be in excess of the carrying amount of assets and liabilities assigned to each unit. The step-up of fixed and intangible asset values during fresh start accounting resulted in an increase of the carrying amounts of net assets for our reporting units that have goodwill, thereby reducing the amount of headroom between the fair value and carrying value of these reporting units. As a result, future unfavorable changes to business results and/or discounted cash flows for these reporting units are more likely to result in asset impairments.
Other Intangible Assets
We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be a change in circumstances, indicating that the carrying value of our amortizable intangible assets may not be recoverable, include goodwill impairment, idling of a plant and a reduction to the estimated useful life. We may in the future be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our amortizable intangible assets is determined, negatively affecting our results of operations.
Long-Lived Assets
As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Our evaluation of long-lived asset recoverability includes our operating and financing lease right of use assets. Impairment indicators include, but are not limited to, a significant decrease in the market price of a long-lived asset; a significant adverse change in the manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset; or a current expectation that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. Long-lived assets are grouped together at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of long-lived assets. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. We do not have any indefinite-lived intangible assets, other than goodwill.
Recently Issued Accounting Standards
See Note 2 to our audited consolidated financial statements included in this prospectus for a detailed description of recently issued accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We also use raw material purchasing contracts and pricing contracts with our customers to help mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.
We do not use derivative instruments for trading or speculative purposes. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade ratings.
Foreign Exchange Risk
Our international operations accounted for 54% and 53% of our sales in 2020 and 2019, respectively. As a result, we have significant exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is the related local currency.
We reduce foreign currency cash flow exposure from exchange rate fluctuations where economically feasible by hedging firmly committed foreign currency transactions. Our use of forward contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount that is under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset or liability positions.
We are party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of our Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. We do not apply hedge accounting to these derivative instruments.
Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.
A 5% strengthening of the U.S. dollar against the primary currencies in which we conduct our non-U.S. operations in 2020 would generate an approximate $104 million negative impact to our estimated net sales. Conversely, a 5% weakening of the U.S. dollar against the same currencies would benefit our estimated net sales by an equal amount.
Interest Rate Risk
We have exposure to interest rate risk through our variable rate borrowing activities. As a result of our emergence from Chapter 11, the interest rates of approximately 28% of our outstanding debt are fixed. On October 10, 2019, we executed an interest rate swap agreement to hedge interest rate variability caused by quarterly changes in cash flow due to associated changes in LIBOR under our Term Loan Facility. In this arrangement, we receive a variable 3-month LIBOR and pay fixed interest rate swaps, effective January 1, 2020 and expiring January 1, 2025, and we have designated $300 of our variable rate Term Loan Facility as the notional amount for the future interest rate payments. As a result of this transaction, 46% of our outstanding debt is at fixed interest rates and approximately 54% of our outstanding debt is exposed to changes in variable interest rates. An increase of 1% in the interest rates on our variable rate debt would increase our 2020 estimated debt service requirements by approximately $10 million.
Following is a summary of our outstanding debt as of December 31, 2020 and 2019 (see Note 12 to our audited consolidated financial statements included in this prospectus for additional information on our debt). The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2020 and 2019. All other debt fair values are based on other similar financial instruments, or based upon interest rates that are currently available to us for the issuance of debt with similar terms and maturities.

(In millions)	2020			2019
Year	Debt Maturities	Weighted Average Interest Rate	Fair Value	Debt Maturities	Weighted Average Interest Rate	Fair Value
2020				$70	5.8%	$71
2021	$82	5.0%	$82	55	5.9%	54
2022	34	5.0%	34	32	5.8%	32
2023	17	4.9%	17	16	5.9%	15
2024	9	5.0%	9	8	5.8%	8
2025	9	4.9%	9	8	5.9%	8
2026 and beyond	1,651	5.0%	1,671	1,607	5.9%	1,627
	$1,802		$1,822	$1,796		$1,815
Our cash equivalent investments and short-term investments are made in instruments that meet the credit quality standards that are established in our investment policies, which also limits the exposure to any one investment. At December 31, 2020 and 2019, we had $20 million and $74 million, respectively, invested at average rates of 2.0% and 2.1%, respectively, primarily in interest-bearing money-market investments. Due to the short maturity of our cash equivalents, the carrying value of these investments approximates fair value. Our short-term investments are recorded at cost which approximates fair value. Our interest rate risk is not significant; a 1% increase or decrease in interest rates on invested cash would not have had a material effect on our net income or cash flows for the years ended December 31, 2020 and 2019.
Commodity Risk
We are exposed to price risks on raw material purchases, most significantly with phenol, methanol and urea. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide us with the flexibility to purchase a certain portion of our needs in the spot market, when it is favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. Our largest supplier provided approximately 9% of our raw material purchases in 2020, and we could incur significant time and expense if we had to replace this supplier. In addition, several feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. See “Risk Factors—Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.”
Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. To help control our natural gas costs, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. These contracts are settled for cash each month based on the closing market price on the last day that the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.
We recognize gains and losses on these contracts each month as gas and electricity is used. Our future commitments are marked-to-market on a quarterly basis. We have not applied hedge accounting to these contracts.
Our commodity risk is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for the relevant commodity raw materials.

INDUSTRY
We compete in the wood adhesives and coatings industries. Adhesives and coatings are critical components in formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers’ and their customers’ final products. Our products sold to our customers are highly value-added, even though they often represent only a small portion of the overall end-product cost of wood adhesives and coating resins. In particular, we produce the resins that go into the formulation of wood adhesives and coatings. Our resins are generally considered specialty chemical products because they are principally produced based on customer product specifications and sold on the basis of performance, technical support, product innovation and customer service. Our resins are sold into the global wood adhesives and coatings markets. We expect that favorable industry dynamics will continue to drive resin and performance material growth ahead of global GDP. These growth dynamics include stringent safety requirements and regulation, growing population and an increasing need for lighter, stronger, higher performance and engineered materials.
Adhesives
Adhesives are critical materials used for bonding materials together; either between two substrates or within a mixture to bind together materials to form a structure. We sell products that are used in wood adhesives where the adhesive action is based on chemical curing to create high strength, chemical and temperature resistance and rigidity. We are one of the largest adhesive technology companies in the world and produce two key types of adhesive materials based on curing technology. We produce amino resins (urea formaldehyde and melamine formaldehyde) and phenol formaldehyde chemistries, which are used to bind wood particles for products such as oriented strand board, plywood, medium density fiberboard and engineered wood applications.
Performance Materials
Coatings are formulated materials that are used for surface protection. The coatings market is a 44 million metric ton global market that we believe will continue to grow due to population growth, infrastructure investment and industrial activity. In addition, coatings have a stable demand profile because they are used to maintain existing structures that require repainting or recoating periodically due to weathering or repeated use. Coatings use resins based on our Versatic™ derivative products to act as binders and the protective material to form the actual finished product. Resins based on our products are cured to bind color pigments and additives together to create performance and decorative characteristics. Cardura™ glycidyl esters, are used to improve performance of resins for protective and maintenance, automotive, and industrial end-markets. These are applications which require a strong protective layer and superior appearance. VeoVa™ vinyl esters are used as a performance monomer in emulsion polymers for waterborne architectural coatings and for construction applications. The coatings industry is a highly regulated industry with evolving regulations in all major geographies having recently placed limits on the emission of VOCs and hazardous air pollutants. As a result, customers are shifting toward regulation-compliant, low-VOC solvent-borne and waterborne coatings. We expect growth in our end-markets to be ahead of global GDP growth given these trends.
The diverse use of Versatic™ Acids allows for application in various industries. Our customers use our acid products as such or convert them to chemical intermediates such as acid chlorides, metal salts or organic derivatives for a wide range of industries such as plastics, pharmaceuticals, oil and lubricants and metal extraction.

BUSINESS
Overview
The discussion below is a summary of our business after giving effect to the Separation and Distribution, and where noted, the financial information provided below gives pro forma effect to the Separation and Distribution. We are a leading global producer of wood adhesives and coatings materials. Our products include a broad range of critical components and formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers’ and their customers’ final products. As such, our products sold to our customers are highly value-added, even though they often represent only a small portion of the overall end-product cost. We provide our customers with a combination of product technology, applications knowledge and global supply chain capabilities. We have two reporting segments, Adhesives and Performance Materials. Our Adhesives segment produces construction and industrial adhesives. In our Performance Materials segment, we produce resins used in composites and performance coatings applications.

	Year ended December 31, 2020
Segments and Sub-segments	Sales	% of Total
(dollars in millions)
Adhesives:
Construction Adhesives	$880	64%
Intermediates & Derivatives	288	21%
Subtotal	1,168	85%
Performance Materials:
Performance Coatings	168	12%
Chemical Intermediates	40	3%
Subtotal	208	15%
Total	$1,376	100%
Adhesives Segment
Our Adhesives business is a leading global innovator and producer of adhesive materials used in building products and furniture applications. We believe our products are mission-critical for our customers and impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength. Our adhesives are based on our vertically integrated formaldehyde-based resins production platform. These adhesive materials are critical components that provide the structural integrity from their binding properties to structural and decorative wood products such as oriented strand board, plywood and medium density fiberboard. Our products are engineered with customized specifications as a result of collaborative relationships with our customers who we interface with through our regional commercial, technical support and research and development organization. Through this collaboration, we help our customers address the shifting requirements of their products due to new performance requirements, new standards related to workplace safety, new environmental standards and increasing energy conservation requirements. Wood adhesives specifications are constantly evolving in order to address changing customer demands improved quality requirements and variability in our customers’ processes. As a result, we must continuously collaborate with our customers to create new and more efficient pathways for the production of wood adhesives.
Our Adhesives business consists of two sub-segments: Construction Adhesives and Intermediates & Derivatives.
Construction Adhesives
Our construction adhesives are based on our vertically integrated production platform: amino resins (urea formaldehyde and melamine formaldehyde) and phenolic resins for wood adhesives. Wood adhesives are critical components that provide the structural integrity, thermal stability, durability and moisture resistance to structural and decorative wood products such as oriented strand board, plywood and medium density fiberboard. Wood adhesives support a more sustainable construction market where wood products use renewable materials, e.g., sustainable tree plantations, with a much lower carbon footprint. We source internally almost all of our formaldehyde requirements for the production of our wood adhesives. This integration gives us significant competitive advantages through cost-effective production, security of supply to us and our customers and a reduction in raw material cost volatility.
Intermediates & Derivatives
We are the number one producer of formaldehyde in North America, a key raw material used to manufacture thousands of other chemicals and products. We benefit from the strategic backward integration into formaldehyde, which is used as a key building block chemical for our adhesives. We believe this gives us significant competitive advantages over our non-integrated competitors through a cost-effective position, a secure supply of raw materials and stable integrated margins across our value chain. Our formaldehyde production is also sold externally to customers for a variety of end-market applications, including methylene diphenyl diisocyanate (“MDI”), butanediol (“BDO”), herbicides and fungicides, triazine scavengers for oil and gas production, fabric softeners and formaldehyde-based resins. Our manufacturing facilities are strategically localized, providing additional stability and barriers to entry. For example, the majority of our merchant formaldehyde volumes are served to customers via pipeline, with the remaining served via truck or rail within the region.
Other products we produce include, urea formaldehyde concentrates, triazines and methaform. Our urea formaldehyde concentrate is a clear and viscous material that contains 60% formaldehyde, 25% urea and 15% water, primarily used in the production of adhesive resins and in various industrial, organic and agricultural products.
Performance Materials Segment
We are a leading producer of critical ingredients into polymeric binders for highly engineered coatings. We produce Versatic™ acids, Cardura™ glycidyl ester and Veova™ vinyl ester that are used to impart superior adhesion, hydrophobicity, corrosion resistance and other high performance characteristics to a broad range of coatings applications. Our products in our Performance Materials segment require intimacy and collaboration with our customers and technical and formulation expertise given that automotive, architectural and other industrial products are highly engineered for specific applications. These end-markets require demanding performance requirements for these structural components and have long development cycles and long in-use time horizons.
Our Performance Materials business consists of two sub-segments: Performance Coatings and Chemical Intermediaries.
Performance Coatings
We are the global supplier of Cardura ™ glycidyl ester and VeoVa™ vinyl esters which are specialty polymer building blocks. Our global customers use these materials to produce high performing and durable surface coatings. Cardura™ and VeoVa™ provide significant performance advantages to finished coatings such as superior adhesion, flexibility, ease of application and other high-performance characteristics.
VeoVa™ monomer provides hydrophobicity, alkaline resistance, improved adhesion to substrates and outdoor durability to low or no-VOC decorative paints, adhesives and redispersible powder additives used in construction. VeoVa™ upgrades vinyl acetate-based emulsions and increases performance of acrylic-based emulsions in architectural coatings.
Cardura™ is used in high-performance resin systems for automotive coatings as well as coil and industrial coatings. Cardura™ enables low viscosity with low or no solvents (low-VOC) for high solid and waterborne resins. Cardura™ also enables coatings with superior appearance and provides UV and chemical resistance.
Chemical Intermediates
We are a producer of Versatic™ acids, which is a range of synthetic tertiary neocarboxylic acids which are consumed internally by our derivatives business, as well as sold to customers. The primary acids in the portfolio are Versatic™ Acid 10 (neodecanoic acid) and Versatic™ Acid 5 (pivalic acid). Versatic™ Acids increase stability, compatibility and efficiency, better chemical resistance and performance. Merchant applications for Versatic™ acids and derivatives include metal working fluids, lubricants, pharmaceuticals, organic peroxides, paint dryers and metal extraction.

Plywood
Phenolic resins
Oriented Strandboard
Phenolic resins
Shingles
Amino resins (glass mat)
Elastomeric Roof Coatings
VeoVa™ Vinyl Esters
Laminated Beams
Phenolic resins
Exterior Paints
VeoVa™ Vinyl Esters
Fingerjoints
Resorcinol resins
Light Duty Metal Coatings
VeoVa™ Vinyl Esters
Wax emulsions
Intumescent Coatings
Veova™ Vinyl Esters
EIFS
VeoVa™ Vinyl Esters
Low VOC Interior Paints
VeoVa™ Vinyl Esters
Sealants
VeoVa™ Vinyl Esters
Water Repellant Coatings and Sealers
VeoVa™ Vinyl Esters
Wood Adhesives
Veova™ Vinyl Esters
Exterior Wood Coatings
VeoVa™ Vinyl Esters
Masonry Primer Coatings
VeoVa™ Vinyl Esters
Particleboard
Amino resins
Self-Levelling Floors
VeoVa™ Vinyl Esters
Cardura™ Glycidyl Ester
Tile Adhesives
VeoVa™ Vinyl Esters
Cabinets
PVAC adhesives (Wood adhesives)
VeoVa / PVA emulsions
Wood Composite I-beams
Resorcinol resins (Wood adhesives)
Engineered Flooring
Phenolic resins
Laminate Flooring
MF, MUF and UF Resins
Millwork
PVAC adhesives (Wood adhesives)
VeoVa / PVA emulsions
Medium Density Fiberboard
Amino resins
Laminated Veneer Lumber
Phenolic resins and adhesives
Key:
Adhesive Segment Applications
Performance Materials Segment Applications
Products

Competitors
We are a large participant in the specialty chemicals industry. Our resins are generally considered specialty chemical products because they are sold primarily on the basis of performance, technical support, product innovation and customer service.
We compete with many companies in most of our product lines, including large global chemical companies and small specialty chemical companies. No single company competes with us across all of our segments and existing product lines. The principal competitive factors in our industry include technical service, breadth of product offerings, product innovation, product quality and price.
We believe that the principal factors that contribute to success in the specialty chemicals market, and our ability to maintain our position in the markets we serve, are (i) consistent delivery of high-quality products; (ii) favorable process economics; (iii) the ability to provide value to customers through both product attributes and strong technical service and (iv) an international footprint and presence in growing and developing markets.
Marketing, Customers and Seasonality
Our products are sold to industrial users worldwide through a combination of a direct sales force that services our larger customers and third-party distributors that more cost-effectively serve our smaller customers. Our customer service and support network is made up of key regional customer service centers. We have global account teams that serve the major needs of our global customers for technical service and supply and commercial term requirements. Where operating and regulatory factors vary from country to country, these functions are managed locally.
Neither our overall business nor any of our reporting segments depends on any single customer or a particular group of customers; therefore, the loss of any single customer would not have a material adverse effect on either of our two reporting segments or the Company as a whole. We collaborate with multinational companies, primarily manufacturers, who often seek global solutions. Our customers include large industrial companies such as Akzo Nobel, Axalta, BASF, Bayer, Duratex, Norbord, Laminex, Louisiana Pacific, PPG Industries, Sherwin Williams, Synthomer,and Weyerhaeuser. We have long-term relationships with our top ten customers, with an average relationship of over 35 years. The demand for our products is seasonal in certain of our businesses, with the highest demand in the summer months and lowest in the winter months. Therefore, the dollar amount of our backlog orders as of December 31, 2020 is not significant. Demand for our products can also be cyclical, as general economic health and industrial and commercial production levels are key drivers for our business. In addition, our customer base is highly diversified, with our top ten customers in 2020 representing approximately 30% of sales for the year ended December 31, 2020 and our largest customer representing approximately 5% of our sales during this period.
Manufacturing
Our production and manufacturing facilities are generally well-maintained and effectively utilized. We believe our production and manufacturing facilities are adequate to operate our business. The facilities supplying the products in our Adhesives segment are generally located close to our customers which enables cost-effective logistical solutions. The majority of our facilities are used for the production of adhesive resins, and most of our facilities produce more than one type of resin such as amino resins (urea and melamine) and phenolic resins. These facilities typically utilize batch technology and range in size from small sites with a limited number of reactors to larger, core sites with dozens of reactors. In addition, our internally produced formaldehyde is consumed by our resins business, as well as sold to the merchant market. This provides us with a competitive cost advantage relative to our competitors and facilitates our adequacy of supply.
The facilities producing Versatic Acids™, Cardura™ and VeoVa™ for our Performance Materials segment are based in the Netherlands and South Korea. These large, world-class facilities and our operational expertise provide defensible competitive advantages. Complex production processes and access to reliable supplies of nonene, carbon monoxide, acetylene and epichlorohydrin provide significant hurdles for new entrants. Our leading process and technology development group headquartered in the Netherlands ensures optimal plant performance by continuously improving process technologies for current and new products.

The below flowchart illustrates our integrated value-chain:

And the below map illustrates our strategic global footprint after the Separation:

Edmonton AB, Canada
Sheboygan, WI
St. Romuald QC, Canada
Portland, OR
Springfield, OR
LaGrande, OR
Missoula, MT
Moreau, NY
Fayetteville, NC
Hope, AR
Morganton, NC
Columbus, GA
Diboll, TX
Gonzales, LA
Geismar, LA
Alexandria, LA
Baytown, TX
Luling, LA
Pernis, Netherlands
Moerdijk, Netherlands
Curitiba, Brazil
Montenegro, Brazil
Tacuarembo, Uruguay
Brisbrane, Australia
Brimbank, Australia
Hornby, New Zealand
Mountview, New Zealand
Manufacturing Locations

Raw Materials
In 2020 on a pro forma basis, we purchased approximately $0.8 billion of raw materials, representing approximately 78% of our cost of sales (excluding depreciation expense). The three largest raw materials that we use are methanol, urea and phenol, which collectively represented approximately 62% of our total raw material expenditures in 2020. The majority of raw materials that we use to manufacture our products are available from more than one source and are readily available in the open market. We have long-term purchase agreements for certain raw materials that ensure the availability of adequate supply. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Smaller quantity materials that are single sourced generally have long-term supply contracts to maximize supply reliability. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs, which are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there are periods when price increases lag behind raw material price increases.
Research and Development
Our research and development activities are geared towards developing and enhancing products, processes and application technologies so that we can maintain our position as one of the world’s largest producers of wood adhesives and performance materials. We focus on:
•developing new or improved applications based on our existing product lines and identified market trends;
•developing new resin products and applications for customers to improve their competitive advantage and profitability;
•providing premier technical service for customers of specialty products;
•providing technical support for manufacturing locations and assisting in optimizing our manufacturing processes;
•ensuring that our products are manufactured consistent with our global environmental, health and safety policies and objectives;
•developing lower cost manufacturing processes globally; and
•expanding our production capacity.
We have over 100 scientists and technicians worldwide. Our research and development facilities include a broad range of synthesis, testing and formulating equipment and small-scale versions of customer manufacturing processes for applications development and demonstration. We continue to strategically invest in our research and development footprint to increase opportunities for innovation and stimulate growth.
More recently, we have focused research and development resources on the incorporation of green chemistry principles into technology innovations to remain competitive and to address our customers’ demands for more environmentally preferred solutions. Our efforts have focused on developing resin technologies that reduce emissions, maximize efficiency and increase the use of bio-based raw materials. Some examples of meaningful results of our investment in the development of products with sustainable attributes include:
•EcoBind™ Resin Technology, an ultra low-emitting binder resin used to produce engineered wood products,
•VeoVa™ Silane Technology, an alkoxy silane vinylester technology which is a technology that enables 2-component coating performance with a 1-component system. It supports reducing waste and preventing the need for an isocyanate crosslinker.

▪Cardura™ glycidyl ester is enabling an easy process for the production of APO dispersions that meet stringent low VOC regulation while providing high-performance superior protection and durability for class-A surface finishes; and
▪Armorbuilt™, a new fire resistant wrap product when applied to a substrate that launched in 2020. This product is designed to protect the critical utility pole infrastructure against wildfires.
In 2020, 2019 and 2018, our research and development and technical services expense was $19 million, $18 million and $17 million on a pro forma basis, respectively. We take a customer-driven approach to discovering new applications and processes and providing customer service through our technical staff. Through regular direct contact with our key customers, our research and development associates can become aware of evolving customer needs in advance, and can anticipate their requirements to more effectively plan customer programs. We also focus on continuous improvement of plant yields and production capacity and reduction of fixed costs.
Intellectual Property
As of December 31, 2020, we own, license or have rights to over 450 patents and over 450 registered trademarks, as well as various patent and trademark applications and technology licenses around the world, which we currently use or hold for use in our operations. A majority of our patents relate to developing new products and processes for manufacturing and will expire between 2021 and 2037. We renew our trademarks on a regular basis. While we view our patents and trademarks to be valuable, because of the broad scope of our products and services, we do not believe that the loss or expiration of any single patent or trademark would have a material adverse effect on our results of operations, financial position or the continuation of our business.
Industry Regulatory Matters
Domestic and international laws regulate the production and marketing of chemical substances. Almost every country has its own legal procedures for registration and import. Of these, the laws and regulations in the EU, the United States (Toxic Substances Control Act) and China are the most significant to our business. Additionally, other laws and regulations may also limit our expansion into other countries, such as K-REACH in South-Korea or KKDIK in Turkey. Chemicals that are not included on one or more of these, or any other country’s chemical inventory lists, can usually be registered and imported, but may first require additional testing or submission of additional administrative information.
The European Commission enacted a regulatory system in 2006, known as Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures and is further amended, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the EU. Other countries may also enact similar regulations.
Environmental Regulations
Our policy is to operate our plants in a manner that protects the environment, health and safety of our employees, customers and communities. We have implemented company-wide environmental, health and safety policies managed by our Environmental, Health and Safety (“EH&S”) department and overseen by the EH&S Committee of our Board of Directors. Our EH&S department provides support and oversight to our operations worldwide to ensure compliance with environmental, health and safety laws and regulations. This responsibility is executed via training, communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incident response planning and implementation. Our EH&S policies include systems and procedures that govern environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, site security, emergency planning and response and product stewardship.
Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, and we are subject to extensive environmental regulation at the federal, state and international levels. We are also exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits or safety obligations may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, as well as third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management and environmental health and safety, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.
Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including our ink, wallcoverings, film, phosphate mining and processing, thermoplastics and food and dairy operations may give rise to claims relating to our period of ownership.
We expect to incur future costs for capital improvements and general compliance under environmental, health and safety laws, including costs to acquire, maintain and repair pollution control equipment. On a pro forma basis in 2020, our continuing operations incurred related capital expenditures of $7 million. We estimate that capital expenditures in 2021 for environmental controls at our facilities will be between $5 million and $10 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements or other facts change, or are needed to ensure the safe operation of our equipment.
Sustainability Goals for 2021 and Beyond
We completed an assessment in 2020 as part of our ongoing sustainability strategic planning initiatives. By focusing efforts on these sustainability strategic goals which are mentioned below, we believe we can make a positive change. From demand for energy efficiency to creating bio-based and circular products, chemistry can play an important role in addressing climate change as we positively address our carbon footprint. These new goals are designed to strengthen our long-standing commitment to sustainability and will help to deliver on our strategic approach to ‘Responsible Chemistry,’ which includes supporting our associates, customers and communities. While not limiting our sustainability efforts to these focus areas alone, these topics included:
•Managing climate change impact - We will strive to protect against climate change throughout our business lifecycle by efficiently using natural resources, optimizing existing processes and enhancing products and technologies through continuous innovation. In order to help address climate change, we have committed to reducing absolute carbon emissions by 20 percent by 2030. Our commitment encompasses “Scope 1” and “Scope 2” emissions, which are direct and indirect greenhouse emissions from operations and consumed energy. The reduction target is compared to 2017, the baseline year of operations.
•Developing innovative sustainable products - We are committed that by 2030, all new products will incorporate sustainable attributes, such as low emissions and durability.
•Strengthening a more sustainable supply chain - We recognize the opportunities and obligations of a Sustainable Procurement. We utilize a strategic procurement approach to ensure security of supply, combined with a logistics network to ship across town or around the world with minimal interruption. In 2021, we have added resources dedicated to developing Supplier programs, with a focus on fostering an increased use of more sustainable raw materials and assessing Environmental, Social and Corporate Governance risks and initiatives across our supplier portfolio.

•Reducing spills and releases - We have committed to reducing spill mass and releases by 80 percent by 2025. The reduction target is compared to a baseline established as the average equivalent spill mass and releases from years 2018 and 2019.
•Maintaining product stewardship - We remain committed to Responsible Care Product Safety Code and will continue to be transparent and communicate to key stakeholders regarding our stewardship programs such as risk reviews and reduction of substances of concern.
In addition to establishing a Scope 1 and 2 greenhouse gas emission reduction target for 2030, we are currently assembling our Scope 3 emissions. “Scope 3” emissions include those associated with all other aspects of our business, such as raw materials, product use and disposal, waste generation, business travel, and the impact of associate commuting, among others.
Human Capital Management
At December 31, 2020, our continuing operations on a pro forma basis had approximately 1,300 employees. Approximately 22% of our employees are members of a labor union or are represented by workers’ councils that have collective bargaining agreements, including most of our European employees. We believe that we have good relations with our union and non-union employees. We believe our diverse global employee talent is a key driver of our future success and competitive advantage. We offer industry competitive salary and benefits, performance incentive plans and enriching career opportunities that enable employee engagement. See approximate number of associates by country below:
At Hexion, We Do the Right Thing. We Act Ethically and with Integrity.
Acting ethically and with integrity is a core value at Hexion. This is a commitment to our company, our customers, our vendors and ourselves. Every associate, regardless of his or her rank or position, is responsible for the ethical health of our organization.
•Our commitment to acting ethically is non-negotiable.
•We treat others with respect – regardless of gender, race, age, orientation or background.
•We conduct business with integrity – comply with all anti-trust, anti-bribery, workplace harassment, and conflict-of-interest requirements.
•We engage with each other and remind one another of our commitment to act with integrity.
•We speak up if we witness misconduct or have a compliance concern.

Diversity, Equity and Inclusion
We are focused on accelerating our organization’s commitment to diversity, equity and inclusion worldwide, including developing and implementing a strategy to attract, retain and develop diverse talent and promote an inclusive environment where associates at all levels can perform their best. This is a top priority for us in 2021 and long term. In addition, our Chief Executive Officer (“CEO”) has joined with other companies’ CEOs by signing the “CEO Action for Diversity & Inclusion pledge.” We also recently hired a Director of Diversity, Equity and Inclusion to help implement these goals.
At Hexion, Safety is Our Highest Priority. Our work is never more important than performing it safely.
While 2020 was a challenging year for all of us. Hexion’s associates not only endured but stayed focused on serving our customers, operating our manufacturing sites safely and supporting the communities in which they work and live. In fact, 2020 was the strongest safety performance on record for Hexion across the majority of our metrics. In 2019, we operated in the American Chemistry Council’s safety Occupational Injury and Illness Rate (“OIIR”) top quartile. This is a result of our multi-year initiative to enhance training, the alignment between our manufacturing and Environmental, Health and Safety teams, and our associates’ commitment to each other to remain vigilant as part of our “Get Zero. Get Home” safety initiative. At Hexion, we are committed to making sure that each associate goes home just as they arrived to work.
During this pandemic, we have implemented additional guidelines to further protect the health and safety of our employees as we continue to operate with our suppliers and customers. We have committed to maintaining a paramount focus on the safety of our employees while minimizing potential disruptions caused by COVID-19. For example, we are following all government mandated travel directives in the various countries where we operate, and we have also put additional travel restrictions in place for our associates designed to reduce the risk from COVID-19. Additionally, we are utilizing extended work from home options to protect our office associates, while adjusting our meeting protocols and processes at our manufacturing sites.
Enhancing worker safety/well-being sustainability goals
In addition to our current and future sustainability goals discussed above, by 2022 Hexion will offer a voluntary well-being program that addresses associate physical, mental, and financial well-being with the goal of 50% associate participation in the program by 2025. Hexion also re-affirmed its commitment to continue to drive toward zero recordable injuries.
Legal Proceedings
From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Related to Our Business—We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.”
Properties
Our headquarters are in Columbus, Ohio Our major manufacturing facilities are located in North America, South America, Asia Pacific and Europe. As of December 31, 2020, we operated 16 domestic production and manufacturing facilities in 9 states and 11 foreign production and manufacturing facilities in Australia, Brazil, Canada, Netherlands, New Zealand, and Uruguay. As of December 31, 2020, we had 10 facilities that related to our Held for Sale Business and 8 facilities related to the Separation.
Our facilities are used for the production of wood adhesive resins. These facilities use batch technology and range in size from small sites, with a limited number of reactors, to larger sites, with dozens of reactors. We also produce Versatic™ acid derivatives such as VeoVa™ vinyl ester and Cardura™ glycidyl ester at our sites in Moerdijk and Pernis.
In addition, wee have the ability to internally produce key intermediate materials such as formaldehyde and Versatic acid. This backward integration provides us with cost advantages and facilitates our adequacy of supply. These facilities are usually co-located with downstream resin manufacturing facilities they serve. As these intermediate materials facilities are often much larger than a typical resins plant, we can capture the benefits of manufacturing efficiency and scale by selling material that we do not use internally to third parties.
We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our more significant production and manufacturing facilities and executive offices. This table reflects the Separation transaction.

Location	Nature of Ownership	Reporting Segment
Moerdijk, Netherlands*	Owned	Performance Materials
Pernis, Netherlands*	Owned	Performance Materials
Curitiba, Brazil	Owned	Adhesives
Montenegro, Brazil	Owned	Adhesives
Edmonton, AB, Canada	Owned	Adhesives
St. Romuald, QC, Canada	Owned	Adhesives
Brisbane, Australia	Owned	Adhesives
Brimbank, Australia	Owned	Adhesives
Hornby, New Zealand	Owned	Adhesives
Mountview, New Zealand	Owned	Adhesives
Tacuarembo, Uruguay	Owned	Adhesives
Fayetteville, NC	Owned	Adhesives
Columbus, GA	Owned	Adhesives
Alexandria, LA	Owned	Adhesives
Luling, LA*	Owned	Adhesives
Geismar, LA‡	Owned	Adhesives
Gonzales, LA	Owned	Adhesives
Hope, AR	Owned	Adhesives
LaGrande, OR	Owned	Adhesives
Portland, OR	Owned	Adhesives
Springfield, OR	Owned	Adhesives
Baytown, TX	Owned	Adhesives
Diboll, TX	Owned	Adhesives
Moreau, NY	Owned	Adhesives
Sheboygan, WI	Owned	Adhesives
Missoula, MT	Leased	Adhesives
Morganton, NC	Leased	Adhesives
Columbus, OH†	Leased	Corporate and Other
_____________________
*    We own all of the assets at this location. The land is leased.
‡    A portion of this location is leased.
†    Executive offices.
Additionally, the Company will lease lab space from Epoxy in Stafford, TX, and Shanghai, China.

MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Craig A. Rogerson	64	Director, Chairman, President and Chief Executive Officer
Patrick J. Bartels	45	Director
Jeffrey D. Benjamin	59	Director
James N. Chapman	59	Director
Joaquin Delgado	61	Director
Carol S. Eicher	63	Director
Michael J. Shannon	61	Director
John K. Wulff	72	Director
Stephen D. Newlin	68	Director
Barbara J. Edwards	65	Director
George F. Knight	64	Executive Vice President and Chief Financial Officer
Douglas A. Johns	63	Executive Vice President and General Counsel
John P. Auletto	55	Executive Vice President—Human Resources
Nathan E. Fisher	55	Executive Vice President—Procurement
Matthew A. Sokol	48	Executive Vice President—Chief Administrative Officer
Paul G. Barletta	63	Executive Vice President—Operations
Ann Frederix	56	Senior Vice President & General Manager—Global Epoxies
Sanjeev Rastogi	51	Senior Vice President, Global Resins
The following are brief biographies describing the backgrounds of our executive officers and directors.
Craig A. Rogerson was elected Chairman, President and Chief Executive Officer and a director of Hexion Inc. and Hexion Holdings LLC effective July 9, 2017 and of Hexion Holdings Corporation upon emergence from bankruptcy in July 2019. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. He served as Chairman, President and Chief Executive Officer of Chemtura Corporation from December 2008 to April 2017. He was President, Chief Executive Officer and Director of Hercules Incorporated from December 2003 to November 2008. Mr. Rogerson joined Hercules in 1979 and served in a number of management positions, including President of the FiberVisions and Pinova Divisions, Vice President of Global Procurement and Chief Operating Officer. He was President and Chief Executive Officer of Wacker Silicones Corporation from 1997-2000. In May 2000, he rejoined Hercules and became President of its BetzDearborn division in August 2000. Mr. Rogerson is an independent Chair of the board of PPL Corporation and serves on the boards of the American Chemistry Council, the Society of Chemical Industry, and the Pancreatic Cancer Action Network. He also serves on the Alumni board of the Michigan State University College of Engineering and on the Advisory board of the MSU Chemical Engineering & Materials Science College. For Hexion Holdings Corporation, he serves on the Listing Committee.
Patrick J. Bartels is the Managing Member of Redan Advisors LLC, a firm that provides fiduciary services, including board of director representation and strategic planning advisory services for domestic and international public and private business entities. Prior to founding Redan Advisors LLC, Mr. Bartels was a senior investment professional with 20 years of experience. His professional experience includes investing in complex financial restructurings and process-intensive situations in North America, Asia and Europe in a broad universe of industries and he has served as a director on numerous public and private boards of directors. Mr. Bartels currently serves on the board of directors of Noble Corp., Arch Resources, Inc. and Monitronics International, Inc. From 2002 to December 2018, Mr. Bartels served as a Managing Principal at Monarch Alternative Capital LP, a private investment firm that focused primarily on event-driven credit opportunities. Prior to Monarch, he served as Research Analyst for high yield investments at INVESCO, where he analyzed primary and secondary debt offerings of companies in various industries. Mr. Bartels began his career at Pricewaterhouse Coopers LLP, where he was a Certified Public Accountant. He holds the Chartered Financial Analyst designation. Mr. Bartels has served on the board of Hexion Holdings Corporation since July 1, 2019. He serves on the Audit, Listing and Nominating & Corporate Governance Committees. Mr. Bartels was selected to serve as a member of our board because of his experience with serving on public and private boards, his interaction with financial markets and his accounting experience.
Jeffrey D. Benjamin has been Senior Advisor to Cyrus Capital Partners, L.P. from 2008 to the present. He is currently Chairman of A-Mark Precious Metals, Inc. since 2014, and he has been on the American Airlines Group Inc. board since 2013. He has also been on the board of Rackspace Technology Inc. since 2016. Past Directorships and Committees include Chemtura Corp., Caesar’s Entertainment Corp., Exco Resources, Inc. (Chairman), and Spectrum Group International. Private Directorships consist of ImOn Communications LLC (Chairman), Involta LLC and Shutterfly, Inc. He has executive leadership experience in the investment industry, including UBS Securities LLC and Salomon Brothers Inc. Mr. Benjamin has served on the board of Hexion Holdings Corporation since July 1, 2019. He is Lead Director, Chair of the Compensation Committee and serves on the Audit and Listing Committees. Mr. Benjamin was selected to serve as a member of our board because of his extensive experience and leadership serving on a diverse array of public boards, including in the chemical industry, and his familiarity with compensation committee matters.
James N. Chapman is a non-executive Advisory Director of SkyWorks Capital, LLC and serves as a member of the Board of Directors of Arch Resources, Inc. (NYSE: ARCH), California Resources Corporation (NYSE: CRC) and Denbury, Inc. (NYSE: DEN) as well as Eco-Bat Technologies, LLC and Neenah Enterprises, Inc. Previously, he has served on numerous other public and private boards, including AerCap NV, American Media, Inc., Bennu Oil & Gas, LLC, Broadview Networks Inc., Chrysler LLC, CSC ServiceWorks, Inc., Hayes- Lemmerz, Inc., Jack Cooper, Inc., National/Alamo Rental Car, Inc., SSA Global, Inc., Teleglobe, Inc., Tembec, Inc. and Tower International, Inc. Mr. Chapman has also previously worked for Regiment Capital Advisors, LP, The Renco Group, Inc. and was a founding principal of Fieldstone Private Capital Group. Prior to joining Fieldstone, Mr. Chapman worked for Bankers Trust Company. He has been a capital markets and strategic planning consultant with over 35 years of investment banking experience in a wide range of industries including aviation, mining, energy, automotive and general manufacturing. Mr. Chapman has served on the board of Hexion Holdings Corporation since July 1, 2019. He is Chair of the Listing Committee, and serves on the Audit Committee and Compensation Committee. Mr. Chapman was selected to serve as a member of our board because of his extensive experience with serving on public and private boards, his interaction with financial markets and his accounting experience.
Joaquín Delgado worked at 3M Company from 1987 until his retirement in July 2019. He most recently served as Executive Vice President since July 2009, having operating responsibility for three Business Groups consecutively: Electro-Communications Business Group, Health Care Business Group and Consumer Business Group. He has been on the Board of Directors of Stepan Company from 2011 to present, serving on all Committees. He also serves on the Ballet Austin Board of Directors and also on the Executive Committee. In addition, Dr. Delgado serves as a member of the Board of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. Dr. Delgado has a PhD in polymer science and engineering from Lehigh University. Dr. Delgado has served on the board of Hexion Holdings Corporation since July 1, 2019. He serves on the Environmental Health & Safety Committee and on the Nominating & Corporate Governance Committee. Dr. Delgado was selected to serve as a member of our board because of his extensive commercial leadership experience, his broad expertise in technology and innovation and his international business background.
Carol S. Eicher is a Director, Chair of the Governance Committee and member of the Compensation Committee of Tennant Co. and a Director, Chair of the Governance Committee and member of the Audit Committee of Advanced Emissions Solutions, Inc. She is also a Director and member of the Governance Committee of Arconic Corp. Previously, she was a Director of A. Schulman Co. and President, CEO and Director of Innocor, Inc. She also held senior management positions with Dow Chemical Co., Rohm and Haas Co., Ashland, Inc. and E.I. DuPont de Nemours and Co. She has been in the chemical industry since 1979 and has extensive experience with operating leadership positions in the industry. Ms. Eicher has served on the board of Hexion Holdings Corporation since July

1, 2019. She is Chair of the Nominating & Corporate Governance Committee and serves on the Environmental Health & Safety Committee. Ms. Eicher was selected to serve as a member of our board because of her extensive commercial leadership experience in the chemical industry, her significant public and private board experience and her background in nomination and governance committee matters.
Michael J. Shannon is a board member of Quaker Houghton (KWR), serving on the Audit Committee since Aug 2019 and the Sustainability Committee since 2020. Mr. Shannon is the former Chief Executive Officer and a board member of Houghton International Inc. and served in these roles since his appointment in December 2015. Immediately prior to this appointment, Mr. Shannon served as Chief Operating Officer responsible for all global commercial and operational activities. Previously, Mr. Shannon spent 24 years at Ashland Inc. as a Corporate Officer and President of Global Supply Chain and Senior VP of the Performance Materials Group. He has also served on the board of Reichhold, Inc. Mr. Shannon has a BS in Chemical Engineering from the University of Pennsylvania and an MBA from Temple University. Mr. Shannon has served on the board of Hexion Holdings Corporation since July 1, 2019. He is Chair of the Environmental Health & Safety Committee and serves on the Nominating & Corporate Governance Committee. Mr. Shannon was selected to serve as a member of our board because of his extensive experience serving as CEO in the chemical industry and his deep experience in operational, commercial and EH&S matters.
John K. Wulff serves on the Board of Directors of Atlas Air Worldwide Holdings, Inc. (Member, Audit and Compensation Committees). Mr. Wulff previously served on the Board of Directors of Celanese Corporation (Chairman, Audit Committee, and as of February 2021, moved from membership on the Nominating and Corporate Governance Committee to the Environmental, Health, Safety Public policy and Quality Committee). He is also the former Chairman of the Board of Hercules Inc. and, in the past five years, has served on the boards and committees of Moody's Corp. and of Chemtura Corp. He has also served as a member of the Financial Accounting Standards Board (FASB), CFO of Union Carbide Corp, a partner of KPMG LLP, and officer of other governance and financial organizations. He has substantial chemical industry, strategy and financial expertise. For Hexion Holdings Corporation, he is Chair of the Audit Committee and serves on the Compensation Committee.
Stephen D. Newlin is non-executive Chairman of Oshkosh Corp. and he serves as a director on the Univar Solutions (UNVR) board. He served as Chairman, President and Chief Executive Officer of Univar from 2016-2018 after being elected to the board in 2014. Mr. Newlin previously served as Executive Chairman of the Board of PolyOne Corp. (POL) from 2014-2016, and Chairman, President and CEO of PolyOne from 2006-2014, following 27 years at Nalco and Ecolab (now merged). At Nalco he became President, COO and Vice-Chair, and at Ecolab he was President of Ecolab's Industrial Sector. In addition, he has held previous board positions at Chemours Corporation (CC), The National Association of Manufacturers and others. Mr. Newlin has served on the board of Hexion Holdings Corporation since July 1, 2019. He serves on the Compensation and the Environmental Health & Safety Committees. Mr. Newlin was selected to serve as a member of our board because of his extensive leadership background as CEO in the chemical industry, his operating experience and his background in public companies.
Barbara J. Edwards has significant experience in operations and corporate governance within the industrial and residential sectors. Ms. Edwards has over 17 years of experience as a senior leader in a variety of roles at Eaton Corporation and Schneider Electric Company. At Eaton, Ms. Edwards served as the Senior Vice President & General Manager of Residential & Wiring Devices from 2013 to 2017, where she was responsible for all functions of the business, and her operational responsibilities included manufacturing plants in the U.S., Mexico, Caribbean, and Asia. She also held a number of leadership roles while at Schneider Electric including President of their subsidiary Veris Industries, LLC from 2002 to 2007. She is currently on the Board of Directors of Armsted Industries, Inc. and Standex International Corporation. Ms. Edwards was elected to our board starting on June 1, 2021. She serves on the Hexion Holdings Corporation Nomination and Governance Committee and Compensation Committee. Ms. Edwards selected to serve as a member of our board because of her extensive operational and corporate governance leadership experience, and her significant public and private board experience.
George F. Knight was elected Executive Vice President and Chief Financial Officer of the Company effective January 1, 2016. From 2016 to July 2019 he was also a director of Hexion Holdings. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. He served as Senior Vice President - Finance and Treasurer of the Company from June 1, 2005 to December 31, 2015, having been Vice

President, Finance and Treasurer since July 2002. Mr. Knight also served as Senior Vice President-Finance and Treasurer for MPM and Hexion Holdings from October 1, 2010 and November 1, 2010, respectively, until December 31, 2015. Mr. Knight joined the Company in 1997 and served until 1999 as Director and then Vice President of Mergers and Acquisitions - Finance for Borden, Inc. From 1999-2001 he served as Vice President of Finance for Borden Foods Corporation. He began his career at Deloitte & Touche after earning a Master’s Degree in Accounting at Syracuse University.
Douglas A. Johns joined the Company on May 9, 2015 but had served as Executive Vice President and General Counsel under the Shared Services Agreement with MPM since October 1, 2010. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. He also serves as Executive Vice President, General Counsel and Secretary of Hexion Holdings. Mr. Johns was employed by Momentive Performance Materials Inc., serving as its General Counsel and Secretary from its formation on December 4, 2006 until October 24, 2014. Prior to that time, Mr. Johns served as General Counsel for GE Advanced Materials, a division of the General Electric Company from 2004 to December 2006. Mr. Johns began his career as a trial lawyer at the U.S. Department of Justice and was in private practice before joining GE in 1991, where he served as Senior Counsel for global regulatory and environmental matters and Senior Business Counsel at GE Plastics’ European headquarters in Bergen Op Zoom, The Netherlands from 2001 to 2004. He graduated with honors from Oberlin College, and holds an MBA from University of Massachusetts, Amherst and a JD from Northeastern University School of Law.
John P. Auletto was elected Executive Vice President - Human Resources effective May 15, 2016. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. Mr. Auletto joined the Company in September 1999 as Director of Human Resources for the Performance Resins Group. Since then he has held various positions with increasing responsibilities in human resources, including most recently, Vice President- Human Resources for the Epoxy, Phenolic and Coating Resins Division from April 2013 to May 15, 2016. Prior to joining the Company, Mr. Auletto served in human resources roles with Associates National Bank, W.L. Gore & Associates, and The Bank of New York.
Nathan E. Fisher was elected Executive Vice President - Procurement of the Company on June 1, 2005. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code.He served as Executive Vice President - Procurement of Momentive Performance Materials Inc., having been elected to that position on October 1, 2010 and ending on December 31, 2019. Mr. Fisher joined the Company in March 2003 as Director of Strategic Sourcing and was promoted to Vice President - Global Sourcing in September 2004. Previously, Mr. Fisher worked in Procurement Management and Supply Chain at Eastman Chemical and as in industrial engineering at Texas Instruments. He earned a bachelor’s degree in industrial engineering from Tennessee Technological University and a master’s degree in business administration from East Tennessee State University.
Matthew A. Sokol has been Chief Administrative Officer of the Company since February 21, 2019. He joined the Company in November 2017 as Executive Vice President, Business Development and Strategy. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. Mr. Sokol came from Lanxess Solutions, Inc. (formerly Chemtura Corporation), where he served as Interim Vice President of HR and M&A (NAFTA) for Lanxess. Mr. Sokol joined Chemtura in October 2005 and held a number of senior leadership roles including leading M&A, which ultimately culminated in the sale of the company to Lanxess in April 2017. Previous roles at Chemtura included: Head of Corporate Development & Investor Relations; General Manager, Flame Retardants; and Director, Strategic Corporate Development. While at Chemtura, Mr. Sokol also served as Associate General Counsel, IEP Segment, and Assistant General Counsel. Prior to Chemtura, Mr. Sokol served as senior litigation associate at Tyler, Cooper & Alcon, LLP from September 1999 to October 2005.
Paul G. Barletta was elected Executive Vice President of Operations of the Company as of February 2019. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. Prior to that, he was Senior Vice President, Environmental Health and Safety and Global Epoxy Manufacturing in 2018. From 2005 to 2018 he held various management roles including Vice President of Global Epoxy Manufacturing. He has been at Hexion since its formation in 2005. His previous experience also includes Site Manager at Resolution Performance Products, Inc. from 2000 to 2005 and its predecessor company, Shell Chemical. He joined Shell in 1980 and has held a variety of roles in manufacturing including Engineering, Production, Maintenance, EHS, Manufacturing Excellence, Quality, and Special Projects. He served on the Louisiana Chemical

Association Board of Directors from 2006 to 2019. He holds a BS in Chemical Engineering from Wayne State University.
Ann Frederix has 30 years of experience in the chemical industry. She has been with Hexion from its formation in 2005, and has been Senior Vice President and General Manager, Global Epoxy & Versatics since June 2019. On April 1, 2019, the Debtors filed Bankruptcy Petitions for reorganization under Chapter 11 of the Bankruptcy Code. She was Vice President Epoxy Specialties from 2016 to 2019 and was Business Director and Global Marketing Manager from 2009 to 2014. Her previous experience also includes Technology Director Europe at Resolution Performance Products and Manager at Hexion’s predecessor company Shell Chemicals. In her current role, she is responsible for developing and executing strategy for the Business. Dr. Frederix earned a PhD in organic chemistry from Catholic University of Leuven in 1990.
Sanjeev Rastogi joined Hexion in May 2021 as Senior Vice President - Global Resins. Mr. Rastogi is an accomplished global executive bringing to Hexion a distinguished track record of creating profitable growth and value. Throughout his 25-year career, he has held a variety of senior leadership roles. He most recently served as Vice President and General Manager, Performance Materials and Technologies at Honeywell International Inc. where he had overall responsibility for the direction and results of the company’s global Fluorine Products business since January 2018. With Honeywell since 2004, he held a number of roles with progressively broader experience and increased responsibilities, including: Business Director, Foam and Industrial Products and several strategic marketing and innovation director roles for several businesses. Prior to Honeywell, he served as Associate Principal with Arthur D. Little /Charles River Associates, a leading strategic consulting firm, and as a project scientist with Union Carbide/Univation Technologies. Mr. Rastogi earned a bachelor’s of science degree in chemical engineering from the University of Bombay, a doctorate degree in chemical engineering from the University of Delaware, and a master’s in business administration from New York University, Stern School of Business.
Director Independence
The rules of the NYSE require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person that, in the opinion of our board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our board has determined that each of Patrick J. Bartels, Jeffrey D. Benjamin, James N. Chapman, Joaquin Delgado, Carol S. Eicher, Michael J. Shannon, John K. Wulff and Stephen D. Newlin is an independent director under applicable SEC and NYSE rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Board Composition
Our board of directors consists of nine members. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our amended and restated certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.
Board Committees
Our board of directors has four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an environment, health and safety committee. Both our audit committee and our compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website, located at http://investors.hexion.com/governance-highlights.

Audit Committee
Our audit committee consists of Jeffrey D. Benjamin, Patrick J. Bartels Jr., James N. Chapman and John K. Wulff. Our board of directors has determined that John K. Wulff qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that all members of the committee are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. The principal duties and responsibilities of our audit committee are as follows:
•prepare the annual audit committee report to be included in our annual proxy statement;
•oversee and monitor our financial reporting process;
•oversee and monitor the integrity of our financial statements and internal control system;
•oversee and monitor the independence, retention, performance and compensation of our independent auditor;
•oversee and monitor the performance, appointment and retention of our senior internal audit staff person;
•discuss, oversee and monitor policies with respect to risk assessment and risk management;
•oversee and monitor our compliance with legal and regulatory matters; and
•provide regular reports to the board.
The audit committee has the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.
Compensation Committee
Our compensation committee consists of Jeffrey D. Benjamin, James N. Chapman, Stephen D. Newlin and John K. Wulff. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. The principal duties and responsibilities of the compensation committee are as follows:
•review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;
•review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;
•review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;
•review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;
•administer incentive compensation and equity-related plans;
•review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;
•set and review the compensation of members of the board of directors; and
•prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Patrick J. Bartels Jr., Joaquín Delgado, Carol S. Eicher and Michael J. Shannon, all of whom meet the requirements for independence under the current NYSE listing standards. The principal duties and responsibilities of the nominating and corporate governance committee are as follows:
•identify candidates qualified to become our directors, consistent with criteria approved by our board of directors;
•recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;
•recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;
•identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;
•develop and recommend to our board of directors guidelines setting forth our corporate governance principles; and
•oversee the evaluation of our board of directors and senior management.
Environment, Health and Safety Committee
Our environmental, health and safety committee consists of Joaquín Delgado, Carol S. Eicher, Stephen D. Newlin and Michael J. Shannon, who serves as its chairman. The principal duties and responsibilities of the environmental, health and safety committee are as follows:
•to oversee the environmental, health and safety compliance programs and initiatives;
•to oversee compliance with environmental, health and safety indemnifications;
•to monitor our environmental, health and safety performance statistics;
•to recommend the general budget for environmental, health and safety capital spending;
•to oversee strategic planning and monitoring of environmental, health and safety regulations; and
•to oversee environmental, health and safety audit programs.
Compensation Committee Interlocks and Insider Participation
During 2020, our compensation committee consisted of: Jeffrey D. Benjamin, James N. Chapman, Stephen D. Newlin and John K. Wulff. None of these directors has ever served as an officer or employee of the Company. During 2020, none of the members of the compensation committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our board of directors or our compensation committee.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at www.hexion.com. The code of business conduct and ethics is available on our website.
Board Leadership Structure and Board’s Role in Risk Oversight
The board of directors has no set policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer. Craig A. Rogerson, our Chief Executive Officer, currently serves as the Chairman of the Board. The Board has determined this structure to be in our best interests and those of our stockholders at this time due to Mr. Rogerson’s extensive knowledge of us and our industry.
The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

COMPENSATION DISCUSSION AND ANALYSIS
In this Compensation Discussion and Analysis, we describe our process for determining the compensation and benefits provided to our “Named Executive Officers” (“NEOs”) and any material compensation and benefits decisions we have made with respect to our NEOs for 2020. Our 2020 NEOs are

Name	Title & Position
Craig A. Rogerson	President & Chief Executive Officer
George F. Knight	Executive Vice President & Chief Financial Officer
Douglas A. Johns	Executive Vice President & General Counsel
Ann Frederix	Senior Vice President and General Manager, Coatings & Composites
Mark I. Alness(1)	Senior Vice President and General Manager, Global Adhesives
(1)     In May 2021, Mark retired after serving the Company for 40 years, and Sanjeev Rastogi replaced him as Senior Vice President of Global Resins.

Oversight of Executive Compensation
Our Board of Directors is responsible for our governance, including the responsibility for determining the compensation and benefits of our executive officers. All executive compensation decisions made during 2020 for our NEOs were made by the Compensation Committee of the Board of Directors (the “Committee”).
The Committee sets the principles and strategies that guide the design of our executive compensation program. The Committee annually evaluates the performance and compensation levels of the NEOs. This annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that incentives are not only aligned with our strategic goals, but also enable us to attract and retain a highly qualified and effective management team. Based on this evaluation, the Committee approves each executive officer’s compensation level, including base salary, annual incentive opportunities and long-term incentive opportunities.
In order to obtain a general understanding of current compensation practices when setting total compensation levels for our NEOs, the Committee considers broad-based competitive market data on total compensation packages provided to executive officers with similar responsibilities at comparable companies. Such companies include those within the chemical industry, as well as those with similar revenues and operational complexity outside the chemical industry. As warranted, the Committee may use data obtained from third-party executive compensation salary surveys such as those published by Willis Towers Watson and AonHewitt when determining appropriate total compensation levels for our NEOs. The Committee retained its own executive compensation consultant, Lyons Benenson & Company, Inc., to review and advise the Committee on our executive compensation program and practices. In 2020, the specific peer companies used by Lyons Benenson & Company, Inc. were the following:

2020 Peer Companies
AdvanSix Inc.	Albemarle Corporation	Ashland Global Holdings, Inc.
Avient Corporation	Celanese Corporation	Eastman Chemical Company
H.B. Fuller Company	Huntsman Corporation	Kraton Corporation
Kronos Worldwide, Inc.	NewMarket Corporation	Olin Corporation
RPM International Inc.	Stepan Company	The Chemours Company

Executive Summary
Fiscal 2020 Company Performance
Despite negative COVID-19 economic headwinds in the first half of 2020, Hexion showed consecutive quarter over quarter growth in the second half of 2020 due to recovering economic demand in many key end markets as we recovered from the global pandemic. We also had our highest fourth quarter Segment EBITDA1 from continuing operations in the last seven years. Despite overall softer earnings and the ongoing pandemic in 2020, we were able to generate strong cash flow from operations2 of $116 million and positive free cash flow3 of $8 million in 2020. We exited the year in a strong financial position with significant liquidity of $561 million to support our ongoing business initiatives. In addition to our strong liquidity performance in 2020, we also had strong EH&S performance for the year.
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(1)Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items, other income and expenses and discontinued operations. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. For further information, see Note 20 in Part I of our audited consolidated financial statements and below for reconciliation of net (loss) income to Segment EBITDA.
(2)Cash Flow From Operations is defined as the Cash Flow provided by Operating activities for its continuing operations from the Company’s Consolidated Statement of Cashflows included in this prospectus for the year ended December 31, 2020.
(3)Free cash flow is a non-GAAP financial measure and is a liquidity measure used by the Company. Free cash flow is defined by the Company as net cash provided by (used in) operating activities less capital expenditures on property, plant and equipment.
(4)Third Quarter 2019 Segment EBITDA results excludes $18 of previously recorded deferred contract revenue that was accelerated as a result of the application of fresh start accounting in 2019.

Executive Compensation Objectives and Strategy
Our executive compensation program is designed to set compensation and benefits at a level that is appropriate, internally equitable and externally competitive. Specifically, the Committee is guided by the following principles:

Principle	Description
Pay for Performance	We emphasize pay for performance, as measured by achievement of company operational and financial objectives, and the realization of personal goals. We believe that a significant portion of each executive officer’s total compensation should be variable and contingent upon the achievement of specific and measurable financial and operational performance goals.
Align Incentives with Shareholders	Our executive compensation program is designed to focus our NEOs on our key strategic, financial and operational goals that will translate into long-term value-creation for our shareholders.
Balance Critical Short-Term Objectives and Long-Term Strategy	We believe that the compensation packages we provide to our NEOs should include a mix of short-term, cash-based incentive awards that encourage the achievement of annual goals, and long-term cash and equity elements that reward long-term value-creation for the business.
Attract, Retain and Motivate Top Talent	We design our executive compensation program to be externally competitive in order to attract, retain and motivate the most talented executive officers who will drive company objectives.
Pay for Individual Achievement	We believe that each executive officer’s total compensation should correlate to the scope of his or her responsibilities and relative contributions to our performance.
CEO Total Direct Compensation
The CEO’s target total direct compensation for 2020 was consistent with our pay for performance philosophy and focuses a significant portion on variable compensation that is closely aligned with Company performance. In the chart below, the CEO’s targeted pay mix is compared to the pay mix reflected in actual delivered compensation for 2020. The major difference when comparing target to actual is driven by the annual incentive payout, which was significantly below target based on 2020 performance. Like many other companies in the chemical industry, our revenues were significantly lower in the second quarter due to the worldwide impact of the coronavirus. This reduction in revenues led to EBITDA performance that missed the target we had set for the second quarter. While our EBITDA performance in the third and fourth quarters of 2020 was higher than the prior year, it was not enough to fully offset the impact of the second quarter, and led to a 0% payout on the EBITDA portion under our annual incentive plan.

2020 CEO and NEO Direct Compensation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
—%
41%
27%
18%
14%
43%
29%
8%
20%
29%
19%
20%
31%
28%
19%
14%
39%
Base Salary
Annual Incentive
Restricted Stock Units
Performance Stock Units
Target Pay Mix (CEO)
Actual Pay Mix (CEO)
Target Pay Mix (Other NEO's)
Actual Pay Mix (Other NEO's)

2020 Executive Compensation Updates
•Mr. Rogerson, our CEO, was on a paid medical leave that began March 25, 2020. Mr. Rogerson returned to full-time work on September 14, 2020, although he was working on a part-time basis beginning June 22, 2020. Until Mr. Rogerson returned to full-time work, the Chief Financial Officer, Mr. Knight, served as our interim Chief Executive Officer.

•We continued our focus on (i) motivating our NEOs to deliver improved performance and (ii) retaining key talent during difficult business cycles through the use of the goals set in our annual and long term incentive plans.
•The Committee reviewed the base salaries of our NEOs in the first quarter of the year. After considering the accomplishments of our NEOs, internal equity dynamics and external market factors, the Committee determined to increase the base salaries of four of our NEOs. We delivered these annual merit base salary increases effective July 2020, consistent with our recent past practice. Details of the increases can be found in the “Components of Our Executive Compensation Program- Base Salary” section below.
•We are not currently required to hold a shareholder advisory “say-on-pay” vote.
Evaluating Company and Individual Performance
In determining compensation, the Committee considered both prior year accomplishments as well as the accomplishments of our NEOs in 2020:

Named Executive Officer	2020 Accomplishments
Mr. Rogerson Chairman, President and Chief Executive Officer
•Despite negative COVID-19 economic headwinds in the first half of 2020, led us to consecutive quarter over quarter growth in the second half of the year.
•Provided key leadership to strategic portfolio optimization efforts during the year.
•Led us to excellent cash performance for the year despite missing the annual EBITDA goal due to the impact of the global pandemic.

Mr. Knight Executive Vice President and Chief Financial Officer
•Served as interim CEO and successfully drove initiatives forward.
•Provided key leadership to the sale of our Phenolic Specialty Resin, Hexamine and European-based Forest Products Resins businesses.
•Provided critical support to significant initiatives including our global Business Services rollout.

Mr. Johns Executive Vice President and General Counsel
•Provide significant legal support to our sale of our Phenolic Specialty Resin, Hexamine and European-based Forest Products Resins businesses.
•Led our continued compliance training program.
•Provides significant counsel and advice on key strategic business initiatives.

Ms. Frederix Senior Vice President and General Manager, Coatings & Composites	•Provided key leadership to the Coatings and Composites segment’s recovery from the impact of the global pandemic. •Delivered solid working capital management. •Strong focus on margin improvement.
Mr. Alness Senior Vice President and General Manager, Global Adhesives
•Established a new product development team and process to deliver on key market opportunities.
•Successfully took actions to wind down non-performing business.
•Effectively managed operations at a key Latin America site.

Components of Our Executive Compensation Program
The principal components of our executive compensation program are shown in the table below. The following section describes each of these components in further detail.

Type	Components
Annual Cash Compensation	Base Salary
Annual Cash Incentive Awards
Discretionary Awards
Long-Term Incentives	Equity Awards
Long-Term Cash Awards
Benefits	Health and Welfare Benefits
Retirement Benefits
Other	International Assignment Compensation
Change-in-Control and Severance Benefits
1.Annual Cash Compensation
Base Salaries
The base salaries of our NEOs are designed to be commensurate with the position’s overall responsibility, complexity and difficulty, and scope and impact within the organization, as well as the executive’s performance in the role and ability to assume increasing levels of responsibility within Hexion. The annual base salaries of our NEOs are also intended to be internally equitable and externally competitive with the market.
The Committee reviews our NEOs' base salary levels (i) annually, in conjunction with annual performance reviews, or (ii) in connection with promotions or significant changes in job responsibilities. When evaluating base salary increases, the Committee considers various factors, such as job performance, total target compensation, internal equity, impact on value-creation and the external competitive marketplace.
The base salary change for each NEO is shown in the table below. No base salary increase was granted to Mr. Rogerson based on market considerations. The effective date of the salary increases for Messrs. Knight, Johns and Alness was June 29, 2020, and Ms. Frederix’s salary increase was effective July 1, 2020, both consistent with our past practice in delivering annual merit increases.

Name	2019 Base Salary	2020 Base Salary	2020 Increase (Decrease)
Mr. Rogerson Chairman, President and Chief Executive Officer	$1,250,000	$1,250,000	—%
Mr. Knight Executive Vice President and Chief Financial Officer	$524,579	$540,316	3.00%
Mr. Johns Executive Vice President and General Counsel	$530,660	$543,927	2.50%
Ms. Frederix (1) Senior Vice President and General Manager, Coatings & Composites	$401,049	$413,080	3.00%
Mr. Alness Senior Vice President and General Manager, Global Adhesives	$460,000	$473,800	3.00%
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(1)Ms. Frederix’s local currency salary was converted from Euros to US Dollars based on a 2020 average exchange rate of 1.1389 Euros per US Dollar.

Annual Incentive Awards
Our annual incentive compensation plan (“ICP”) is a short-term performance-based plan designed to reward participants for delivering increased value to the organization relative to specific financial and other critical business objectives that have been approved by the Committee at the beginning of each performance year . Annual incentive compensation awards are targeted at a level that, when combined with base salaries and other components of our total rewards program, is intended to yield total annual cash compensation that is competitive in the external marketplace, while awards for performance that exceeds the established targets are intended to result in total annual cash compensation above the market median.
The performance targets under the ICP are identical for our top executives and other ICP eligible, salaried associates. We strive to set annual incentive award measures and goals that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value-creation, while allowing us to attract and retain highly talented senior executives. Annual ICP measures and goals are determined in connection with the development of an overall budget for Hexion Holdings Corporation and its subsidiaries. Performance goals may be based on a number of factors, such as our prior-year performance, current market trends, anticipated synergies, integration efforts around acquired assets or businesses, potential pricing actions, raw material projections, the realization of planned productivity initiatives, expansion plans, new product development, environmental, health and safety, and other financial and/or strategic factors that could potentially impact operations.
The 2020 Annual Incentive Compensation Plan
In early 2020, the Committee approved the 2020 ICP for us and our subsidiaries, which we refer to as the “2020 ICP.” Under the 2020 ICP, our NEOs and other eligible participants had the opportunity to earn annual cash incentive compensation based upon the achievement of certain financial and EH&S goals.
The Hexion performance goals were established based on the following measures:

Measure	Description	2020 ICP Target
Segment EBITDA	Equals earnings before interest, taxes, depreciation and amortization, adjusted to exclude discontinued operations, certain non-cash and other unusual income and expense items.

	See Items 7 & 8 of our audited consolidated financial statements for a reconciliation of Hexion Net Income to Segment EBITDA.	Hexion Segment EBITDA (1) ($415.0 million) Coatings & Composites Segment EBITDA ($164.4 million) Global Resins Segment EBITDA ($211.1 million)
Cash Flow from Operations	Encompasses Segment EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other operating cash flow items such as income taxes paid and pension contributions. Cash flow from operations excludes restructuring, unusual financing transactions, Business Services implementation costs and any proceeds/costs relative to acquisitions and divestitures.	Hexion Global Cash Flow (Net cash generation of $100 million)
SIFs	Severe or high-potential incidents.	Three (3) incidents
OIIR	Occupational illness and injury rate.	0.53 Which would represent top quartile performance among medium-sized companies in the American Chemistry Council.
ERI	Total environmental incidents	15 incidents A reduction of five (5) incidents or 25% improvement from the prior year.
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(1)Reflects EBITDA reported for the overall company (globally), including Corporate costs that are not allocated to the segments.

Each of the 2020 performance goals was measured independently such that a payout for the achievement of one element was not dependent upon the achievement of any other performance measure. This was intended to keep associates focused on driving continuous improvement in EH&S and cash flow, in addition to EBITDA.
Awards under the 2020 ICP were calculated as follows: each participant was designated a target award under the 2020 ICP based on a percentage of his or her base salary, which varies by participant based on the scope of the participant’s responsibilities and externally competitive benchmarks. The target bonus percentages for the NEOs are reflected in the chart below.
Note: For the EBITDA and Cash Flow goals, no payout is earned at the minimum level of achievement. NEOs begin to earn a payout only when achievement exceeds the minimum. See table below for payout percentages for EH&S goals.
In 2020, for the EBITDA and Cash Flow goals, the Committee established a minimum level of performance at or below which there is no payout for that component. Above the minimum level of performance, each NEO earns a payout calculated on a linear path up to and including the target level of performance (100% payout). Above the target level of performance, each NEO earns a payout calculated on a linear path up to and including the maximum level of performance (200% payout). The Committee established fixed payout percentages for our NEOs for the EH&S goals. The Committee established minimum (30% payout), target (100% payout) and maximum (200% payout) levels of performance for OIIR and ERI. Only target (100% payout) and maximum (200% payout) levels of performance were established for SIFs.

(in millions)	Minimum	Target	Maximum
Hexion Segment EBITDA (1)	$375.0	$415.0	$450.0
Coatings & Composites Segment EBITDA (1)	$148.6	$164.4	$178.3
Global Resins Segment EBITDA (1)	$190.7	$211.1	$228.9
Hexion Global Cash Flow (1)	$60	$100	$140
Payout percentages applicable to achievement of EBITDA and Cash Flow goals	—	100%	200%
EH&S Goal - SIFs (2)	NA	3	1
EH&S Goal - OIIR	0.65	0.53	0.35
EH&S Goal - ERI	18	15	12
Payout percentages applicable to achievement of EH&S goals	30%	100%	200%
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(1)Amounts reflected are in millions.
(2)Reflects number of incidents.
The following table summarizes the target awards, performance measures, weightings, achievements and payouts for the 2020 ICP awards granted to our NEOs. The 2020 ICP award amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Each NEO’s actual bonus under the 2020 ICP is calculated based on the information provided in the table below. In each case, the “Target Award” amount for each NEO is multiplied by the weighting percentage and performance achieved percentage for each individual component to determine the payout for that component. The total bonus payout is the sum of the individual component payouts.

Name	Incentive Target (% of Base Salary)	Target Award ($)(1)	Performance Criteria / Weighting %	Performance Achieved (%)	2020 ICP Payout ($)

Mr. Rogerson	125%	1,562,500	Hexion Global EBITDA - Corp / 65%	0%	—
			Hexion SIF / 5%	200%	126,099
			Hexion OIIR / 2.5%	144%	45,536
			Hexion ERI / 2.5%	200%	63,050
			Hexion Cash Flow / 25%	58%	181,268

Mr. Knight	70%	378,221	Hexion Global EBITDA / 65%	0%	—
			Hexion SIF / 5%	200%	37,822
			Hexion OIIR / 2.5%	144%	13,658
			Hexion ERI / 2.5%	200%	18,911
			Hexion Cash Flow / 25%	58%	54,369

Mr. Johns	70%	380,749	Hexion Global EBITDA - Corp / 65%	0%	—
			Hexion SIF / 5%	200%	38,075
			Hexion OIIR / 2.5%	144%	13,749
			Hexion ERI / 2.5%	200%	19,037
			Hexion Cash Flow / 25%	58%	54,733

Ms. Frederix	60%	247,848	Hexion Global EBITDA - BU / 32.5%	0%	—
			Hexion Coatings & Composites EBITDA - BU / 32.5%	10%	8,136
			Hexion SIF / 5%	200%	24,785
			Hexion OIIR / 2.5%	144%	8,950
			Hexion ERI / 2.5%	200%	12,392
			Hexion Cash Flow / 25%	58%	35,628

Mr. Alness	60%	284,280	Hexion Global EBITDA - BU / 32.5%	0%	—
			Hexion Global Resins EBITDA - BU / 32.5%	0%	—
			Hexion SIF / 5%	200%	28,428
			Hexion OIIR / 2.5%	144%	10,266
			Hexion ERI / 2.5%	200%	14,214
			Hexion Cash Flow / 25%	58%	40,865
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(1)Ms. Frederix’s ICP target award and payout was converted from Euros to US Dollars based on a 2020 average exchange rate of 1.1389 Euros per US Dollar.

Discretionary Awards
The CEO periodically uses discretionary awards to reward exemplary efforts. Often, such efforts are required by atypical business conditions or are related to special projects impacting long-term business results. Discretionary awards are also used for retention purposes or in connection with a new hiring or promotion. Any discretionary award to an executive officer must be approved by the Committee. In 2020, Mr. Rogerson recommended, and the Committee approved, a discretionary award for Mr. Knight to reward him for the significant additional contributions he made during the period Mr. Knight served as both our CFO and interim CEO while Mr. Rogerson was out on a medical leave. In addition, the Committee approved a discretionary award for Mr. Rogerson which resulted in a total payout relative to target consistent with the other NEOs in corporate roles. Please see Footnote 1 to our Summary Compensation Table below for details of both awards.
2. Long-Term Incentive Awards
Equity Awards
The Committee believes that equity awards play an important role in creating incentives to maximize Company performance, motivating and rewarding long-term value-creation, and further aligning the interests of our executive officers with those of our shareholders. Our NEOs, as well as other members of the leadership team and other eligible associates, participate in the equity plan sponsored by Hexion Holdings Corporation. Awards under these plans are factored into the executive compensation program established by the Committee.
Our long-term strategy includes the use of periodic grants as well as ongoing annual grants of equity. We believe that periodic grants provide an incentive toward a projected long-term equity value and keep participants focused on the achievement of that long-term objective. Annual equity grants are a tool to both retain key associates and drive toward the achievement of longer-term business objectives. Our equity awards contain performance- and service-vesting requirements. Awards that are conditioned on service-vesting requirements function as a retention incentive, while awards that are conditioned on performance- and service-vesting requirements are linked to the attainment of specific longer-term financial goals.
In August 2019, the Board adopted the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Plan”). Under the 2019 Plan, annual grants were made in March 2020 to the NEOs, which included the following types of equity awards: (i) time-based restricted stock units (“RSUs”) and (ii) performance-based stock units (“PSUs”). These equity awards were granted to our NEOs and other selected management team executives who are critical to delivering on the current and future performance goals of Hexion Holdings Corporation. These awards were granted to management in order to retain these executives and align their interests to those of our shareholders.
The stock units granted are non-voting units of measurement which are deemed for bookkeeping purposes to be equivalent to one share of common stock of Hexion Holdings Corporation. Of the stock units granted to the NEOs in March 2020, forty percent (40%) are RSUs and the remaining sixty percent (60%) are PSUs. The RSUs vest in equal installments on the first three anniversaries of the grant date.
The PSUs are divided into two equal tranches. The first tranche (50% of the PSUs granted) is earned based on achievement of adjusted return on invested capital (“Adjusted ROIC”) for the trailing 12 month period ending December 31, 2022. The second tranche (50% of the PSUs granted) is earned based on achievement of EBITDA margin (“EBITDA Margin”) for the trailing 12-month period ending December 31, 2022. Any PSUs earned based on the performance criteria become vested when settled in July 2023. The performance targets and percentage of PSUs eligible to be earned are reflected in the tables below.

Adjusted ROIC	Percentage of Adjusted ROIC PSUs earned	EBITDA Margin	Percentage of EBITDA Margin PSUs Earned
13.0%	50.0%	13.0%	50.0%
14.0%	100.0%	15.0%	100.0%
15.0%	150.0%	17.0%	150.0%

If the executive resigns without good reason prior to the settlement date:
•Vested RSUs are retained and any unvested RSUs are cancelled as of the resignation date.
▪Earned and unearned PSUs are cancelled as of the resignation date.
If the executive is terminated by us without cause, or the executive resigns for good reason prior to the settlement date:
•Vested RSUs are retained. The tranche of the RSUs that would vest on the immediately succeeding vesting date following the termination date of the executive accelerate and become immediately vested upon the executive’s termination date. Unvested RSUs as of the termination date are cancelled on the termination date.
•A pro-rata number of the PSUs remain eligible to be earned based on the number of days the executive is employed by us during the January 1, 2020 through December 31, 2022 period. The remaining PSUs are cancelled on the termination date.
If the executive dies or becomes disabled prior to the settlement date:
•The RSUs vest in full and all vested RSUs are settled as soon as administratively feasible, but in no event later than 30 days following such date of termination.
•Earned PSUs immediately vest and are settled as soon as administratively feasible, but in no event later than 30 days following the executive’s termination date. Unearned PSUs are cancelled upon the executive’s termination date.
Upon the executive’s retirement following attainment of age 60 with at least five years of service with us, and upon the executive providing us with four (4) months advance notice of the executive’s retirement date:
•Any unvested RSUs continue to vest in full.
•A pro-rata number of the PSUs remain eligible to be earned based on the number of days the executive is employed by us during the January 1, 2020 through December 31, 2022 period. The remaining PSUs are cancelled on the executive’s retirement date.
Unless otherwise noted above, vested RSUs and earned PSUs are subject to settlement in July 2023.
If a change-in-control transaction takes place during the RSU vesting period, all unvested RSUs will automatically vest and be settled in cash as soon as administratively feasible, but in no event later than 14 days following such change in control. If a change in control takes place prior to December 31, 2022, a pro-rata number of PSUs shall be deemed earned based on the number of days that elapsed from January 1, 2020 through the date of the change in control. Such earned PSUs vest immediately upon such change in control and will be settled in cash as soon as administratively feasible, but in no event later than 14 days following such change in control.
Unless otherwise noted above, (i) vested RSUs are subject to settlement and delivery of the underlying shares of common stock in July 2023; and (ii) earned PSUs are subject to settlement and delivery of the underlying shares of common stock in July 2023 unless, prior to the settlement date, the executive resigns his or her employment. Termination of employment for cause will result in the executive forfeiting earned, vested or unvested awards upon the termination date.
The details of the grants made to our NEOs are shown in the “Grants of Plan-Based Awards” table below.
Cash Awards
The Committee may, from time to time, approve long-term cash awards or plans for our key associates, including our NEOs. These awards are designed to pay over extended performance periods subject to the achievement of specified, measurable performance goals, and are further conditioned upon continued employment.

As such, these awards are useful for providing a defined value for achievement of our financial targets, as well as leadership stability. In addition, long-term cash awards help complement equity awards that are not yet liquid.
In November 2016, in an effort to retain key talent in a challenging business environment, long-term cash awards were granted under the Momentive Performance Materials Holdings LLC Long-Term Cash Incentive Plan (the “LTIP”) to all of our NEOs other than the CEO. The LTIP awards vest based upon service and/or performance metrics, depending upon the grantee.
In July 2017, following the retirement announcement of Mr. Craig Morrison, our former CEO, a modification was made to the 2016 awards to ensure stability and retention of key associates; including the NEOs, except for Mr. Rogerson. A portion of these awards that were payable based on achievement of performance metrics were converted into time-based awards payable in 2020 or 2021 as applicable. The LTIP was assumed by Hexion Holdings Corporation upon emergence from the balance sheet restructuring process on July 1, 2019. The amounts paid in July 2020 to Messrs. Knight, Johns, and Alness were $791,666, $862,021, and $352,296, respectively. Ms. Frederix will receive payment of the remaining tranche of her 2016 award in July 2021.
The above amounts are reported in the “Bonus” column of the Summary Compensation Table below.
3. Benefits and Perquisites
Benefits
We provide a comprehensive suite of benefits to eligible associates, including our NEOs. Our benefit programs are designed to provide market-competitive benefits for associates and their covered dependents. Each of our NEOs (other than Ms. Frederix) is covered under a health and welfare program that provides medical, prescription drug, dental, vision, life insurance and disability insurance benefits. Ms. Frederix is covered under the applicable health and welfare benefits program offered to associates in Belgium.
Each of our NEOs, other than Ms.Frederix, also participates in our savings plan, a defined contribution plan (the “401(k) Plan”), which allows eligible U.S. associates to make pre-tax contributions from 1% to 15% of eligible earnings up to the U.S. tax limits for qualified plans. Those associates are also eligible to receive matching contributions from us equal to 100% on contributions of up to 5% of eligible earnings. In addition, we make an annual retirement contribution, ranging from 3% to 7% of eligible earnings depending on years of service, to eligible associates actively employed on the last day of the year. An additional company contribution may be made if we achieve specified annual financial goals established at the beginning of each plan year. Ms. Frederix participates in a defined benefit pension plan offered to our Belgium associates, as further described in the Narrative to the Pension Benefits Table below.
Each of our NEOs, other than Messrs. Johns and Rogerson and Ms. Frederix, participated in a qualified cash balance pension plan on substantially the same terms as other plan participants (the “Hexion U.S. Pension Plan”). The Hexion U.S. Pension Plan was frozen in 2009, as discussed further in the Narrative to the Pension Benefits table below. In addition, because individuals are subject to U.S. tax limitations on contributions to qualified retirement plans, we provided a non-qualified retirement plan intended to provide plan participants, including our NEOs, with an incremental benefit on eligible earnings above the U.S. tax limits for the qualified plan (the “Hexion Supplemental Plan”). The benefits in the Hexion Supplemental Plan associated with the Hexion U.S. Pension Plan were also frozen in 2009. Our NEOs participated in the Hexion Supplemental Plan on the same basis as our other highly compensated salaried associates.
Additionally, because individuals are subject to U.S. tax limitations on contributions to a qualified retirement plan, and following the freezing of the Hexion Supplemental Plan, we established a non-qualified Supplemental Executive Retirement Plan (“SERP”) in 2011, which provides a benefit on eligible earnings that exceed the U.S. tax limit applicable to our 401(k) Plan. In 2020, our NEOs, other than Ms. Frederix, were eligible to receive a 5% company contribution on eligible earnings in excess of $285,000, which is the same benefit received by our other highly compensated salaried associates.

There were no significant changes to our benefit plans in 2020 that would impact our NEOs. There are descriptions of these plans in the Narrative to the Pension Benefits Table and Narrative to the Nonqualified Deferred Compensation Table below.
We may provide certain additional benefits to an executive officer if he or she is on a temporary international or domestic assignment. These benefits are externally competitive and a means to compensate the executive officer for financial expenses that would not exist if the executive remained in his or her home. For example, we may provide family travel and housing allowances, other one-time allowances, tax equalization payments, and reimbursements or payments for relocation from the executive officer’s home. In addition, pursuant to our relocation policy, certain expenses are grossed up to protect the executive from the tax consequences associated with those certain relocation expenses. We believe that, as a global company, it is necessary to offer this benefit to encourage key associates and executives to temporarily relocate for strategic business reasons. None of our NEOs received additional benefits related to temporary assignments or relocation in 2020.
Perquisites
A company-leased car is provided to Ms. Frederix and Mr. Alness in connection with their commercial responsibilities. Ms. Frederix pays a statutorily-determined tax based on the fiscal price of the car and a CO2 emission rate, consistent with market practice. We impute income to Mr. Alness each year, and withholds appropriate taxes, based on the value of the car and the percentage of time Mr. Alness uses our car for his personal benefit, also consistent with market practice.
Employment Agreements and Restrictive Covenants
We entered into an employment agreement with Mr. Rogerson effective July 1, 2019. Otherwise, we don’t have employment agreements with our NEOs other than in countries where it is common practice to employ an executive by contract.
Change-in-Control and Severance Benefits
Our NEOs are generally entitled to change-in-control and severance protections. We believe that appropriate change-in-control and severance protections accomplish two objectives. First, they create an environment where key executives are able to take actions in our best interest without incurring undue personal risk. Second, they foster management stability during periods of potential uncertainty. We are also cognizant that excessive pay in the form of change-in-control and severance protection would not be in our best interest because such pay may encourage undue risk-taking. In an attempt to balance the delicate equation, the Committee has determined to provide these benefits very selectively. The arrangements for our NEOs other than Mr. Rogerson were implemented in prior years. The arrangement for Mr. Rogerson was implemented in connection with the Emergence and was an important tool to ensure his continued service during this critical time for us. The change-in-control and severance benefits payable to our NEOs are discussed in the Narrative to the Summary Compensation Table and in the discussion on Potential Payments Upon Termination of Employment below.
Summary Compensation Table
The following table provides information about the compensation of our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers whom we collectively refer to as our NEOs.

Name and Principal Position(a)	Year (b)	Salary ($) (c)	Bonus ($) (d) (1)	Stock Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h) (3)	All Other Compensation ($) (i) (4)	Total ($) (j)
Craig A. Rogerson President and Chief Executive Officer	2020	1,250,000	99,445	5,925,000	—	415,953	2,235	115,041	7,807,674
	2019	1,125,000	—	23,814,996	—	1,068,178	330	202,013	26,210,517
	2018	1,000,000	—	—	—	916,000	—	374,556	2,290,556
George F. Knight Executive Vice President and Chief Financial Officer	2020	532,447	1,041,666	1,022,228	—	124,760	16,476	69,229	2,806,806
	2019	515,464	250,113	1,602,096	—	306,139	49,028	67,772	2,790,612
	2018	496,612	475,000	—	—	324,672	—	53,412	1,349,696
Douglas A. Johns Executive Vice President and General Counsel	2020	537,293	862,021	894,343	—	125,594	1,414	66,598	2,487,263
	2019	523,936	208,428	1,255,704	—	309,688	430	64,306	2,362,492
	2018	517,213	517,213	—	—	331,637	—	50,548	1,416,611
Ann Frederix Senior Vice President and General Manager Global Epoxies	2020	407,065	—	520,436	—	89,891	1,049,294	13,667	2,080,353
	2019	375,986	290,626	974,250	—	105,232	793,347	—	2,539,441

Mark I. Alness Senior Vice President Global Resins	2020	466,900	352,296	605,661	—	93,773	13,770	61,315	1,593,715

_____________________
(1)The amounts shown in column (d) for 2020 reflect time-based amounts paid under the LTIP and for Messrs. Rogerson and Knight, also includes a discretionary bonuses of $99,445 and $250,000, respectively, as described in the Compensation Discussion & Analysis above.
(2)The amounts shown in column (g) for 2020 reflect the amounts earned under the 2020 ICP, based on performance achieved for 2020. The material terms of the 2020 ICP are described in the Compensation Discussion & Analysis above. Payments under the 2020 ICP were made in March 2021.
(3)The amounts shown in column (h) reflect the net actuarial increase in the present value of benefits under the Hexion U.S. Pension Plan and the Hexion Supplemental Plan for Messrs Knight and Alness. The increase in net present value for 2020 includes: for Mr. Knight, a $11,211 increase; and for Mr. Alness, a $9,142 increase in net present value. Mr. Rogerson, Ms. Frederix, and Mr. Johns are not participants in these plans. In addition, the amounts reported include excess interest credits in the Hexion non-qualified deferred compensation plans for Messrs. Rogerson, Knight, Johns and Alness. The amount reported for Ms. Frederix is the net present value increase in 2020 to her accrued benefit in the Hexion Belgium Pension Plan. See the Pension Benefits Table below, including the Narrative to Pension Benefits Table, for additional information regarding our pension calculations, including the assumptions used for these calculations.
(4)The amounts shown in the All Other Compensation column for 2020 include: for Mr. Rogerson: $115,041 of company contributions made or accrued to the defined contribution plans,, for Mr. Knight: $69,229 of company contributions made or accrued to the defined contribution plans; for Mr. Johns: $66,598 of company contributions made or accrued to the defined contribution plans; for Mr. Alness: $61,315 of company contributions made or accrued to the defined contribution plans, as well as the cost associated with personal use of his company car; and for Ms.Frederix $13,667, reflecting the cost associated with personal use of her company car.

Grants of Plan-Based Awards
The following table presents information about grants of plan-based awards during the year ended December 31, 2020, including the annual incentive compensation plan (2020 ICP) and annual equity awards granted under the 2019 MIP.

Name (a)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (h) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (i)	Exercise or Base Price of Option Awards ($/share) (j)	Grant Date Fair Value of Stock and Option Awards ($)(k)(3)
	Threshold ($) (b)	Target ($) (c)	Maximum ($) (d)	Threshold (#) (e)	Target (#) (f)	Maximum (#) (g)
Craig A. Rogerson
2020 ICP	3,906	1,562,500	3,125,000	—	—	—	—	—	—	—
2020 Equity Grant
RSUs	—	—	—	—	—	—	150,000	—	—	2,370,000
PSUs	—	—	—	112,500	225,000	337,500	—	—	—	3,555,000
George F. Knight
2020 ICP	946	378,221	756,442	—	—	—	—	—	—	—
2020 Equity Grant
RSUs	—	—	—	—	—	—	25,879	—	—	408,888
PSUs	—	—	—	19,410	38,819	58,229	—	—	—	613,340
Douglas A. Johns
2020 ICP	620	380,749	761,497	—	—	—	—	—	—	—
2020 Equity Grant
RSUs	—	—	—	—	—	—	22,642	—	—	357,744
PSUs	—	—	—	16,981	33,962	50,943	—	—	—	536,600
Ann Frederix
2020 ICP	952	247,848	435,229	—	—	—	—	—	—	—
2020 Equity Grant
RSUs	—	—	—	—	—	—	13,176	—	—	208,181
PSUs	—	—	—	9,837	19,673	29,510	—	—	—	312,255
Mark I. Alness
2020 ICP	711	284,280	568,560	—	—	—	—	—	—	—
2020 Equity Grant
RSUs	—	—	—	—	—	—	15,333	—	—	242,261
PSUs	—	—	—	11,500	23,000	34,500	—	—	—	363,400
_____________________
(1)The number reported reflects the number of performance-based stock units that could be earned based on achievement of the performance criteria at minimum, target and maximum. The aggregate Target Award was converted into a performance-based award (60%) based on a Hexion Holdings Corporation stock price of $15.00 per share.
(2)The number reported reflects the number of time-based restricted stock units granted. The aggregate Target Award value was converted into a time-based award (40%) based on a Hexion Holdings Corporation stock price of $15.00 per share.
(3)The values shown are based on a fair value of $15.80 per share for the time-based restricted stock units and the performance based stock units at Target.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements
We have employment agreements or employment letters with each of our NEOs, which provide for their terms of compensation, benefits, severance, and certain restrictive covenants. Details regarding the severance and restrictive covenant provisions are provided below under “Potential Payments upon a Termination or Change in Control.”
Mr. Rogerson’s Employment Agreement dated July 1, 2019, includes (i) a base salary at the rate of one million two hundred fifty thousand dollars ($1,250,000) per annum, (ii) an annual cash bonus with a target amount equal to 125% of his base salary, based on Mr. Rogerson’s and/or our attainment of certain criteria as determined by the Board, and (iii) a commitment that Mr. Rogerson will participate in our equity incentive program upon terms and conditions established by the Board.
Mr. Knight’s Terms of Employment dated October 22, 2015 provides that he is entitled to (i) receive an annual base salary of $475,000 for his first year (“Base Salary”), (ii) be eligible to receive annual cash incentive compensation payments (the “Annual Bonus”) with a target Annual Bonus opportunity of 70% of his Base Salary; and (iii) be eligible to receive severance equal to 18 months of Base Salary in the event of a termination by us without cause. Mr. Knight will not receive additional compensation for serving as a director of the Company.
Ms. Frederix’s Employment Agreement, as amended July 1, 2019, provides for (i) a base salary at the rate of three hundred fifty-two thousand one hundred and twenty-seven euros (EUR 352,127) per annum, (ii) an annual cash bonus with a target amount equal to 60% of her base salary, based on the achievement of certain targets determined annually by the Board, and (iii) a commitment that Ms. Frederix will participate in our equity incentive program upon terms and conditions established by the Board.In addition, Ms. Frederix receives a company car benefit under our car policy for Europe.
Mr. Johns’ Employment Agreement dated May 6, 2015 includes (i) a base salary of $497,319.68 per year (“Base Salary”); (ii) annual cash incentive compensation payments (“Annual Bonus”) with an annual target of 70% of his Base Salary; and (iii) eligibility to receive severance equal to 18 months of Base Salary in the event of a termination by the Company without cause. In addition, Mr. Johns received service credit for his prior years of service with MPM and GE for purposes of calculating his retirement benefits.
Mr. Alness’s Terms of Employment dated July 1, 2019 provide for (i) a base salary at the rate of four hundred sixty thousand dollars ($460,000) per year, (ii) an annual cash bonus with a target amount equal to 60% of base salary, based on the achievement of certain targets determined annually by the Board, and (iii) health and welfare and retirement benefits on the same terms and conditions as other eligible associates. In addition, Mr. Alness receives a company car under our car arrangements offered to eligible U.S. associates.
Grants of Plan-Based Awards
Each of our NEOs received an annual equity grant on March 9, 2020. The grant was delivered in a mix of time-based restricted stock units (40% of total award value) and performance-based stock units (60% of total award value). The time-based restricted stock units vest in equal installments on each of the first three anniversaries of the grant date and will be settled as soon as administratively feasible in July 2023. Fifty percent (50%) of the performance-based stock units are earned based on achievement of EBITDA margin for the trailing twelve month period ending December 31, 2022. A minimum of 50% will be earned if EBITDA margin of 13% is achieved, and a maximum of 150% will be earned if EBITDA margin of 17% is achieved. The remaining 50% of the performance-based stock units are earned based on achievement of adjusted return on invested capital (“Adjusted ROIC”) for the trailing twelve month period ending December 31, 2022. A minimum of 50% will be earned if Adjusted ROIC of 13% is achieved, and a maximum of 150% of the target shares will be earned if Adjusted ROIC of 15% is achieved. Any shares earned will vest and be settled as soon as administratively feasible in July 2023.

Outstanding Equity Awards at Fiscal Year-End
The following table presents information about outstanding stock awards held by our NEOs as of December 31, 2020. The securities underlying the awards are common shares of Hexion Holdings, and the awards were granted under the Hexion Holdings Corporation 2019 Omnibus Incentive Plan. See the footnotes and Narrative to Outstanding Equity Awards Table below, as well as the description of Equity Awards above, for a discussion of this plan and the vesting conditions applicable to the awards.

	Stock Awards(1)
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (b) (2)	Market Value of Shares or Units or Stock That Have Not Vested ($) (c) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (d) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(e) (3)
Craig A. Rogerson
Restricted Stock Units	700,000	8,575,000	―	―
Performance Stock Units	―	―	1,508,333	18,477,079

George F. Knight
Restricted Stock Units	62,879	770,268	―	―
Performance Stock Units	—	—	125,152	1,533,112

Douglas A. Johns
Restricted Stock Units	51,642	632,615	―	―
Performance Stock Units	—	—	101,629	1,244,955

Ann Frederix
Restricted Stock Units	35,676	437,031	―	―
Performance Stock Units	—	—	72,263	885,222

Mark I. Alness
Restricted Stock Units	40,333	494,079	―	―
Performance Stock Units	—	—	81,333	996,329
_____________________
(1)Reflects grants made on September 9, 2019 and March 9, 2020.
(2)The award granted September 9, 2019 vests in three equal annual installments on the first three anniversaries of July 1, 2019 however, is subject to forfeiture based on resignation prior to the settlement date. Settlement of vested awards that have not been forfeited will occur and will be settled within 10 days following July 1, 2022. The award granted March 9, 2020 vests in three equal annual installments on the first three anniversaries of the grant date and will be settled as soon as administratively feasible in July 2023.
(3)The market values shown in Columns (h) and (j) are based on the closing price of a share of Hexion Holdings Corporation common stock on the over-the-counter market as of December 31, 2020.
(4)Twenty-five percent (25%) of the award granted September 9, 2019 vests when, at any time during the Vesting Period, a $20 .00 volume-weighted average price (VWAP) is attained. Thereafter, an additional 7.5% of the award will vest with each $1.00 increase in the VWAP during the Vesting Period, until 100% of the award is vested if a $30.00 VWAP is attained during the Vesting Period. Any portion of the award that vests prior to July 1, 2022 is subject to settlement and delivery of the underlying shares of common stock in July 2022, and any portion of the award that vests on or after July 1, 2022, but before July 1, 2023, is subject to settlement and delivery of the underlying shares of common stock in July 2023. Fifty percent (50%) of the award granted March 9, 2020 is earned based on achievement of EBITDA margin for the trailing twelve month period ending December 31, 2022. A minimum of 50% of the target shares will be earned if EBITDA margin of 13% is achieved and a maximum of 150% of the target shares will be earned if EBITDA margin of 17% is achieved. The remaining 50% of the award granted on March 9, 2020 is earned based on achievement of adjusted return on invested capital (“Adjusted ROIC”) for the trailing twelve month period ending December 31, 2022. A minimum of 50% of the target shares will be earned if Adjusted ROIC of 13% is achieved and a maximum of 150% of the target shares will be earned if Adjusted ROIC of 15% is achieved. Any shares earned will vest and be settled as soon as administratively feasible in July 2023.
Narrative to Outstanding Equity Awards Table
2019 MIP
In August 2019, the Board of Directors of Hexion Holdings Corporation approved a new long-term equity incentive plan for employees and directors of the Company (the “2019 MIP”). Grants under the 2019 MIP are denominated in common shares of Hexion Holdings Corporation. Under the 2019 MIP, participants may receive grants of options to purchase shares, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards upon terms and conditions determined by the Board.
Grants of time-based and performance-based stock units were made in September 2019 and March 2020 to a select group of certain Company leaders, including our Named Executive Officers. The amount of each award was based on the executive’s scope of responsibility, market data, contribution to value creation and other relevant factors determined by the Board in its discretion. Grants of time-based restricted stock units and performance-based stock units were made. The time-based awards require continued service and function as a retention incentive, while the performance-based awards vest upon achievement of certain stock prices over a four-year period financial metrics, which we believe provides both a retention incentive and encourages the attainment of specific long-term financial objectives. The material terms of the grants made to our Named Executive Officers under the 2019 MIP in 2020 are further described in the Narrative to the Grants of Plan-Based Awards table.
Option Exercises and Stock Vested
The Option Exercises and Stock Vested table is omitted since there were no such transactions for our NEOs during the year ended December 31, 2020.
Pension Benefits
The following table presents information regarding the benefits payable to each of our NEOs at, following, or in connection with their retirement under the qualified and non-qualified defined benefit pension plans of the Company as of December 31, 2020. The table does not provide information regarding our qualified or non-qualified defined contribution plans. The amounts shown in the table for each participant represent the present value of the annuitized benefit and do not represent the actual cash value of a participant’s account.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c) (1)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Craig A. Rogerson(2)	Hexion U.S. Pension Plan	—	—	—
	Hexion Supplemental Plan	—	—	—
George F. Knight	Hexion U.S. Pension Plan	12.23	213,099	—
	Hexion Supplemental Plan	11.74	102,774	—
Douglas A. Johns(2)	Hexion U.S. Pension Plan	—	—	—
	Hexion Supplemental Plan	—	—	—
Ann Frederix (2)	Hexion Belgium Pension Plan	29.92	4,917,556	—
Mark Alness	Hexion U.S. Pension Plan	31	258,706	—
	Hexion Supplemental Plan	30.51	54,539
_____________________
(1)The number of years of credited service set forth in column (c) reflects the number of years between the NEO’s hire date and the earlier of (i) the plan freeze date, and (ii) December 31, 2020. The number of years of credited service is used to determine benefit accrual under the applicable plan.
(2)Messrs. Rogerson and Johns, and Ms. Frederix, do not participate in the Hexion U.S. Pension Plan or the Hexion Supplemental Plan.

Narrative to Pension Benefits Table
Hexion U.S. Pension Plan, Hexion Supplemental Plan and Hexion Belgium Pension Plan
The benefits associated with the Hexion U.S. Pension Plan and Hexion Supplemental Plan were frozen June 30, 2009, and January 1, 2009, respectively. Although participants will continue to receive interest credits under the plans, no additional benefit credits will be provided. Prior to the freeze, the Hexion U.S. Pension Plan provided benefit credits equal to 3% of earnings up to the social security wage base for the year, plus 6% of eligible earnings in excess of the social security wage base for the year, subject to the IRS-prescribed limit applicable to tax-qualified plans.
The Hexion Supplemental Plan provided non-qualified pension benefits in excess of allowable limits for the qualified pension plans. The benefit formula mirrored the qualified Hexion U.S. Pension Plan but applied only to eligible compensation above the federal limits for qualified plans. The accrued benefits are unfunded and are paid from our general assets upon the participant’s termination of employment with the Company.
The Hexion Supplemental Plan provided non-qualified pension benefits in excess of allowable limits for the qualified pension plans. The benefit formula mirrored the qualified Hexion U.S. Pension Plan but applied only to eligible compensation above the federal limits for qualified plans. The accrued benefits are unfunded and are paid from our general assets upon the participant’s termination of employment with the Company.
Under both the Hexion U.S. Pension Plan and Hexion Supplemental Plan, eligible earnings included annual incentive awards that were paid currently, but excluded any long-term incentive awards. Historically, the accrued benefits earned interest credits based on one-year Treasury bill rates until the participant begins to receive benefit payments. Effective January 1, 2012, the plans were amended to provide a minimum interest crediting rate of 300 basis points. Participants vest after the completion of three years of service.
Messrs. Knight and Alness are currently eligible for early retirement under the Hexion U.S. Pension Plan, having met the eligibility criteria of having reached age 55 with 10 years of service with the Company.
Ms. Frederix, our NEO in Belgium, participates in a contributory defined benefit pension plan covering certain employees in Belgium. The benefit is determined based on salary as well as service history with the company. The employee contributes between 1.5% to 5% of eligible earnings based on a specified formula and we are responsible for the remainder of the cost.
For a discussion of the assumptions applied in calculating the benefits reported in the table above, please see Note 16 to our audited consolidated financial statements.

Nonqualified Deferred Compensation
The following table presents information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c) (1)	Aggregate Earnings (Loss) in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Craig A. Rogerson
Hexion Supplemental Plan	—	—	—	—	—
Hexion SERP	—	88,050	4,191	—	190,660
George F. Knight
Hexion Supplemental Plan	—	―	6,394	—	216,616
Hexion SERP	—	28,007	3,478	—	133,327
Douglas A. Johns
Hexion Supplemental Plan	—	―	—	—	—
Hexion SERP	—	28,779	2,652	—	105,744
Ann Frederix
Hexion Supplemental Plan	—	―	—	—	—
Hexion SERP	—	—	—	—	—
Mark I. Alness
Hexion Supplemental Plan	—	―	5,293	—	179,332
Hexion SERP	—	14,974	3,384	—	122,927
_____________________
(1)The amount shown in column (c) for the Hexion SERP is included in the All Other Compensation column of the Summary Compensation Table for 2020. These amounts were earned in 2019 and credited to the accounts by Hexion in 2020.
Narrative to the Nonqualified Deferred Compensation Table
Hexion Supplemental Plan
Effective January 1, 2009, the benefits associated with this plan were frozen. This plan provided supplemental retirement benefits in the form of voluntary associate deferral opportunities and employer match on compensation earned above the IRS limit on qualified plans. The Hexion Supplemental Plan benefits are unfunded and paid from our general assets upon the associate’s termination of employment. Effective January 1, 2016, interest credits are made to the participants’ accounts at an interest rate determined by the Company, which has been defined as the greater of (i) the rate in the fixed income fund of the 401(k) Plan and (ii) 3%.
Hexion SERP
We adopted the Hexion SERP in 2011 to provide certain of our executives and other highly compensated associates, including our NEOs, an annual contribution of 5% of eligible earnings above the maximum limitations set by the IRS for contributions to a qualified defined contribution plan. Under the Hexion SERP, an unfunded non-qualified plan, eligible earnings are limited to base salary and amounts earned under our annual incentive compensation plan. Account credits are made to the plan during the third quarter of each year. Interest credits are provided in participants’ SERP accounts at an interest rate determined by the Company. Effective January 1, 2016, the interest rate determined by the Company is the greater of (i) the rate in the fixed income fund of the 401(k) Plan and (ii) 3%. This deferred compensation is paid six months following termination of employment.

Potential Payments Upon Termination Or Change-In-Control
We have employment agreements or letters with Rogerson, Knight, and Johns. The section below describes the payments that may be made to our Named Executive Officers upon separation, pursuant to these individual agreements, applicable corporate practices, or in connection with a change in control. For payments made upon a retirement, other than in connection with a separation or change in control, also see the discussion in the Pension Benefits and Nonqualified Deferred Compensation tables and related narratives above.
Severance/Termination Payments
The employment agreement with Mr. Rogerson provides that if Mr. Rogerson’s employment is terminated by the Company without cause or he resigns for good reason (as defined in his employment agreement), we will provide Mr. Rogerson with an amount equal to two times the sum of (x) his annual base salary and (y) his target annual bonus, paid in equal installments for 24 months, and continued COBRA coverage for 18 months at the expense of the Company (or until Mr. Rogerson becomes ineligible for such coverage), subject to his execution of a release of claims against the Company and his continued compliance with post-termination covenants. And provided further, if such termination of employment occurs following a change of control (as defined in the agreement), then the severance payment shall be equal to three times the sum of his annual base salary plus target bonus, such amounts to be paid in substantially equal installments for a period ending in 36 months. In addition, any accrued but unpaid compensation through the termination date (such as accrued but unpaid base salary, earned but unpaid bonus, and accrued and unused vacation) will be paid in a lump-sum payment at the time of termination. The employment agreement also contains an agreement to not disclose non-public information and a 12 month post-termination non-competition and non-solicitation agreement.
In addition, the employment agreement with Mr. Rogerson provides that if Mr. Rogerson’s employment is terminated by the Company upon or following a change-in-control (as defined in his employment agreement), we will provide Mr. Rogerson with an amount equal to three times the sum of (x) his annual base salary and (y) his target annual bonus, paid in equal installments for 36 months, and continued COBRA coverage for 18 months at the expense of the Company (or until Mr. Rogerson becomes ineligible for such coverage), subject to his execution of a release of claims against the Company and his continued compliance with post-termination covenants.
Under Mr. Knight’s terms of employment, he would receive 18 months of continued base salary if his employment is terminated through no fault of his own. In addition to agreeing to not disclose non-public information, pursuant to the Management Investor Rights Agreement under the 2011 Equity Plan, Mr. Knight has agreed not to compete with the Company during the period he receives severance payments from the Company and not to solicit Company associates for one year following the date he ceases receiving severance payments from the Company.
Under Mr. Johns’ terms of employment, he would receive 18 months of continued base salary if his employment is terminated by the Company without cause. In addition to agreeing to not disclose non-public information, pursuant to the Management Investor Rights Agreement under the 2011 Equity Plan, Mr. Johns has agreed not to compete with the Company during the period he receives severance payments from the Company and not to solicit Company associates for one year following the date he ceases receiving severance payments from the Company.
Ms. Frederix is entitled to severance based on local legislation in the event of involuntary termination without cause.
Mr. Alness is entitled to severance based on the standard guidelines for an E1 level executive from the March 2014 MPM Severance Plan, which was adopted by Hexion Holdings Corporation following emergence from Chapter 11. The standard guideline for an E1 level executive are two (2) weeks of severance per year of service with a minimum of thirty-six (36) weeks and a maximum of fifty-two (52) weeks. Based on his years of service with the company, Mr. Alness would receive fifty-two (52) weeks.

Termination Payments
The following table describes payments our NEOs would have received had the individual’s employment been terminated by the Company without cause, or in the case of Rogerson, by the executive for good reason or a change-in-control, as of December 31, 2020.

Name	Cash Severance ($)(1)	Estimated Value of Benefits ($)(2)	2019 LTI (3)	Restricted Stock Units(4)	Performance Stock Units (Refer to footnote)	Pension and Nonqualified Plan Payouts(5)
Craig A. Rogerson
Termination Without Cause	5,625,000	35,195	1,667,420	2,858,333	(6)	190,660
Resignation with Good Reason	5,625,000	35,195	―	2,858,333	(6)	190,660
Termination Due to Change-in-Control	8,437,500	35,195	1,667,420	8,575,000	(7)	190,660
Change in Control	—	—	—	8,575,000	(7)	—
George F. Knight
Termination Without Cause	810,474	24,186	250,113	256,755	(6)	665,816
Resignation with Good Reason	—	—	—	—	(8)	665,816
Termination Due to Change-in-Control	—	—	250,113	770,268	(7)	665,816
Change in Control	—	—	—	770,268	(7)	—
Douglas A. Johns
Termination Without Cause	815,890	47,479	208,428	210,870	(6)	105,744
Resignation with Good Reason	—	—	—	—	(8)	105,744
Termination Due to Change-in-Control	—	—	208,428	632,615	(7)	105,744
Change in Control	—	—	—	632,615	(7)	—
Ann Frederix
Termination Without Cause	—	—	118,702	145,677	(6)	—
Resignation with Good Reason	—	—	—	―	(8)	—
Termination Due to Change-in-Control	—	—	118,702	437,031	(7)	—
Change in Control	—	—	—	437,031	—	—
Mark I. Alness
Termination Without Cause	473,800	19,840	166,742	164,693	(6)	615,504
Resignation with Good Reason	—	—	—	—	(8)	615,504
Termination Due to Change-in-Control	—	—	166,742	494,079	(7)	615,504
Change in Control	—	—	—	494,079	(7)	—
_____________________
(1)This column reflects cash severance payments due under the NEO’s employment agreement, or under the applicable severance guidelines of the Company, as described above, based on salary as of December 31, 2020. The cash severance due to Ms. Frederix would be based on applicable local legislation and company guidelines.
(2)This column reflects the estimated value of health care benefits and outplacement services. Under our severance guidelines, each NEO, other than Ms. Frederix, would be entitled to 12 months of executive outplacement services in the event of a termination through no fault of their own. The values are based upon our estimated cost of providing such benefits as of December 31, 2020.
(3)The amount shown in this column is the amount that would be due pursuant to the 2019 LTI plan provisions.
(4)Amounts shown reflect the value of outstanding restricted stock units that would be due pursuant to plan and award agreement provisions, calculated based on the year-end stock price of Hexion Holdings Corporation.
(5)The amounts shown reflect the value of vested benefits as of December 31, 2020 for each of the other NEOs.
(6)The performance stock units granted on September 9, 2019 (the “2019 PSUs”) vest based on stock price and, upon termination without cause and, in Mr. Rogerson’s case, resignation with good reason, on December 31, 2020, the 2019 PSUs would continue to have the opportunity to vest, based on stock price, for the one-year period following termination of employment. Any 2019 PSUs that subsequently vest during the one-year period following termination of employment would be settled in shares of Hexion Holdings Corporation common stock in July 2022. The performance stock units granted on March 9, 2020 (the “2020 PSUs”) are earned based on achievement of specified Company performance criteria measured for the trailing twelve month period ending December 31, 2022. Upon termination without cause and, in Mr. Rogerson’s case, resignation with good reason, on December 31, 2020, one-third of the 2020 PSUs would remain outstanding and eligible to be earned based on achievement of the performance criteria. Any 2020 PSU’s subsequently earned would vest and be settled in shares of Hexion Holdings Corporation common stock in July 2023.
(7)With respect to the 2019 PSUs, upon a change in control, the 20 consecutive trading-day volume weighted average price per share of Hexion Holdings Corporation common stock (“VWAP”) shall be deemed to equal the per share price of Hexion Holdings Corporation common stock implied (or actually paid) in the change in control transaction as of such change in control, and the performance period shall expire immediately following such change in control. Any PSUs that vest based on the VWAP, as well as any previously vested PSUs, shall be settled within 10 days following such change in control in an amount of cash equal to the fair market value of such PSUs on the date of the change in control. With respect to the 2020 PSUs, if a change in control occurs prior to the end of the performance period, the performance period shall expire immediately following such change in control, and a number of PSUs equal to the product of (x) the number of PSUs granted multiplied by (y) a fraction, the numerator of which is the number of days that elapsed from January 1, 2020 through the date of the change in control and the denominator of which is the number of days from January 1, 2022 through December 31, 2022, shall be deemed earned and shall vest immediately upon such change in control. Any PSUs that are deemed earned shall vest and be settled as soon as administratively feasible, but in no event later than 14 days following such change in control, in an amount of cash equal to the fair market value of such vested PSUs on the date of the change in control.
(8)Messrs. Knight, Johns, Alness, and Ms. Frederix, do not have a resignation with good reason provision in employment arrangements that would entitle them to any additional benefits beyond any benefits that have already vested as of December 31, 2020.

In addition to these benefits, our NEOs would also generally be entitled to receive the benefits set forth above in the Pension Benefits Table and Nonqualified Deferred Compensation Table following a termination of employment for any reason.
Other Change-in-Control Payments
NEOs will be entitled to accelerated vesting of their outstanding unvested equity awards under the 2019 MIP, as reflected above, in connection with certain corporate transactions or change-in-control transactions. In addition, under the 2016 LTIP Awards, the service components of the awards would be deemed satisfied upon a change-in-control transaction but the performance conditions would not be deemed satisfied upon a change-in-control transaction.
Director Compensation
The following table presents information regarding the compensation earned or paid during 2020 to our directors who are not also NEOs and who served on the Board of Directors of Hexion Holdings during the year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards	Total ($)
Carol S. Eicher	117,500	326,523	444,023
Patrick Bartels	125,000	326,523	451,523
Joaquin Delgado	110,000	326,523	436,523
Jeffrey D. Benjamin	170,000	410,800	580,800
James N. Chapman	140,000	326,523	466,523
Stephen D. Newlin	110,000	326,523	436,523
Michael J. Shannon	125,000	326,523	451,523
John K. Wulff	130,000	326,523	456,523

Narrative to the Director Compensation Table
The members of the new independent board of directors were selected based on their qualifications and prior experience in the chemical industry and prior service on similar boards. We engaged a consultant to assist with determining our new directors’ compensation arrangements based on a review and analysis of the director compensation arrangements of our peer group of companies. Based on that analysis and the consultant’s recommendation, as well as the level of activity expected of our directors over the next few years, we adopted the following compensation arrangement for directors which will be evaluated on an annual basis:

Compensation Type	Amount ($)
Regular Board Service Annual Cash Retainer	100,000
Regular Board Service Annual Equity Grant	110,000
Lead Director Annual Cash Retainer	130,000
Lead Director Annual Equity Grant	140,000
Audit Committee Chair Retainer	25,000
Compensation Committee Chair Retainer	20,000
Nominating & Governance Committee Chair Retainer	12,500
Environmental, Health & Safety Committee Chair Retainer	20,000
Listing Committee Chair Retainer	25,000
Audit Committee Member Retainer	10,000
Listing Committee Member Retainer	10,000
Compensation Committee Member Retainer	5,000
Nominating & Governance Committee Member Retainer	5,000
Environmental, Health & Safety Committee Member Retainer	5,000
During 2020, Directors received grants of time-based restricted stock units (RSUs) on January 31, 2020 and August 14, 2020. The RSUs granted on January 31, 2020 reflect the initial equity grant made to directors following our emergence from Chapter 11 on July 1, 2019. These RSUs vest in three equal annual installments on July 1, 2020, July 1, 2021 and July 1, 2022. The RSUs granted on August 14, 2020 reflect the 2020 annual equity grant and vest in three equal annual installments on June 1, 2021, June 1, 2022 and June 1, 2023. Settlement of the RSUs granted on August 14, 2020 is deferred until the Director leaves Board service. The table below shows the current number of unvested RSUs held by each of our directors.

Name	Unvested RSUs
Carol S. Eicher	16,222
Patrick Bartels	16,222
Joaquin Delgado	16,222
Jeffrey D. Benjamin	20,445
James N. Chapman	16,222
Stephen D. Newlin	16,222
Michael J. Shannon	16,222
John K. Wulff	16,222
Compensation Committee Interlocks And Insider Participation
Messrs. Benjamin, Chapman, Newlin, and Wulff are not employed by Hexion Holdings. None of these directors is or has been an executive officer of the Company. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our Compensation Committee during the fiscal year ended December 31, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures for Related Party Transactions
We have a written Statement of Policy and Procedures Regarding Related Person Transactions that has been adopted by our Board of Directors.
The policy requires the Company to establish and maintain procedures for identifying potential or existing transactions between the Company and related persons. The policy generally adopts the definitions of “related person” and “transaction” set forth in Regulation S-K Item 404 under the Securities Act of 1933 and the Securities Exchange Act of 1934.
The types of transactions that are covered by our policy include financial and other transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $75,000.
Related persons include directors and director nominees, executive officers, shareholders beneficially owning more than 5% of the Company’s voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% shareholder is an employee, general partner or 5% shareholder.
Transactions identified by management that are between the Company and a related person that involve amounts exceeding $75,000 will be reviewed by the Board of Directors, the Audit Committee, or another appropriate committee of the Board of Directors. In certain situations, the Board or a committee may delegate authority to an individual Board member to review related person transactions.
Under the policy, the Board of Directors or a committee of the Board of Directors is directed to approve only those related person transactions that are determined by them in good faith to be in, or not inconsistent with, the best interest of the Company and its shareholders. In making this determination, all available, relevant facts and circumstances will be considered, including the benefits to the Company; the impact of the transaction on the related person’s independence; the availability of other sources of comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees in general.
Our policy recognizes that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of the Company and its shareholders, especially while we are a “controlled company.”
There were no material related person transactions where our policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed
Related Transactions
Transactions with Apollo
As of our emergence from bankruptcy on July 1, 2019, Apollo is no longer a related party to us. The disclosures below are through July 1, 2019 and only reflect the time period when Apollo was a related party. Sales to various Apollo affiliates were $1 million and $2 million for the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018. There were no purchases during the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018.
Management Consulting Agreement
We were party to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) pursuant to which we received certain structuring and advisory services from Apollo and its affiliates. Apollo was entitled to an annual fee equal to the greater of $3 million or 2% of our Adjusted EBITDA. In conjunction with our Chapter 11 proceedings and the Support Agreement filed on April 1, 2019, Apollo agreed to waive its annual management fee for 2019. In connection with our emergence from Chapter 11, the Management Consulting Agreement was terminated pursuant to the Confirmation Order, as of the Effective Date.
Transactions with MPM
As of May 15, 2019, MPM was no longer under the common control of Apollo and, accordingly, is no longer a related party to us. During the year ended December 31, 2018, we sold less than $1 million of products to MPM. There were no products sold to MPM during the Predecessor period January 1, 2019 through July 1, 2019. During the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, we earned less than $1 million from MPM as compensation for acting as distributor of products and had purchases of $10 million and $32 million, respectively.
Registration Rights Agreement
On July 1, 2019, Hexion Holdings entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). Under the Registration Rights Agreement, upon delivery of a written notice by one or more shareholders holding, individually or in the aggregate, at least a majority of the outstanding Registrable Securities and a percentage of the Rights Offering was issued in the form of warrants (the “New Warrants”), voting together (as if such New Warrants had been exercised), Hexion Holdings is required to file a registration statement and effect an initial public offering and listing of its common stock, so long as the total offering size is at least $100 (a “Qualified IPO”).
Hexion Holdings is also required to file a registration statement at any time following 180 days after the closing of a Qualified IPO upon the delivery of a written notice by one or more shareholders proposing to sell, individually or in the aggregate, at least $50 of Registrable Securities. In addition, under the Registration Rights Agreement, Hexion Holdings is required to file a shelf registration statement as soon as practicable following the closing of a Qualified IPO to register the resale, on a delayed or continuous basis, of all Registrable Securities that have been timely designated for inclusion by the holders (specified in the Registration Rights Agreement). Any individual holder or holders of our outstanding common stock party thereto can demand up to four “shelf takedowns” in any 12-month period which may be conducted in underwritten offerings so long as the total offering size is at least $50. Furthermore, each shareholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.
The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. Hexion Holdings has agreed to pay all registration expenses under the Registration Rights Agreement.
Generally, “Registrable Securities” under the Registration Rights Agreement includes 72.5% of new common equity of Hexion Holdings issued under the Plan, except that “Registrable Securities” does not include securities that have been sold under an effective registration statement or Rule 144 under the Securities Act.
Shared Services Agreement
We previously held a shared services agreement with MPM (the “ MPM Shared Services Agreement”). Under this agreement, we provided to MPM, and MPM provided to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. On March 14, 2019, MPM terminated the Shared Services Agreement, which triggered a transition period for the parties to work together to facilitate an orderly transition of services. The transition of services was completed on September 1, 2020. During the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, we incurred approximately $15 million and $28 million, respectively, of net costs for shared services and MPM incurred approximately $14 million and $21 million of net costs for shared services. Included in the net costs incurred during the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 were net billings from Hexion to MPM of $11 million and $14 million, respectively.

Other Transactions and Arrangements
We sell products and provide services to, and purchase products from, our other joint ventures which are accounted for under the equity method of accounting. Refer to the below table for a summary of the sales and purchases with us and our joint ventures which are recorded under the equity method of accounting:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
(In millions)
Sales to joint ventures(1)(2)	$2	$2	$2	$9
Purchases from joint ventures(2)	1	2	2	6
_____________________
(1)Sales to joint ventures includes sales to the Russia JV of $1 million, $1 million, $1 million, and $7 million for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 and is included in the Held for Sale Business.
(2)There were no sales to joint ventures or purchases from joint ventures for the Predecessor period July 1, 2019.

(In millions)	December 31, 2020	December 31, 2019
Accounts receivable from joint ventures(1)	$ <1	$1
Accounts payable to joint ventures	—	<1
_____________________
(1)Accounts receivable from joint ventures is mostly comprised of receivables from the Russia JV included in the Held for Sale Business. Accounts receivable from the Company’s other joint ventures was less than $1 million for both December 31, 2020 and 2019.
In addition to the accounts receivable from joint ventures disclosed above, we had a loan receivable of $4 million and $7 million as of December 31, 2020 and 2019, respectively, from the Russia JV. This loan receivable has been included in “Long-term assets held for sale” within the Consolidated Balance Sheets.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock by:
•the selling stockholders;
•each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;
•each of our named executive officers for fiscal year 2020;
•each of our current directors; and
•all of our current executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 180 Broad Street, Columbus, Ohio 43215.
The selling stockholders acquired their shares on July 1, 2019, in connection with our emergence from bankruptcy. We issued 58,410,731 shares of common stock, pursuant to the Rights Offering, including shares of common stock issued as commitment premium, and 10,307,778 warrants to purchase shares of common stock, in each case pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code. As of December 31, 2020, Hexion Holdings had 58,529,727 shares of common stock issued and 57,568,295 outstanding as well as 10,177,908 outstanding warrants.

	Shares Beneficially Owned Before the Offering		Shares of Common Stock Being Offered	Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Not Exercised(1)		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised(1)
	Number	Number	Number	Number	Percent	Number	Percent
Selling Stockholders and other 5% Stockholders
Funds affiliated with Goldentree Asset Management, LP(1)	13,423,984	21.5%	—	—	—	—	—
Funds and managed accounts affiliated with Cyrus Capital Partners, L.P.(2)	9,205,306	14.9%	—	—	—	—	—
Funds affiliated with Monarch Alternative Capital LP(3)	6,603,589	11.2%	—	—	—	—	—
Funds affiliated with Blackstone(4)	5,568,963	9.7%	—	—	—	—	—
Funds affiliated with Brigade Capital Management, L.P.(5)	4,628,811	8.0%	—	—	—	—	—
Funds affiliated with Davidson Kempner Capital Management(6)	3,911,170	6.8%
Funds affiliated with Capital Research & Management Company (U.S.)(7)	3,185,752	5.5%
Funds affiliated with Oak Hill Advisors, L.P.(8)	3,127,867	5.4%
Funds affiliated with Loomis Sayles & Company, L.P.(9)	3,055,040	5.3%
Named Executive Officers and Directors
Patrick J. Bartels(10)	—	*	—	—	—	—	—
Jeffrey D. Benjamin(11)	—	*	—	—	—	—	—
James N. Chapman(11)	—	*	—	—	—	—	—
Joaquin Delgado(11)	—	*	—	—	—	—	—
Carol S. Eicher(11)	—	*	—	—	—	—	—
Michael J. Shannon(11)	—	*	—	—	—	—	—
John K. Wulff(11)	—	*	—	—	—	—	—
Stephen D. Newlin(10)	—	*	—	—	—	—	—
Craig A. Rogerson(11)	—	*	—	—	—	—	—
George F. Knight(11)	—	*	—	—	—	—	—
John P. Auletto(11)	—	*	—	—	—	—	—
Nathan E. Fisher(11)	—	*	—	—	—	—	—
Douglas A. Johns(11)	—	*	—	—	—	—	—
Matthew A. Sokol(11)	—	*	—	—	—	—	—
Paul G. Barletta(11)	—	*	—	—	—	—	—
Ann Frederix(11)	—	*	—	—	—	—	—
Mark Alness(11)	—	*	—	—	—	—	—
All directors and executive officers as a group (16 persons)	—	*	—	—	—	—	—
_____________________
*less than 1%
(1)As of February 16, 2021, includes 4,762,314 shares issuable upon exercise of warrants issued on July 1, 2019. The shares and warrants are owned by funds managed by GoldenTree Asset Management, LP, whose address is 300 Park Ave, New York, NY 10022.
(2)As of February 16, 2021, includes 4,151,668 shares issuable upon exercise of warrants issued on July 1, 2019. The address of Cyrus Capital Partners, LP is 65 East 55 Street, 34th Floor, New York, NY 10022.
(3)As of February 16, 2021, includes 1,263,926 shares issuable upon exercise of warrants issued on July 1, 2019. Monarch Alternative Capital LP (“MAC”) serves as advisor or agent to certain funds and entities that hold the securities referenced.  By virtue of the agreements governing such relationships, MAC may be deemed to beneficially own such securities.  MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP.  By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to share voting and dispositive power over the securities.  The address for these entities is 535 Madison Avenue, 26th Floor, New York, New York 10022.
(4)As of February 16, 2021, represents (i) 375,006 shares held directly by GSO Churchill Partners LP, (ii) 1,708,340 shares held directly by GSO Credit Alpha II Trading (Cayman) LP, and (iii) 3,485,617 shares held directly by GSO CSF III Holdco (Cayman) LP (and, collectively with GSO Churchill Partners LP and GSO Credit Alpha II Trading (Cayman) LP, the “BXC Funds”).  GSO Churchill LLC is the general partner of GSO Churchill Partners LP.  GSO Credit Alpha Associates II LP is the general partner of GSO Credit Alpha II Trading (Cayman) LP.  The general partners of GSO Credit Alpha Associates II LP are GSO Credit Alpha Associates II (Delaware) LLC and GSO Credit

Alpha Associates II (Cayman) Ltd.  GSO Capital Solutions Associates III LP is the general partner of GSO CSF III Holdco (Cayman) LP.  The general partners of GSO Capital Solutions Associates III LP are GSO Capital Solutions Associates III (Delaware) LLC and GSO Capital Solutions Associates III (Cayman) Ltd.  GSO Holdings I L.L.C. is the managing member of each of GSO Churchill LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Capital Solutions Associates III (Delaware) LLC, and a shareholder of each of GSO Credit Alpha Associates II (Cayman) Ltd. and GSO Capital Solutions Associates III (Cayman) Ltd.  Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the BXC Funds.  Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.  The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.  Each of the foregoing entities and Mr. Schwarzman disclaims beneficial ownership of the securities held directly by the BXC Funds (other than the BXC Funds to the extent of their direct holdings). The principal business address of each is 345 Park Avenue, New York, NY 10154
(5)As of February 17, 2021, Brigade is Brigade Capital Management, LP (on behalf of its various funds and accounts). The address is 399 Park Avenue, 16th Floor, New York, NY 10022.
(6)The address of Davidson Kempner Capital Management, L.P. is 520 Madison Avenue, 30th Floor, New York, NY 10022. The share amount listed has been obtained from a third-party source and has not been confirmed by Davidson Kempner Capital Management, L.P.
(7)As of January 22, 2021, the address of Capital Research & Management Company is 333 S. Hope St., 55th Floor, Los Angeles, CA 90071. The share amount listed has been obtained from a third-party source and has not been confirmed by Capital Research & Management Company.
(8)As of January 22, 2021, the address of Oak Hill Advisors, L.P. is 114 Avenue of the Americas, 27th Floor, New York, NY 10036. The share amount listed has been obtained from a third-party source and has not been confirmed by Oak Hill Advisors, L.P.
(9)The address of Loomis, Sayles & Company, L.P. is One Financial Ctr., Boston, MA 02111.
(10)The address for Messrs. Bartels, Benjamin, Chapman, Delgado, Shannon, Wulff, Newlin and Ms. Eicher is c/o Hexion Inc., 180 E. Broad St., Columbus, Ohio 43215.
(11)The address for Messrs. Rogerson, Knight, Auletto, Fisher, Johns, Sokol, Barletta, Alness and Ms. Frederix is c/o Hexion Inc., 180 E. Broad St., Columbus, Ohio 43215.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our by-laws and the DGCL.
General
Pursuant to our amended and restated certificate of incorporation, our capital stock consists of 650,000,000 authorized shares, of which 300,000,000 shares, par value $0.01 per share, are designated as “Class A common stock,” 300,000,000 shares, par value $0.01 per share, are designated as “Class B common stock,” and 50,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” As of March 31, 2021, we had no shares of Class A common stock outstanding, 57,568,295 shares of Class B common stock outstanding and no shares of preferred stock outstanding. In this section, our Class A and Class B common stock are referred to together as the “common stock.”
Common Stock
Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.
Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.
Liquidation Rights. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.
Other Matters. Holders of our common stock have no preemptive rights, and our common stock is not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.
Preferred Stock
Pursuant to our amended and restated certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences and relative, participating, optional or other special rights (if any) and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.
Warrants
Pursuant to a warrant agreement, we issued 10,307,778 warrants as a part of the Rights Offering on the Emergence Date. The warrants represented 15% of the Rights Offering and are exercisable for shares of common stock. The warrants may be exercised, at any time on or after the Emergence Date for an exercise price per share of $0.01. The warrant agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.
The holder or group of holders of the warrants shall be permitted to exercise these warrants, at any time, in part or in whole, in amounts sufficient for the holder or group of holders to maintain in the aggregate no less than the beneficial ownership limitation of 9.9% of the fully diluted shares outstanding. Fully diluted shares outstanding is calculated as (x) the aggregate number of shares of common stock issued and outstanding plus (y) the aggregate number of shares of common stock issuable upon the conversion of any other issued and outstanding securities or rights convertible into, or exchangeable for (in each case, directly or indirectly), common stock (excluding, for the avoidance of doubt, any unexercised warrants or options to purchase common stock).
The warrants do not entitle the holder or group of holders of the warrants to any voting rights, dividends or other rights as a stockholder of the Company prior to exercise of the held warrants. Once our common stock is listed on the NYSE, we will be required to use our reasonable best efforts to cause the warrant shares issued upon exercise of these warrants to also be listed on such trading market, in accordance with the warrant agreement.
Certain Corporate Anti-takeover Provisions
Certain provisions in our amended and restated certificate of incorporation and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Preferred Stock
Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preference and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
No Cumulative Voting
Under our amended and restated certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.
Stockholder Action by Written Consent; Special Meetings of Stockholders
Our amended and restated certificate of incorporation and by-laws provide that, following the closing of this offering, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.
Our by-laws also provide that, following the closing of this offering, and subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors or at the request of holders of a majority of our outstanding shares of common stock. Except as described above, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.
To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our by-laws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute
Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.
This provision of our amended and restated certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amendment of Our Certificate of Incorporation
Under Delaware law, our amended and restated certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.
Amendment of Our By-laws
Our by-laws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors.
The provisions of the DGCL, our amended and restated certificate of incorporation and our by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunity
Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.
Exclusive Forum Selection
Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our by-laws; or
•any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:
•for any breach of their duty of loyalty to the corporation or its stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;
•under Section 174 of the DGCL (governing distributions to stockholders); or
•for any transaction from which the director derived an improper personal benefit.
However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.
Our amended and restated certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.
The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.
Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our amended and restated certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.
We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing
We intend to apply to list our shares of common stock on the NYSE under the symbol “HXN.”
Transfer Agent and Registrar
Our transfer agent and registrar is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF INDEBTEDNESS
We are a holding company that does not conduct any business operations of our own and have not issued or guaranteed any indebtedness. Our indirect subsidiary, Hexion Inc., however, has issued significant amounts of indebtedness pursuant to financing arrangements that are described below. Additionally, a significant number of our other subsidiaries guarantee the obligations under these financing arrangements and a significant amount of our consolidated assets secure these obligations. The following summary of the material terms of these financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents that are included elsewhere in this prospectus and are incorporated herein by reference.
Credit Facilities
On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc. entered into a new $350 million ABL Facility and a new $1,200 million senior secured Term Loan Facility.
ABL Facility
On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc., Hexion Canada Inc., a Canadian corporation (the “Canadian ABL Borrower”), Hexion B.V., a company organized under the laws of The Netherlands (the “Dutch ABL Borrower”), Hexion GmbH, a company organized under the laws of Germany (the “German ABL Borrower”), Hexion UK Limited, a corporation organized under the laws of England and Wales (the “U.K. ABL Borrower” and, together with Hexion, the Canadian ABL Borrower, the Dutch ABL Borrower and the German ABL Borrower, the “ABL Borrowers”) entered into the ABL Facility with the lenders and other parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $350 million, under which the ABL Borrowers may borrow funds from time to time and up to $150 million amount of which is available through a sub-facility in the form of letters of credit, in each case subject to a borrowing base, as further described below. In addition, Hexion Inc. may request one or more incremental facilities in an aggregate amount equal to the greater of (i) $100 million and (ii) the excess of the borrowing base over $350 million.
The ABL Facility will mature and the commitments thereunder will terminate on July 1, 2024 and bears interest based on an adjusted LIBOR rate, EURIBOR or an alternate base rate (depending on the currency of the borrowing), in each case plus an applicable initial margin of 1.50% or, in the case of the alternate base rate, 0.50%, which margin may increase or decrease depending on the average availability under the ABL Facility.
The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of:
•in the case of the borrowing base for Hexion Inc.’s U.S., U.K., Dutch and Canadian subsidiaries, 85% of the amount of eligible receivables (or 90% of the amount of “investment grade” eligible receivables) (including trade receivables), plus;
•in the case of the borrowing base for Hexion Inc.’s U.S., U.K., Dutch and Canadian subsidiaries, the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory, plus
•in the case of the borrowing base for Hexion Inc.’s U.K., Dutch, Canadian and German subsidiaries, the lesser of (i) the sum of (a) 80% of the amount of eligible machinery and equipment appraised on a net orderly liquidation basis and (b) 75% of the appraised fair market value of eligible real property of the loan parties in Canada, England and Wales, the Netherlands and Germany and (ii) the lesser of (x) 20% of the total commitments and (y) 20% of the borrowing base of the borrowers without giving effect to the additional borrowing base from the eligible machinery and equipment and eligible real property, plus
•in the case of the borrowing base for Hexion Inc.’s U.S. and Canadian subsidiaries, 100% of unrestricted cash, in each case held in an account subject to the springing control of the agent; provided, that the cash component of the borrowing base shall not constitute more than the lesser of (x) 15.0% of the total commitments and (y) 15.0% of the borrowing base of the borrowers (calculated prior to giving effect to such limitation).
The borrowing base of the U.K., Dutch and German subsidiaries may not exceed the greater of 50% of the total commitments and 50% of the borrowing base of the ABL Borrowers. On the closing date of the ABL Facility, as adjusted for the consummation of the Plan and related transactions, the borrowing base reflecting various required reserves was determined to be approximately $350 million.
In addition to paying interest on outstanding principal under the ABL Facility, Hexion is required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.50% or 0.375% per annum depending on the average utilization of the commitments. Hexion also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the daily average stated amount of each outstanding letter of credit, and customary agency fees.
Outstanding loans under the ABL Facility may be voluntarily repaid at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.
The obligations of Hexion under the ABL Facility are unconditionally guaranteed by Hexion Inc.’s direct parent, Hexion Intermediate Holding 2, Inc. (“Hexion Intermediate”), and each of Hexion Inc.’s existing and future wholly-owned material U.S. subsidiaries (the “U.S. ABL Guarantors”). In addition, all obligations of the foreign subsidiary borrowers under the ABL Facility are guaranteed by the U.S. ABL Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries (the “Foreign ABL Guarantors” and, together with the U.S. ABL Guarantors, the “ABL Guarantors”).
The obligations of Hexion Inc. under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the voting equity of such subsidiaries) owned by Hexion Inc. and the U.S. ABL Guarantors, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the material assets and stock owned by Hexion Inc. and U.S. ABL Guarantors and certain assets of the foreign subsidiary borrowers and the Foreign ABL Guarantors, including material intercompany loans held by the foreign subsidiary borrowers and the Foreign ABL Guarantors, in each case subject to certain exceptions. Such security interest consists, with respect to the assets of Hexion Inc. and the ABL Guarantors constituting collateral, of a first-priority lien with respect to the ABL Priority Collateral (as defined in the ABL Intercreditor Agreement) and a second-priority lien with respect to the Term Loan Priority Collateral (as defined in the ABL Intercreditor Agreement), subject to permitted liens.
Term Loan Facility
On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc. and Hexion International Coöperatief U.A., a company organized under the laws of the Netherlands (the “Dutch Term Loan Borrower” and, together with Hexion Inc., the “Term Loan Borrowers”), entered into the Term Loan Facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which Term Loan Facility consists of (i) a USD denominated tranche in an aggregate principal amount of $725 million borrowed by Hexion and (ii) a EUR denominated tranche in an aggregate principal amount equal to €425 million borrowed by the Dutch Term Loan Borrower. In addition, Hexion may request one or more incremental facilities in an aggregate amount up to the sum of $425 million and amounts that may be incurred pursuant to certain leverage and coverage ratios.
The Term Loan Facility will mature on July 1, 2026 and bears interest based on (i) in the case of the USD tranche, at Hexion Inc.’s option, an adjusted LIBOR rate or an alternate base rate, in each case plus an applicable margin equal to 3.50% or, in the case of the alternate base rate, 2.50% and (ii) in the case of the EUR tranche, EURIBOR plus an applicable margin equal to 4.00%.
The obligations of Hexion Inc. under the Term Loan Facility are unconditionally guaranteed by Hexion Intermediate and each of Hexion’s existing and future wholly owned material U.S. subsidiaries (the “U.S. Term Guarantors”). In addition, all obligations of the Dutch Term Loan Borrower under the Term Loan Facility are guaranteed by Hexion Intermediate, Hexion, the U.S. Term Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries (the “Foreign Term Guarantors” and, together with the U.S. Term Guarantors, the “Subsidiary Term Guarantors” and, together with Hexion Intermediate, the “Term Guarantors”).
The obligations of the Term Loan Borrowers under the Term Loan Facility and, at Hexion Inc.’s option, hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by (i) all of the stock of the Term Loan Borrowers, the U.S. Term Guarantors and substantially all the Foreign Term Guarantors, (ii) substantially all of the material assets and stock owned by Hexion Inc. and the U.S. Term Guarantors (provided that, solely with respect to the obligations of Hexion Inc. and the U.S. Term Guarantors, any stock pledged pursuant to clauses (i) or (ii) above shall, in the case of non-U.S. subsidiaries, be limited to 65% of the voting equity of such subsidiaries) and (iii) certain assets of the Foreign Term Guarantors, including material intercompany loans held by the Term Loan Borrowers or the Subsidiary Term Guarantors, in each case subject to certain exceptions. Such security interest consists of a first-priority lien with respect to the Term Loan Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral, subject to permitted liens.
Restrictive Covenants and Other Matters
The Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:
•sell assets;
•incur additional indebtedness;
•repay other indebtedness;
•pay dividends and distributions or repurchase our capital stock;
•create liens on assets;
•make investments, loans, guarantees or advances;
•make certain acquisitions;
•engage in mergers or consolidations;
•enter into sale/leaseback transactions;
•engage in certain transactions with affiliates;
•amend certain material agreements governing our indebtedness;
•amend our organizational documents;
•change the business conducted by us and our subsidiaries;
•change our fiscal year or “center of main interest;”
•enter into agreements that restrict dividends from subsidiaries; and
•engage in certain other activities.
In addition, the ABL Facility requires Hexion Inc. to maintain a minimum fixed charge coverage ratio at any time when the excess availability is less than the greater of (x) $30 million and (y) 10.0% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. In that event, Hexion Inc. must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The Credit Facilities also contain certain other customary affirmative covenants and events of default. If Hexion Inc. fails to perform its obligations under these and other covenants, the Credit Facilities could be terminated and any outstanding borrowings, together with accrued interest, under the Credit Facilities could be declared immediately due and payable.

ABL Intercreditor Agreement
On July 1, 2019, in connection with our emergence from bankruptcy, JPMorgan Chase Bank, N.A., as collateral agent under each of the Credit Facilities, and Hexion Inc. and certain of its subsidiaries entered into an ABL Intercreditor Agreement that, among other things, sets forth the relative lien priorities of the secured parties under the Credit Facilities on the collateral shared by the ABL Facility and the Term Loan Facility.
7.875% Senior Notes Due 2027
On July 1, 2019, Hexion Inc. issued $450 million aggregate principal amount of its Senior Notes pursuant to an indenture, dated as of July 1, 2019 (the “Indenture”), among Hexion Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee. The Senior Notes are guaranteed on a senior basis by Hexion Inc.’s existing domestic subsidiaries that guarantee its obligations under its Credit Facilities (the “Guarantors”) on a full and unconditional basis. The following is a brief description of the material provisions of the Indenture and the Senior Notes.
The Senior Notes will mature on July 15, 2027. Interest on the Senior Notes accrues at the rate of 7.875% per annum and is payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2020.
Optional Redemption
At any time prior to July 15, 2022, Hexion Inc. may redeem the Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the Senior Notes redeemed, plus an applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.
In addition, at any time prior to July 15, 2022, Hexion Inc. may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of certain equity offerings; provided that at least 50% of the aggregate principal amount of the Senior Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Senior Notes held by Hexion Inc. and its subsidiaries); and provided, further, that such redemption occurs within 90 days of the date of the closing of such equity offering.
On and after July 15, 2022, Hexion Inc. may redeem all or a part of the Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2022	103.938%
2023	101.969%
2024 and thereafter	100.000%
Change of Control
If a change of control (as defined in the Indenture) occurs, holders of the Senior Notes will have the right to require Hexion Inc. to repurchase all or any part of their Senior Notes at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, to the repurchase date.
Certain Covenants
The Indenture governing the Senior Notes contains covenants that limit, among other things, Hexion Inc.’s ability and the ability of certain of its subsidiaries, to:
•incur, assume or guarantee additional indebtedness;

•pay dividends or distributions on capital stock or redeem or repurchase capital stock;
•make investments;
•sell stock of its subsidiaries;
•transfer or sell assets;
•create liens;
•enter into transactions with affiliates; and
•enter into mergers or consolidations.
At such time as (1) the Senior Notes have an investment grade rating from both of Moody’s and S&P and (2) no default has occurred and is continuing under the Indenture, certain of these and other covenants will be suspended and cease to be in effect.
Events of Default
The Indenture also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee to remain in effect, bankruptcy and insolvency events and cross acceleration, which would permit the principal, premium, if any, interest and other monetary obligations on all the then outstanding Senior Notes to be declared due and payable immediately.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, our common stock was quoted on the OTC Pink market. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
All the common stock and warrants issued in the Plan were issued in reliance on Section 1145 of the Bankruptcy Code. Such common stock and warrants are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code. Upon the completion of this offering, we will have outstanding an aggregate of                  shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares and assuming exercise of all of the outstanding warrants to purchase          shares of common stock at an exercise price of $0.01 per share). Of these shares, all of the                 shares of common stock to be sold in this offering (or                  assuming the underwriters exercise the over-allotment option in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act.
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:
• shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.
Lock-up Agreements
Our officers, directors and the selling stockholders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction that would have the same effect, or enter into any hedge or other similar transaction with the same economic effect as a sale of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus. Upon the expiration of the lock-up period, the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed below.
Rule 144 for Affiliates
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Plan of Reorganization
On July 1, 2019, in connection with our emergence from bankruptcy, we issued 58,410,731 shares of common stock, pursuant to the Rights Offering, including shares of common stock issued as commitment premium, and 10,307,778 warrants to purchase shares of common stock, in each case pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code.
Registration Rights Agreement
In connection with our emergence from bankruptcy, on the Emergence Date we entered into a Registration Rights Agreement with certain of our stockholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.
This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law, including, for example, financial institutions; real estate investment trusts; dealers in securities; traders in securities that elect mark-to-market treatment; insurance companies; tax-exempt entities; Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services; Non-U.S. Holders liable for the alternative minimum tax; controlled foreign corporations; passive foreign investment companies; former citizens or former long-term residents of the United States; Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction; Non-U.S. Holders that are required to report income no later than when such income is reported in an “applicable financial statement”; and Non-U.S. Holders that are foreign governments and other entities that are eligible for the benefits of Section 892 of the Code. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.
For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:
•an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;
•a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.
Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock

Distributions
Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.
In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN, Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. Additionally, you will be required to update such Forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty but do not provide the documentation described in the preceding sentence, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.
Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:
•the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;
•you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or
•we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.
In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, your gain on a sale, exchange or other taxable disposition of our common stock will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income
For purposes of this discussion, your dividend income with respect to our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty so requires, such income or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of common stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person). If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty. You are urged to consult your own tax advisor regarding whether an applicable income tax treaty or other treaty may provide for a different rule.
Information Reporting and Backup Withholding
We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.
The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor regarding the application of information reporting and backup withholding in light of your particular circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
FATCA
Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S.

account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).
More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and, subject to the following two sentences, also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our common stock). The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax applicable to the gross proceeds from a sale or disposition of equity instruments. In its preamble to the proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
To avoid withholding imposed under FATCA, you may be required to provide us (or our or any other withholding agents) with applicable tax forms or other information. You are urged to consult with your own tax advisor regarding the effect, if any, of the FATCA provisions to you based on your particular circumstances.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Total
The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We intend to apply to list our common stock on the NYSE under the trading symbol “HXN.”
We, together with our directors and officers and the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•the sale of shares to the underwriters;
•the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
•transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or
•facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, our common stock was quoted on the OTC Pink market. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of our common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
•to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
•in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”), provided that no such offer of shares shall require the issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our common stock in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where the transfer is by operation of law
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 37 of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore Securities and Futures Act Product Classification
Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of

Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements of Hexion Holdings Corporation (Successor) as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and the period from July 2, 2019 to December 31, 2019, and the financial statements of Hexion Inc. (Predecessor) for the period from January 1, 2019 to July 1, 2019 and for the year ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports (which each contain an explanatory paragraph relating to the Predecessor’s emergence from bankruptcy and adoption of fresh start accounting as described in Notes 5 to the financial statements and which the report on the financial statements of the Successor contains an explanatory paragraph relating to the restatement of the Company’s 2020 financial statements to correct a misstatement as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.
The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.
After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You can also review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Hexion Holdings Corporation and Subsidiaries (Successor) Hexion Inc. (Predecessor)
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2020 and 2019 (Successor)	F-6
Consolidated Statements of Operations for the Year ended December 31, 2020 and for the Periods from July 2, 2019 through December 31, 2019 (Successor) and January 1, 2019 through July 1, 2019 and the Year Ended December 31, 2018 (Predecessor)
F-8
Consolidated Statements of Comprehensive Loss for the Year ended December 31, 2020 and for the Periods from July 2, 2019 through December 31, 2019 (Successor) and January 1, 2019 through July 1, 2019 and the Year Ended December 31, 2018 (Predecessor)
F-9
Consolidated Statements of Cash Flows for the Year ended December 31, 2020 and for the Periods from July 2, 2019 through December 31, 2019 (Successor) and January 1, 2019 through July 1, 2019 and the Year Ended December 31, 2018 (Predecessor)
F-10
Consolidated Statements of Stockholders’ Deficit for the Year Ended December 31, 2020 and for the Periods from July 2, 2019 through December 31, 2019 (Successor) and January 1, 2019 through July 1, 2019 and the Year Ended December 31, 2018 (Predecessor)
F-12
Notes to Consolidated Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hexion Holdings Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hexion Holdings Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive (loss) income, of equity (deficit) and of cash flows for the year ended December 31, 2020 and for the period from July 2, 2019 through December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from July 2, 2019 through December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis of Accounting
As discussed in Note 5 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed Hexion Inc.’s Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 (the “plan”) on June 25, 2019. Confirmation of the plan resulted in the discharge of all claims against the Predecessor that arose before April 1, 2019 and terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on July 1, 2019 and the Company’s predecessor emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company’s predecessor adopted fresh start accounting as of July 1, 2019.
Restatement of Previously Issued Financial Statements
As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2020 financial statements to correct a misstatement.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii)

involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessments – Forest Products and Versatics Reporting Units
As described in Note 2 to the consolidated financial statements, the Company’s consolidated goodwill balance from continuing operations was $164 million as of December 31, 2020, including $127 million related to the Forest Products (“FPD”) reporting unit and $36 million related to the Versatics reporting unit. Management tests goodwill annually for impairment of value or more frequently when potential impairment triggering events are present. Goodwill is tested for impairment by comparing the estimated fair value of a reporting unit to its carrying value. Management uses a weighted market and income approach to estimate the fair value of our reporting units. Management’s market approach is based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Management’s income approach is based on a discounted cash flow model. The key assumptions and estimates utilized in the market and income approaches primarily include market multiples, discount rates, and future levels of revenue growth and operating margins.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the FPD and Versatics reporting units is a critical audit matter are (i) the significant judgment by management when determining the fair value estimates of the reporting units; (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the significant assumptions used in management’s fair value estimates related to market multiples, discount rates, and future levels of revenue growth and operating margins; and (iii) the audit effort involved in the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for determining the fair value estimates of the FPD and Versatics reporting units; (ii) evaluating the appropriateness of the weighted market and income approaches; (iii) testing the completeness and accuracy of the underlying data used in the market and income approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to market multiples, discount rates, and future levels of revenue growth and operating margins. Evaluating management’s assumptions related to the future levels of revenue growth and operating margins involved evaluating whether the assumptions were reasonable considering (i) current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the weighted market and income approaches and (ii) the reasonableness of significant assumptions related to the market multiples and the discount rates.
/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
March 10, 2021, except for the effects of the restatement discussed in Note 1 to the consolidated financial statements, as to which the date is July 30, 2021
We have served as the Company’s auditor since 2005.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of Hexion Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, of comprehensive (loss) income, of equity (deficit) and of cash flows of Hexion Inc. and its subsidiaries (Predecessor) (the “Company”) for the period from January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and the Company’s cash flows for the period from January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis of Accounting
As discussed in Note 5 to the consolidated financial statements, the Company, Hexion Holdings LLC, Hexion LLC and certain of the Company’s subsidiaries filed petitions on April 1, 2019 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 was substantially consummated on July 1, 2019 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.
Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
March 3, 2020, except for the effects of discontinued operations discussed in Note 4 and the change in composition of reportable segments discussed in Note 20 to the consolidated financial statements, as to which the date is March 10, 2021
We have served as the Company’s auditor since 2005.

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2020 (As restated)	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $4)	$204	$254
Accounts receivable (net of allowance for doubtful accounts of $3)	331	316
Inventories:
Finished and in-process goods	180	211
Raw materials and supplies	85	82
Current assets held for sale (see Note 4)	114	99
Other current assets	39	40
Total current assets	953	1,002
Investments in unconsolidated entities	10	14
Deferred income taxes (see Note 17)	7	6
Long-term assets held for sale (see Note 4)	342	400
Other long-term assets	85	44
Property and equipment:
Land	79	82
Buildings	122	114
Machinery and equipment	1,270	1,148
	1,471	1,344
Less accumulated depreciation	(212)	(63)
	1,259	1,281
Operating lease assets (see Note 13)	103	110
Goodwill (see Note 10)	164	164
Other intangible assets, net (see Note 10)	1,079	1,125
Total assets	$4,002	$4,146
Liabilities, Redeemable Common Stock and Equity
Current liabilities:
Accounts payable	$339	$289
Debt payable within one year (see Note 12)	82	70
Interest payable	30	35
Income taxes payable	6	17
Accrued payroll and incentive compensation	42	43
Current liabilities associated with assets held for sale (see Note 4)	70	69
Current portion of operating lease liabilities (see Note 13)	19	20
Other current liabilities	111	95
Total current liabilities	699	638

(In millions, except share data)	December 31, 2020 (As restated)	December 31, 2019
Long-term liabilities:
Long-term debt (see Note 12)	1,710	1,715
Long-term pension and postretirement benefit obligations (see Note 15)	250	223
Deferred income taxes (see Note 17)	161	149
Operating lease liabilities (see Note 13)	76	82
Long-term liabilities associated with assets held for sale (see Note 4)	74	56
Other long-term liabilities	209	208
Total liabilities	3,179	3,071
Commitments and contingencies (see Note 14)
Redeemable common stock Class B - subject to redemption ($0.01 par value; 8,773,960 shares authorized, issued and outstanding at December 31, 2019 (see Note 25)	—	147
Equity
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding at December 31, 2020 and 2019	—	—
Common stock Class A—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at December 31 ,2020 and 2019	—	—
Common stock Class B—$0.01 par value; 300,000,000 and 291,226,040 authorized, 58,529,727 and 49,719,104 issued and 57,568,295 and 49,719,104 outstanding at December 31, 2020 and 2019, respectively	1	1
Warrants - 10,225,445 issued and 10,177,908 and 10,225,445 outstanding at December 31, 2020 and, 2019, respectively	171	172
Paid-in capital	1,009	845
Treasury stock, at cost—961,432 shares at December 31, 2020 (see Note 24)	(12)	—
Accumulated other comprehensive loss	(27)	(1)
Accumulated deficit	(319)	(89)
Total equity	823	928
Total liabilities, redeemable common stock, and equity	$4,002	$4,146
See Notes to Consolidated Financial Statements

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES (SUCCESSOR)
HEXION INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
(In millions except per share data)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Net sales	$2,510	$1,323	$1,481	$3,137
Cost of sales (exclusive of depreciation and amortization shown below)	2,043	1,117	1,211	2,559
Selling, general and administrative expense	231	124	128	243
Depreciation and amortization	191	93	43	98
Gain on dispositions (see Note 18)	—	—	—	(44)
Asset impairments (see Note 8)	16	—	—	28
Business realignment costs	69	22	14	27
Other operating expense, net	24	16	17	37
Operating (loss) income	(64)	(49)	68	189
Interest expense, net	100	55	89	365
Other non-operating income, net	(15)	—	(11)	(12)
Reorganization items, net (see Note 7)	—	—	(2,970)	—
(Loss) income from continuing operations before income tax and earnings from unconsolidated entities	(149)	(104)	2,960	(164)
Income tax expense (benefit) (see Note 17)	14	(10)	201	31
(Loss) income from continuing operations before earnings from unconsolidated entities	(163)	(94)	2,759	(195)
Earnings from unconsolidated entities, net of taxes	2	2	1	4
(Loss) income from continuing operations, net of taxes	(161)	(92)	2,760	(191)
(Loss) income from discontinued operations, net of taxes	(69)	4	135	28
Net (loss) income	(230)	(88)	2,895	(163)
Net (income) loss attributable to noncontrolling interest	—	(1)	(1)	1
Net (loss) income attributable to Hexion Holdings Corporation common shareholders and warrant holders	$(230)	$(89)	$2,894	$(162)

Amounts attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net (loss) income from continuing operations	$(161)	$(92)	$2,760	$(191)
Net (loss) income from discontinued operations	(69)	4	135	28
Net (loss) income	$(230)	$(88)	$2,895	$(163)
Net (loss) income per share attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net (loss) income per share from continuing operations, basic and diluted	$(2.36)	$(1.36)	$33.41	$(2.30)
Net (loss) income per share from discontinued operations, basic and diluted	(1.01)	0.06	1.63	0.34
Net (loss) income per share, basic and diluted	$(3.37)	$(1.30)	$35.04	$(1.96)

Weighted Average common shares and warrants outstanding, Basic and Diluted	68.3	68.7	82.6	82.6
See Notes to Consolidated Financial Statements

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES (SUCCESSOR)
HEXION INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Net (loss) income	$(230)	$(88)	$2,895	$(163)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(8)	(3)	(8)	(8)
Unrealized (loss) gain on cash flow hedge	(18)	2	—	—
Loss recognized from pension and postretirement benefits	—	—	—	(2)
Other comprehensive (loss)	(26)	(1)	(8)	(10)
Comprehensive (loss) income	(256)	(89)	2,887	(173)
Comprehensive (income) loss attributable to noncontrolling interest	—	(1)	(1)	1
Comprehensive (loss) income attributable to Hexion Holdings Corporation	$(256)	$(90)	$2,886	$(172)
See Notes to Consolidated Financial Statements

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES (SUCCESSOR)
HEXION INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Cash flows (used in) provided by operating activities
Net (loss) income	$(230)	$(88)	$2,895	$(163)
Less: (Loss) income from discontinued operations, net of taxes	(69)	4	135	28
(Loss) income from continuing operations	(161)	(92)	2,760	(191)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	191	93	43	98
Non-cash asset impairments	16	—	—	28
Non-cash reorganization items, net	—	—	(3,156)	—
Non-cash impact of inventory step-up	—	27	—	—
Deferred tax expense (benefit)	9	(9)	140	12
Loss on sale of assets	9	4	3	6
Gain on dispositions (see Note 18)	—	—	—	(44)
Amortization of deferred financing fees	—	—	—	49
Unrealized foreign currency (gains) losses	(3)	(1)	(7)	2
Non-cash stock based compensation expense	17	8	—	—
Unrealized losses (gains) on pension and postretirement benefit plan liabilities	4	5	—	(13)
Financing fees included in net loss	—	—	136	—
Other non-cash adjustments	(1)	(2)	(1)	(3)
Net change in assets and liabilities:
Accounts receivable	(3)	108	(73)	9
Inventories	35	15	(20)	(30)
Accounts payable	44	(15)	(15)	(3)
Income taxes payable	(9)	(3)	15	8
Other assets, current and non-current	(21)	25	3	3
Other liabilities, current and non-current	(11)	11	9	6
Net cash provided by (used in) operating activities from continuing operations	116	174	(163)	(63)
Net cash provided by (used in) operating activities from discontinued operations	15	50	(10)	40
Net cash provided by (used in) operating activities	131	224	(173)	(23)

	Successor		Predecessor
(In millions)	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Cash flows used in investing activities
Capital expenditures	(108)	(47)	(41)	(81)
Proceeds from dispositions, net	—	—	—	49
Proceeds from sale of assets, net	3	—	1	1
Net cash used in investing activities from continuing operations	(105)	(47)	(40)	(31)
Net cash used in investing activities from discontinued operations	(21)	(11)	(2)	(9)
Net cash used in investing activities	(126)	(58)	(42)	(40)
Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(7)	(24)	(4)	10
Borrowings of long-term debt	256	118	2,313	540
Repayments of long-term debt	(293)	(130)	(2,261)	(468)
Purchase of treasury stock (see Note 24)	(13)	—	—	—
Proceeds from rights offering	—	—	300	—
Financing fees paid	—	(2)	(136)	(1)
Net cash (used in) provided by financing activities	(57)	(38)	212	81
Effect of exchange rates on cash and cash equivalents, including restricted cash	2	1	—	(5)
Change in cash and cash equivalents, including restricted cash	(50)	129	(3)	13
Cash, cash equivalents and restricted cash at beginning of period	254	125	128	115
Cash, cash equivalents and restricted cash at end of period	$204	$254	$125	$128
Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$103	$22	$71	$318
Income taxes, net of cash refunds	16	10	10	17
Reorganization items, net	—	—	188	—
See Notes to Consolidated Financial Statements

 HEXION HOLDINGS CORPORATION AND SUBSIDIARIES (SUCCESSOR)
HEXION INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In millions)	Common Stock	Warrants	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion Holdings Corporation (Deficit) Equity	Noncontrolling Interest	Total Shareholders’ (Deficit) Equity
Predecessor
Balance at December 31, 2017	$1	$—	$526	$(296)	$(8)	$(2,964)	$(2,741)	$(1)	$(2,742)
Net loss	—	—	—	—	—	(162)	(162)	(1)	(163)
Other comprehensive loss	—	—	—	—	(10)	—	(10)	—	(10)
Impact of change in accounting policy (ASC 606)	—	—	—	—	—	1	1	—	1
Balance at December 31, 2018	$1	$—	$526	$(296)	$(18)	$(3,125)	$(2,912)	$(2)	$(2,914)
Net income	—	—	—	—	—	2,894	2,894	1	2,895
Other comprehensive loss	—	—	—	—	(8)	—	(8)	—	(8)
Elimination of Predecessor Equity	(1)	—	(526)	296	—	231	—	$—	—
Elimination of Predecessor accumulated other comprehensive loss	—	—	—	—	26	—	26	—	26
Balance at July 1, 2019	$—	$—	$—	$—	$—	$—	$—	$(1)	$(1)
Issuance of Successor Company common stock	1	—	836	—	—	—	837	—	837
Issuance of Successor Company warrants	—	173	—	—	—	—	173	—	173
Successor
Balance at July 2, 2019	$1	$173	$836	$—	$—	$—	$1,010	$(1)	$1,009
Net (loss) income	—	—	—	—	—	(89)	(89)	1	(88)
Warrants exercised	—	(1)	1	—	—	—	—	—	—
Stock-based compensation expense	—	—	8	—	—	—	8	—	8
Other comprehensive loss	—	—	—	—	(1)	—	(1)	—	(1)
Balance at December 31, 2019	$1	$172	$845	$—	$(1)	$(89)	$928	$—	$928
Net loss	—	—	—	—	—	(230)	(230)	—	(230)
Purchase of warrants	—	(1)	—	—	—	—	(1)	—	(1)
Change in redeemable common stock (see Note 25)(As restated)	—	—	147	—	—	—	147	—	147
Purchase of treasury stock (see Note 24)	—	—	—	(12)	—	—	(12)	—	(12)
Stock-based compensation expense	—	—	17	—	—	—	17	—	17
Other comprehensive loss	—	—	—	—	(26)	—	(26)	—	(26)
Balance at December 31, 2020 (As restated)	$1	$171	$1,009	$(12)	$(27)	$(319)	$823	$—	$823
See Notes to Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except share and per share data)
1. Background and Basis of Presentation
Company
Within these financial statements, Hexion Holdings Corporation (“Hexion”, “Hexion Holdings”, the “Company”, or the “Successor Company”) refers to Hexion Holdings Corporation and its subsidiaries. Any references to the “Company”, “Hexion”, “we” “us” or “our” as of the date and prior to July 1, 2019 (the date of the Hexion Holdings’ formation) relate to Hexion Inc. and its subsidiaries (including predecessor period). In these financial statements, “Hexion Inc.”, “Predecessor Company”, or “Predecessor” refers to our 100% owned subsidiary and, unless the context otherwise requires, its subsidiaries.
Based in Columbus, Ohio, Hexion Holdings, serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. At December 31, 2020, the Company had 44 production and manufacturing facilities, with 21 located in the United States. The Company’s business is organized based on the products offered and the markets served. At December 31, 2020, the Company had three reportable segments: Adhesives; Coatings and Composites; and Corporate and Other. The Company operates all of its businesses through Hexion Inc., its 100% owned subsidiary.
Restatement
The Company has restated its previously issued Consolidated Balance Sheet and Consolidated Statements of Equity (Deficit) as of and for the year ended December 31, 2020 to correct an error identified by the Company related to the presentation of redeemable common stock. Specifically, the provision authorizing the Board of Directors the ability to redeem up to 15% of the shares of common stock Class B expired effective December 31, 2020. As a result, the Company incorrectly classified $144 million of redemption value as mezzanine equity within "Redeemable common stock Class B - subject to redemption" as opposed to common stock Class B (which was understated by $0.09 million) and paid-in capital (which was understated by $143.91 million) with a corresponding understatement of $144 million in "Total Hexion Holdings Corporation shareholders' equity" and "Total equity" within its Consolidated Balance Sheet and its Consolidated Statements of Equity (Deficit). Corresponding updates have been made to reflect the impact of the restatement to the disclosures within Notes 23, 25 and 27. Based on quantitative and qualitative assessments, the incorrect presentation and disclosure of such amounts is considered material to the Consolidated Financial Statements as of and for the year ended December 31, 2020, which have been restated. This error did not have an impact on the Consolidated Statements of Operations, of Comprehensive Income (Loss) or Cash Flows.
Sale of Phenolic Specialty Resins Business
On September 27, 2020, the Company entered into a definitive agreement (the “Purchase Agreement”) for the sale of its Phenolic Specialty Resins (“PSR”), Hexamine and European-based Forest Products Resins businesses (together with PSR, the “Held for Sale Business”) to Black Diamond Capital Management, LLC and Investindustrial (the “Buyers”) for a purchase price of approximately $425. The consideration consists of $335 in cash and certain assumed liabilities with the remainder in future contingent proceeds based on the performance of the Held for Sale Business. For more information, see Note 4 “Discontinued Operations”.
As of December 31, 2020, the Company reclassified the assets and liabilities of the Held for Sale Business as held for sale on the Consolidated Balance Sheets and reported the results of the operations for the year ended December 31, 2020 as “(Loss) income from continuing operations, net of taxes” on the Consolidated Statements of Operations. Amounts for prior periods have similarly been retrospectively reclassified for all periods presented.
Additionally, the Company has included $15, $9, $10 and $24 in both “Net sales” and “Cost of sales” within continuing operations for the Successor year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor periods January 1, 2019 through July 1, 2019 and Predecessor year ended

Confidential Treatment Requested by Hexion Holdings Corporation
December 31, 2018, respectively, which represents sales from the Company’s continuing operations to the Held for Sale Business that were previously eliminated in consolidation. These reclassifications had no impact on “Net (loss) income” in the Consolidated Statements of Operations for any of the periods presented.
Emergence from Chapter 11 and Fresh Start Accounting
As a result of the Predecessor Company’s reorganization and emergence from Chapter 11 bankruptcy (as defined in Note 5) on the morning of July 1, 2019 (the “Effective Date”), Hexion Inc.’s direct parent is Hexion Intermediate Holding 2, Inc. (“Hexion Intermediate”), a holding company and wholly owned subsidiary of Hexion Intermediate Holding 1, Inc., a holding company and wholly owned subsidiary of Hexion Holdings, the ultimate parent of Hexion Inc. Prior to its reorganization, the Predecessor Company’s parent was Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (now known as Hexion TopCo, LLC or “TopCo”), the previous ultimate parent entity of the Predecessor Company, which was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, Inc. and its subsidiaries, “Apollo”).
Upon effectiveness of the Plan (as defined in Note 5), Hexion Holdings issued 58,410,731 shares of new Class B common stock, par value $0.01 per share (“New Common Stock”), pursuant to the Rights Offering, including shares of New Common Stock issued as commitment premium. In addition, upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 warrants to purchase shares of New Common Stock. The shares of New Common Stock were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization. See Note 5 for more information.
The Predecessor Company filed for Chapter 11 bankruptcy protection on April 1, 2019 (the “Petition Date”) and as the Predecessor Company previously disclosed, based on its financial condition and its projected operating results, the defaults under its debt agreements, and the risks and uncertainties surrounding its Chapter 11 proceedings (see Note 5), there was substantial doubt as to the Predecessor Company’s ability to continue as a going concern as of the issuance of the Predecessor Company’s financial statements for the year ended December 31, 2018. After the Predecessor Company’s emergence from Chapter 11 on July 1, 2019 and based on its new capital structure, liquidity position and projected operating results, as of December 31, 2020, Hexion Holdings expects to continue as a going concern for the next twelve months. See Note 5 for more information.
On the Effective Date, in accordance with ASC 852, the Predecessor Company applied fresh start accounting to its financial statements as (i) the holders of existing voting shares of the Predecessor Company prior to its emergence received less than 50% of the voting shares of the Successor Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Predecessor Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to the Predecessor Company’s consolidated financial statements as of July 1, 2019, the date it emerged from bankruptcy, which resulted in a new basis of accounting and it became a new entity for financial reporting purposes. As a result, the Hexion Inc. successor company allocated the reorganization value of the Hexion Inc. successor company to its individual assets based on their estimated fair values. Reorganization value represents the fair value of the Hexion Inc. successor company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill.
As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the Consolidated Financial Statements after the Effective Date are not comparable with the Consolidated Financial Statements prior to that date. References to “Successor” or “Successor Company” relate to the financial position and results of operations of the Company after the Effective Date. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company on or before the Effective Date. Refer to Note 6 for more information.
Financial Reporting in Reorganization
Effective on the Petition Date, the Predecessor Company applied Accounting Standard Codification, No. 852, “Reorganizations,” (“ASC 852”) which is applicable to companies under Chapter 11 bankruptcy protection. It

Confidential Treatment Requested by Hexion Holdings Corporation
requires the financial statements for periods subsequent to the Chapter 11 filing to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses, realized gains and losses, and provisions for losses that are directly associated with reorganization proceedings must be reported separately as “Reorganization items, net” in the Consolidated Statements of Operations. In addition, the balance sheet must distinguish debtor pre-petition liabilities subject to compromise (“LSTC”) from liabilities of non-filing entities, pre-petition liabilities that are not subject to compromise and post-petition liabilities in the accompanying Consolidated Balance Sheet. LSTC are pre-petition obligations that are not fully secured and have at least a possibility of not being repaid at the full claim amount. LSTC related to debt, its related interest payable and certain affiliate payables were settled in accordance with the Plan, as applicable, on or shortly after the Predecessor Company emerged from Chapter 11 bankruptcy on July 1, 2019. As of July 1, 2019, all remaining liabilities subject to compromise were not impaired and remain on the Company’s Consolidated Balance Sheets.
The Company’s Consolidated Balance Sheets as of December 31, 2020 and 2019 included in these financial statements were prepared under the basis of accounting assuming that the Company will continue as a going concern, which contemplated continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business.
2. Summary of Significant Accounting Policies
Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of the net earnings of 20% to 50% owned companies, which are accounted for under the equity method of accounting as the Company has the ability to exercise significant influence over operating and financial policies (but not control), are included in “Earnings from unconsolidated entities, net of taxes” in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.
The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned.
The Company’s unconsolidated investments accounted for under the equity method of accounting include the following as of     December 31, 2020:
•49.99% interest in Momentive UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China;
•50% ownership interest in Hexion Shchekinoazot Holding B.V., a joint venture that manufactures forest products resins in Russia (see Note 4 for discussion of Russia JV within discontinued operations);
•50% ownership interest in Hexion Australia Pty Ltd, a joint venture which provides urea formaldehyde resins and other products to industrial customers in western Australia.
Foreign Currency Translations and Transactions—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. The Company did not recognize a transaction gain or loss for the year ended December 31, 2020. The Company recognized transaction gains (losses) of $5, $(8) and $30 for the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, respectively, which are included as a component of “Net (loss) income.” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation and recorded in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. The effect of translation is included in “Accumulated other comprehensive loss.”
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at

Confidential Treatment Requested by Hexion Holdings Corporation
the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation liabilities, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, reserves for uncollectible accounts receivable, general insurance liabilities, asset impairments, fair values of assets acquired and liabilities assumed in business acquisitions, and valuations associated with fresh start accounting. Actual results could differ from these estimates.
Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020 and 2019, the Company had interest-bearing time deposits and other cash equivalent investments of $20 and $74, respectively. The Company’s restricted cash balances of $4 as of both December 31, 2020 and 2019 represent deposits to secure certain bank guarantees issued to third parties to guarantee potential obligations of the Company primarily related to the completion of tax audits. These balances will remain restricted as long as the underlying exposures exist and are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents.”
Allowance for Doubtful Accounts—Under adoption of ASU 2016-13, the Company has updated its credit loss methodology to consider a broader range of reasonable and supportable information to determine its credit loss estimates. The Company utilizes a historical aging method disaggregated by portfolio segment of geographic region, and then the Company makes any necessary adjustments for current conditions and forecasts about future economic conditions for calculating its allowance for doubtful accounts. The Company evaluates each pooled receivables’ geographic region by differing regional industrial and economic conditions, overall end market conditions and groups of customers with similar risk profiles related to timing and uncertainty of future collections. If particular accounts receivable balances no longer display risk characteristics that are similar to other pooled receivables, the Company performs individual assessments of expected credit losses for those specific receivables. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.
As of December 31, 2020, the Company’s allowance for doubtful accounts provision for expected credit losses reflected the current business conditions, forecasts of future economic conditions and the impacts related to the global business and market disruptions of the coronavirus disease 2019 (“COVID-19”) pandemic, in accordance with ASU 2016-13 (see Note 3 for more information) which did not result in an increase for the year. The Company’s current expectations and assumptions regarding its business, the economy and other future events and conditions are based on currently available financial, economic and competitive data and current business plans as of December 31, 2020. Actual results could vary materially depending on risks and uncertainties that may affect the Company’s operations, markets, services, prices and other factors.
The Company recorded an allowance for doubtful accounts of $3 at both December 31, 2020 and 2019, to reduce accounts receivable to their estimated net realizable value. Accounts receivable balances are written-off against the allowance if a final determination of uncollectibility is made. There were no write-offs or recoveries for the year ended December 31, 2020. Prior to adoption of ASU 2016-13, the Company’s policy for the allowance for doubtful accounts was estimated using factors such as customer credit ratings and past collection history.
Inventories—Inventories are stated at lower of cost or net realizable value using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity.
Deferred Expenses—Deferred debt financing costs are included in “Long-term debt” in the Consolidated Balance Sheets, with the exception of deferred financing costs related to revolving line of credit arrangements, which are included in “Other long-term assets” in the Consolidated Balance Sheets. These costs are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any debt, the related debt issuance costs are written off. Deferred debt financing costs included in “Long-term debt” in the Consolidated Balance Sheets were less than $1 at December 31, 2020.

Confidential Treatment Requested by Hexion Holdings Corporation
For the Predecessor period from January 1, 2019 through July 1, 2019, in connection with the application of fresh start accounting, any existing debt issuance costs were included in “Reorganization items, net” in the Consolidated Statements of Operations and there were no deferred debt financing costs included in “Long-term debt” in the Consolidated Balance Sheets as of December 31, 2019.
Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the range of estimated useful lives for buildings and machinery and equipment were 9 to 39 years and 1 to 20 years, respectively at December 31, 2020 and 2019). Assets under finance leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Property and equipment was recorded at its estimated fair value in connection with the application of fresh start accounting, resulting in the remeasurement of accumulated depreciation to zero as of July 1, 2019 (see Note 6. Depreciation expense was $131, $90, $40 and $86 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, respectively. Additionally, for the year ended December 31, 2020 and 2018, $2 and $4, respectively, of accelerated depreciation was recorded as a result of shortening the estimated useful lives of certain long-lived assets related to planned facility rationalizations. There was no accelerated depreciation in the Successor period July 2, 2019 through December 31, 2019 or in the Predecessor period January 1, 2019 through July 1, 2019. Lastly, for the year ended December 31, 2020 and the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, “Capitalized expenditures” in the Consolidated Statements of Cash Flows were increased by $2, decreased by $8, increased by $7 and increased by $5, respectively, to reflect the change in invoiced but unpaid capital expenditures at each respective year-end as a non-cash investing activity.
Leases—The Company adopted ASU 2016-02 using a modified retrospective adoption method at January 1, 2019. Under this method of adoption, there is no impact to the comparative Consolidated Statement of Operations and the Consolidated Balance Sheets. The Company also determined that there was no cumulative-effect adjustment to beginning retained earnings on the Consolidated Balance Sheet. The Company will continue to report periods prior to January 1, 2019 in its financial statements under prior guidance as outlined in Accounting Standards Codification Topic 840, “Leases”. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward its historical lease classification. The Company also elected the hindsight practical expedient to determine the lease term for existing leases.
The Company determines if a contract is a lease at the inception of the arrangement. The Company reviews all options to extend, terminate, or purchase its right of use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. Nearly all of the Company’s lease contracts do not provide a readily determinable implicit rate. For these contracts, the Company estimates the incremental borrowing rate to discount the lease payments based on information available at lease commencement. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company combines lease and non-lease components. See Note 13 “Leases” for more information.
Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives, which range from 1 to 5 years.
Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, tradenames, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as

Confidential Treatment Requested by Hexion Holdings Corporation
incurred. The Company does not amortize goodwill. Intangible assets with determinable lives are amortized on a straight-line basis over the legal or economic life of the assets, which range from 15 to 25 years (see Note 6 and Note 10).
As a result of the application of fresh start accounting the Company established $178 of Successor goodwill and $1,219 of Successor intangibles upon Emergence. Refer to Note 6 for additional information related to Emergence. The amount of goodwill and intangibles related to continuing operations is $164 and $1,079, respectively. Refer to Note 10 for additional information.
Impairment—The Company reviews property and equipment, leases and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit with goodwill to its carrying value to determine if there is an indication that a potential impairment may exist.
Long-Lived Assets and Amortizable Intangible Assets
There were $16 long-lived asset impairments recorded during the year ended December 31, 2020 and there were no long-lived asset impairments for the Successor period July 2, 2019 through December 31, 2019 or the Predecessor period January 1, 2019 through July 1, 2019. During the year ended December 31, 2018, the Company recorded long-lived asset impairments of $28, which are included in “Asset impairments” in the Consolidated Statements of Operations (see Note 8 for more information).
Goodwill
The Company’s reporting units in continuing operations include epoxy, versatics and forest products. The Company’s reporting units are generally one level below the operating segments for which discrete financial information is available and reviewed by segment management. However, components of an operating segment can be aggregated as one reporting unit if the components have similar economic characteristics. The Company’s consolidated goodwill balance from continuing operations was $164 as of December 31, 2020, including $127 related to the forest products reporting unit, $36 related to the versatics reporting unit and $1 related to the epoxy reporting unit.
The Company tests goodwill annually for impairment of value or more frequently when potential impairment triggering events are present. The Company’s annual impairment testing date is October 1. Goodwill is tested for impairment by comparing the estimated fair value of a reporting unit to its carrying value. The Company uses a weighted market and income approach to estimate the fair value of its reporting units. The market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique, and the income approach is based on a discounted cash flow model. The key assumptions and estimates utilized in the market and income approaches primarily include market multiples, discount rates and future levels of revenue growth and operating margins, and to a lesser extent, estimates and assumptions related to working capital investment, taxes, depreciation and amortization and capital spending projections. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge is recorded for the difference.
As of October 1, 2020 and 2019, the estimated fair value of each of the Company’s remaining reporting units was deemed to be in excess of the carrying amount of assets (including goodwill) and liabilities assigned to each reporting unit. The step-up of fixed and intangible asset values during fresh start accounting resulted in an increase of the carrying amounts of net assets for the Company’s reporting units that have goodwill, thereby reducing the amount of headroom between the fair value and carrying value of these reporting units. As a result, future unfavorable changes to business results and/or discounted cash flows for these reporting units are more likely to result in asset impairments.
General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under

Confidential Treatment Requested by Hexion Holdings Corporation
high-deductible insurance policies. The Company records losses when they are probable and reasonably estimable and amortizes insurance premiums over the life of the respective insurance policies.
Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments and fines. Legal fees are expensed as incurred (see Note 14).
Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 14).
Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.
Revenue Recognition—The Company follows the principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Revenue, net of estimated allowances and returns, is recognized when the Company has completed its performance obligations under a contract and control of the product is transferred to the customer. Substantially all revenue is recognized at the time shipment is made or upon delivery as risk and title to the product transfer to the customer. Sales, value add, and other taxes that are collected concurrently with revenue-producing activities are excluded from revenue. Contract terms for certain transactions, including sales made on a consignment basis, result in the transfer of control of the finished product to the customer prior to the point at which the Company has the right to invoice for the product. In these cases, timing of revenue recognition will differ from the timing of invoicing to customers and will result in the Company recording a contract asset. The Company adopted ASU 2014-09 as of January 1, 2018 utilizing a modified retrospective approach. A contract asset balance of $5 and $6 is recorded within “Other current assets” at December 31, 2020 and 2019, respectively, in the Consolidated Balance Sheet. Refer to Note 20 for additional discussion of the Company’s net sales by reportable segment disaggregated by geographic region.
Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Revenue from shipping and handling services is recognized when control of the product is transferred to the customer. Shipping and handling costs are recorded in “Cost of sales” in the Consolidated Statements of Operations.
Turnaround Costs—The Company periodically performs procedures at its major production facilities to extend the useful life, increase output and efficiency and ensure the long-term reliability and safety of plant machinery (“turnaround” or “turnaround costs”). As a result of the application of fresh start accounting upon the Company’s emergence from Chapter 11, the Successor Company adopted an accounting policy to capitalize certain turnaround costs and amortize on a straight-line basis over the estimated period until the next turnaround. Costs for routine repairs and maintenance are expensed as incurred. Capitalized turnaround costs were $7 and $2 at December 31, 2020 and 2019 and are included in “Machinery and equipment” in the Consolidated Balance Sheets.
Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. We also provide customer service through our technical staff as part of our research and development program to discover new applications and processes. All costs associated with research and development and technical services are charged to expense as

Confidential Treatment Requested by Hexion Holdings Corporation
incurred. Research and development and technical service expense was $38, $20, $21 and $43 for the year ended December 31, 2020 and the Successor period ended July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018, respectively, and is included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.
Business Realignment Costs—The Company incurred “Business realignment costs” totaling $69, $22, $14 and $27 for the year ended December 31, 2020 and for the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018, respectively. These costs primarily included costs related to in-process cost reduction programs and certain in-process and recently completed facility rationalizations.
Pension and Other Non-Pension Postretirement Benefit Liabilities—Pension and other non-pension postretirement benefit (“OPEB”) assumptions are significant inputs to the actuarial models that measure pension and OPEB benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.
Accumulated and projected benefit obligations are measured as the present value of future cash payments. The Company discounts these cash payments using a split-rate interest approach. This approach uses multiple interest rates from market-observed forward yield curves which correspond to the estimated timing of the related benefit payments. Lower discount rates increase present values and higher discount rates decrease present values.
To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.
Upon the Company’s annual remeasurement of its pension and OPEB liabilities in the fourth quarter, or on an interim basis as triggering events warrant remeasurement, the Company immediately recognizes gains and losses as a mark-to-market (“MTM”) gain or loss through earnings. As such, the Company’s net periodic pension and OPEB expense consists of i) service cost, interest cost, expected return on plan assets, amortization of prior service cost/credits recognized on a quarterly basis and ii) MTM adjustments recognized annually in the fourth quarter upon remeasurement of pension and OPEB liabilities or when triggering events warrant remeasurement.
The MTM adjustments were a loss of $4, loss of $5 and a gain of $13 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, and for the year ended December 31, 2018, respectively, and are recognized in “Other non-operating (income) expense, net” in the Consolidated Statements of Operations. A MTM loss of $44 was recorded upon the Company’s emergence from bankruptcy (see Note 5 for more information) which was included within “Reorganization items, net” on the Consolidated Statement of Operations for the Predecessor period January 1, 2019 through July 1, 2019.
Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.
Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 17).
Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated

Confidential Treatment Requested by Hexion Holdings Corporation
financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.
The Company monitors changes in tax laws and reflects the impact of tax law changes in the period of enactment. See Note 17 for additional information on how the Company recorded the impacts of the U.S. tax reform.
Derivative Financial Instruments and Hedging Activities—Periodically, the Company is a party to forward exchange contracts, foreign exchange rate swaps, interest rate swaps, natural gas futures and electricity forward contracts to reduce its cash flow exposure to changes in interest rates and natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives, whether designated as hedging relationships or not, are recorded on our balance sheet at fair value. For fair value and cash flow hedges qualifying for hedge accounting, the Company formally documents at inception the relationship between hedging instruments and hedged items, the risk management objective, strategy and the evaluation of effectiveness for the hedge transaction. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive income, to the extent effective, and will be recognized in the Consolidated Statement of Operations when settled. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception the Company performs effectiveness assessments at least every three months. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.
Stock-Based Compensation—All stock-based compensation activity relates to shares issued by Hexion Holdings, the ultimate parent of the Company. Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period or derived service period on a graded-vesting basis. The expense is recorded net of forfeitures upon occurrence (see Note 16).
Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. For the portion of the sales price that is deferred in a reserve account and subsequently collected, the Company’s policy is to classify the cash in-flows as cash flows from operating activities as the predominant source of the cash flows pertains to the Company’s trade accounts receivable. The remaining portion of the sales price not deferred is recognized as cash flows from operating activities. When the Company retains the servicing rights on the transfers of accounts receivable, it measures these rights at fair value, if material.
Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.
Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides approximately 9% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.
Subsequent Events—The Company has evaluated subsequent events through March 10, 2021, the date the financial statements were available for issuance.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through July 30, 2021, the date the financial statements were available to be reissued.

Confidential Treatment Requested by Hexion Holdings Corporation

On April 30, 3021, the Company completed the sale of its Held for Sale Business pursuant to the terms of the Purchase Agreement with the Buyers. The Company received gross cash consideration for the Held for Sale Business in the amount of $304. In addition, the Buyers assumed approximately $31 of certain liabilities, net of preliminary working capital and other closing adjustments as part of the Purchase Agreement. A subsequent post-closing adjustment to the initial cash consideration will be made in accordance with the Purchase Agreement. Hexion expects to use a portion of the net proceeds to invest in its business, and in May 2021, the Company used a portion of its net proceeds to reduce its borrowings under its Senior Secured Term Loan, in accordance with its credit agreement.
Reclassifications—Certain amounts in the Consolidated Financial Statements for prior periods have been reclassified to conform with the current presentation. These reclassifications were to record the assets and liabilities of the Held for Sale Business and the results of operations as discontinued operations. See Note 4 for more information.
Standard Guarantees / Indemnifications—In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.
These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.
Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. The Company has accrued for those pre-closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2020 and 2019 are not material.
While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.
Our corporate charter also requires us to indemnify, to the extent allowed by New Jersey state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.
Warranties—The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

Confidential Treatment Requested by Hexion Holdings Corporation
Recently Issued Accounting Standards
Newly Adopted Accounting Standards
In June 2016, the FASB issued ASU 2016-13: Financial Instruments - Credit Losses (Topic 820): Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). The amendments in this update replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. New disclosures are also required with this standard. The standard is effective for annual and interim periods beginning after December 15, 2019. This standard impacts the Company’s accounts receivables and contract assets. The Company adopted ASU 2016-13 at January 1, 2020, using a modified retrospective adoption method. Under this method of adoption, there is no impact to the comparative Consolidated Statement of Operations and the Consolidated Balance Sheets. There was an immaterial impact of adopting ASU 2016-13 on the date of adoption.
In August 2018, the FASB issued ASU 2018-15: Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company adopted ASU 2016-13 prospectively on January 1, 2020 and the adoption had an immaterial impact on its consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04: Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 will provide optional expedients and exceptions for a limited period of time to ease the potential burden in accounting for contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has adopted ASU 2020-04 and the initial adoption of this ASU did not have an impact on our consolidated financial statements.
Recently Issued Accounting Standards
In December 2019, the FASB issued ASU 2019-12: Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in income tax accounting and improve consistent application of and simplify GAAP for other areas of income tax accounting by clarifying and amending existing guidance. The new guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the potential impact ASU 2019-12 will have on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-14: Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans (“ASU 2018-14”). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The standard is effective for fiscal years ending after December 15, 2020. The Company is currently assessing the potential impact of ASU 2018-14 on its financial statements.
3. COVID-19 Impacts
In March 2020, the World Health Organization categorized COVID-19 as a global pandemic. Around the world, local governments’ responses to COVID-19 continue to evolve, which has led to stay-at-home orders, social distancing guidelines and other preventative measures that have disrupted various industries in the global economy and the markets in which our products are manufactured, distributed and sold.
During this pandemic, the Company has implemented additional guidelines to further protect the health and safety of its employees as the Company continues to operate with its suppliers and customers. The Company has

Confidential Treatment Requested by Hexion Holdings Corporation
maintained a focus on the safety of its employees while minimizing potential disruptions caused by COVID-19. For example, the Company is following all legislatively-mandated travel directives in the various countries where it operates, and the Company has also put additional travel restrictions in place for its associates designed to reduce the risk from COVID-19. Additionally, the Company is utilizing extended work from home options to protect its office associates, while adjusting its meeting protocols and processes at its manufacturing sites.
The Company’s businesses have been designated by many governments as essential businesses and the Company’s operations have continued through December 31, 2020. While the Company has continued to operate during the pandemic, it did incur adverse financial impacts to its sales and profitability results during the year ended December 31, 2020 from COVID-19, primarily related to reduced volumes associated with the pandemic. The pandemic has impacted global economic conditions and lowered demand in many of the end use markets in which the Company operates such as automotive, aerospace, industrial products, oil and gas, construction and housing. The ultimate impact that COVID-19 will have on the Company’s future financial position, operating results and cash flows involves numerous risks and uncertainties, including new information which may emerge concerning the severity and duration of COVID-19 and actions to contain the virus or treat its impact.
The Coronavirus Aid, Relief, and Economic Security (the “CARES”) Act was enacted on March 27, 2020 in the U.S. The CARES Act includes several significant provisions, such as delaying certain payroll tax payments, mandatory transition tax payments under the Tax Cuts and Jobs Act, and estimated income tax payments. The Company does not currently expect the CARES Act to have a material impact on its financial results, including on its annual estimated effective tax rate but the Company delayed approximately $15 of certain income tax and non-income tax payments during 2020 and deferred an additional $5 of certain tax payments to future years. The Company continues to monitor and assess the CARES Act and similar legislation in the US and other jurisdictions where the Company operates which may impact the Company’s business and financial results.
Subsequent to December 31, 2020, the United States, and the global regions where the Company operates, continue to be affected by COVID-19. The Company is closely monitoring the COVID-19 pandemic on all aspects of its businesses and geographies, including the impact on its facilities, employees, customers, suppliers, vendors, business partners and distribution.
4. Discontinued Operations
On September 27, 2020, the Company entered into a Purchase Agreement for the sale of PSR, Hexamine and European-based Forest Products Resins businesses (together with PSR, the “Held for Sale Business” or the “Business”) to Black Diamond Capital Management, LLC and Investindustrial (the “Buyers”) for a purchase price of approximately $425. The consideration consists of $335 in cash and certain assumed liabilities with the remainder in future contingent proceeds based on the performance of the Held for Sale Business. The final purchase price is subject to customary post-closing adjustments. The Held for Sale Business was formerly included in the Company’s Adhesives reportable segment.
Assets included in the transaction are the Company’s manufacturing sites in Barry, United Kingdom; Cowie, United Kingdom; Lantaron, Spain; Botlek, Netherlands; Iserlohn, Germany; Frielendorf, Germany; Solbiate, Italy; Kitee, Finland; Louisville, Kentucky; Acme, North Carolina; and the Company’s 50% ownership interest in Hexion Schekinoazot Holding B.V. (the “Russia JV”), a joint venture that manufactures forest products resins in Russia.
The Held for Sale Business produces phenolic specialty resins and engineered thermoset molding compounds used in applications that require extreme heat resistance and strength, such as after-market automotive and original equipment manufacturing (“OEM”) truck brake pads, filtration, aircraft components and foundry resins. The Business is also a significant producer of formaldehyde-based resins in Europe and merchant formaldehyde and formaldehyde derivatives in the Louisville and Acme plants, respectively. Formaldehyde-based resins, also known as forest products resins, are a key adhesive and binding ingredient used in the production of a wide variety of engineered lumber products, including medium density fiberboard (“MDF”), particleboard and oriented strand board (“OSB”). These products are used in a wide range of applications in the construction, remodeling and furniture industries. Merchant formaldehyde and formaldehyde derivatives are intermediate ingredients that are used in a variety of durable and industrial products. The Business generated annual sales of approximately $500 in 2020 and

Confidential Treatment Requested by Hexion Holdings Corporation
was historically reported within the Adhesives reportable segment. The sale is subject to customary closing conditions, including European Works Council consultation, and is expected to close in the first quarter of 2021.
Until the closing date, the Company has agreed to operate the Held for Sale Business in the ordinary course. The Company has agreed to provide certain transitional services to the Buyers for a limited period of time following the closing.
As of December 31, 2020, the Company reclassified the assets and liabilities of the Held for Sale Business as held for sale on the Consolidated Balance Sheets and reported the results of the operations for the year ended December 31, 2020 as “Income (loss) from discontinued operations, net of tax” on the Consolidated Statements of Operations. Amounts for prior periods have similarly been retrospectively reclassified for all periods presented.
The Held for Sale Business had $14 of goodwill at both December 31, 2020 and 2019, and $61 and $63 of other intangible assets at December 31, 2020 and December 31, 2019, respectively. Goodwill was allocated based on the relative fair value of the European-based Forest Products Resins businesses, included in the Held for Sale Business, which is part of the Company’s Forest Product Resins reporting unit. Other intangible assets were specifically identified based on customer relationships within the Company’s Forest Products Resins reporting unit that are associated with the Held for Sale Business.
As a result of entering into the Purchase Agreement, the Company recognized a pre-tax charge of $75 within discontinued operations, representing the difference between the fair value of the Held for Sale Business, less costs to sell, and the carrying value of net assets held for sale as of December 31, 2020. Fair value represents the expected net cash proceeds, excluding any future contingent proceeds, from the sale of the Held for Sale Business. The Company has made an accounting policy election to account for the initial and subsequent measurement of the future contingent proceeds, of up to $90, as a gain contingency. Under this model, any future contingent consideration is not recognized until all future conditions are met and the Company has earned the proceeds. The contingent proceeds are based on performance targets of the Held for Sale Business over each of the next three years, as specified in the Purchase Agreement. Thus, for purposes of this impairment analysis the fair value of the future contingent proceeds was not considered in determination of the disposal group impairment. Further, the Company concluded that the impairment of the Held for Sale Business assets did not represent an impairment triggering event for the Company’s continuing operations.
The following table reconciles the carrying amounts of major classes of assets and liabilities of discontinued operations to total assets and liabilities of discontinued operations that are classified as held for sale in the Company’s Consolidated Balance Sheets:

	December 31, 2020	December 31, 2019
Carrying amounts of major classes of assets held for sale:
Accounts receivable	$66	$49
Finished and in-process goods	18	21
Raw materials and supplies	17	18
Other current assets	12	11
Total current assets	113	99
Investment in unconsolidated entities	5	3
Deferred tax assets	2	—
Other long-term assets	7	11
Property, plant and equipment, net	310	297
Operating lease assets	13	12
Goodwill	14	14
Other intangible assets, net	61	63
Discontinued operations impairment	(75)	—

Confidential Treatment Requested by Hexion Holdings Corporation

Total long-term assets	337	400
Total assets held for sale	$450	$499
Carrying amounts of major classes of liabilities held for sale:
Accounts payable	$52	$52
Income taxes payable	1	—
Accrued payroll	3	5
Current portion of operating lease liabilities	2	2
Other current liabilities	9	10
Total current liabilities	67	69
Long-term pension and post employment benefit obligations	36	29
Deferred income taxes	22	15
Operating lease liabilities	5	4
Other long-term liabilities	8	8
Total long-term liabilities	71	56
Total liabilities held for sale	$138	$125
In addition to the Held for Sale Business assets and liabilities classified as “held for sale” in the table above, the Company’s Consolidated Balance Sheets as of December 31, 2020 also includes $1 of current assets held for sale, noncurrent assets held for sale of $5, current liabilities associated with assets held for sale of $3 and noncurrent liabilities associated with assets held for sale of $3. These additional assets and liabilities classified as “held for sale” at December 31, 2020 are related to the Company’s other restructuring activities.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table shows the financial results of discontinued operations for the periods presented:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Major line items constituting pretax income of discontinued operations:
Net sales (1)	$493	$286	$309	$692
Cost of sales (exclusive of depreciation and amortization)(1)	412	245	263	600
Selling, general and administrative expense	42	15	17	34
Depreciation and amortization	26	17	9	19
Asset impairments	75	—	—	—
Business realignment costs	3	2	1	2
Other operating expense (income), net	—	1	(1)	(1)
Operating (loss) income	(65)	6	20	38
Reorganization items, net	—	—	(135)	—
Other non-operating expense, net	5	1	—	—
(Loss) income from discontinued operations before income tax, earnings from unconsolidated entities	(70)	5	155	38
Income tax expense (benefit)	1	1	21	9
(Loss) income from discontinued operations, net of tax	$(71)	$4	$134	$29
Earnings from unconsolidated entities, net of tax	2	—	1	(1)
Net (loss) income attributable to discontinued operations	$(69)	$4	$135	$28
____________________
(1)The Held for Sale Business has included $4, $5, $2 and $9 in both “Net sales” and “Cost of sales” within the discontinued operations for the Successor year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor periods January 1, 2019 through July 1, 2019 and Predecessor year ended December 31, 2018, respectively, which represents sales from the Held for Sale Business to the Company’s continuing operations that were previously eliminated in consolidation. These reclassifications had no impact on “Net (loss) income” in the Consolidated Statements of Operations for any of the periods presented.
Equity Method Investments
The Company’s 50% ownership interest in the Russia JV, accounted for using the equity method of accounting, is included in the Held for Sale Business. Summarized financial data for the Russia JV are shown in the following tables:

	December 31, 2020	December 31, 2019
Current assets	$7	$9
Non-current assets	1	1
Current liabilities	2	11
Non-current liabilities	6	12

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Net sales	$32	$14	$18	$43
Gross profit	12	3	4	7
Pre-tax income	5	1	2	2
Net income	4	—	2	2

5. Emergence from Chapter 11 Bankruptcy
Bankruptcy Petitions and Emergence from Chapter 11
On the Petition Date, Hexion Inc., Hexion Holdings LLC, Hexion LLC and certain of their subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware, (the “Bankruptcy Court”). The Chapter 11 proceedings were jointly administered under the caption In re Hexion TopCo, LLC, No. 19-10684 (the “Chapter 11 Cases”). The Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
On June 25, 2019, the Court entered an order (the “Confirmation Order”) confirming the Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 (the “Plan”). On the morning of July 1, 2019, in accordance with the terms of the Plan and the Confirmation Order, the Plan became effective and the Debtors emerged from bankruptcy (the “Emergence”).
Debtor-in-Possession Financing
DIP Term Loan Facility
In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, the Predecessor Company entered into a New York law-governed senior secured term loan agreement (the “DIP Term Loan Facility”), among Hexion LLC (“Holdings”), the Predecessor Company, Hexion International Holdings B.V. (the “Dutch Borrower”), which was amended on April 17, 2019, the lenders party thereto and JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent and collateral agent (the “Term Loan Agent”). The proceeds of the DIP Term Loan Facility were loaned by the Dutch Borrower to the Predecessor Company pursuant to an intercompany loan agreement (the “Intercompany Loan Agreement”) and were used in part to repay in full the outstanding obligations under the Predecessor Company’s existing asset-based revolving credit agreement ABL Facility (the “Predecessor ABL Facility”). As of June 30, 2019, the Predecessor Company had $350 borrowings outstanding under DIP Term Loan Facility. The Predecessor Company’s remaining obligations under the DIP Term Loan Facility were repaid in full and the DIP Term Loan Facility was terminated upon consummation of the Plan by the Predecessor Company on July 1, 2019.
DIP ABL Facility
In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, Holdings, the Predecessor Company and certain of its subsidiaries (collectively, the “Borrowers”), the lenders party thereto, JPMorgan, as administrative agent, and JPMorgan, as collateral agent (the “DIP ABL Collateral Agent” and together with the DIP Term Loan Facility, the “DIP Credit Facilities”), entered into an amended and restated senior secured debtor-in-possession asset-based revolving credit agreement, which was further amended on May 10, 2019 (the “DIP ABL Facility”), which amended and restated the Predecessor Company’s Predecessor ABL Facility among Holdings, the Company, the Borrowers, the lenders party thereto, JPMorgan, as administrative agent, and JPMorgan, as collateral agent. As of June 30, 2019, the Predecessor Company had no outstanding borrowings under the DIP ABL Facility and the DIP ABL Facility was terminated upon consummation of the Plan by the Predecessor Company on July 1, 2019.

Confidential Treatment Requested by Hexion Holdings Corporation
Restructuring Support Agreement
On April 1, 2019, the Debtors entered into a Restructuring Support Agreement (the “Support Agreement”) with equityholders that beneficially owned more than a majority of the Predecessor Company’s outstanding equity (the “Consenting Sponsors”) and creditors that held more than a majority of the aggregate outstanding principal amount of each of the Company’s 6.625% Notes and 10.00% Notes, (the “1L Notes”), 13.750% 1.5 lien notes due 2022 (the “1.5L Notes”), 9.00% second lien notes due 2020 (the “2L Notes”), 9.20% Debentures due 2021 and/or 7.875% Debentures due 2023 issued by Borden, Inc. (the “Unsecured Notes”) (the “Consenting Creditors” and, together with the Consenting Sponsors, the “Consenting Parties”). The Support Agreement incorporated the economic terms regarding a restructuring of the Debtors agreed to by the parties reflected in the Support Agreement. The restructuring transactions were effectuated through the Plan.
Equity Backstop Agreement and Rights Offering
On April 25, 2019, the Debtors entered into the Equity Backstop Commitment Agreement, as subsequently amended (the “Equity Backstop”), among the Debtors and the equity backstop parties party thereto (the “Equity Backstop Parties”). The Equity Backstop provides that upon the satisfaction of certain terms and conditions, including the confirmation of the Plan, the Predecessor Company will have the option to require the Equity Backstop Parties to backstop the common stock of the reorganized company (the “New Common Stock”) that is not otherwise purchased in connection with the $300 million rights offerings for New Common Stock of Hexion Holdings (the “Rights Offering”) to be made in connection with the Plan (the “Unsubscribed Shares”) on a several, and not joint and several, basis. In consideration for their commitment to purchase the Unsubscribed Shares, the Equity Backstop Parties will be paid a Premium of 8% of the Rights Offering Amount (the “Equity Backstop Premium”), which premium was earned in full upon entry of the Equity Backstop Approval Order and which is payable either in Cash or in New Common Equity at the option of each Equity Backstop Party. Pursuant to the terms of the Equity Backstop, the Equity Backstop Premium was deemed earned, nonrefundable and non-avoidable upon entry of the approval order by the Court. The Predecessor Company incurred $24 for the Equity Backstop Premium, which is included in “Reorganization items, net” in the Consolidated Statements of Operations. The Predecessor Company paid the Equity Backstop Premium on the Effective Date in accordance with the Plan.
Debt Backstop Agreement
On April 25, 2019, the Debtors entered into the Debt Backstop Commitment Agreement, as subsequently amended (the “Debt Backstop”), among the Debtors and the debt backstop parties party thereto (the “Debt Backstop Parties”). The Debt Backstop provides that upon satisfaction of certain terms and conditions, including the confirmation of the Plan, the Debt Backstop Parties will backstop the New Long-Term Debt on a several, and not joint and several, basis of an amount equal to such Debt Backstop Party’s commitment percentage, in exchange for (a) the Debt Backstop Premium of 3.375% of the backstop commitments thereunder payable either in Cash or in New Common Equity at the option of each Debt Backstop Party and (b) for certain Debt Backstop Parties, the Additional Debt Backstop Premium of 1.5% of the backstop commitments thereunder payable in Cash, both of which premiums (described in (a) and (b)) were earned in full upon entry of the Debt Backstop Approval Order. Pursuant to the terms of the Debt Backstop, the Backstop Commitment Premium was deemed earned, nonrefundable and non-avoidable upon entry of the approval order by the Court. The Predecessor Company incurred $80 for the Backstop Commitment Premium, which is included in “Reorganization items, net” in the Consolidated Statements of Operations. The Predecessor Company paid the Debt Backstop Premium on the Effective Date in accordance with the Plan.
Pre-Petition Claims
On June 7, 2019, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Court, which were amended on June 14, 2019. Prior to the Predecessor Company’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets as of June 30, 2019 and have either been settled or reinstated pursuant to the terms of the Plan. See Note 4 for more information.

Confidential Treatment Requested by Hexion Holdings Corporation
The Debt Instruments provide that as a result of the Bankruptcy Petitions the principal and interest due thereunder shall be immediately due and payable. Any efforts to enforce such payment obligations under the Debt Instruments are automatically stayed as a result of the Bankruptcy Petitions and the creditors’ rights of enforcement in respect of the Debt Instruments are subject to the applicable provisions of the Bankruptcy Code. Upon Emergence on July 1, 2019, these automatic stay provisions are no longer in effect.
Emergence from Chapter 11 Bankruptcy
On July 1, 2019, the Plan became effective and the Debtors emerged from the Chapter 11 proceedings.
On or following the Effective Date, and pursuant to the terms of the Plan, the following occurred:
•The restructuring of the Debtors’ pre-petition funded debt obligations with the proceeds of $1,658 in new long-term debt (“New Long-term Debt”) (see Note 12);
•A $300 Rights Offering for new common equity of Hexion Holdings;
•A percentage of the Rights Offering was issued in the form of warrants (“New Warrants”), these warrants represented 15% of the Rights Offering which are exercisable for shares of Common Stock, issued by Hexion Holdings under the Plan, and referred to as New Warrants under the Plan (together with New Common Stock, “Registrable Securities”);
•Certain of the Debtors entered into the $350 ABL Facility (the “ABL Facility) (see Note 12) ;
•General unsecured claims being paid in full or otherwise continuing unimpaired;
•Holders of claims with respect to the 1L Notes received their pro rata share of (a) cash in the amount of $1.450 billion (less the sum of adequate protection payments paid on account of the 1L Notes during the Chapter 11 cases), (b) 72.5% of new common equity of Hexion Holdings (“New Common Equity”) (subject to the Agreed Dilution), and (c) 72.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering. The dilution of the New Common Equity (“the Agreed Dilution”) resulted from the Rights Offering and the Management Incentive Plan, as defined in the Plan. 10% of the fully-diluted equity of Hexion Holdings is to be reserved for grant to key members of management and independent, non-employee members of the Board of Directors, (see Note 14 for further details on the Management Incentive Plan);
•Holders of claims with respect to the 1.5L Notes, 2L Notes, and Unsecured Notes received their pro rata share of (a) 27.5% of the New Common Equity (subject to the Agreed Dilution) and (b) 27.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering;
•Holders of equity interests (i.e., any class of equity securities) in TopCo received no distributions and all such Equity Interests being cancelled;
•Reorganized Hexion issuing a $2.5 settlement note to the Consenting Sponsors; and
•Appointment of a new board of directors.
Cancellation of Prior Common Stock
In accordance with the Plan, each share of the Predecessor Company’s common stock outstanding prior to the Effective Date, including treasury stock, was canceled. Furthermore, all of the Predecessor Company’s equity award agreements under prior incentive plans, and the awards granted pursuant thereto, were extinguished, canceled and discharged and have no further force or effect after the Effective Date. On the Effective Date, 100 new shares of common stock were issued at a par value of $0.01 to Hexion Inc.’s new direct parent Hexion Intermediate in accordance with the Plan.

Confidential Treatment Requested by Hexion Holdings Corporation
Issuance of New Common Stock
On the Effective Date, all previously issued and outstanding equity interests in TopCo were cancelled. Upon effectiveness of the Plan, Hexion Holdings issued 58,410,731 shares of a new class of common stock, par value $0.01 per share (“New Common Stock”), pursuant to the Rights Offering. The shares of New Common Stock were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization.
New Warrant Agreement
In addition, Hexion Holdings entered into a warrant agreement (the “Warrant Agreement”) and upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 New Warrants as a part of the Rights Offering on the Effective Date. The New Warrants represented 15% of the Rights Offering which are exercisable to purchase shares of New Common Stock. These New Warrants may be exercised, at any time on or after the initial exercise date for exercise price per share of the New Common Stock of $0.01. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.
The holder or group of holders (the “Attribution Parties”) of New Warrants shall be permitted to exercise these New Warrants, at any time, in part or in whole, in amounts sufficient for the holder and Attribution Parties to maintain in the aggregate no less than the beneficial ownership limitation of 9.9% of the fully diluted shares outstanding. Fully diluted shares outstanding is calculated as (x) the aggregate number of shares of New Common Stock issued and outstanding plus (y) the aggregate number of shares of common stock issuable upon the conversion of any other issued and outstanding securities or rights convertible into, or exchangeable for (in each case, directly or indirectly), common stock (excluding, for the avoidance of doubt, any unexercised warrants or options to purchase common stock).
The New Warrants do not entitle the holder or group of holders of the New Warrants to any voting rights, dividends or other rights as a shareholder of the Company prior to exercise of the held New Warrants. If any shares of common stock are listed on a trading market, Hexion Holdings shall use its reasonable best efforts to cause the New Warrants shares issued upon exercise of these New Warrants to also be listed on such trading markets, in accordance with the Warrant Agreement.
Registration Rights Agreement
On the Effective Date, Hexion Holdings entered into a registration rights agreement with certain of its shareholders (the “Registration Rights Agreement”).
Under the Registration Rights Agreement, upon delivery of a written notice by one or more shareholders holding, individually or in the aggregate, at least a majority of the outstanding Registrable Securities and New Warrants, voting together (as if such New Warrants had been exercised), Hexion Holdings is required to file a registration statement and effect an initial public offering and listing of its common stock, so long as the total offering size is at least $100 (a “Qualified IPO”).
Hexion Holdings is also required to file a registration statement at any time following 180 days after the closing of a Qualified IPO upon the delivery of a written notice by one or more shareholders proposing to sell, individually or in the aggregate, at least $50 of Registrable Securities. In addition, under the Registration Rights Agreement, Hexion Holdings is required to file a shelf registration statement as soon as practicable following the closing of a Qualified IPO to register the resale, on a delayed or continuous basis, of all Registrable Securities that have been timely designated for inclusion by the holders (specified in the Registration Rights Agreement). Any individual holder or holders of our outstanding common stock party thereto can demand up to four “shelf takedowns” in any 12-month period which may be conducted in underwritten offerings so long as the total offering size is at least $50. Furthermore, each shareholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

Confidential Treatment Requested by Hexion Holdings Corporation
The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. Hexion Holdings has agreed to pay all registration expenses under the Registration Rights Agreement.
Generally, “Registrable Securities” under the Registration Rights Agreement includes New Common Equity issued under the Plan, except that “Registrable Securities” does not include securities that have been sold under an effective registration statement or Rule 144 under the Securities Act.

6. Fresh Start Accounting
Upon Emergence, the Predecessor Company applied fresh start accounting, in accordance with ASC 852, to its financial statements because (i) the holders of existing voting shares of the Predecessor Company prior to its emergence received less than 50% of the voting shares of the Successor Company outstanding following Emergence and (ii) the reorganization value of the Predecessor Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to the Company’s consolidated financial statements upon Emergence.
Under the principles of fresh start accounting, a new reporting entity was created, and, as a result, the Predecessor Company allocated the reorganization value of the Hexion Inc. successor company to its individual assets based on their estimated fair values in conformity with ASC 805, “Business Combinations”. Reorganization value represents the fair value of the Hexion Inc. successor company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill. As a result of the application of fresh start accounting and the effects of the implementation of the Plan of Reorganization, the consolidated financial statements after the Effective Date are not comparable with the consolidated financial statements as of or prior to that date.
Reorganization Value
As set forth in the Plan of Reorganization and the Disclosure Statement filed with the Bankruptcy Court, the enterprise value of the Hexion Inc. successor company was estimated to be between $2,900 and $3,300 as of the Effective Date. Based on the estimates and assumptions discussed below, the Company estimated the enterprise value to be $3,100 for financial reporting purposes, which is the mid-point of the range of enterprise value per the Plan of Reorganization.
The Company estimated the enterprise value of the Hexion Inc. successor company utilizing three valuation methods: a comparable public company analysis, a selected precedent transactions analysis, and a discounted cash flow (“DCF”) method. The comparable public company analysis is based on the enterprise values of selected publicly traded diversified chemical companies with operating and financial characteristics comparable to the Company. Under this methodology, certain financial multiples that measure financial performance and value are calculated for each selected company and then applied to imply an estimated enterprise value of the Company.
The selected precedent transaction analysis is based on the implied enterprise values of companies and assets involved in publicly disclosed merger and acquisition transactions which the targets had operating and financial characteristics comparable to certain respects of the Company. Under this methodology, a multiple is derived using the enterprise value of each such target, calculated as the consideration paid and the net debt assumed in the merger or acquisition transaction relative to a financial metric, in this case, EBITDA (earnings before interest, income taxes, depreciation and amortization) for the Company, for the last twelve month period which financial results have been publicly announced. Utilizing these multiples a reference range was created to imply an estimated enterprise value range.
The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established a five year estimate of future cash flows based on the financial projections and assumptions utilized in the Company’s disclosure statement, which were derived from earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included, and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period. While the

Confidential Treatment Requested by Hexion Holdings Corporation
Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized. Changes in these estimates and assumptions may have a significant effect on the determination of the Company’s enterprise value. The assumptions used in the calculations for the DCF analysis included projected revenue, cost and cash flows representing the Company’s best estimates at the time the analysis was prepared. The DCF analysis has various complex considerations and judgments, including the discount rate and all of the other projections, etc. Due to the unobservable inputs to the valuation, the fair value would be considered Level 3 in the fair value hierarchy.
The estimated enterprise value is not necessarily indicative of the actual value and the financial results; changes in the economy or the financial markets could result in a different enterprise value. The calculated enterprise value relies on all three of the methodologies listed above collectively. The actual value of the business is subject to certain uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.
The discount rate for each reporting unit was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant and ranged between approximately 11% and 19%. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.
The fair value of debt obligations represents $97 of debt payable within one year and $1,733 of long-term debt. The fair value of long-term debt was determined based on a market approach utilizing current market yields and was estimated to be approximately 100% of par value.
The fair value of pension liabilities of $239 was determined based upon assumptions related to discount rates and expected return on assets, as well as certain other assumptions related to various demographic factors.
The following table reconciles the enterprise value (including both continuing and discontinued operations) to the estimated reorganization value as of the Effective Date:

Enterprise value	$3,100
Plus: Total cash	125
Plus: Fair value of non-debt and non-pension liabilities
Current liabilities	540
Long-term liabilities	527
Total non-debt and non-pension liabilities	1,067
Reorganization value of Hexion Inc. successor assets	$4,292
The fair value of non-debt and non-pension liabilities represents the total liabilities, less debt payable within one year, long-term debt and pension obligations, of the Hexion Inc. successor company as of the Effective Date.

Confidential Treatment Requested by Hexion Holdings Corporation
Condensed Consolidated Statement of Financial Position
The following balance sheet illustrates the impacts of the implementation of the Plan and the application of fresh start accounting, which results in the opening balance sheet of the Hexion Inc. successor company. The Company has reclassified assets and liabilities of the Held for Sale Business and the results of discontinued operations in the table below.

	Hexion Inc.
As of July 1, 2019 (in millions, except share data)	Predecessor Company	Reorganization Adjustments(a)		Fresh Start Adjustments(q)		Successor Company
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $15)	96	$29	(b)	$—		$125
Accounts receivable (net of allowance for doubtful accounts of $16 and $0, respectively)	421	—		6	(r)	427
Inventories:
Finished and in-process goods	221	—		27	(s)	248
Raw materials and supplies	89	—		—		89
Current assets held for sale	132	—		2	(aa)	134
Other current assets	56	2	(c)	—		58
Total current assets	1,015	31		35		1,081
Investment in unconsolidated entities	20	—		(6)	(t)	14
Deferred tax assets	—	12	(d)	(3)	(u)	9
Other long-term assets	34	4	(e)	(1)	(v)	37
Property and equipment:
Land	69	—		11	(w)	80
Buildings	228	—		(118)	(w)	110
Machinery and equipment	1,948	—		(837)	(w)	1,111
	2,245	—		(944)		1,301
Less accumulated depreciation	(1,559)	—		1,566	(w)	7
	686	—		622		1,308
Operating lease assets	89	—		33	(x)	122
Goodwill	83	—		81	(y)	164
Other intangible assets, net	17	—		1,138	(z)	1,155
Noncurrent assets held for sale	187	—		$215	(aa)	$402
Total assets	$2,131	$47		$2,114		$4,292
Liabilities and Deficit
Current liabilities:
Accounts payable	$247	$49	(a)	$—		$296
Debt payable within one year	438	(343)	(f)	2	(ab)	97
Interest payable	7	(5)	(g)	—		2
Income taxes payable	5	11	(h)	—		16
Accrued payroll and incentive compensation	32	—		—		32
Current liabilities associated with assets held for sale	69	—		1	(aa)	70
Current portion of operating lease liabilities	19	—		6	(x)	25
Financing fees payable	104	(104)	(i)	—		—
Other current liabilities	101	5	(j)	—		106
Total current liabilities	1,022	(387)		9		644
Long-term liabilities:
Liabilities subject to compromise	3,664	(3,664)	(k)	—		—
Long-term debt	90	1,622	(l)	21	(ab)	1,733

Confidential Treatment Requested by Hexion Holdings Corporation

Long-term pension and post employment benefit obligations	160	33	(a)	39	(ac)	232
Deferred income taxes	11	1	(m)	148	(ad)	160
Operating lease liabilities	70	—		17	(x)	87
Other long-term liabilities	149	72	(n)	(6)	(r)	215
Noncurrent liabilities associated with assets held for sale	46	—		20	(aa)	66
Total liabilities	5,212	(2,323)		248		3,137
Equity (Deficit)
Common stock (Successor)	—	—	(o)	—		—
Paid-in capital (Successor)	—	1,156	(o)	—		1,156
Common stock (Predecessor)	1	(1)	(p)	—		—
Paid-in capital (Predecessor)	526	(526)	(p)	—		—
Treasury stock (Predecessor), at cost—88,049,059 shares at December 31, 2018	(296)	296	(p)	—		—
Accumulated other comprehensive loss	(26)	—		26	(ae)	—
Accumulated deficit	(3,285)	1,445	(p)	1,840	(ae)	—
Total Hexion Inc. equity (deficit)	(3,080)	2,370		1,866		1,156
Noncontrolling interest	(1)	—		—		(1)
Total equity (deficit)	(3,081)	2,370	(o)	1,866		1,155
Total liabilities and equity (deficit)	$2,131	$47		$2,114		$4,292
Reorganization Adjustments
(a)The reorganization adjustments column reflects adjustments related to the consummation of the Plan, including the settlement of liabilities subject to compromise and related payments, other distributions of cash, issuance of new shares of common stock and the cancellation of the common equity of the Predecessor Company, as discussed in Note 5.
The following is a calculation of the total pre-tax gain on the settlement of the liabilities subject to compromise:

Liabilities subject to compromise (“LSTC”) (see (k) below)	$3,664
Repayment of 1st Lien Notes	(1,383)
Liabilities reinstated at emergence:
Accounts payable	(49)
Pension and other post employment benefit obligations	(33)
Other current liabilities	(18)
Other long-term liabilities	(32)
Total liabilities reinstated at emergence	(132)
Fair value of equity issued in exchange for debt:
Fair value of equity	(1,156)
Less: Proceeds from Rights Offering	300
Total fair value of equity issued in exchange for debt	(856)
Gain on settlement of LSTC	$1,293

Confidential Treatment Requested by Hexion Holdings Corporation
(b)Reflects the net cash received as of the Effective Date from implementation of the Plan:

Sources:
Proceeds from the Rights Offerings	$300
Proceeds from the Senior Notes	450
Proceeds from the Senior Secured Term Loan	1,196
Release of utility deposit	1
Total sources	1,947
Uses:
Repayment of 1st Lien Notes	(1,383)
Repayment of DIP Term Loan Facility	(350)
Repayment of DIP Term Loan interest	(5)
Debt and Equity Backstop premiums	(104)
Financing fees	(19)
Success fees at emergence	(31)
Other professional fees	(26)
Total uses	(1,918)
Net cash received	$29
(c)Represents $3 of excess professional fees due to the Company offset by $1 for the settlement of certain amounts owed during reorganization.
(d)Reflects the adjustment to release the valuation allowance on deferred tax assets for certain non-U.S. subsidiaries which management believes more likely than not will be realized as a result of reorganization.
(e)Reflects the adjustments to capitalize the ABL Facility financing fees incurred upon Emergence.
(f)Reflects the adjustments made on the Effective Date to repay $350 in outstanding DIP Term Loans and to incur $7 for the current portion of the new Senior Secured Term Loan (see Note 12).
(g)On the Effective Date, the Company repaid $5 of accrued unpaid interest on the DIP Term Loan Facility.
(h)Reflects the adjustment to record income taxes payable as a result of reorganization.
(i)On the Effective Date, the Company paid $24 of Equity Backstop premiums to the parties participating in the Rights Offering and $80 of Debt Backstop premiums. See Note 5 for more information.
(j)Represents $18 of other current liabilities that were reclassified from “Liabilities subject to compromise” and $13 of other current liabilities incurred as a result of emergence offset by $26 of professional fees paid at emergence.
(k)Liabilities subject to compromise represent unsecured liabilities incurred prior to the Petition Date. As a result of the Bankruptcy Petitions, actions to enforce or otherwise effect payment of pre-petition liabilities were generally stayed. These liabilities represent the amounts which have been allowed on known claims which were resolved through the Chapter 11 process, and have been approved by the Court as a result of the Confirmation Order.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table summarizes pre-petition liabilities that are classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets:

June 30, 2019
Debt	$3,420
Interest payable	99
Accounts payable	49
Environmental reserve	43
Pension and other post employment benefit obligations	33
Dividends payable to parent	13
Other	7
Total	$3,664
(l)Represents the issuance of the new Senior Term Loan due 2026 of $1,208 and the new Senior Secured Notes due 2027 of $450 offset by $12 of debt discounts and $17 of debt issuance costs of which $7 is classified as “Debt due within one year” on the Consolidated Balance Sheets. The term loan and notes were recorded at estimated fair value, which was determined based on a market approach utilizing current yield.
(m)Represents deferred tax activity associated with Emergence.
(n)Reflects the adjustments made to reclassify $32 of other long-term liabilities from “Liabilities subject to compromise” and to record $40 of tax liability as a result of Emergence.
(o)The following table reconciles the enterprise value to the estimated fair value of the Successor equity as of the Emergence Date:

Enterprise value	$3,100
Plus: Total cash	125
Less: Fair value of new debt	(1,646)
Less: Fair value of remaining debt obligations	(184)
Less: Pension obligations	(239)
Fair value of equity	1,156
Plus: Fair value of noncontrolling interest	1
Fair value of Successor paid-in capital	$1,157
At the Effective Date, 100 shares of Common Stock of Hexion Inc. held by new direct parent Hexion Intermediate were issued and outstanding at a par value of $0.01 per share.
(p)Reflects the cumulative impact of the reorganization adjustments discussed above:

Continuing Operations
Gain on settlement of LSTC	$1,293
Success and other fees recognized at emergence	(39)
Net gain on reorganization adjustments(1)	1,254
Tax impact on reorganization adjustments	(40)
Cancellation of Predecessor common stock	1
Cancellation of Predecessor additional paid-in capital	526
Cancellation of Predecessor treasury stock	(296)
Net impact to Accumulated Deficit	1,445

Confidential Treatment Requested by Hexion Holdings Corporation
The net gain on reorganization adjustments has been included in “Reorganization items, net” in the Consolidated Statements of Operations.
Fresh Start Adjustments
(q)The Fresh Start Adjustments column reflects adjustments required to record the assets and liabilities of the Company at fair value, including the elimination of the accumulated deficit and accumulated other comprehensive (loss) of the Predecessor Company.
(r)Reflects the adjustments made to Predecessor deferred revenue in situations where it has been determined the Successor Company has no remaining legal performance obligation related to the arrangement that give rise to the deferred revenue for the Predecessor Company.
(s)Reflects the adjustment made to record finished goods inventory at its estimated fair value, which was determined based on the current acquisition cost, including disposal and holding period costs and a reasonable profit margin less costs to sell.
(t)Reflects the adjustments made to record the Predecessor Company’s investments in unconsolidated subsidiaries at fair value utilizing a cost approach method.
(u)Reflects the deferred tax asset impact of the fresh start adjustments, resulting primarily from the book adjustment made to foreign property, plant, and equipment and intangibles that increased the future taxable temporary differences recorded.
(v)Reflects the adjustments required to record the Predecessor Company’s long-term assets at fair value.
(w)Reflects the adjustments made to record property, plant and equipment at its estimated fair value and eliminate Predecessor accumulated depreciation. Depreciable lives were also revised to reflect the remaining estimated useful lives of the related property, plant and equipment, which range from 1 to 39 years. Fair value was determined as follows:
•The market, sales comparison or trended cost approach was utilized to estimate fair value for land and buildings. This approach relies upon recent sales, offerings of similar assets or a specific inflationary adjustment to original purchase price to arrive at a probable selling price.
•The cost approach was utilized to estimate fair value for machinery and equipment. This approach considers the amount required to construct or purchase a new asset of equal utility at current market prices, with adjustments in value for physical deterioration and functional and economic obsolescence. Physical deterioration is an adjustment made in the cost approach to reflect the real operating age of an asset with regard to wear and tear, decay and deterioration that is not prevented by maintenance. Functional obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset caused by inefficiencies or inadequacies of the asset, as compared to a more efficient or less costly replacement asset with newer technology. Economic obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset due to factors external to the asset, such as the economics of the industry, reduced demand, increased competition or similar factors.
Depreciable lives were revised to reflect the remaining estimated useful lives as follows (in years):

Buildings	9 to 39 years
Machinery and equipment	1 to 20 years
(x)Reflects $24 of adjustments made to bring the right-of-use operating leased assets, exclusive of $1 related to the Held of Sale Business, and their associated liabilities to fair value utilizing an average discount rate of approximately 6% and to record favorable leasehold interests of $9, exclusive of $5 related to the Held for Sale Business, which were valued using a rental analysis approach based on (i) fair market rent was determined based on rates for facilities comparable to the Company’s properties, (ii) discount rates ranging

Confidential Treatment Requested by Hexion Holdings Corporation
from 8.0% to 12.0%, which were based on the after-tax WACC; and (iii) market rental growth rates ranging from 0.0% to 5.0%.
(y)Reflects the adjustments made to record the elimination of the Predecessor goodwill balance of $83, exclusive of $25 related to the Held for Sale Business, and to record the Successor goodwill of $164, exclusive of $14 related to the Held for Sale Business, which represents the reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets.
(z)Reflects the adjustments made to eliminate the Predecessor Company’s other intangible assets of $17, exclusive of $7 related to the Held for Sale Business, and to record $1,155, exclusive of $64 related to the Held for Sale Business, in estimated fair value of Successor other intangible assets. Fair value was comprised of the following:
•Customer related intangible assets of $904, exclusive of $64 related to the Held for Sale Business, were valued using the multi-period excess earnings income approach based on the following significant assumptions;
i.Forecasted net sales and profit margins attributable to the current customer base through the applicable economic useful life;
ii.Attrition rates ranging from 0.5% to 5.0%;
iii.Discount rates ranging from 13.0% to 17.5%, which were based on the after-tax WACC; and
iv.Economic lives of 20 to 25 years.
•Trademarks of $141 were valued using the relief from royalty income approach based on the following significant assumptions:
i.Forecasted net sales attributable to the trademarks through the applicable economic useful life;
ii.Royalty rates ranging from 0.2% to 2.0% of expected net sales determined with regard to comparable market transactions and profitability analysis;
iii.Discount rates ranging from 11.0% to 16.5%, which were based on the after-tax weighted average cost of capital (“WACC”); and
iv.Economic lives ranging from 15 to 20 years.
•Technology based intangible assets of $110 were valued used the relief from royalty income approach based on the following significant assumptions:
i.Forecasted net sales attributable to the respective technologies through the applicable economic useful life;
ii.Royalty rates ranging from 0.5% to 2.25% of expected net sales determined with regard to expected cash flows of respective technologies and the overall importance of respective technologies to product offering
iii.Discount rates ranging from 11.0% to 16.5%, which were based on the after-tax WACC; and
iv.Economic lives of 15 years.

Confidential Treatment Requested by Hexion Holdings Corporation
(aa)Reflects the fresh start accounting adjustments related to the Held for Sale business:

Discontinued Operations
Finished and in-process goods	$2
Total current assets held for sale	2

Investment in unconsolidated companies	3
Deferred tax assets	(1)
Other long-term assets	3
Property and equipment, net	158
Operating lease assets (See endnote X)	6
Goodwill (See endnote Y)	(11)
Other intangible assets (See endnote Z)	57
Total noncurrent assets held for sale	215

Current portion of operating lease liabilities (See endnote X)	1
Current liabilities associated with assets held for sale	1

Long-term pension and post employment benefit obligations	5
Deferred income taxes	15
Noncurrent liabilities associated with assets held for sale	20
(ab)Reflects the adjustments made to bring various sale-leaseback financing arrangements to fair value and to revalue debt obligations.
(ac)Reflects the remeasurement of the Predecessor Company’s pension liabilities. The increase in pension liabilities was driven by reductions in discount rates and changes in other actuarial assumptions as of the Effective Date, primarily impacting our unfunded German pension plans.
(ad)Represents the deferred tax liability impact of the fresh start adjustments, resulting primarily from the book adjustment made to foreign property, plant, and equipment and intangibles that increased the future taxable temporary differences recorded.
(ae)Reflects the cumulative impact of the fresh start accounting adjustments discussed above and the elimination of the Predecessor Company’s accumulated other comprehensive income:

Confidential Treatment Requested by Hexion Holdings Corporation

	Continuing Operations	Discontinued Operations	Total Hexion
Establishment of Successor goodwill	$164	$14	$178
Elimination of Predecessor goodwill	(83)	(25)	(108)
Establishment of Successor other intangible assets	1,155	64	1,219
Elimination of Predecessor other intangible assets	(17)	(7)	(24)
Inventory fair value adjustments	27	2	29
Property, plant and equipment fair value adjustment	622	158	780
Pension liability fair value adjustment	(39)	(5)	(44)
Other assets and liabilities fair value adjustment	(8)	11	3
Elimination of Predecessor Company accumulated other comprehensive income	51	(77)	(26)
Net gain on fresh start adjustments(1)	1,872	135	2,007
Tax impact on fresh start adjustments	(151)	(16)	(167)
Net impact on accumulated deficit	1,721	119	1,840
_____________________
(1)The net gain on fresh start adjustments has been included in “Reorganization items, net” in the Consolidated Statements of Operations.

7. Reorganization Items, Net
Incremental costs incurred directly as a result of the Bankruptcy Petitions, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items:

	January 1, 2019 through July 1, 2019
	Continuing Operations	Discontinued operations
Net gain on reorganization adjustments (see Note 6)	$(1,254)	$—
Net gain on fresh start adjustments (see Note 6)	(1,872)	(135)
Financing fees	104	—
Professional fees	39	—
DIP ABL Facility fees	13	—
Total	$(2,970)	$(135)

8. Asset Impairments
During the first quarter of 2020, the Company indefinitely idled certain assets within its Adhesives segment. These represented triggering events resulting in impairment evaluations of the fixed assets within both the oilfield and phenolic specialty resins asset groups. As a result, asset impairments totaling $16 were recorded in “Asset impairments” in the Consolidated Statements of Operations during the year ended December 31, 2020. See Note 4 for discussion of the discontinued operations impairment charge recorded in 2020.
During the first quarter of 2018, the Company indefinitely idled an oilfield manufacturing facility within its Adhesives segment, and production was shifted to another facility within the oilfield manufacturing group. This represented a triggering event resulting in an impairment evaluation of the fixed and intangible assets within the U.S. oilfield asset group. As a result, an asset impairment of $20 was recorded in the first quarter of 2018 related to the fixed assets at the idled manufacturing facility. In addition, the remaining U.S. oilfield asset group was evaluated for impairment utilizing a discounted cash flow approach, resulting in an additional impairment of $5 that was recorded during the first quarter of 2018 related to an existing customer relationship intangible asset. Overall, the

Confidential Treatment Requested by Hexion Holdings Corporation
Company incurred $25 of total impairment related to these assets, which is included in “Asset impairments” in the Consolidated Statements of Operations for the year ended December 31, 2018.

9. Related Party Transactions
Transactions with Apollo
As of the Company’s emergence from bankruptcy on July 1, 2019, Apollo is no longer a related party to the Company. The disclosures below are through July 1, 2019 and only reflect the time period when Apollo was a related party. Sales to various Apollo affiliates were $1 and $2 for the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018. There were no purchases during the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018.
Management Consulting Agreement
The Company was party to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) pursuant to which the Company received certain structuring and advisory services from Apollo and its affiliates. Apollo was entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. In conjunction with the Company’s Chapter 11 proceedings and the Support Agreement filed on April 1, 2019, Apollo agreed to waive its annual management fee for 2019. In connection with the Company’s emergence from Chapter 11, the Management Consulting Agreement was terminated pursuant to the Confirmation Order, as of the Effective Date.
Transactions with MPM
As of May 15, 2019, MPM was no longer under the common control of Apollo and, accordingly, is no longer a related party to the Company. During the year ended December 31, 2018, the Company sold less than $1 of products to MPM. There were no products sold to MPM during the Predecessor period January 1, 2019 through July 1, 2019. During the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, the Company earned less than $1 from MPM as compensation for acting as distributor of products and had purchases of $10 and $32, respectively.
Shared Services Agreement
The Company previously held a shared services agreement with MPM (the “Shared Services Agreement”). Under this agreement, the Company provided to MPM, and MPM provided to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. On March 14, 2019, MPM terminated the Shared Services Agreement, which triggered a transition period for the parties to work together to facilitate an orderly transition of services. The transition of services was completed on September 1, 2020. During the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, the Company incurred approximately $15 and $28, respectively, of net costs for shared services and MPM incurred approximately $14 and $21 of net costs for shared services. Included in the net costs incurred during the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 were net billings from Hexion to MPM of $11 and $14, respectively.

Confidential Treatment Requested by Hexion Holdings Corporation
Other Transactions and Arrangements
The Company sells products and provides services to, and purchases products from, its other joint ventures which are accounted for under the equity method of accounting. Refer to the below table for a summary of the sales and purchases with the Company and its joint ventures which are recorded under the equity method of accounting:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Sales to joint ventures(1)(2)	$2	$2	$2	$9
Purchases from joint ventures(2)	1	2	2	6
____________________
(1)Sales to joint ventures includes sales to the Russia JV of $1, $1, $1 and $7 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 and is included in the Held for Sale Business
(2)There were no sales to joint ventures or purchases from joint ventures for the Predecessor period July 1, 2019.

	December 31, 2020	December 31, 2019
Accounts receivable from joint ventures(1)	$<1	$1
Accounts payable to joint ventures	—	<1
_____________________
(1)Accounts receivable from joint ventures is mostly comprised of receivables from the Russia JV included in the Held for Sale Business. Accounts receivable from the Company’s other joint ventures was less than $1 for both December 31, 2020 and December 31, 2019.
In addition to the accounts receivable from joint ventures disclosed above, the Company had a loan receivable of $4 and $7 as of December 31, 2020 and 2019, respectively, from the Russia JV. This loan receivable has been included in “Long-term assets held for sale” within the Consolidated Balance Sheets.

10. Goodwill and Intangible Assets
In connection with the Company’s emergence from Chapter 11 and application of fresh start accounting, the excess of reorganization value over the fair value of identified tangible and intangible assets of $178 was recorded as goodwill as of July 1, 2019. The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31, 2020 and 2019:

	2020				2019
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Adhesives(1)	$127	$—	$—	$127	$127	$—	$—	$127
Coatings and Composites	37	—	—	37	37	—	—	37
Total	$164	$—	$—	$164	$164	$—	$—	$164
_____________________
(1)Excludes $14 of goodwill in the Adhesives segment associated with the Held for Sale Business at both December 31, 2020 and 2019. (See Note 4)

Confidential Treatment Requested by Hexion Holdings Corporation
The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2020 and 2019 are as follows:

Predecessor	Adhesives(3)	Coatings and Composites	Total
Goodwill balance at December 31, 2018	$43	$41	$84
Divestitures	—	—	—
Foreign currency translation	(1)	—	(1)
Goodwill balance at June 30, 2019	42	41	83
Elimination of Predecessor Goodwill	(42)	(41)	(83)
Goodwill balance at July 1, 2019	—	—	—
Recording of Successor Goodwill(1)	127	37	164
Successor
Goodwill balance at July 2, 2019	$127	$37	$164
Adjustments(2)	—	—	—
Goodwill balance at December 31, 2019	$127	$37	$164
Adjustments(2)	—	—	—
Goodwill balance at December 31, 2020	$127	$37	$164
_____________________
(1)Recording of the Successor Company goodwill in accordance with the application of fresh start accounting. Refer to Note 6 for more details.
(2)There were no foreign currency adjustments nor impairments related to Successor Company goodwill for the year ended December 31, 2020 and the Successor period July 2, 2019 through December 31, 2019.
(3)Excludes $14 at both December 31, 2020 and 2019 and $25 at both June 30, 2019 and December 31, 2018 related in the Held for Sale Business (See Note 4).
The Company’s intangible assets with identifiable useful lives consist of the following as of December 31, 2020 and 2019:

	Gross Carrying Amount	Accumulated Foreign Exchange	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Foreign Exchange	Accumulated Amortization	Net Book Value
	2020				2019
Customer relationships(1)	$903	$5	$(61)	$847	$903	$(3)	$(19)	$881
Trademarks	141	2	(12)	131	141	—	(3)	138
Technology	110	2	(11)	101	110	—	(4)	106
Total	$1,154	$9	$(84)	$1,079	$1,154	$(3)	$(26)	$1,125
_____________________
(1)Excludes net book value of $61 and $63 at December 31, 2020 and 2019, respectively, related to the Held of Sale Business. (See Note 4).
On July 1, 2019, as part of the application of fresh start accounting, the Company’s existing intangible assets were eliminated and new intangible assets were established at their estimated fair value as of July 1, 2019. New intangible assets were established for customer relationships, trademarks, and technology. See Note 6 for more information.
Total intangible amortization expense related to continuing operations for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 was $58, $26, $3 and $9, respectively.

Confidential Treatment Requested by Hexion Holdings Corporation
Estimated annual intangible amortization expense for 2021 through 2025 is as follows:

2021	$58
2022	58
2023	58
2024	58
2025	58

11. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:
•Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.
•Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.
Recurring Fair Value Measurements
As of December 31, 2020, the Company had derivative liabilities related to foreign exchange, electricity and natural gas contracts of $1, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2020 and 2019, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.
Interest Rate Swap
The Company will from time to time use interest rate swaps to alter interest rate exposures between floating and fixed rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.
On October 10, 2019, the Company executed an interest rate swap syndication agreement with Credit Suisse International where Hexion receives a variable 3-month LIBOR, and pays fixed interest rate swaps, beginning January 1, 2020 through January 1, 2025 (the “Hedge”) for a total notional amount of $300. The purpose of this arrangement is to hedge the variability caused by quarterly changes in cash flow due to associated changes in LIBOR for $300 of the Company’s variable rate Senior Secured Term Loan denominated in USD ($701 at December 31, 2020.) The Company has evaluated this transaction and designated this derivative instrument as a

Confidential Treatment Requested by Hexion Holdings Corporation
cash flow hedge for hedge accounting under Accounting Standard Codification, No. 815, “Derivatives and hedging,” (“ASC 815”). For the Hedge, the Company recorded changes in the fair value of the derivative in other comprehensive income (“OCI”) and will subsequently reclassify gains and losses from these changes in fair value from OCI to the Consolidated Statement of Operations in the same period that the hedged transaction affects net (loss) income and in the same Consolidated Statement of Operations category as the hedged item, “Interest expense, net”.
The following tables summarize the Company’s derivative financial instrument designated as a hedging instrument:

		December 31, 2020		December 31, 2019
	Balance Sheet Location	Notional Amount	Fair Value Liability	Notional Amount	Fair Value Asset
Derivatives designated as hedging instruments
Interest Rate Swap	Other current (liabilities)/assets	$300	$(15)	$300	$3
Total derivatives designated as hedging instruments			$(15)		$3

	Amount of Loss Recognized in OCI on Derivatives
	Successor		Predecessor
Derivatives designated as hedging instruments	Year ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Interest Rate Swaps
Interest Rate Swap	$(18)	$2	$—
Total	$(18)	$2	$—
In the year ended December 31, 2020, the Company reclassified a loss of $2 from OCI to “Interest expense, net” on the Consolidated Statement of Operations related to the settlement of a portion of the Hedge.
Non-derivative Financial Instruments
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2020
Debt	$1,792	$—	$1,767	$55	$1,822
December 31, 2019
Debt	$1,785	$—	$1,751	$64	$1,815
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

Confidential Treatment Requested by Hexion Holdings Corporation
12. Debt Obligations
Debt outstanding at December 31, 2020 and 2019 is as follows:

	December 31, 2020		December 31, 2019
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior Secured Credit Facility:
ABL Facility	—	—	—	—
Senior Secured Term Loan - USD due 2026 (includes $6 and $7 of unamortized debt discount at December 31, 2020 and 2019, respectively)	701	7	708	7
Senior Secured Term Loan - EUR due 2026 (includes $4 of unamortized debt discount at December 31, 2020 and 2019)	515	—	473	—
Senior Notes:
7.875% Senior Notes due 2027	450	—	450	—
Other Borrowings:
Australia Facility due 2021 at 4.0% and 3.9% at December 31, 2020 and 2019, respectively	—	30	27	4
Brazilian bank loans at 10.2% and 9.2% at December 31, 2020 and 2019, respectively	2	22	7	34
Lease obligations(1)	42	14	50	14
Other at 3.9% and 5.0% at December 31, 2020 and 2019, respectively	—	9	—	11
Total(2)	$1,710	$82	$1,715	$70
_____________________
(1)Lease obligations include finance leases and sale leaseback financing arrangements.
(2)The foreign exchange translation impact of the Company’s foreign currency denominated debt instruments was an increase of $46 and a decrease of $10 as of December 31, 2020 and 2019, respectively.
In consummation of the Plan, on July 1, 2019, the 1L Note holders received their pro rata share of (a) cash in the amount of $1.450 billion (less the sum of adequate protection payments paid on account of the 1L Notes during the Chapter 11 cases), (b) 72.5% of new common equity of Hexion Holdings (“New Common Equity”) (subject to the Agreed Dilution), and (c) 72.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering.
Additionally, the owners of the 1.5L Notes, 2L Notes, and Unsecured Notes received their pro rata share of (a) 27.5% of the New Common Equity (subject to the Agreed Dilution) and (b) 27.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering. See Note 5 for more information.
In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, as described in Note 5 the proceeds of the DIP Term Loan Facility were used in part to repay in full the outstanding obligations under the Company’s existing asset-based revolving credit agreement ABL Facility.
Credit Facilities and Senior Notes
ABL Facility
On July 1, 2019, in connection with the Emergence, the Company, Hexion Canada Inc., a Canadian corporation (the “Canadian ABL Borrower”), Hexion B.V., a company organized under the laws of The Netherlands (the “Dutch ABL Borrower”), Hexion GmbH, a company organized under the laws of Germany (the “German ABL Borrower”), Hexion UK Limited, a corporation organized under the laws of England and Wales ( the “U.K. ABL Borrower” and,

Confidential Treatment Requested by Hexion Holdings Corporation
together with the Company, the Canadian ABL Borrower, the Dutch ABL Borrower and the German ABL Borrower, the “ABL Borrowers”) entered into a senior secured ABL Facility with the lenders and other parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $350, under which the ABL Borrowers may borrow funds from time to time and up to $150 amount of which is available through a subfacility in the form of letters of credit, in each case subject to a borrowing base, as further described below. In addition, the Company may request one or more incremental facilities in an aggregate amount equal to the greater of (i) $100 and (ii) the excess of the borrowing base over $350.
The ABL Facility will mature and the commitments thereunder will terminate on July 1, 2024 and bears interest based on an adjusted LIBOR rate, EURIBOR or an alternate base rate (depending on the currency of the borrowing), in each case plus an applicable initial margin of 1.50% or, in the case of the alternate base rate, 0.50%, which margin may increase or decrease depending on the average availability under the ABL Facility.
The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of:
•in the case of the borrowing base for the Company’s U.S., U.K., Dutch and Canadian subsidiaries, 85% of the amount of eligible receivables (or 90% of the amount of “investment grade” eligible receivables) (including trade receivables), plus
•in the case of the borrowing base for the Company’s U.S., U.K., Dutch and Canadian subsidiaries, the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory, plus
•in the case of the borrowing base for the Company’s U.K., Dutch, Canadian and German subsidiaries, the lesser of (i) the sum of (a) 80% of the amount of eligible machinery and equipment appraised on a net orderly liquidation basis and (b) 75% of the appraised fair market value of eligible real property of the loan parties in Canada, England and Wales, the Netherlands and Germany and (ii) the lesser of (x) 20% of the total commitments and (y) 20% of the borrowing base of the borrowers without giving effect to the additional borrowing base from the eligible machinery and equipment and eligible real property, plus
•in the case of the borrowing base for the Company’s U.S. and Canadian subsidiaries, 100% of unrestricted cash, in each case held in an account subject to the springing control of the agent; provided, that the cash component of the borrowing base shall not constitute more than the lesser of (x) 15.0% of the total commitments and (y) 15.0% of the borrowing base of the borrowers (calculated prior to giving effect to such limitation).
The borrowing base of the U.K., Dutch and German subsidiaries may not exceed the greater of 50% of the total commitments and 50% of the borrowing base of the ABL Borrowers. On the closing date of the ABL Facility, as adjusted for the consummation of the Plan and related transactions, the borrowing base reflecting various required reserves was determined to be approximately $350.
In addition to paying interest on outstanding principal under the ABL Facility, the Company is required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.50% or 0.375% per annum depending on the average utilization of the commitments. The Company also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the daily average stated amount of each outstanding letter of credit, and customary agency fees.
Outstanding loans under the ABL Facility may be voluntarily repaid at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.
The obligations of the Company under the ABL Facility are unconditionally guaranteed by the Company’s direct parent, Hexion Intermediate, and each of the Company’s existing and future wholly-owned material U.S. subsidiaries, which the Company refers to as the “U.S. ABL Guarantors.” In addition, all obligations of the foreign subsidiary borrowers under the ABL Facility are guaranteed by the U.S. ABL Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries, which the Company refers to collectively as the “Foreign ABL Guarantors” and, together with the U.S. ABL Guarantors, the “ABL Guarantors.”

Confidential Treatment Requested by Hexion Holdings Corporation
In addition, the ABL Facility requires the Company to maintain a minimum fixed charge coverage ratio at any time when the excess availability is less than the greater of (x) $30 and (y) 10.0% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. In that event, the Company must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The Company was in compliance with all ABL Facility provisions as of December 31, 2020 and 2019.
New Senior Secured Term Loan Facility
Additionally, in connection with the completion of the Plan, on July 1, 2019, the Company and Hexion International Cooperatief U.A., a company organized under the laws of the Netherlands (the “Dutch Term Loan Borrower” and, together with the Company, the “Term Loan Borrowers”), entered into a senior secured term loan facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Term Loan Facility”), which consists of (i) a USD denominated tranche in an aggregate principal amount of $725 (“Senior Secured Term Loan - USD”) borrowed by the Company and (ii) a EUR denominated tranche in an aggregate principal amount of €425 (“Senior Secured Term Loan - EUR”) borrowed by the Dutch Term Loan Borrower (the Senior Secured Term Loans together with the ABL Facility represent the “Credit Facilities”). In addition, the Company may request one or more incremental facilities in an aggregate amount up to the sum of $425 and amounts that may be incurred pursuant to certain leverage and coverage ratios.
The Term Loan Facility will mature on July 1, 2026 and bears interest based on (i) in the case of the USD tranche, at the Company’s option, an adjusted LIBOR rate or an alternate base rate, in each case plus an applicable margin equal to 3.50% or, in the case of the alternate base rate, 2.50% and (ii) in the case of the EUR tranche, EURIBOR plus an applicable margin equal to 4.00%. As of December 31, 2020, the effective interest for the Company’s Term Loan Facility on the USD tranche and EUR tranche was 3.73% and 4.00%, respectively, and the effective interest rate as of December 31, 2019 for the Company’s Term Loan Facility on USD tranche and EUR tranche was 5.82% and 4.00%, respectively.
The obligations of the Company under the Term Loan Facility are unconditionally guaranteed by Hexion Intermediate and each of the Company’s existing and future wholly owned material U.S. subsidiaries, which subsidiaries the Company refers to collectively as “U.S. Term Guarantors”. In addition, all obligations of the Dutch Term Loan Borrower under the Term Loan Facility are guaranteed by Hexion Intermediate, the Company, the U.S. Term Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries, which foreign subsidiaries the Company collectively refers to as the “Foreign Term Guarantors” (together with the U.S. Term Guarantors, the “Subsidiary Term Guarantors” and, together with Hexion Intermediate, the “Term Guarantors”).
The Credit Facilities contain among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. The Credit Facilities also contain certain other customary affirmative covenants and events of default. If the Company fails to perform its obligations under these and other covenants, the Credit Facilities could be terminated and any outstanding borrowings, together with accrued interest, under the Credit Facilities could be declared immediately due and payable. There were no covenant violations or events of default as of December 31, 2020 or 2019.
Indenture and 7.875% Senior Notes due 2027
The Company entered into an indenture, dated as of July 1, 2019 (the “Indenture”), among the Company, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee, and issued $450 aggregate principal amount of 7.875% Senior Notes due 2027 (the “Senior Notes”) thereunder. The Senior Notes are guaranteed on a senior basis by the Company’s existing domestic subsidiaries that guarantee its obligations under its Credit Facilities (as defined below) (the “Guarantors”) on a full and unconditional basis. The following is a brief description of the material provisions of the Indenture and the Senior Notes.
The Senior Notes will mature on July 15, 2027. Interest on the Senior Notes will accrue at the rate of 7.875% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2020.

Confidential Treatment Requested by Hexion Holdings Corporation
Optional Redemption. At any time prior to July 15, 2022, the Company may redeem the Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the Senior Notes redeemed, plus an applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.
In addition, at any time prior to July 15, 2022, the Company may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of certain equity offerings; provided that at least 50% of the aggregate principal amount of the Senior Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its subsidiaries); and provided, further, that such redemption occurs within 90 days of the date of the closing of such equity offering.
On and after July 15, 2022, the Company may redeem all or a part of the Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2022	103.94%
2023	101.97%
2024 and thereafter	100.00%
Change of Control. If a change of control (as defined in the Indenture) occurs, holders of the Senior Notes will have the right to require the Company to repurchase all or any part of their Senior Notes at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, to the repurchase date.
Certain Covenants. The Indenture governing the Senior Notes contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. At such time as (1) the Senior Notes have an investment grade rating from both of Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services and (2) no default has occurred and is continuing under the Indenture, certain of these and other covenants will be suspended and cease to be in effect.
Events of Default. The Indenture also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee to remain in effect, bankruptcy and insolvency events, and cross acceleration, which would permit the principal, premium, if any, interest and other monetary obligations on all the then outstanding Senior Notes to be declared due and payable immediately.
Intercreditor Agreement
On July 1, 2019, in connection with the Emergence, JPMorgan Chase Bank, N.A., as collateral agent under each of the Credit Facilities, and the Company and certain of its subsidiaries entered into an ABL Intercreditor Agreement that, among other things, sets forth the relative lien priorities of the secured parties under the Credit Facilities on the collateral shared by the ABL Facility and the Term Loan Facility.
Other Borrowings
The Company’s Australian Term Loan Facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin. The agreement also provides access to a $7 revolving credit facility of which there were no outstanding borrowings at December 31, 2020 and $1 at December 31, 2019. In February 2021, the Company extended its Australian Term Loan Facility through February 2026.
The Brazilian bank loans represent various bank loans, primarily for working capital purposes and to finance the construction of manufacturing facilities.

Confidential Treatment Requested by Hexion Holdings Corporation
The Company’s other debt obligations represent various international credit facilities in China and Korea to fund working capital needs and capital expenditures. While these facilities are primarily unsecured, portions of the lines are collateralized by equipment and cash and short term investments at December 31, 2020.
The Company’s lease obligations classified as debt on the Consolidated Balance Sheets include finance leases and sale leaseback financing arrangements, which range from one to fifteen year terms for equipment, pipeline, land and buildings.
Scheduled Maturities
Aggregate maturities of debt, excluding amortization of debt discounts, at December 31, 2020 for the Company are as follows:

Year	Debt
2021	$84
2022	35
2023	17
2024	9
2025	9
2026 and thereafter	1,651
Total minimum payments	1,805
Less: Amount representing interest	(3)
Present value of minimum payments	$1,802

13. Leases
The Company leases certain buildings, warehouses, rail cars, land and operating equipment under both operating and finance leases expiring on various dates through 2044. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company combines lease and non-lease components.
The Company determines if a contract is a lease at the inception of the arrangement. The Company reviews all options to extend, terminate, or purchase its right of use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. Nearly all of the Company’s lease contracts do not provide a readily determinable implicit rate. For these contracts, the Company estimates the incremental borrowing rate to discount the lease payments based on information available at lease commencement.
The tables and discussion below represent the Company’s continuing operations and exclude the Held for Sale Business.

Confidential Treatment Requested by Hexion Holdings Corporation
Lease Costs
The table below summarizes the lease costs for the Successor year ended December 31, 2020 and the period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019:

	Classification	Successor		Predecessor
		December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Operating lease expense	Operating (loss) income	$29	$18	$16
Short-term lease expense	Operating (loss) income	5	2	5
Amortization expense	Operating (loss) income	2	1	1
Interest expense from financing leases	Interest expense, net	<1	<1	<1
Variable lease expense	Operating (loss) income	3	3	2
Balance Sheet Classification
The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheets:

Successor	Classification	December 31, 2020	December 31, 2019
Assets:
Operating(1)	Operating lease assets	$103	$110
Finance(2)	Machinery and Equipment	13	10
Total leased assets		$116	$120
Liabilities:
Current
Operating	Current portion of operating lease liabilities	$19	$20
Finance	Debt payable within one year	2	4
Noncurrent
Operating	Operating lease liabilities	76	82
Finance	Long-term debt	6	3
Total leased liabilities		$103	$109
____________________
(1)Operating lease assets include $8 and $9 of favorable leasehold interests as of December 31, 2020 and 2019, respectively.
(2)Finance lease assets are recorded net of accumulated amortization of $3 and $1 as of December 31, 2020 and 2019, respectively.
Other Lease Information
Cash paid for operating leases approximated operating lease expense and non-cash right-of-use asset amortization for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019. The table below presents other cash and non-cash

Confidential Treatment Requested by Hexion Holdings Corporation
consideration detail for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Cash paid for finance leases	$4	$2	$2
Right-of-use assets obtained in exchange for operating lease	13	2	1
Right-of-use assets obtained in exchange for finance lease obligations	5	—	3
The tables below present supplemental information related to leases as of December 31, 2020 and 2019:

Successor	December 31, 2020	December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	10.0	10.7
Finance leases	4.8	1.7
Weighted-average discount rate
Operating leases	5.24%	5.74%
Finance leases	7.73%	10.00%
The table below reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years to the finance lease liabilities and operating lease liabilities recorded on the Successor Company’s Consolidated Balance Sheet as of December 31, 2020:

Year	Minimum Rentals Under Operating Leases	Minimum Payments Under Finance Leases(1)
2021	$23	$2
2022	16	1
2023	11	1
2024	9	1
2025	9	1
2026 and thereafter	58	3
Total lease payments	$126	$9
Less: Amount representing interest	(31)	(1)
Present value of lease liabilities	$95	$8
____________________
(1)Amounts exclude sale leaseback financing arrangements which are not considered leases under Topic 842.

14. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2020 and 2019:

	Liability Successor		Range of Reasonably Possible Costs as of December 31, 2020
Site Description	December 31, 2020(1)	December 31, 2019(1)	Low	High
Geismar, LA	$12	$12	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	3	3	2	6
Equal to or greater than 1%	6	6	5	14
Currently-owned	8	8	4	14
Formerly-owned:
Remediation	18	21	14	36
Monitoring only	—	1	—	1
Total	$47	$51	$34	$93
____________________
(1)The table includes approximately $2 of environmental remediation liabilities related to the Held for Sale Business at both December 31, 2020 and December 31, 2019. These associated liabilities have been included in “Long-term liabilities associated with assets held for sale” within the Consolidated Balance Sheets.
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2020 and 2019, $14 and $18, respectively, has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”
Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2020
Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.
A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.
Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 20 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 20 years, is approximately $16. Over the next five years, the Company expects to make ratable payments totaling $5.
Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States

Confidential Treatment Requested by Hexion Holdings Corporation
Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.
The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.
Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.
Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The Company signed a settlement agreement in 2016 with the current site owner and a past site owner, pursuant to which the Company paid $10 for past remediation costs and accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $8. The final costs to the Company will depend on natural variations in remediation costs, including unforeseen circumstances, agency requests, new contaminants of concern and the ongoing financial viability of the other PRPs.
Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.
Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.
Non-Environmental Legal Matters
The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $1 at both December 31, 2020 and 2019, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2020 and 2019, $2 and $1 has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”
Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described

Confidential Treatment Requested by Hexion Holdings Corporation
above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.
Other Commitments and Contingencies
The Company has entered into contractual agreements with third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.
In addition, the Company has entered into contractual agreements with third parties to purchase feedstocks or other services. The terms of these agreements vary from one to fifteen years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas. The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2021	$190
2022	134
2023	94
2024	50
2025	49
2026 and beyond	253
Total minimum payments	770
Less: Amount representing interest	(31)
Present value of minimum payments	$739

15. Pension and Non-Pension Postretirement Benefit Plans
The Company sponsors defined benefit pension plans covering certain U.S. associates and certain non-U.S. associates primarily in the Netherlands, Germany, Canada and Belgium. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. During 2009, the Company implemented a change in its U.S. retirement benefits to shift to a defined contribution platform. Benefits under the defined benefit U.S. pension plan were frozen and the Company added an annual Company contribution to the U.S. defined contribution plan for eligible participants. Effective March 1, 2018, the Canadian pension plan was frozen to new entrants.
Certain active participants in the Company’s German defined benefit pension plan relate to the Held for Sale Business. These employees will transfer with the Held for Sale business at closing and therefore, the pension liability and expense associated with these employees is included within discontinued operations. As the Company’s German defined benefit pension plan is unfunded, there is no impact on the Company’s Pension Plan assets. See below table for a summary of the pension liability and expense amounts included in discontinued operations.

Confidential Treatment Requested by Hexion Holdings Corporation

	Pension Benefits
	Successor
	December 31, 2020		December 31, 2019
Discontinued Operations	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Benefit obligation	$—	$36	$—	$29

Pension Benefits
	Successor				Predecessor
	Year ended December 31, 2020		July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019		Year ended December 31, 2018
Discontinued Operations	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net benefit (expense)	$—	$5	$—	$< 1	$—	$6	$—	$1
The Company also provides non-pension postretirement benefit plans to certain U.S. associates, to Canadian associates, to Brazilian associates and to certain associates in the Netherlands. The U.S. benefit primarily consists of a life insurance benefit for a grandfathered group of retirees, for which premiums are paid by the Company. Effective December 31, 2018, this life insurance benefit was transferred to a third party financial institution, which moved the liability from the Company to the third party. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees that contributed towards coverage while actively employed with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company. The Netherlands’ plan provides a lump sum payment at retirement for grandfathered associates.
The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, and the Predecessor period January 1, 2019 through July 1, 2019:

	Pension Benefits
	Successor				Predecessor
	December 31, 2020		July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$225	$688	$228	$678	$216	$583
Service cost	2	18	2	8	2	7
Interest cost	6	6	3	4	4	4
Actuarial losses	17	43	3	12	14	93
Foreign currency exchange rate changes	—	61	—	(8)	—	(3)
Benefits paid	(15)	(13)	(8)	(6)	(8)	(6)
Expenses paid from assets	(3)	—	(3)	—	—	—
Employee contributions	—	1	—	—	—	—
Benefit obligation at end of period	$232	$804	$225	$688	$228	$678
Benefit obligation at end of period - discontinued operations	—	36	—	29	—	29
Benefit obligation at end of period - continuing operations	232	768	225	659	228	649
Change in Plan Assets

Confidential Treatment Requested by Hexion Holdings Corporation

Fair value of plan assets at beginning of period	$197	$483	$196	$470	$185	$404
Actual return on plan assets	18	58	10	9	19	60
Foreign currency exchange rate changes	—	45	—	(5)	—	(2)
Employer contributions	—	40	2	15	—	14
Benefits paid	(15)	(13)	(8)	(6)	(8)	(6)
Expenses paid from assets	(3)	—	(3)	—	—	—
Employee contributions	—	1	—	—	—	—
Fair value of plan assets at end of period	197	614	197	483	196	470
Funded status of the plan at end of period	$(35)	$(190)	$(28)	$(205)	$(32)	$(208)
Funded status of the plan at end of period - discontinued operations	—	(36)	—	(29)	—	(29)
Funded status of the plan at the end of period - continuing operations	(35)	(154)	(28)	(176)	(32)	(179)

	Non-Pension Postretirement Benefits
	Successor				Predecessor
	December 31, 2020		July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$—	$13	$—	$17	$—	$13
Interest cost	—	1	—	—	—	—
Actuarial (gains) losses	—	(1)	—	(4)	—	4
Foreign currency exchange rate changes	—	(1)	—	—	—	—
Plan settlements	—	—	—	—	—	—
Benefit obligation at end of period	$—	$12	$—	$13	$—	$17
Change in Plan Assets
Fair value of plan assets at beginning of period	$—	$—	$—	$—	$—	$—
Employer contributions	—	—	—	—	—	—
Plan settlements	—	—	—	—	—	—
Fair value of plan assets at end of period	—	—	—	—	—	—
Funded status of the plan at end of period	$—	$(12)	$—	$(13)	$—	$(17)

Confidential Treatment Requested by Hexion Holdings Corporation

	Pension Benefits				Non-Pension Postretirement Benefits
	December 31, 2020		December 31, 2019		December 31, 2020		December 31, 2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets consists of:
Noncurrent assets	$—	$52	$—	$8	$—	$—	$—	$—
Other current liabilities	—	(6)	—	(5)	—	(1)	—	(1)
Long-term pension and post employment benefit obligations	(35)	(236)	(28)	(208)	—	(11)	—	(12)
Accumulated other comprehensive loss	—	—	—	—	—	—	—	—
Net amounts recognized	$(35)	$(190)	$(28)	$(205)	$—	$(12)	$—	$(13)
Net amounts recognized - discontinued operations	—	(36)	—	(29)	—	—	—	—
Net amounts recognized - continued operations	$(35)	$(154)	$(28)	$(176)	$—	$(12)	$—	$(13)

Accumulated benefit obligation	$232	$757	$225	$648
Accumulated benefit obligation for funded plans	232	525	225	446
Pension plans with underfunded or non-funded accumulated benefit obligations:
Aggregate projected benefit obligation(1)	$232	$258	$225	$224
Aggregate accumulated benefit obligation	232	250	225	216
Aggregate fair value of plan assets	197	16	197	13
Pension plans with projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$232	$285	$225	$287
Aggregate fair value of plan assets	197	42	197	74
_____________________
(1)Aggregate projected benefit obligation related to the Company’s Held for Sale Business was $36 at December 31, 2020 and is included in the table above with the Company’s continuing operations.
The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro versus the U.S. dollar.

Confidential Treatment Requested by Hexion Holdings Corporation
The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions.
Following are the components of net pension and postretirement expense (benefit) recognized for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Pension Benefits
	U.S. Plans
	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Service cost	$2	$2	$2	$3
Interest cost on projected benefit obligation	6	3	4	7
Expected return on assets	(12)	(7)	(6)	(14)
Amortization of prior service cost	—	—	—	—
Unrealized actuarial loss(1)	11	—	1	11
Net expense (benefit)	$7	$(2)	$1	$7

	Non-U.S. Plans
	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Service cost	$18	$8	$7	$17
Interest cost on projected benefit obligation	6	4	4	10
Expected return on assets	(13)	(6)	(6)	(13)
Amortization of prior service cost (benefit)	—	—	—	—
Unrealized actuarial (gain) loss(1)	(2)	9	39	(26)
Net expense (benefit)(2)	$9	$15	$44	$(12)

Confidential Treatment Requested by Hexion Holdings Corporation

Non-Pension Postretirement Benefits
U.S. Plans
	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Interest cost on projected benefit obligation	$—	$—	$—	$—
Amortization of prior service benefit	—	—	—	—
Unrealized actuarial loss(1)	—	—	—	—
Net (benefit) expense	$—	$—	$—	$—

Non-U.S. Plans
	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Interest cost on projected benefit obligation	$1	$—	$—	$1
Amortization of prior service benefit	—	—	—	—
Unrealized actuarial(gain) loss(1)	(1)	(4)	4	2
Net (benefit) expense	$—	$(4)	$4	$3
_____________________
(1)Upon the application of fresh start accounting, the Company’s pension and other non-pension postretirement liabilities were remeasured as of the Predecessor period July 1, 2019. As a result, for the Predecessor period January 1, 2019 through July 1, 2019, total unrealized actuarial losses of $44 were recorded to “Reorganization, net” in the Consolidated Statements of Operations, $5 of which relate to the Company’s Held for Sale business.
(2)Net expense (benefit) related to the Company’s Held for Sale Business was $5, $<1, $6 and $1 for the year ended December 31, 2020, the Successor period from July 2, 2019 to December 31, 2019, the Predecessor period from January 1, 2019 through July 1, 2020 and the year ended December 31, 2018, respectively, and is included in the table above.
Determination of actuarial assumptions
The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, most assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.
The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections. The Company’s pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows.
The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.
The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for

Confidential Treatment Requested by Hexion Holdings Corporation
plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as the Plan’s investment advisors, to confirm that the Company’s assumptions are reasonable.
The weighted average rates used to determine the benefit obligations were as follows for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, and the Predecessor period January 1, 2019 through July 1, 2019:

	Pension Benefits
	Successor				Predecessor
	December 31, 2020		July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019
	U.S. Plans	Non-U.S Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.2%	0.8%	3.1%	1.2%	3.3%	1.3%
Rate of increase in future compensation levels	—	3.6%	—	3.4%	—	3.4%

	Non-Pension Postretirement Benefits
	Successor				Predecessor
	December 31, 2020		July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	—%	4.6%	—%	5.2%	—%	6.9%
Rate of increase in future compensation levels.	—	—	—	—	—	—
The weighted average assumed health care cost trend rates are as follows:
Health care cost trend rate assumed for next year	—%	6.8%	—%	5.7%	—%	6.2%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—%	4.5%	—%	4.0%	—%	4.0%
Year that the rate reaches the ultimate trend rate	—	2040	—	2040	—	2040

Confidential Treatment Requested by Hexion Holdings Corporation
The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Pension Benefits
	U.S. Plans				Non-U.S. Plans
	Successor		Predecessor		Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Discount rate	3.1%	3.3%	4.1%	3.5%	1.2%	1.3%	1.9%	1.9%
Rate of increase in future compensation levels	—	—	—	—	3.4%	3.4%	2.3%	2.4%
Expected long-term rate of return on plan assets	6.6%	6.6%	6.6%	6.7%	3.1%	2.6%	3.1%	3.1%

	Non-Pension Postretirement Benefits
	U.S. Plans				Non-U.S. Plans
	Successor		Predecessor		Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018

Discount rate	—%	—%	4.1%	3.2%	5.2%	6.9%	6.3%	5.3%
Rate of increase in future compensation levels	—	—	—	—	—	—	—	—
Expected long-term rate of return on plan assets	—	—	—	—	—	—	—	—
A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by approximately $2 and service cost and interest cost by $1. The impact on U.S. plans is negligible.
Pension Investment Policies and Strategies
The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities, fixed income and alternative investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity, fixed-income and alternative investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. The alternative investments are allocated in a diversified fund structure with exposure to a variety of hedge fund strategies. Investment risk and performance is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies. As plan funded status changes, adjustments to the diversified portfolio may be considered to reduce funded status volatility and better match the duration of plan liabilities.

Confidential Treatment Requested by Hexion Holdings Corporation
The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.
The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target 2020
	2020	2019
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	32%	35%	35%
Debt securities	55%	53%	55%
Cash, short-term investments and other	13%	12%	10%
Total	100%	100%	100%
Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	22%	22%	23%
Debt securities	76%	75%	77%
Cash, short-term investments and other	2%	3%	—%
Total	100%	100%	100%
Fair Value of Plan Assets
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:
•Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.
•Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.
Certain investments measured at net asset value (“NAV”), as a practical expedient for fair value, have been excluded from the fair value hierarchy.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Fair Value Measurements Using
	2020				2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv-able Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv-able Inputs (Level 3)	Total
Large cap equity funds (1)	$—	$35	$—	$35	$—	$37	$—	$37
Small/mid cap equity funds (1)	—	5	—	5	—	6	—	6
International equity funds (1)	—	25	—	25	—	27	—	27
Fixed income securities (1)	—	107	—	107	—	103	—	103
Cash equivalents (2)	—	2	—	2	—	2	—	2
	$—	$174	$—	$174	$—	$175	$—	$175
Investments measured at fair value using net asset value as a practical expedient:
Other funds (3)				$23				$22
Total				$197				$197

Confidential Treatment Requested by Hexion Holdings Corporation
The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Fair Value Measurements Using
	2020				2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv-able Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv-able Inputs (Level 3)	Total
Pooled insurance products with fixed income guarantee (1)	$—	$15	$—	$15	$—	$13	$—	$13
Cash equivalents (2)	—	—	—	—	—	1	—	1
	$—	$15	$—	$15	$—	$14	$—	$14
Investments measured at fair value using net asset value as a practical expedient:
Other international equity funds (3)				$135				$108
Other fixed income securities (3)				464				361
Total				$614				$483
_____________________
(1)Level 2 equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices.
(2)Cash equivalents represent investment in a collective short term investment fund, which is a cash sweep for uninvested cash that earns interest monthly. For these investments, book value is assumed to equal fair value due to the short duration of the investment term.
(3)Represents investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions. The Company’s interest in these investments is measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices.
Projections of Plan Contributions and Benefit Payments
The Company expects to make contributions totaling $36 to its defined benefit pension plans in 2021.
Estimated future plan benefit payments as of December 31, 2020 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2021	$17	$16	$—	$1
2022	16	16	—	—
2023	15	17	—	—
2024	15	19	—	—
2025	15	17	—	—
2026-2030	64	118	—	2

Confidential Treatment Requested by Hexion Holdings Corporation
Defined Contribution Plans
The Company sponsors a number of defined contribution plans for its associates, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time associates are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance.
As previously discussed, U.S retirement income benefits are provided under the Company’s defined contribution plan (the “401(k) Plan”). This plan allows eligible associates to make pre-tax contributions from 1% to 15% of eligible earnings for associates who meet the IRS definition of a highly compensated employee and up to 25% for all other associates up to the federal limits for qualified plans. Associates contributing to the 401(k) are eligible to receive matching contributions from the Company at 100% on contributions of up to 5% of eligible earnings. An additional matching contribution may be made if the Company achieves specified annual financial targets established at the beginning of each plan year. In addition, the Company makes an annual retirement contribution ranging from 3% to 7% of eligible compensation depending on years of benefit service. All associates who are actively employed on the last day of the year are eligible for the true-up match and annual retirement contribution, unless otherwise determined by collective bargaining agreements. Effective January 2, 2018, the 401(k) Plan added the option for eligible participants to make after-tax contributions to a Roth 401(k).
The Company incurred expense for contributions under its defined contribution plans of $14, $6, $7 and $17 during the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, respectively.
Non-Qualified and Other Retirement Benefit Plans
The Company provides key executives in some locations with non-qualified benefit plans that provide participants with an opportunity to elect to defer compensation or to otherwise provide supplemental retirement benefits in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. Most of the Company’s supplemental benefit plans are unfunded and benefits are paid from the general assets of the Company. The liabilities related to defined benefit supplemental benefits are included in the previously discussed defined benefit pension disclosures.
The Company maintains a non-qualified defined contribution plan (the “SERP”) that provides annual employer credits to eligible U.S. associates of 5% of eligible compensation above the IRS limit for qualified plans. The Company can also make discretionary credits under the SERP; however, no participant contributions are permitted. The account credits are made annually to an unfunded phantom account, in the following calendar year. Certain executives also previously earned benefits under U.S. non-qualified executive supplemental plans that were frozen prior to 2010.
The Company’s liability for these non-qualified benefit plans was $4 and $5 at December 31, 2020 and 2019, and is included in “Other long-term liabilities” in the Consolidated Balance Sheets.
The Company’s German subsidiaries offer a government subsidized early retirement program to eligible associates called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company had liabilities for these arrangements of $3 and $2 at December 31, 2020 and 2019, respectively. The Company incurred expense for these plans of $1, less than $1, less than $1 and $1 for the twelve months ended December 31, 2020, the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, respectively.
Also included in the Consolidated Balance Sheets at both December 31, 2020 and 2019 are other post-employment benefit obligations relating to long-term disability and for liabilities relating to European jubilee benefit plans of $4.

Confidential Treatment Requested by Hexion Holdings Corporation
16. Stock Based Compensation
Cancellation and Expiration of Outstanding Predecessor Equity Awards
As of the Effective Date, in conjunction with the Company’s emergence from Chapter 11, all outstanding unvested unit options and restricted deferred units of the Predecessor Company’s parent company, TopCo, were canceled, effective immediately (See Note 6 for more information). There was no financial statement impact as a result of these cancellations.
Successor Company Stock Based Awards
The following is a summary of the new stock based compensation plans issued after Emergence and their related outstanding shares as of December 31, 2020:

Plan Name	Grant Date	Shares Outstanding(1)	Plan Expiration	Vesting Terms/Status	Number of Shares Authorized
Hexion Holdings Corporation 2019 Omnibus Incentive Plan			August 2029		7,635,389
Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”):
2019 Grants
RSUs	September 2019	1,034,100		Time-vest ratably over 3 years, but must be employed on July 1, 2022 in order to receive shares; Accelerated vesting upon change in control.
PSUs	September 2019	2,412,894		Performance based with market conditions: Step vest over 4 years based on a 20 consecutive trading-day volume weighted average price per share from $20 to $30 per share. PSUs that vest by June 30, 2022 will be settled in July 2022 and remaining PSUs that vest by June 30, 2023 will be settled in July 2023.
2020 Grants
RSUs	March 2020	692,441		Time-vest ratably over 3 years; Accelerated vesting upon change in control.

Confidential Treatment Requested by Hexion Holdings Corporation

PSUs	March 2020	811,425	Performance based: 50% vest upon achievement of adjusted return on invested capital targets as of December 31, 2022. 50% vest upon achievement of Hexion Segment EBITDA Margin targets as of December 31, 2022. PSUs that vest will be settled in July 2023.
2020 Non-employee Grants
RSUs	January 2020	73,332	Time-vest ratably over 3 years; Accelerated vesting upon change in control. Settled upon vesting.
RSUs	August 2020	60,664	100% vest on June 1, 2021; Accelerated vesting upon change in control. RSUs that vest will be settled upon the date the non-employee director leaves board service.
____________________
(1)Shares outstanding includes shares awarded to associates related to the Held for Sale Business.
Summary of Plans
On August 8, 2019, the Board of Directors of Hexion Holdings approved the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Incentive Plan”), whereby Hexion Holdings is reserving shares of Class B Common Stock, par value $0.01 per share, representing 10% of Hexion Holding’s fully diluted equity as of the date of approval of the 2019 Incentive Plan, for issuance to employees, directors, and other key service providers in connection with stock options, restricted stock units, performance-based stock units and other equity-based awards (such as performance stock units) to be awarded from time to time as the Board determines. The restricted and performance stock units are deemed to be equivalent to one share of common stock of Hexion Holdings. The awards contain restrictions on transferability and other typical terms and conditions.
Restricted Stock Units - Employee Grants
In September 2019, Hexion Holdings granted RSUs that time vest over three years with an aggregate grant date fair value of approximately $16. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. Compensation cost is recognized equally over the 3 year service period. For certain retirement eligible associates, the stock-based compensation cost is accelerated according to the plan documents. Upon vesting, RSUs are settled in shares at the end of the three year vesting period. As of December 31, 2020, a total of 344,700 RSUs had vested.
In March 2020, Hexion Holdings granted additional RSUs to certain employees that time vest over three years with an aggregate grant date fair value of approximately $11. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. Compensation cost is recognized equally over the 3 year service period. For certain retirement eligible associates, the stock-based compensation cost is accelerated according to the plan documents. Upon vesting, RSUs are settled in shares at the end of the three year vesting period. As of December 31, 2020, no RSUs had vested.

Confidential Treatment Requested by Hexion Holdings Corporation
Restricted Stock Units - Director Grants
In January 2020, Hexion Holdings granted RSUs to certain non-employee directors that time vest over three years with an aggregate grant date fair value of approximately $2. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. Compensation cost is recognized equally over the 3 year service period. Upon vesting, RSUs are settled in shares. As of December 31, 2020, a total of 36,666 shares had vested and settled.
In August 2020, Hexion Holdings granted RSUs to certain non-employee directors that time vest over one year with an aggregate grant date fair value of approximately $1. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. Compensation cost is recognized equally over the 1 year service period. RSUs that vest are settled in shares upon the date the non-employee director leaves board service. As of December 31, 2020 no shares had vested.
Performance Stock Units
In September 2019, Hexion Holdings granted PSUs with market conditions with an aggregate grant date fair value of approximately $29. The fair value was estimated at the grant date using a Monte Carlo valuation method. The Monte Carlo valuation method requires the use of a range of assumptions that includes the risk-free interest rates of 1.49% to 1.87% and expected volatility rates ranged from 39% to 60%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 3.8 years. The PSUs step vest over four years upon the achievement of the pre-established goals by the end of the fourth year of the term. PSUs that vest by June 30, 2022 will be settled in shares in July 2022 and remaining PSUs that vest by June 30, 2023 will be settled in shares by July 2023. As of December 31, 2020, the market conditions have not been met and no PSUs have vested. Compensation cost will be recognized over 3.8 years and adjusted accordingly as vesting conditions are met. For certain retirement eligible associates, the recognition of stock-based compensation cost is accelerated according to the plan documents.
In March 2020, Hexion Holdings granted PSUs with performance conditions with an aggregate grant date fair value of approximately $13. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. The PSUs vest upon achievement of the performance metrics. 50% of the PSUs vest upon achievement of an adjusted return on invested capital target as of December 31, 2022. 50% vest upon achievement of Hexion Segment EBITDA Margin target as of December 31, 2022, and will be settled in shares in July 2023. Compensation cost will be recognized when a performance condition is deemed probable and adjusted accordingly as vesting conditions are met. As of December 31, 2020, the performance conditions have not been deemed probable, thus no PSUs have vested and no compensation cost has been recorded.
The following is a summary of Company’s RSU and PSU plan activity for the year ended December 31, 2020:

	Hexion Holdings Common RSUs	Weighted Average Grant Date Fair Value	Hexion Holdings Common PSUs	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2019	1,034,100	$15.37	2,412,894	$11.97
Units granted	882,422	15.80	823,619	15.80
Units forfeited	(16,348)	15.80	(12,194)	15.80
Units vested	(381,366)	15.41	—	—
Nonvested at December 31, 2020(1)	1,518,808	$15.60	3,224,319	$12.93
____________________
(1)Nonvested shares include shares awarded to associates related to discontinued operations.
Financial Statement Impact
Although the 2019 Incentive Plan was issued by Hexion Holdings, the underlying share-based compensation cost represents compensation costs paid for by Hexion Holdings on Hexion’s behalf, as a result of the employees’ service to Hexion. The compensation costs for RSUs and PSUs are recorded over the requisite service period on a graded-vesting basis and over the derived service period, respectively.

Confidential Treatment Requested by Hexion Holdings Corporation
Share-based compensation costs are recognized, net of actual forfeitures, over the requisite service period on a graded-vesting basis for RSUs. Stock-based compensation cost is recognized, net of forfeitures, over the requisite service period on a graded-vesting basis over the derived service period for PSUs. The Company adjusts compensation expense periodically for forfeitures. Stock based compensation costs are included in “Non cash stock based compensation expense” on the Consolidated Statements of Cash Flows.
The Company recognized $17 and $8 share-based compensation costs for the year ended December 31, 2020 and the period from July 2, 2019 through December 31, 2019, respectively. The amount of expense for associates related to discontinued operations was less than $1 for both the year ended December 31, 2020 and the Successor period from July 2, 2019 through December 31, 2019. There were no share-based compensation costs for the period from January 1, 2019 through July 1, 2019, and year ended December 31, 2018, respectively. The amounts are included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

17. Income Taxes
During 2018, the Company recognized income tax expense of $31, primarily as a result of income from certain foreign operations. In the United States, disallowed interest expense resulted in current year taxable income which utilized a net operating loss carryforward. The disallowed interest expense carryforward of $283 generated a deferred tax asset. The decrease in the valuation allowance due to the net operating loss utilization was offset by an increase in the valuation allowance recorded on the interest expense carryforward deferred tax asset. The Company had a Global Intangible Low Tax Income (“GILTI”) inclusion of $21, which was fully offset by our net operating loss. This further reduced our valuation allowance.
During the Predecessor period January 1, 2019 through July 1, 2019, the Predecessor Company recorded income tax expense of $40 for reorganization adjustments, primarily consisting of tax expense of $50 for the gain recognized between fair value and tax basis (the gain in Predecessor Company will be substantially offset by the Predecessor Company’s tax attributes, including net operating losses and previously disallowed interest expense). A tax benefit of $10 was recorded for the removal of a valuation allowance for certain foreign jurisdictions. Pursuant to the Plan, the Successor Company is obligated to indemnify the Predecessor Company for any tax related liabilities. The Predecessor Company recorded income tax expense of $201 in the Predecessor period, primarily related to the increase in deferred tax liabilities resulting from fresh start accounting.
The Predecessor Company’s U.S. net operating loss carryforward of $1,053 and certain state net operating loss carryforwards, along with other tax attributes, have been utilized or forfeited as a result of the taxable gain realized upon Emergence. Certain foreign net operating losses and other carryforwards of the Predecessor Company were forfeited upon Emergence.
Upon the Emergence, Hexion Inc. applied fresh start accounting (see Note 6 for more information regarding fresh start accounting) and therefore the deferred tax assets and liabilities were adjusted based on the revised U.S. GAAP financial statements. As a result of the step-up in U.S. GAAP basis in Hexion Inc.’s foreign assets without a corresponding step-up in the tax basis of the foreign assets, Hexion Inc.’s deferred tax liability increased. An Internal Revenue Code §338(h)(10) election was made to treat the Emergence as an asset sale for U.S. income tax purposes. As a result, the Emergence was treated as a deemed sale of assets of the Predecessor Company while the Successor Company received a step-up in U.S. tax basis to fair value. The Successor Company elected bonus depreciation on the stepped-up U.S. eligible fixed assets. The Successor Company elected to amortize the stepped-up basis of intangibles over a 15-year period and the Successor Company’s depreciation and amortization expense generated a U.S. net operating loss for both the tax years ended December 31, 2020 and 2019. The U.S. net operating loss will be carried forward indefinitely, but will be subject to an 80% limitation on U.S. taxable income starting in 2021.
During the Successor period July 2, 2019 through December 31, 2019, the Company recognized income tax benefit of $10, primarily as a result of losses from certain foreign operations of which the deferred tax asset created is not offset by a valuation allowance. Losses in the United States created a deferred tax asset which was completely offset by an increase to the valuation allowance. The Company recognized a GILTI inclusion of $5, which was fully

Confidential Treatment Requested by Hexion Holdings Corporation
offset by our net operating loss and further reduced our valuation allowance. As previously discussed above, the Company elected bonus depreciation in 2019.
Income tax expense detail for the Company for year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 is as follows:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Current:
Federal	$(14)	$(1)	$36	$(4)
State and local	—	4	13	1
Foreign	22	1	11	25
Total current	8	4	60	22
Deferred:
Federal	3	9	(2)	1
State and local	(1)	1	—	—
Foreign	4	(24)	143	8
Total deferred	6	(14)	141	9
Income tax expense (benefit) (1)	$14	$(10)	$201	$31
____________________
(1)Excludes income tax expense of $1, $1, $21, and $9 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019, and the year ended December 31, 2018, respectively, related to the Held for Sale Business.
A reconciliation of the Company’s combined differences between income taxes computed at the federal statutory tax rate of 21% and the provisions for income taxes for the year ended December 31, 2020, the Successor

Confidential Treatment Requested by Hexion Holdings Corporation
period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Income tax (benefit) expense computed at federal statutory tax rate	$(31)	$(21)	$622	$(35)
State tax (benefit) expense, net of federal benefit	(5)	(2)	9	1
Foreign tax rate expense differential	1	2	33	13
Foreign source income subject to U.S. taxation	—	3	1	2
Non-deductible losses and other expenses	—	—	5	9
Increase (decrease) in the taxes due to changes in valuation allowance	46	17	(433)	25
Additional (benefit) expense on foreign unrepatriated earnings	(3)	—	—	1
Additional (benefit) expense for uncertain tax positions	(4)	—	44	15
Tax recognized in other comprehensive income	—	(1)	(4)	—
Changes in enacted tax laws and tax rates	6	—	—	—
Tax benefit for fresh start accounting and reorganization adjustments	—	—	(68)	—
Other decrease (increase) of deferred tax assets	4	(8)	(8)	—
Income tax expense (benefit)(1)	$14	$(10)	$201	$31
____________________
(1)Excludes income tax expense of $1, $1, $21, and $9 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019, and the year ended December 31, 2018, respectively, related to the Held for Sale Business.
The domestic and foreign components of the Company’s loss before income taxes for year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Domestic	$(138)	$(46)	$2,754	$(216)
Foreign	(11)	(58)	206	52
Total(1)	$(149)	$(104)	$2,960	$(164)
____________________
(1)Excludes (loss) income before income taxes of $(70), $5, $155 and $38 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019, and the year ended December 31, 2018, respectively, related to the Held for Sale Business.

Confidential Treatment Requested by Hexion Holdings Corporation
The tax effects of significant temporary differences, net operating losses, interest expense limitation, and credit carryforwards, which comprise the Company’s deferred tax assets and liabilities at December 31, 2020 and 2019 are as follows:

	2020	2019
Assets:
Non-pension post-employment	$4	$4
Accrued and other expenses	61	97
Property, plant and equipment	—	4
Loss, expense, and credit carryforwards	240	163
Intangible assets	11	—
Pension and postretirement benefit liabilities	47	14
Gross deferred tax assets	363	282
Valuation allowance	(217)	(122)
Net deferred tax asset	146	160
Liabilities:
Property, plant and equipment	(227)	(228)
Unrepatriated earnings of foreign subsidiaries	(7)	(10)
Intangible assets	(66)	(65)
Gross deferred tax liabilities	(300)	(303)
Net deferred tax liability(1)	$(154)	$(143)
___________________
(1)Excludes net deferred tax liability of $20 and $15 for the years ended December 31, 2020 and 2019, respectively, related to the Held for Sale Business.
The following table summarizes the presentation of the Company’s net deferred tax liability in the Consolidated Balance Sheets at December 31, 2020 and 2019:

	2020	2019
Assets:
Long-term deferred income taxes	$7	$6
Liabilities:
Long-term deferred income taxes	(161)	(149)
Net deferred tax liability(1)	$(154)	$(143)
_____________________
(1)Excludes net deferred tax liability of $20 and $15 for the years ended December 31, 2020 and 2019, respectively, related to the Held for Sale Business.
Hexion Holdings, and its direct subsidiary Hexion Intermediate Holding 1, Inc. and its direct subsidiary Hexion Intermediate Holding 2, Inc. (the “Eligible Subsidiaries”) are not members of the registrant. Hexion Holdings and its Eligible Subsidiaries file a consolidated U.S. Federal income tax return. Therefore, the Company can utilize Hexion Holdings and its Eligible Subsidiaries’ tax attributes or vice versa.
As of December 31, 2020, the Company had a $217 valuation allowance against its net deferred tax assets that management believes, more likely than not, will not be realized. The Company’s deferred tax assets include federal, state and foreign net operating loss carryforwards as well as an interest expense carryforward. The federal net operating loss carryforwards available are $636, which excludes the cumulative income from Hexion Holdings and its Eligible Subsidiaries, as described above. The federal net operating loss will be carried forward indefinitely, but beginning in 2021, will be subject to an 80% limitation on U.S. taxable income. A valuation allowance has been recorded against these loss carryforwards. The Company has provided a valuation allowance against its state

Confidential Treatment Requested by Hexion Holdings Corporation
deferred tax assets, primarily related to state net operating loss carryforwards of $19. A valuation allowance of $97 has been recorded against a portion of foreign net operating loss carryforwards, primarily in the Netherlands.
The Company continues to not assert indefinite reinvestment of undistributed earnings of its foreign subsidiaries outside of the United States. Accordingly, a related deferred tax liability of $7 is recorded.
The following table summarizes the changes in the valuation allowance for the year ended December 31, 2020, and the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Balance at Beginning of Period	Changes in Related Gross Deferred Tax Assets/Liabilities	Charge / (Release)	Balance at End of Period
Valuation allowance on Deferred tax assets:
Predecessor
Year ended December 31, 2018	$498	$—	$27	$525
January 1, 2019 through July 1, 2019	525	—	(427)	98
Successor
July 2, 2019 through December 31, 2019	98	—	24	122
Year ended December 31, 2020(1)	122	41	54	217
_____________________
(1)The changes in related gross deferred tax assets/liabilities is related to the application of discontinued operations accounting to asset sale entities for tax purposes.
For 2020, previous and current losses in the U.S. and in certain foreign operations for recent periods continue to provide sufficient negative evidence requiring a valuation allowance against the net federal, state, and certain foreign deferred tax assets.
Examination of Tax Returns
The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as the United States, Brazil, Canada, China, Germany, Italy, Netherlands and the United Kingdom.
With minor exceptions, the Company’s closed tax years for major jurisdictions are years prior to: 2016 for United States, 2013 for Brazil, 2010 for Canada, 2015 for China, 2016 for Germany, 2016 for Italy, 2010 for Netherlands and 2017 for the United Kingdom.
The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination process, the Company will adjust its reserves accordingly to reflect the current status and settlements.

Confidential Treatment Requested by Hexion Holdings Corporation
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Balance at beginning of period	$130	$133	$94
Additions based on tax positions related to the current year	4	2	41
Additions for tax positions of prior years	14	—	5
Reductions for tax positions of prior years	(20)	(3)	(6)
Settlements	(1)	(4)	—
Foreign currency translation	2	2	(1)
Balance at end of period(1)	$129	$130	$133
____________________
(1)Includes unrecognized tax benefits of $6, $5, and $11 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, and the Predecessor period January 1, 2019 through July 1, 2019 associated with the Held for Sale business.
During the year ended December 31, 2020 and the Successor period July 2, 2019 through December 31, 2019, the Company decreased the amount of its unrecognized tax benefits, including its accrual for interest and penalties, by $10 and $1, respectively, primarily as a result of decreases in the unrecognized tax benefit from negotiations with foreign jurisdictions, lapses of statute of limitations and settlements, offset by increases of unrecognized tax benefits for various intercompany transactions. During the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, the Company recognized approximately $9, $2, $3 and $3, respectively, in interest and penalties. The Company had approximately $56, $56, and $54 accrued for the payment of interest and penalties at December 31, 2020 and 2019, and July 1, 2019, respectively.
$129 of unrecognized tax benefits, if recognized, would affect the effective tax rate; however, a portion of the unrecognized tax benefit would be in the form of a net operating loss carryforward, which would be subject to a full valuation allowance. The Company anticipates recognizing less than $15 of the total amount of unrecognized tax benefits within the next 12 months as a result of lapses of statute of limitations, negotiations with foreign jurisdictions, settlements, and completion of audit examinations.

18. Dispositions
ATG
On January 8, 2018, the Company completed the sale of its Additives Technology Group business (“ATG”) to MÜNZING CHEMIE GmbH. ATG was previously included within the Company’s Forest Products Resins segment and includes manufacturing sites located in Somersby, Australia and Sungai Petani, Malaysia. The ATG business produced a range of specialty chemical materials for the engineered wood, paper impregnation and laminating industries, including catalysts, release agents and wetting agents.
The Company received gross cash consideration for the ATG business in the amount of $49, which was used for general corporate purposes. The Company recorded a gain on this disposition of $44 which is included in “Gain on dispositions” in the Predecessor Company’s Consolidated Statements of Operations for the year ended December 31, 2018.

Confidential Treatment Requested by Hexion Holdings Corporation
19. Summarized Financial Information of Unconsolidated Affiliates
Summarized financial information of the Company’s unconsolidated affiliates, which are listed below, as of December 31, 2020 and 2019 and for the years ended December 31, 2020, and 2019 is as follows:
•Momentive UV Coatings (Shanghai) Co., Ltd
•Hexion Australia Pty Ltd
•MicroBlend Columbia S.A.S.
Excluded from the table below is the summarized financial information for the Russia JV since it is part of the Held for Sale Business (See Note 4).

	Successor
	December 31, 2020	December 31, 2019
Current assets	$38	$32
Non-current assets	7	6
Current liabilities	20	10
Non-current liabilities	—	—

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Net sales	$59	$33	$39	$88
Gross profit	16	8	9	22
Pre-tax income	8	3	4	13
Net income	6	2	3	9

20. Segment and Geographic Information
Realignment of Reportable Segments in 2020
As part of the Company’s continuing efforts to drive growth and greater operating efficiencies, in January 2020, the Company changed its reporting segments to align around its two growth platforms: (i) Adhesives and (ii) Coatings and Composites. At December 31, 2020, the Company’s continuing operations has three reportable segments which consist of the following businesses:
•Adhesives: these businesses focus on the global adhesives market. They include the Company’s global wood adhesives business, which now also includes the oilfield technologies group, including: forest products resin assets in North America, Latin America, Australia and New Zealand; and global formaldehyde.
•Coatings and Composites: these businesses focus on the global coatings and composites market. They include the Company’s base and specialty epoxy resins and Versatic™ Acids and Derivatives businesses.
•Corporate and Other: primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses.
The Company has recast its Net Sales and Segment EBITDA (as defined below) for the Successor period July 2, 2019 through December 31, 2019 and for the Predecessor periods July 1, 2019 and January 1, 2019 through July 1, 2019 to reflect the new reportable segments.

Confidential Treatment Requested by Hexion Holdings Corporation
Reportable Segments
The tables below present net sales, Segment EBITDA and other financial information from continuing operations by reportable segment. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses not allocated to continuing segments.
Net Sales(1):
The table below presents continuing operations revenue by reportable segment. Product sales within each reportable segment share economically similar risks. These risks include general economic and industrial conditions, competitive pricing pressures and the Company’s ability to pass on fluctuations in raw material prices to its customers. A substantial number of the Company’s raw material inputs are petroleum-based and their prices fluctuate with the price of oil. Due to differing regional industrial and economic conditions, the geographic distribution of revenue may impact the amount, timing and uncertainty of revenue and cash flows from contracts with customers.

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Adhesives	$1,188	$693	$761	$1,641
Coatings and Composites	1,322	630	720	1,496
Total	$2,510	$1,323	$1,481	$3,137
____________________
(1)Intersegment sales are not significant and, as such, are eliminated within the selling segment.
Segment EBITDA:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Adhesives(1)	$214	$116	$135	$252
Coatings and Composites(2)	151	60	96	200
Corporate and Other	(71)	(37)	(30)	(71)
Total	$294	$139	$201	$381
____________________
(1)Included in Adhesives Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of less than $1 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor Period January 1, 2019 through July 1, 2019 and $1 for the Predecessor year ended December 31, 2018.
(2)Included in Coatings and Composites Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $2, $2, $1 and $3 for the year ended December 31, 2020, the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, respectively.

Confidential Treatment Requested by Hexion Holdings Corporation
Depreciation and Amortization Expense:

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Adhesives (1)	$97	$47	$21	$50
Coatings and Composites	90	44	20	44
Corporate and Other	4	2	2	4
Total	$191	$93	$43	$98
_____________________
(1)Includes accelerated depreciation of $2 and $4 for the year ended December 31, 2020 and 2018. There was no accelerated depreciation in either the Successor period July 2, 2019 through December 31, 2019 or in the Predecessor period January 1, 2019 through July 1, 2019.
Total Assets(1):

	December 31, 2020	December 31, 2019
Adhesives	$2,202	$2,374
Coatings and Composites	1,404	1,371
Corporate and Other	396	401
Total	$4,002	$4,146
____________________
(1)Includes assets held for sale at December 31, 2020 and 2019.
Capital Expenditures(1):

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Adhesives	$62	$21	$18	$35
Coatings and Composites	43	22	22	43
Corporate and Other	3	4	1	3
Total	$108	$47	$41	$81
_____________________
(1)Includes capitalized interest costs that are incurred during the construction of property and equipment.

Confidential Treatment Requested by Hexion Holdings Corporation
Geographic Information
Net Sales(1):

	Successor		Predecessor
	December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
United States	$1,142	$617	$693	$1,449
Netherlands	523	240	308	652
Canada	278	153	154	362
China	259	121	121	229
Brazil	123	83	91	194
Other international	185	109	114	251
Total	$2,510	$1,323	$1,481	$3,137
_____________________
(1)Sales are attributed to the country in which the individual business locations reside.
Following is net sales by reportable segment disaggregated by geographic region(1):

	Successor
	December 31, 2020			July 2, 2019 through December 31, 2019
	Adhesives	Coatings and Composites	Total	Adhesives	Coatings and Composites	Total
North America	$910	$510	$1,420	$517	$255	$772
Europe	20	521	541	12	236	248
Asia Pacific	124	291	415	69	139	208
Latin America	134	—	134	95	—	95
Total	$1,188	$1,322	$2,510	$693	$630	$1,323

	Predecessor
	January 1, 2019 through July 1, 2019			Year Ended December 31, 2018
	Adhesives	Coatings and Composites	Total	Adhesives	Coatings and Composites	Total
North America	$562	$286	$848	$1,215	$596	$1,811
Europe	15	305	320	$37	$644	681
Asia Pacific	81	129	210	$170	$254	424
Latin America	103	—	103	$219	$2	221
Total	$761	$720	$1,481	$1,641	$1,496	$3,137
_____________________
(1)Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Confidential Treatment Requested by Hexion Holdings Corporation
Long-Lived Assets(1):

	December 31, 2020	December 31, 2019
United States	$1,520	$1,605
Netherlands	556	526
Brazil	79	105
Canada	113	116
Other international	234	218
Total	$2,502	$2,570
____________________
(1)Long-lived assets consist of property, plant and equipment, net; goodwill; and other intangible assets, net.

Confidential Treatment Requested by Hexion Holdings Corporation
Reconciliation of Net Loss to Segment EBITDA:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Reconciliation:
Net (loss) income attributable to Hexion Inc.	$(230)	$(89)	$2,894	$(162)
Add: Net income (loss) attributable to noncontrolling interest	—	1	1	(1)
Less: Net (loss) income from discontinued operations	(69)	4	135	28
Net (loss) income from continued operations	(161)	(92)	2,760	(191)
Income tax expense (benefit)	14	(10)	201	31
Interest expense, net	100	55	89	365
Depreciation and amortization (1)	191	93	43	98
EBITDA	144	46	3,093	303
Adjustments to arrive at Segment EBITDA:
Asset impairments and write-downs	$16	$—	$—	$32
Business realignment costs (2)	69	22	14	27
Realized and unrealized foreign currency losses (gains)	—	4	(7)	28
Gain on dispositions	—	—	—	(44)
Unrealized losses (gains) on pension and OPEB plan liabilities	4	5	—	(13)
Transaction costs (3)	6	11	26	13
Reorganization items, net (4)	—	—	(2,943)	—
Non-cash impact of inventory step-up(5)	—	27	(27)	—
Accelerated deferred revenue (6)	—	—	18	—
Other non-cash items (7)	43	10	9	14
Other (8)	12	14	18	21
Total adjustments	150	93	(2,892)	78
Segment EBITDA	$294	$139	$201	$381
Segment EBITDA:
Adhesives	214	116	135	252
Coatings and Composites	151	60	96	200
Corporate and Other	(71)	(37)	(30)	(71)
Total	$294	$139	$201	$381
_____________________
(1)For the year ended December 31, 2020 and Predecessor year ended December 31, 2018 accelerated depreciation of $2 and $4 has been included in “Depreciation and amortization.” There was no accelerated depreciation in either the Successor period July 2, 2019 through December 31, 2019 or in the Predecessor period January 1, 2019 through July 1, 2019.
(2)Business realignment costs for the Successor and Predecessor periods below included:

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Severance costs	$16	$9	$8	$9
In-process facility rationalizations	11	5	3	11
Contractual costs from exited business	8	—	—	—
Business services implementation	22	—	—	—
Legacy environmental reserves	9	7	1	5
Other	3	1	2	2
_____________________
(a)The Company had $8 of severance liabilities accrued within “Other current liabilities” on the Consolidated Balance Sheets at both December 31, 2020 and 2019. The Company expects the amounts associated with these severance liabilities to be paid over the next 12 months.
(3)For the year ended December 31, 2020, transaction costs included certain professional fees related to strategic projects. For the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019, transaction costs primarily included $6 and $23, respectively, of certain professional fees and other expenses related to the Company’s Chapter 11 proceedings.
(4)Represents incremental costs incurred directly as a result of the Company’s Chapter 11 proceedings after the date of filing, gains on settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. The amounts excludes the “Non-cash impact of inventory step-up” discussed below.
(5)Represents $27 of non-cash expense related to the step up of finished goods inventory on July 1 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory.
(6)For the Predecessor period from January 1, 2019 through July 1, 2019, $18 of deferred revenue was accelerated on July 1 as part of Fresh Start accounting.
(7)Other non-cash items for the Successor and Predecessor periods presented below included:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Fixed asset write-offs	$13	$6	$3	$6
Stock-based compensation costs	17	8	—	—
Long-term retention programs	9	(2)	5	8
One-time capitalized variance impact of inventory fresh start step-up	—	(4)	—	—
Other	4	2	1	—
(8)Other for Successor and Predecessor periods presented below included:

	Successor		Predecessor
	Year Ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Legacy and other non-recurring items	$8	$7	$3	$7
IT outage (recoveries) costs, net	(4)	—	9	—
Financing fees and other	8	7	6	14

Confidential Treatment Requested by Hexion Holdings Corporation
21. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for December 31, 2020, the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period of January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Cash Flow Hedge	Total
Predecessor
Balance at December 31, 2018	$(1)	$(17)	$—	$(18)
Change in value	—	(8)	—	(8)
Elimination of Predecessor Company accumulated other comprehensive loss	1	25	—	26
Balance at July 1, 2019	$—	$—	$—	$—
Successor
Balance at July 2, 2019	$—	$—	$—	$—
Change in value	—	(3)	2	(1)
Balance at December 31, 2019	$—	$(3)	$2	$(1)
Change in value	—	(8)	(18)	(26)
Balance at December 31, 2020	$—	$(11)	$(16)	$(27)

22. Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net (loss) income attributable to Hexion Holdings common shareholders by the weighted average number of shares, including warrants outstanding during the period. The Company’s warrants are included in basic earnings per share as these securities are deemed to be common share equivalents as a result of the low exercise price of $0.01 per share. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available

Confidential Treatment Requested by Hexion Holdings Corporation
to Hexion Holdings common shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

	Successor		Predecessor
(in millions, except per share data)	Year ended December 31, 2020	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Numerator:
Basic and diluted net loss:
Net (loss) income from continuing operations	$(161)	$(92)	$2,760	$(191)
Net (loss) income from discontinued operations	(69)	4	135	28
Net loss attributable to Hexion Holdings Corporation common shareholders and warrant holders	$(230)	$(88)	$2,895	$(163)
Denominator:
Weighted average shares outstanding	68.3	68.7	82.6	82.6
Dilutive shares:
Stock-based awards	—	—	—	—
Total weighted average shares outstanding, including dilutive shares	68.3	68.7	82.6	82.6

Net (loss) income per share from continuing operations, basic and diluted	$(2.36)	$(1.36)	$33.41	$(2.30)
Net (loss) income per share from discontinued operations, basic and diluted	(1.01)	0.06	1.63	0.34
Basic and diluted earnings per share	$(3.37)	$(1.30)	$35.04	$(1.96)
Additionally, 4.7 million and 3.4 million equivalent shares of unvested stock-based awards have been granted and were outstanding at December 31, 2020 and 2019, respectively. These stock-based awards were not included in the diluted shares calculation as their effect would have been anti-dilutive.

23. Equity (As restated)
Cancellation of Prior Common Stock
In accordance with the Plan, each share of the Predecessor Company’s common stock outstanding prior to the Effective Date, including treasury stock, were canceled. Furthermore, all of the Predecessor’s equity award agreements under prior incentive plans, and the awards granted pursuant thereto, were extinguished, canceled and discharged and have no further force or effect after the Effective Date.
Issuance of New Common Stock
On the Effective Date, all previously issued and outstanding equity interests in TopCo were cancelled. Upon effectiveness of the Plan, Hexion Holdings issued 58,410,731 shares of new Class B common stock (“Class B”), par value $0.01 per share, pursuant to the Rights Offering. As a part of the Registration Rights Agreement (see Note 5), 15% of the total shares of Class B were classified as “Redeemable common stock Class B” (“Redeemable Common Stock) (see Note 25 for more information) through September 30, 2020. On the Emergence Date, excluding Redeemable Common Stock, the Company had 49,649,121 shares of Class B stock issued and outstanding.
On the Effective Date, the Company also authorized 300,000,000 shares of Class A Common Stock, with the par value of $0.01 per share and 50,000,000 shares of Preferred Stock, without par value. There were no shares issued or outstanding of Class A Common Stock or Preferred Stock as of December 31, 2019.

Confidential Treatment Requested by Hexion Holdings Corporation
The rights of each class of our common stock are identical, except with respect to the redemption and conversion features of Class B Common stock in connection with a Qualified IPO (which features expired as of December 31, 2020). The following description of the terms of the common stock is not complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the By-laws.
Voting Rights
The holders of the common stock are entitled to one vote per share on all matters submitted for action by the shareholders.
Dividend and Liquidation Rights
Subject to the preferences applicable to any shares of preferred stock outstanding at any time, holders of the common stock are entitled to receive dividends when, as, and if declared by the Board from funds legally available therefor and are entitled, in the event of a liquidation, to share ratably in all assets available for distribution after payment of all debts.
Other Rights
In connection with a Qualified IPO, the Board was authorized, by notice to all holders of Class B Common Stock, to cause the redemption by the Company of up to 15% of the shares of Class B Common Stock held by each holder of Class B Common Stock (such percentage, as determined by the Board, the “Redemption Percentage”), at a price per share equal to the net proceeds to the Company per share of the Class A Common Stock, after payment of underwriting discounts and commissions, sold by the Company in the Qualified IPO (the “Redemption Price”). This provision expired as of December 31, 2020, see Note 25 for more information on Redeemable Common Stock.
New Warrant Agreement and Warrants Exercised
In addition, Hexion Holdings entered into the Warrant Agreement and upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 New Warrants as a part of the Rights Offering on the Effective Date. The New Warrants represented 15% of the Rights Offering which are exercisable to purchase shares of New Common Stock. These New Warrants may be exercised, at any time on or after the initial exercise date for exercise price per share of the New Common Stock of $0.01. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.
In August 2019, 82,333 warrants were exercised for Class B shares. Of the exercised warrants, 69,983 shares were classified as Class B Common Stock and the remainder was classified as Redeemable common stock Class B. As of December 31, 2019, after the warrants were exercised, the number of outstanding warrants was 10,225,445 and the amount of outstanding New Common Stock was 49,719,104, excluding Redeemable Common Stock.
Additionally, in December 2020, the Company repurchased 47,537 warrants and subsequently retired. The Company purchased the warrants and some shares of outstanding Class B stock for approximately $3 (see Note 24 for Class B stock repurchase). The number of outstanding warrants as of December 31, 2020 was 10,177,908.

24. Treasury Stock
In 2020, the Company repurchased a total of 961,432 shares of outstanding Class B stock in an over-the-counter market at a weighted average price of $12.77 per share. The shares are held in treasury at cost and recorded in “Treasury stock” on the Consolidated Balance Sheet. The purchase of outstanding Class B stock lowered the total shares outstanding, which resulted in a decrease of $3 to Redeemable Common Stock (see Note 25).

25. Redeemable Common Stock (As restated)
In connection with a Qualified IPO, the Board was authorized, by notice to all holders of Class B Common Stock, to cause the redemption by the Company of up to 15% of the shares of Class B Common Stock held by each

Confidential Treatment Requested by Hexion Holdings Corporation
holder of Class B Common Stock (the “Redemption”). As the conditions of the Redemption are outside of the Company’s control, the 15% of shares of Class B Common Stock related to the Redemption were classified out of the equity section of the Company’s Consolidated Balance Sheet and into the “Redeemable common stock Class B” (“Redeemable Common Stock”) financial statement caption on the Consolidated Balance Sheet.
As discussed previously in Note 1, the provision authorizing the Board of Directors the ability to redeem up to 15% of the shares of Class B Common Stock expired effective December 31, 2020. In the Company’s previously issued financial statements as of and for the year ended December 31, 2020, the Company incorrectly classified $144 million of redemption value as mezzanine equity as opposed to common stock Class B and paid-in capital.
The following table summarizes Redeemable Common Stock activity information for the year ended December 31, 2020, the period July 1, 2019 and July 2, 2019 through December 31, 2019:

(In millions)	Redeemable Common Stock
Predecessor(1)
Balance at July 1, 2019	$—
Issuance of Successor Company common stock classified as redeemable common stock Class B	147
Successor
Balance at July 2, 2019	$147
Changes in redeemable common stock Class B(2)	—
Balance at December 31, 2019	147
Changes in redeemable common stock Class B (3)	(3)
Changes in redeemable common stock Class B (4)	(144)
Balance at December 31, 2020	$—
____________________
(1)Prior to Emergence, there were no Redeemable Common Stock in the Predecessor period.
(2)Exercise of Warrants during the Successor period July 2, 2019 to December 31, 2019 resulted in Redeemable Common Stock of less than $1 (see Note 23 for further information).
(3)Treasury stock purchases during the year ended December 31, 2020, resulted in changes in Redeemable Common Stock of $3 (see Note 24 for further information).
(4)The redeemable common stock provision expired as of December 31, 2020, resulting in reclassification of redeemable common stock Class B to paid-in capital and common stock Class B.

Confidential Treatment Requested by Hexion Holdings Corporation
26. Selected Unaudited Quarterly Financial Data
A summary of selected unaudited quarterly financial data for the years ended December 31, 2020 and 2019 is as follows:

	Successor
(In millions, except per share amounts)	Three Months Ended December 31, 2020	Three Months Ended September 30, 2020 (as revised)(1)	Three Months Ended June 30, 2020	Three Months Ended March 31, 2020
Net sales	$655	$634	$534	$687
Operating (loss) income	(10)	8	(28)	(34)
Net loss from continuing operations	(37)	(26)	(36)	(62)
Net income (loss) from discontinued operations	2	(68)	(6)	3
Net loss attributable to Hexion Holdings Corporation common shareholders and warrant holders	(35)	(94)	(42)	(59)

Net loss per share from continuing operations, basic and diluted	$(0.54)	$(0.38)	$(0.53)	$(0.91)
Net income (loss) per share from discontinued operations, basic and diluted	0.03	(0.99)	(0.09)	0.04
Basic and diluted earnings per share	$(0.51)	$(1.37)	$(0.62)	$(0.87)
____________________
(1)“Net (loss) income from discontinued operations” and “Net (loss) income” for the three months ended September 30, 2020 includes a revision of approximately $8 of income to correct an overstatement of expense in previously issued interim financial statements. See below for additional information.

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor		Predecessor
(In millions, except per share amounts)	Three Months Ended December 31, 2019	July 2, 2019 through September 30, 2019	July 1, 2019(1)	Three Months Ended June 30, 2019(2)	Three Months Ended March 31, 2019
Net sales	$630	$693	$—	$750	$731
Operating (loss) income	(30)	(18)	—	(115)	27
Net (loss) income from continuing operations	(52)	(44)	2,935	(118)	(57)
Net income from discontinued operations	7	1	119	10	6
Net income attributable to noncontrolling interest	(1)	—	—	—	—
Net (loss) income attributable to Hexion Holdings Corporation common shareholders and warrant holders	(46)	(43)	3,054	(108)	(51)
Net (loss) income attributable to Hexion Holdings Corporation common shareholders and warrant holders per share:
Net (loss) income per share from continuing operations, basic and diluted	$(0.76)	$(0.64)	$35.53	$(1.43)	$(0.69)
Net income per share from discontinued operations, basic and diluted	$0.10	$0.01	1.44	0.12	0.07
Basic and diluted earnings per share	$(0.66)	$(0.63)	$36.97	$(1.31)	$(0.62)
____________________
(1)During the Emergence on July 1, 2019, the Predecessor recognized $3,126 of reorganization adjustments, which relate to gains on the settlement of liabilities under the Plan, offset by the incremental costs incurred directly as a result of the Bankruptcy Petitions and the net impact of fresh start accounting adjustments, are classified as “Reorganization items, net” in the Consolidated Statements of Operations (see Note 6 and Note 7 for more information).
(2)During the three months ended June 30, 2019, the Predecessor recognized $156 of incremental costs directly as a result of Bankruptcy Petitions. These costs are classified as “Reorganization items, net” in the Consolidated Statements of Operations (see Note 6 and Note 7 for more information).
In the fourth quarter 2020, we identified certain errors within our condensed consolidated financial statements for the three and nine months ended September 30, 2020:
•Approximately $13 associated with an insurance premium financing arrangement was incorrectly disclosed as a non-cash financing activity but should have been classified as an operating cash outflow from continuing operations and financing cash inflow;
•“Net cash used in operating activities from continuing operations” was overstated by approximately $13 and “Net cash (used in) provided by operating activities from discontinued operations” was understated by approximately $13 due to activity within “Other assets, current and non-current” being incorrectly classified; and
•The impairment charge recognized with respect to our Held for Sale Business was overstated by approximately $8 which also resulted in an understatement of the Assets Held for Sale as of September 30, 2020.
Based upon quantitative and qualitative assessments, we have determined that these adjustments were not material to the previously issued interim financial statements. The impacts to the previously issued interim financial

Confidential Treatment Requested by Hexion Holdings Corporation
statements will be revised in our financial statements for the quarterly period ended September 30, 2021 and are shown in the tables below.
Condensed Consolidated Statement of Cash Flows (Nine Months Ended September 30, 2020) (unaudited)

Line Item	As Previously Reported	Adjustments	As Revised
Net (loss) income	$(203)	$8	$(195)
(Loss) income from discontinued operations, net of taxes	(79)	8	(71)
Other assets, current and non-current	(1)	(26)	(27)
Net cash (used in) provided by operating activities from continuing operations	(11)	(26)	(37)
Net cash (used in) provided by operating activities from discontinued operations	(1)	13	12
Net cash (used in) provided by operating activities	(12)	(13)	(25)

Net short-term debt repayments	(25)	13	(12)
Net cash provided by (used in) financing activities	7	13	20
Condensed Consolidated Statement of Operations (Three Months Ended September 30, 2020) (unaudited)

Line Item	As Previously Reported	Adjustment (1)	As Revised
(Loss) income from discontinued operations, net of taxes	$(76)	$8	$(68)
Net (loss) income	(102)	8	(94)
Net (loss) income attributable to Hexion Holdings Corporation common shareholders and warrant holders	(102)	8	(94)
Condensed Consolidated Statement of Operations (Nine Months Ended September 30, 2020) (unaudited)

Line Item	As Previously Reported	Adjustment (1)	As Revised
(Loss) income from discontinued operations, net of taxes	$(79)	$8	$(71)
Net (loss) income	(203)	8	(195)
Net (loss) income attributable to Hexion Holdings Corporation common shareholders and warrant holders	(203)	8	(195)
____________________
(1)The $8 adjustment summarized above impacts the “Asset impairments” caption within the financial results table in the Discontinued Operations footnote.

27. Condensed Financial Information of Parent Company (As restated)
Background and Basis of Presentation
Hexion Holdings Corporation was legally formed on June 24, 2019 as a part of the Predecessor Company’s emergence from Chapter 11 bankruptcy on July 1, 2019. These condensed financial statements have been presented on a “Parent Company only” basis. Under a Parent Company only presentation, Hexion Holdings’ investments in its consolidated subsidiaries are presented using the equity method of accounting. The Parent Company only financial statements included herein represent the unconsolidated results of Hexion Holdings as of December 31, 2020 and December 31, 2019 and for the year ended December 31, 2020 and periods July 1, 2019 and July 2, 2019 through December 31, 2019. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries, and its share of net loss of its consolidated subsidiaries is included in consolidated loss using the

Confidential Treatment Requested by Hexion Holdings Corporation
equity method. These Parent Company only Condensed Financial Statements should be read in conjunction with the Hexion Holdings Consolidated Financial Statements.
Hexion Holdings has no material assets or stand-alone operations other than its ownership in Hexion Inc. and its subsidiaries.
Restrictions
As of December 31, 2020 and 2019, Hexion Inc., had $1,223 and $1,188, respectfully, of debt outstanding under the Senior Secured Credit facility and $450 outstanding of Senior Notes as of both December 31, 2020 and 2019. Additionally, Hexion Inc. has an ABL facility of which there were no outstanding balance as of both December 31, 2020 and 2019. Under the terms of these agreements, there are restrictions on the ability of Hexion Inc. and its subsidiaries to (i) incur additional indebtedness and liens in connection therewith; (ii) pay dividends and make certain other restricted payments to Hexion Holdings; (iii) effect mergers or consolidations; (iv) enter into transactions with affiliates; (v) sell or dispose of property or assets; and (vi) engage in unrelated lines of business.
Dividends from Subsidiaries
There were no cash dividends paid to Hexion Holdings from the Company’s consolidated subsidiaries for the year ended December 31, 2020 and the period ended July 2, 2019 through December 31, 2019.
Contribution from Hexion Inc.
During the year ended December 31, 2020 the Company received $13 of contributions from Hexion Inc. to fund the repurchase of warrants and Class B common stock to be held in treasury (see Note 23 and Note 24 for more information).

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION
(PARENT COMPANY ONLY)
BALANCE SHEETS

(In millions, except share data)	December 31, 2020 (As restated)	December 31, 2019
Assets
Investment in affiliate	$823	$1,075
Total assets	823	1,075
Liabilities, Redeemable Common Stock and Equity
Total liabilities	—	—
Redeemable common stock Class B - subject to redemption ($0.01 par value; 8,773,960 shares authorized, issued and outstanding at December 31, 2019 (see Note 25)	—	147
Equity
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding at December 31, 2020 and 2019	—	—
Common stock Class A—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at December 31 ,2020 and 2019	—	—
Common stock Class B—$0.01 par value; 300,000,000 and 291,226,040 authorized, 58,529,727 and 49,719,104 issued and 57,568,295 and 49,719,104 outstanding at December 31, 2020 and 2019, respectively	1	1
Warrants - 10,225,445 issued and 10,177,908 and 10,225,445 outstanding at December 31, 2020 and, 2019, respectively	171	172
Paid-in capital	1,009	845
Treasury stock, at cost—961,432 shares at December 31, 2020 (see Note 24)	(12)	—
Accumulated other comprehensive loss	(27)	(1)
Accumulated deficit	(319)	(89)
Total Hexion Holdings Corporation shareholders’ equity	823	928
Noncontrolling interest	—	—
Total equity	823	928
Total liabilities, redeemable common stock, and equity	$823	$1,075

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION
(PARENT COMPANY ONLY)
STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year ended December 31, 2020	July 2, 2019 through December 31, 2019	July 1, 2019
Equity in net loss of Hexion Inc.	$(230)	$(89)	$—
Loss before income taxes	(230)	(89)	—
Income tax expense	—	—	—
Net loss	$(230)	$(89)	$—

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION
(PARENT COMPANY ONLY)
STATEMENTS OF CASH FLOWS

(In millions)	Year ended December 31, 2020	July 2, 2019 through December 31, 2019	July 1, 2019
Cash flows provided by operating activities
Net loss	$(230)	$(89)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Net loss of Hexion Inc.	230	89	—
Net cash provided by operating activities	—	—	—
Cash flows provided by (used in) investing activities
Contribution from (to) affiliate	13	—	(300)
Net cash provided by (used in) investing activities	13	—	(300)
Cash flows (used in) provided by financing activities
Purchase of treasury stock	(13)
Proceeds from rights offering	—	—	300
Net cash (used in) provided by financing activities	(13)	—	300
Effect of exchange rates on cash and cash equivalents	—	—	—
Increase in cash and cash equivalents	—	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—	—
Cash, cash equivalents and restricted cash at end of period	$—	$—	$—

Confidential Treatment Requested by Hexion Holdings Corporation
Note 28. Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions		Deductions(2)	Balance at End of Period
		Charged to cost and expenses(1)	Charged to other accounts
Allowance for Doubtful Accounts:
Successor
Year Ended December 31, 2020	$3	$1	$—	$(1)	$3
Period from July 2, 2019 through December 31, 2019	—	5	—	(2)	3
Predecessor
Period from January 1, 2019 through July 1, 2019	$16	$—	$—	$(16)	$—
Year Ended December 31, 2018	19	—	—	(3)	16
_____________________
(1)Includes the impact of foreign currency translation.
(2)Deductions for the period January 1, 2019 through July 1, 2019 include the elimination of the predecessor allowance for doubtful accounts in conjunction with the application of fresh start accounting as described in Note 6.

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In millions, except share data)	March 31, 2021 (As restated)	December 31, 2020 (As restated)
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $3 and $4, respectively)	$134	$204
Accounts receivable (net of allowance for doubtful accounts of $3)	410	331
Inventories:
Finished and in-process goods	196	180
Raw materials and supplies	96	85
Current assets held for sale (see Note 4)	141	114
Other current assets	51	39
Total current assets	1,028	953
Investment in unconsolidated entities	11	10
Deferred tax assets	7	7
Long-term assets held for sale (see Note 4)	325	342
Other long-term assets	77	85
Property and equipment:
Land	78	79
Buildings	122	122
Machinery and equipment	1,260	1,270
	1,460	1,471
Less accumulated depreciation	(244)	(212)
	1,216	1,259
Operating lease assets	100	103
Goodwill	164	164
Other intangible assets, net	1,057	1,079
Total assets	$3,985	$4,002
Liabilities and Equity
Current liabilities:
Accounts payable	$349	$339
Debt payable within one year	52	82
Interest payable	20	30
Income taxes payable	12	6
Accrued payroll and incentive compensation	49	42
Current liabilities associated with assets held for sale (see Note 4)	88	70
Current portion of operating lease liabilities	19	19
Other current liabilities	99	111
Total current liabilities	688	699
Long-term liabilities:

Confidential Treatment Requested by Hexion Holdings Corporation

(In millions, except share data)	March 31, 2021 (As restated)	December 31, 2020 (As restated)
Long-term debt	1,714	1,710
Long-term pension and post employment benefit obligations	235	250
Deferred income taxes	157	161
Operating lease liabilities	74	76
Long-term liabilities associated with assets held for sale (see Note 4)	74	74
Other long-term liabilities	207	209
Total liabilities	3,149	3,179
Commitments and contingencies (see Note 9)
Equity
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding at March 31, 2021 and December 31, 2020	—	—
Common stock Class A—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at both March 31, 2021 and December 31, 2020	—	—
Common stock Class B—$0.01 par value; 300,000,000 authorized, 58,529,727 issued and 57,568,295 outstanding at both March 31, 2021 and December 31, 2020	1	1
Warrants - 10,225,445 issued and 10,177,908 outstanding at both March 31, 2021 and December 31, 2020	171	171
Paid-in capital	1,015	1,009
Treasury stock, at cost—961,432 shares at March 31, 2021 and December 31, 2020 (see Note 16)	(12)	(12)
Accumulated other comprehensive loss	(31)	(27)
Accumulated deficit	(308)	(319)
Total Hexion Holdings Corporation shareholders’ equity	836	823
Total equity	836	823
Total liabilities and equity	$3,985	$4,002
See Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In millions, except per share data )	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020

Net sales	$753	$687
Cost of sales (exclusive of depreciation and amortization shown below)	584	565
Selling, general and administrative expense	70	64
Depreciation and amortization	49	49
Asset impairments	—	16
Business realignment costs	5	20
Other operating (income) expense, net	(3)	7
Operating income (loss)	48	(34)
Interest expense, net	24	26
Other non-operating income, net	(4)	—
Income (loss) from continuing operations before income tax and earnings from unconsolidated entities	28	(60)
Income tax expense (benefit)	16	(3)
Income (loss) from continuing operations before earnings from unconsolidated entities	12	(57)
Earnings from unconsolidated entities, net of taxes	—	1
Income (loss) from continuing operations, net of taxes	12	(56)
Loss from discontinued operations, net of taxes	(1)	(3)
Net income (loss) attributable to Hexion Holdings Corporation common shareholders and warrant holders	$11	$(59)
Amounts attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net income (loss) from continuing operations	$12	$(56)
Net loss from discontinued operations	(1)	(3)
Net income (loss)	$11	$(59)
Basic income (loss) per share attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net income (loss) per share from continuing operations, basic	$0.18	$(0.82)
Net loss per share from discontinued operations, basic	(0.01)	(0.04)
Net income (loss) per share, basic	$0.17	$(0.86)
Weighted average shares, basic	68.3	68.4
Diluted income (loss) per share attributable to Hexion Holdings Corporation common shareholders and warrant holders:
Net income per share from continuing operations, diluted	$0.17	$(0.82)
Net loss per share from discontinued operations, diluted	(0.01)	(0.04)
Net income per share, diluted	$0.16	$(0.86)
Weighted average shares, diluted	68.8	68.4
See Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020

Net income (loss)	$11	$(59)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(9)	(42)
Unrealized gain (loss) on cash flow hedge	5	(15)
Other comprehensive loss	(4)	(57)
Comprehensive income (loss) attributable to Hexion Holdings Corporation	$7	$(116)
See Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Cash flows used in operating activities
Net income (loss)	$11	$(59)
Less: Loss from discontinued operations, net of tax	(1)	(3)
Income (loss) from continuing operations	12	(56)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	49	49
Non-cash asset impairments	—	16
Deferred tax benefit	—	(2)
(Gain) loss on sale of assets and dispositions	(4)	2
Unrealized foreign currency losses	8	6
Non-cash stock based compensation expense	6	5
Other non-cash adjustments	(1)	—
Net change in assets and liabilities:
Accounts receivable	(88)	(87)
Inventories	(32)	7
Accounts payable	20	(12)
Income taxes payable	10	2
Other assets, current and non-current	(7)	(5)
Other liabilities, current and non-current	(22)	(19)
Net cash used in operating activities from continuing operations	(49)	(94)
Net cash provided by (used in) operating activities from discontinued operations	5	(8)
Net cash used in operating activities	(44)	(102)
Cash flows used in investing activities
Capital expenditures	(24)	(26)
Proceeds from sale of assets and dispositions, net	7	—
Net cash used in investing activities from continuing operations	(17)	(26)
Net cash used in investing activities from discontinued operations	(4)	(6)
Net cash used in investing activities	(21)	(32)
Cash flows (used in) provided by financing activities
Net short-term debt borrowings (repayments)	2	(10)
Borrowings of long-term debt	71	181
Repayments of long-term debt	(76)	(25)
Distribution of affiliate loan (see Note 6)	—	(10)
Net cash (used in) provided by financing activities	(3)	136
Effect of exchange rates on cash and cash equivalents, including restricted cash	(2)	(6)
Change in cash and cash equivalents, including restricted cash	(70)	(4)
Cash, cash equivalents and restricted cash at beginning of period	204	254
Cash, cash equivalents and restricted cash at end of period	$134	$250

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$33	$36
Income taxes, net	6	2
See Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) (Unaudited)

(In millions)	Common Stock	Warrants	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated (Deficit) Earnings	Total Hexion Holdings Corporation Equity (Deficit)	Noncontrolling Interest	Total Shareholders’ Equity
Balance at December 31, 2019	$1	$172	$845	$—	$(1)	$(89)	$928	$—	$928
Net loss	—	—	—	—	—	(59)	(59)	—	(59)
Change in redeemable common stock	—	—	2	—	—	—	2	—	2
Purchase of treasury stock (see Note 16)	—	—	—	(10)	—	—	(10)	—	(10)
Stock-based compensation expense	—	—	5	—	—	—	5	—	5
Other comprehensive loss	—	—	—	—	(57)	—	(57)	—	(57)
Balance at March 31, 2020	$1	$172	$852	$(10)	$(58)	$(148)	$809	$—	$809

Balance at December 31, 2020 (As restated)	$1	$171	$1,009	$(12)	$(27)	$(319)	$823	$—	$823
Net income	—	—	—	—	—	11	11	—	11
Stock-based compensation expense	—	—	5	—	—	—	5	—	5
Other comprehensive loss	—	—	—	—	(4)	—	(4)	—	(4)
Balance at March 31, 2021 (As restated)	$1	$171	$1,015	$(12)	$(31)	$(308)	$836	$—	$836
See Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Hexion Holdings Corporation
HEXION HOLDINGS CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except share and per share data)
1. Background and Basis of Presentation
Company
Within these financial statements, Hexion Holdings Corporation (“Hexion”, “Hexion Holdings”, or the “Company”) refers to Hexion Holdings Corporation and its subsidiaries.
Based in Columbus, Ohio, Hexion Holdings, serves global adhesive, coatings, composites and industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. The Company’s business is organized based on the products offered and the markets served. At March 31, 2021, the Company had three reportable segments: Adhesives; Coatings and Composites; and Corporate and Other. The Company operates all of its businesses through Hexion Inc., its 100% owned subsidiary.
The unaudited Condensed Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments considered necessary for a fair statement have been included. Results for the interim periods are not necessarily indicative of results for the entire year.
Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s most recent annual financial statements.
Restatement
The Company has restated its previously issued Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020 and Condensed Consolidated Statement of Equity (Deficit) for the three months ended March 31, 2021 to correct an error identified by the Company related to the presentation of redeemable common stock. Specifically, the provision authorizing the Board of Directors the ability to redeem up to 15% of the shares of common stock Class B expired effective December 31, 2020. As a result, the Company incorrectly classified $144 million of redemption value as mezzanine equity within "Redeemable common stock Class B - subject to redemption" as opposed to common stock Class B (which was understated by $0.09 million) and paid-in capital (which was understated by $143.91 million) with a corresponding understatement of $144 million in "Total Hexion Holdings Corporation shareholders' equity" and "Total equity" within its Condensed Consolidated Balance Sheet and its Condensed Consolidated Statements of Equity (Deficit). Corresponding updates have been made to reflect the impact of the restatement to the disclosures within the Notes. Based on quantitative and qualitative assessments, the incorrect presentation and disclosure of such amounts is considered material to the Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2021 and the year ended December 31, 2020, which have been restated. This error did not have an impact on the Condensed Consolidated Statements of Operations, Comprehensive Income (Loss) or Cash Flows.
Sale of Phenolic Specialty Resins Business
On September 27, 2020, the Company entered into a definitive agreement (the “Purchase Agreement”) for the sale of its Phenolic Specialty Resins (“PSR”), Hexamine and European-based Forest Products Resins businesses (together with PSR, the “Held for Sale Business”) to Black Diamond Capital Management, LLC and Investindustrial

Confidential Treatment Requested by Hexion Holdings Corporation
(the “Buyers”) for a purchase price of approximately $425. The consideration consists of $335 in cash and certain assumed liabilities with the remainder in future contingent proceeds based on the performance of the Held for Sale Business. The Company completed the sale of the Held for Sale Business on April 30, 2021. For more information, see Note 4 “Discontinued Operations”.
As of March 31, 2021, the Company classified the assets and liabilities of the Held for Sale Business as held for sale on the unaudited Condensed Consolidated Balance Sheets and reported the results of the operations for the three months ended March 31, 2021 as “Loss from discontinued operations, net of taxes” on the unaudited Condensed Consolidated Statements of Operations. Amounts for prior periods have similarly been retrospectively reclassified for all periods presented.
Additionally, the Company has included $5 and $4 in both “Net sales” and “Cost of sales” within the Company’s continuing operations for the three months ended March 31, 2021 and 2020, respectively, which represents sales from the Company’s continuing operations to the Held for Sale Business that were previously eliminated in consolidation. These reclassifications had no impact on “Net (loss) income” in the unaudited Condensed Consolidated Statements of Operations for any of the periods presented.
Unless otherwise noted, amounts presented within the Notes to the unaudited Condensed Consolidated Financial Statements refer to the Company’s continuing operations.
2. Summary of Significant Accounting Policies
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and also requires the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Revenue Recognition—The Company follows the principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Revenue, net of estimated allowances and returns, is recognized when the Company has completed its performance obligations under a contract and control of the product is transferred to the customer. Substantially all revenue is recognized at the time shipment is made or upon delivery as risk and title to the product transfer to the customer. Sales, value add, and other taxes that are collected concurrently with revenue-producing activities are excluded from revenue. Contract terms for certain transactions, including sales made on a consignment basis, result in the transfer of control of the finished product to the customer prior to the point at which the Company has the right to invoice for the product. In these cases, timing of revenue recognition will differ from the timing of invoicing to customers and will result in the Company recording a contract asset. A contract asset balance of $8 and $5 is recorded within “Other current assets” at March 31, 2021 and December 31, 2020, in the unaudited Condensed Consolidated Balance Sheet. Refer to Note 12 for additional discussion of the Company’s net sales by reportable segment disaggregated by geographic region.
Cash and Cash Equivalents— The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. The Company’s restricted cash balance of $3 and $4 at March 31, 2021 and December 31, 2020, respectively, represents deposits to secure certain bank guarantees issued to third parties to guarantee potential obligations of the Company primarily related to the completion of tax audits and environmental liabilities. These balances will remain restricted as long as the underlying exposures exist and are included in the unaudited Condensed Consolidated Balance Sheets as a component of “Cash and cash equivalents.”
Allowance for Doubtful Accounts— Under adoption of ASU 2016-13, the Company has updated its credit loss methodology to consider a broader range of reasonable and supportable information to determine its credit loss estimates. The Company utilizes a historical aging method disaggregated by portfolio segment of geographic region, and then the Company makes any necessary adjustments for current conditions and forecasts about future economic conditions for calculating its allowance for doubtful accounts. The Company evaluates each pooled receivables’ geographic region by differing regional industrial and economic conditions, overall end market conditions and

Confidential Treatment Requested by Hexion Holdings Corporation
groups of customers with similar risk profiles related to timing and uncertainty of future collections. If particular accounts receivable balances no longer display risk characteristics that are similar to other pooled receivables, the Company performs individual assessments of expected credit losses for those specific receivables. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.
The Company’s current expectations and assumptions regarding its business, the economy and other future events and conditions are based on currently available financial, economic and competitive data and current business plans as of March 31, 2021. Actual results could vary materially depending on risks and uncertainties that may affect the Company’s operations, markets, services, prices and other factors.
The Company recorded an allowance for doubtful accounts of $3 at both March 31, 2021 and December 31, 2020, to reduce accounts receivable to their estimated net realizable value. Accounts receivable balances are written-off against the allowance if a final determination of uncollectibility is made. There were no write-offs or recoveries for the three months ended March 31, 2021 and 2020.
Reclassifications— Certain amounts in the unaudited Condensed Consolidated Financial Statements for prior periods have been reclassified to conform with the current presentation. These reclassifications were to record the Held for Sale Business and the results of operations as discontinued operations. See Note 4 for more information regarding the sale of Held for Sale Business in April 2021.
Subsequent Events— The Company has evaluated subsequent events through May 18, 2021, the date the financial statement were available for issuance.
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through July 30, 2021, the date the financial statements were available to be reissued.
Recently Issued Accounting Standards
Newly Adopted Accounting Standards
In December 2019, the FASB issued ASU 2019-12: Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in income tax accounting and improve consistent application of and simplify GAAP for other areas of income tax accounting by clarifying and amending existing guidance. The new guidance was effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021 and the adoption did not have a significant impact on its condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-14: Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans (“ASU 2018-14”). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The standard was effective for fiscal years ending after December 15, 2020. The Company adopted ASU 2018-14 and the adoption did not have a significant impact on its condensed consolidated financial statements.

3. COVID-19 Impacts
In March 2020, the World Health Organization categorized COVID-19 as a global pandemic. Around the world, local governments’ responses to COVID-19 continue to evolve, which has led to stay-at-home orders, social distancing guidelines and other preventative measures that have disrupted various industries in the global economy and the markets in which our products are manufactured, distributed and sold.
During this pandemic, the Company has implemented additional guidelines to further protect the health and safety of its employees as the Company continues to operate with its suppliers and customers. The Company has maintained a focus on the safety of its employees while minimizing potential disruptions caused by COVID-19. For

Confidential Treatment Requested by Hexion Holdings Corporation
example, the Company is following all legislatively-mandated travel directives in the various countries where it operates, and the Company has also put additional travel restrictions in place for its associates designed to reduce the risk from COVID-19. Additionally, the Company is utilizing extended work from home options to protect its office associates, while adjusting its meeting protocols and processes at its manufacturing sites.
The Company’s businesses have been designated by many governments as essential businesses and the Company’s operations have continued through March 31, 2021. The ultimate impact that COVID-19 will have on the Company’s future financial position, operating results and cash flows involves numerous risks and uncertainties, including new information which may emerge concerning the severity and duration of COVID-19 and actions to contain the virus or treat its impact.
A significant amount of legislative and/or economic actions have been enacted or proposed by the U.S. and other jurisdictions during the 2020 and 2021 tax years. The Company has reviewed the enacted legislation and continues to monitor proposed legislation to evaluate the impact on its financial results, including on its estimated effective tax rate. Currently, the Company does not expect any of the enacted or proposed legislation to have a material impact on its business and financial results. The Company was able to defer $5 of payroll related tax payments to December 2021 and December 2022 under the Coronavirus Aid, Relief, and Economic Security Act enacted on March 27, 2020.
Subsequent to March 31, 2021, the United States, and the global regions where the Company operates, continue to be affected by COVID-19. The Company is closely monitoring the COVID-19 pandemic on all aspects of its businesses and geographies, including the impact on its facilities, employees, customers, suppliers, vendors, business partners and distribution.
4. Discontinued Operations
On September 27, 2020, the Company entered into a Purchase Agreement for the sale of PSR, Hexamine and European-based Forest Products Resins businesses (together with PSR, the “Held for Sale Business” or the “Business”) to Black Diamond Capital Management, LLC and Investindustrial (the “Buyers”) for a purchase price of approximately $425. The consideration consists of $335 in cash and certain assumed liabilities with the remainder in future contingent proceeds based on the performance of the Held for Sale Business. The final purchase price is subject to customary post-closing adjustments. The Held for Sale Business was formerly included in the Company’s Adhesives reportable segment.
On April 30, 2021, the Company completed the sale (the “Transaction”) of its Held for Sale Business pursuant to the terms of the Purchase Agreement with the Buyers. The Company received gross cash consideration for the Held for Sale Business in the amount of $304. In addition, the Buyers assumed approximately $31 of certain liabilities, net of preliminary working capital and other closing adjustments as part of the Purchase Agreement. A subsequent post-closing adjustment to the initial cash consideration will be made in accordance with the Purchase Agreement. Hexion expects to use a portion of the net proceeds to invest in its business, and in May 2021, the Company used a portion of its net proceeds to reduce its borrowings under its Senior Secured Term Loan, in accordance with its credit agreement. See Note 8 for further information on reduction to the Company’s Senior Secured Term Loan.
As part of the Transaction, the Company will provide certain transitional services to the Buyers for an initial period of up to six months pursuant to a Transitional Services Agreement, which certain services may be extended two times for an additional three months for each extension by the Buyers. The purpose of these services is to provide short-term assistance to the Buyers in assuming the operations of the Business. These services do not confer to the Company the ability to influence the operating or financial policies of the Business under its new ownership.
Assets included in the transaction are the Company’s manufacturing sites in Barry, United Kingdom; Cowie, United Kingdom; Lantaron, Spain; Botlek, Netherlands; Iserlohn, Germany; Frielendorf, Germany; Solbiate, Italy; Kitee, Finland; Louisville, Kentucky; Acme, North Carolina; and the Company’s 50% ownership interest in Hexion Schekinoazot Holding B.V. (the “Russia JV”), a joint venture that manufactures forest products resins in Russia.

Confidential Treatment Requested by Hexion Holdings Corporation
The Held for Sale Business produces phenolic specialty resins and engineered thermoset molding compounds used in applications that require extreme heat resistance and strength, such as after-market automotive and original equipment manufacturing (“OEM”) truck brake pads, filtration, aircraft components and foundry resins. The Business is also a significant producer of formaldehyde-based resins in Europe and merchant formaldehyde and formaldehyde derivatives in the Louisville and Acme plants, respectively. Formaldehyde-based resins, also known as forest products resins, are a key adhesive and binding ingredient used in the production of a wide variety of engineered lumber products, including medium density fiberboard (“MDF”), particleboard and oriented strand board (“OSB”). These products are used in a wide range of applications in the construction, remodeling and furniture industries. Merchant formaldehyde and formaldehyde derivatives are intermediate ingredients that are used in a variety of durable and industrial products. The Business generated annual sales of $493 in 2020. Until the closing date, the Company has agreed to operate the Held for Sale Business in the ordinary course.
As of March 31, 2021, the Company reclassified the assets and liabilities of the Held for Sale Business as held for sale on the unaudited Condensed Consolidated Balance Sheets and reported the results of the operations for the three months ended March 31, 2021, as “Loss from discontinued operations, net of tax” on the unaudited Condensed Consolidated Statements of Operations. Amounts for prior periods have similarly been retrospectively reclassified for all periods presented.
The Held for Sale Business had $14 of goodwill at both March 31, 2021 and December 31, 2020, and $61 of other intangible assets at both March 31, 2021 and December 31, 2020. Goodwill was allocated based on the relative fair value of the European-based Forest Products Resins businesses, included in the Held for Sale Business, which is part of the Company’s Forest Product Resins reporting unit. Other intangible assets were specifically identified based on customer relationships within the Company’s Forest Products Resins reporting unit that are associated with the Held for Sale Business.
As a result of entering into the Purchase Agreement, the Company recognized a pre-tax charge of $16 during the three months ended March 31, 2021 within discontinued operations, representing the difference between the fair value of the Held for Sale Business, less costs to sell, and the carrying value of net assets held for sale as of March 31, 2021 for a total impairment charge of $91 since entering into the Purchase Agreement. Fair value represents the expected net cash proceeds, excluding any future contingent proceeds, from the sale of the Held for Sale Business. The Company has made an accounting policy election to account for the initial and subsequent measurement of the future contingent proceeds, of up to $90, as a gain contingency. Under this model, any future contingent consideration is not recognized until all future conditions are met and the Company has earned the proceeds. The contingent proceeds are based on performance targets of the Held for Sale Business over each of the next three years, fiscal years 2021, 2022 and 2023, as specified in the Purchase Agreement. Thus, for purposes of this impairment analysis the fair value of the future contingent proceeds was not considered in determination of the disposal group impairment. Further, the Company concluded that the impairment of the Held for Sale Business assets did not represent an impairment triggering event for the Company’s continuing operations.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table reconciles the carrying amounts of major classes of assets and liabilities of discontinued operations to total assets and liabilities of discontinued operations that are classified as held for sale in the Company’s unaudited Condensed Consolidated Balance Sheets:

(In millions)	March 31, 2021	December 31, 2020
Carrying amounts of major classes of assets held for sale:
Accounts receivable	$86	$66
Finished and in-process goods	20	18
Raw materials and supplies	24	17
Other current assets	11	12
Total current assets	141	113
Investment in unconsolidated entities	6	5
Deferred tax assets	8	2
Other long-term assets	7	7
Property, plant and equipment, net	307	310
Operating lease assets	13	13
Goodwill	14	14
Other intangible assets, net	61	61
Discontinued operations impairment	(91)	(75)
Total long-term assets	325	337
Total assets held for sale	$466	$450

Carrying amounts of major classes of liabilities held for sale:
Accounts payable	$69	$52
Income taxes payable	2	1
Accrued payroll	6	3
Current portion of operating lease liabilities	3	2
Other current liabilities	8	9
Total current liabilities	88	67
Long-term pension and post employment benefit obligations	35	36
Deferred income taxes	26	22
Operating lease liabilities	5	5
Other long-term liabilities	8	8
Total long-term liabilities	74	71
Total liabilities held for sale	$162	$138

Confidential Treatment Requested by Hexion Holdings Corporation
The following table shows the financial results of discontinued operations for the periods presented:

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Major line items constituting pretax income of discontinued operations:
Net sales	$163	$145
Cost of sales (exclusive of depreciation and amortization)	137	121
Selling, general and administrative expense	11	11
Depreciation and amortization	—	9
Asset impairments	16	—
Business realignment costs	—	1
Other operating income, net	(1)	—
Income from discontinued operations before income tax, earnings from unconsolidated entities	—	3
Income tax expense	2	6
Loss from discontinued operations, net of tax	$(2)	$(3)
Earnings from unconsolidated entities, net of tax	1	—
Net loss attributable to discontinued operations	$(1)	$(3)
Equity Method Investments
The Company’s 50% ownership interest in the Russia JV, accounted for using the equity method of accounting, is included in the Held for Sale Business. Summarized financial data for the Russia JV are shown in the following tables:

(In millions)	March 31, 2021	December 31, 2020
Current assets	$7	$7
Non-current assets	1	1
Current liabilities	1	2
Non-current liabilities	6	6

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net sales	$9	$9
Gross profit	2	2
Pre-tax income (loss)	1	(1)
Net income (loss)	1	(1)
5. Asset Impairments
During the first quarter of 2020, the Company indefinitely idled certain assets within its Adhesives segment. These represented triggering events resulting in impairment evaluations of the fixed assets within both the oilfield and phenolic specialty resins asset groups. As a result, asset impairments totaling $16 were recorded in “Asset impairments” in the unaudited Condensed Consolidated Statements of Operations during the three months ended March 31, 2020. See Note 4 for discussion of the discontinued operations impairment charge recorded in the first quarter of 2021.

Confidential Treatment Requested by Hexion Holdings Corporation
6. Related Party Transactions
Transactions with Joint Ventures
The Company sells products and provides services to, and purchases products from, its joint ventures which are recorded under the equity method of accounting. Sales to joint ventures were less than $1 for both the three months ended March 31, 2021 and 2020. Purchases from joint ventures were less than $1 for the three months ended March 31, 2020. There were no purchases from joint ventures for three months ended March 31, 2021. Accounts receivable from joint ventures was less than $1 at both March 31, 2021 and December 31, 2020. There were no accounts payable at both March 31, 2021 and December 31, 2020. Activity from joint ventures is primarily comprised of the Russia JV included in the Held for Sale Business.
In addition to the accounts receivable from joint ventures disclosed above, the Company had a loan receivable of $4 as of both March 31, 2021 and December 31, 2020, respectively, from the Russia JV. These loan receivables have been included in “Long-term assets held for sale” within the unaudited Condensed Consolidated Balance Sheets.
7. Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:
(1)Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
(2)Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.
(3)Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.
Derivative Financial Instruments
The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.
Recurring Fair Value Measurements
As of March 31, 2021, the Company had derivative assets related to foreign exchange, electricity and natural gas contracts of $1, which were measured using Level 2 inputs, and consisted of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the three months ended March 31, 2021 or 2020.
The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At both March 31, 2021 and December 31, 2020, no adjustment was made by the Company to reduce its derivative position for nonperformance risk.
When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Confidential Treatment Requested by Hexion Holdings Corporation
Interest Rate Swap
The Company will from time to time use interest rate swaps to alter interest rate exposures between floating and fixed rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.
In October 2019, the Company executed an interest rate swap syndication agreement whereby Hexion receives a variable 3-month LIBOR, and pays fixed interest rate swaps, beginning January 1, 2020 through January 1, 2025 (the “Hedge”) for a total notional amount of $300. The purpose of this arrangement is to hedge the variability caused by quarterly changes in cash flow due to associated changes in LIBOR for $300 of the Company’s variable rate Senior Secured Term Loan denominated in USD ($700 outstanding at March 31, 2021). The Company has evaluated this transaction and designated this derivative instrument as a cash flow hedge under Accounting Standard Codification, No. 815, “Derivatives and hedging,” (“ASC 815”). For the Hedge, the Company records changes in the fair value of the derivative in other comprehensive income (“OCI”) and will subsequently reclassify gains and losses from these changes in fair value from OCI to the unaudited Condensed Consolidated Statement of Operations in the same period that the hedged transaction affects net (loss) income and in the same unaudited Condensed Consolidated Statement of Operations category as the hedged item, “Interest expense, net”.
The following tables summarize the Company’s derivative financial instrument designated as a hedging instrument:

		March 31, 2021		December 31, 2020
(In millions)	Balance Sheet Location	Notional Amount	Fair Value Liability	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments
Interest Rate Swap	Other current (liabilities)/assets	$300	$(10)	$300	$(15)
Total derivatives designated as hedging instruments			$(10)		$(15)

(In millions)	Amount of Gain (Loss) Recognized in OCI on Derivatives
Derivatives designated as hedging instruments	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Interest Rate Swaps
Interest Rate Swap	$5	$(15)
Total	$5	$(15)
In both the three months ended March 31, 2021 and 2020 the Company reclassified a loss of $1, from OCI to “Interest expense, net” on the Condensed Consolidated Statement of Operations related to the settlement of a portion of the Hedge.

Confidential Treatment Requested by Hexion Holdings Corporation
The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
(In millions)		Level 1	Level 2	Level 3	Total
March 31, 2021
Debt	$1,766	$—	$1,756	$52	$1,808
December 31, 2020
Debt	$1,792	$—	$1,767	$55	$1,822
Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent finance leases and sale leaseback financing arrangements whose fair value is determined through the use of present value and specific contract terms. The carrying amount and fair value of the Company’s debt is exclusive of unamortized deferred financing fees. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities are classified as Level 1 and are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.
8. Debt Obligations
Debt outstanding at March 31, 2021 and December 31, 2020 is as follows:

	March 31, 2021		December 31, 2020
(In millions)	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Senior Secured Credit Facilities:
ABL Facility	$—	$—	$—	$—
Senior Secured Term Loan - USD due 2026 (includes $6 of unamortized debt discount)	699	7	701	7
Senior Secured Term Loan - EUR due 2026 (includes $4 of unamortized debt discount)	495	—	515	—
Senior Notes:
7.875% Senior Notes due 2027	450	—	450	—
Other Borrowings:
Australia Facility due 2026(1)	30	—	—	30
Brazilian bank loans	1	22	2	22
Lease obligations(2)	39	13	42	14
Other	—	10	—	9
Total(3)	$1,714	$52	$1,710	$82
_____________________
(1)In February 2021, the Company extended its Australian Term Loan Facility through February 2026.
(2)Lease obligations include finance leases and sale leaseback financing arrangements.
(3)The foreign exchange translation impact of the Company’s foreign currency denominated debt instruments resulted in a decrease of $23 and an increase of $46 as of March 31, 2021 and December 31, 2020.
May 2021 Transaction
In May 2021, in connection with the sale of its Held for Sale Business, the Company used a portion of the net proceeds to pay down the aggregate principal of the euro denominated tranche Senior Secured Term Loan - EUR for $150. See Note 4 for more information regarding sale of the Held for Sale Business in April 2021.

Confidential Treatment Requested by Hexion Holdings Corporation
9. Commitments and Contingencies
Environmental Matters
The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.
The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at March 31, 2021 and December 31, 2020:

	Liability		Range of Reasonably Possible Costs at March 31, 2021
Site Description (In millions)	March 31, 2021	December 31, 2020	Low	High
Geismar, LA	$12	$12	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	3	3	2	6
Equal to or greater than 1%	7	6	6	14
Currently-owned	4	8	4	15
Formerly-owned:
Remediation	17	18	14	34
Monitoring only	—	—	—	1
Total	$43	$47	$35	$92
_____________________
(1)The table includes approximately $2 of environmental remediation liabilities related to the Held for Sale Business at both March 31, 2021 and December 31, 2020. These associated liabilities have been included in “Long-term liabilities associated with assets held for sale” within the unaudited Condensed Consolidated Balance Sheets.
These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At both March 31, 2021 and December 31, 2020, $14 of these liabilities have been included in “Other current liabilities” with the remaining amount included in “Other long-term liabilities” within the unaudited Condensed Consolidated Balance Sheets.
Following is a discussion of the Company’s environmental liabilities and the related assumptions at March 31, 2021:
Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain tasks related to BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

Confidential Treatment Requested by Hexion Holdings Corporation
A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.
Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 20 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 20 years, is approximately $16. Over the next five years, the Company expects to make ratable payments totaling $5.
Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.
The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.
Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.
Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with the Company’s former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The current owner of the site alleged that it incurred environmental costs at the site for which it has a contribution claim against the Company, and that additional future costs are likely to be incurred. The Company signed a settlement agreement in 2016 with the current site owner and a past site owner, pursuant to which the Company paid a portion of past remediation costs and accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $7. The final costs to the Company will depend on natural variations in remediation costs, including unforeseen circumstances, agency requests, new contaminants of concern and the ongoing financial viability of the other PRPs.
Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.
Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the

Confidential Treatment Requested by Hexion Holdings Corporation
purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.
Non-Environmental Legal Matters
The Company’s continuing operations is involved in various legal proceedings in the ordinary course of business and had reserves of $1 at both March 31, 2021 and December 31, 2020, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At March 31, 2021 and December 31, 2020, $3 and $2, respectively, has been included in “Other current liabilities” in the unaudited Condensed Consolidated Balance Sheets, with the remaining amount included in “Other long-term liabilities.”
Other Legal Matters—The Company is also involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.
Other Commitments and Contingencies
The Company has contractual agreements with third parties to purchase feedstocks, tolling arrangements or other services. The terms of these different agreements can vary and may be extended at the Company’s request and are cancellable by either party as provided for in each agreement. While the agreements vary by scope and terms, early cancellation of contractual agreements could result in one-time contract termination costs.
10. Pension and Postretirement Benefit Plans
The Company’s service cost component of net benefit cost is included in “Operating income” and all other components of net benefit cost are included in “Other non-operating income, net” within the Company’s unaudited Condensed Consolidated Statements of Operations. The Company recognized less than $1 of net non-pension postretirement benefit cost for both the three months ended March 31, 2021 and 2020.
Following are the components of net pension benefit cost recognized by the Company for the three months ended March 31, 2021 and 2020:

	Pension Benefits
	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
(In millions)	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$1	$6	$1	$4
Interest cost on projected benefit obligation	1	1	1	2
Expected return on assets	(3)	(4)	(3)	(3)
Net (benefit) expense(1)	$(1)	$3	$(1)	$3
_____________________
(1)Includes less than $1 of net pension expense for non-U.S. plans related to the Held for Sale Business during both the three months ended March 31, 2021 and 2020. These associated costs have been included in “Loss from discontinued operations, net of taxes” within the unaudited Condensed Consolidated Statements of Operations.
As of March 31, 2021 and December 31, 2020, the Company had a prepaid pension asset of $55 and $52 included in “Other Current Assets” within the Company’s unaudited Condensed Consolidated Balance Sheets which represents an over funded position within the Company’s Netherlands defined benefit pension plans as a result of excess contributions and favorable interest rate conditions.
As of March 31, 2021 and December 31, 2020, the Company had a pension liability of $223 and $238, respectively, and a non-pension postretirement benefit liability of $12 for both periods. These liabilities are included

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in “Long-term pension and post employment benefit obligations” within the Company’s unaudited Condensed Consolidated Balance Sheets.
11. Stock Based Compensation
The Company grants stock-based compensation to employees, directors, and other key service providers under the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Incentive Plan”). Under the 2019 Incentive Plan, the Company may grant stock options, restricted stock units, performance stock units and other equity-based awards to be awarded from time to time as the Board of Directors of Hexion Holdings (the “Board”) determines. The restricted and performance stock units are deemed to be equivalent to one share of common stock of Hexion Holdings. The awards contain restrictions on transferability and other typical terms and conditions.
In the first quarter of 2021, Hexion Holdings granted 463,603 Restricted Stock Units (“RSUs”) to certain employees that time vest over three years with a weighted average grant date fair value of $15.37 per share. Additionally, Hexion Holdings granted 695,409 Performance Stock Units (“PSUs”) to certain employees that vest based on performance conditions with a weighted average grant date fair value of $15.37 per share. Compensation cost will be recognized over the service period of the PSUs once the satisfaction of the applicable performance condition is deemed probable. As of March 31, 2021, the Company’s performance conditions underlying the PSU's were not considered probable of occurring and thus no PSU expense has been recorded for the 2021 grant. Additionally, 6.2 million and 5.1 million equivalent shares of unvested stock-based awards have been granted and were outstanding at March 31, 2021 and 2020, respectively.
The Company recognized $6 and $5, respectively, of stock-based compensation costs for both the three months ended March 31, 2021 and 2020. The amounts are included in “Selling, general and administrative expense” in the unaudited Condensed Consolidated Statements of Operations.
12. Segment Information
The Company’s reporting segments are aligned around our two growth platforms: (i) Adhesives and (ii) Coatings and Composites. At March 31, 2021, the Company’s continuing operations had three reportable segments, which consist of the following businesses:
•Adhesives: these businesses are focused on the global adhesives market. They include the Company’s global wood adhesives business, which also includes the oilfield technologies group: as well as the forest products resin assets in North America, Latin America, Australia and New Zealand; and global formaldehyde.
•Coatings and Composites: these businesses are focused on the global coatings and composites market. They include the Company’s base and specialty epoxy resins and Versatic™ Acids and Derivatives businesses.
•Corporate and Other: primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses.
Reportable Segments
Following are net sales, and Segment EBITDA for continuing operations by reportable segment. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses not allocated to continuing segments.

Confidential Treatment Requested by Hexion Holdings Corporation
Net Sales(1):
Following is continuing operations revenue by reportable segment. Product sales within each reportable segment share economically similar risks. These risks include general economic and industrial conditions, competitive pricing pressures and the Company’s ability to pass on fluctuations in raw material prices to its customers. A substantial number of the Company’s raw material inputs are petroleum-based and their prices fluctuate with the price of oil. Due to differing regional industrial and economic conditions, the geographic distribution of revenue may impact the amount, timing and uncertainty of revenue and cash flows from contracts with customers.
Following is net sales by reportable segment disaggregated by geographic region:

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
(In millions)	Adhesives	Coatings and Composites	Total	Adhesives	Coatings and Composites	Total
North America	$273	$139	$412	$253	$154	$407
Europe	7	178	185	5	154	159
Asia Pacific	37	75	112	33	50	83
Latin America	44	—	44	38	—	38
Total	$361	$392	$753	$329	$358	$687
_____________________
(1)Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Confidential Treatment Requested by Hexion Holdings Corporation
Reconciliation of Net Income (Loss) to Segment EBITDA:

(In millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Reconciliation:
Net income (loss)	$11	$(59)
Less: Net loss from discontinued operations	(1)	(3)
Net income (loss) from continuing operations	$12	$(56)
Income tax expense	16	(3)
Interest expense, net	24	26
Depreciation and amortization (1)	49	49
EBITDA	101	16
Adjustments to arrive at Segment EBITDA:
Asset impairments	$—	$16
Business realignment costs (2)	5	20
Transaction costs (3)	—	2
Realized and unrealized foreign currency losses	4	6
Other non-cash items (4)	10	11
Other (5)	(6)	2
Total adjustments	13	57
Segment EBITDA	114	73

Segment EBITDA:
Adhesives	$68	$55
Coatings and Composites	65	39
Corporate and Other	(19)	(21)
Total	$114	$73
_____________________
(1)For the three months ended March 31, 2020, accelerated depreciation of $2 has been included in “Depreciation and amortization.” There was no accelerated depreciation for the three months ended March 31, 2021.
(2)Business realignment costs for the periods below included:

(amounts in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Severance costs	$(1)	$8
In-process facility rationalizations	1	6
Contractual costs from exited businesses	2	—
Business services implementation	2	4
Legacy environmental reserves	(2)	2
Other	3	—
(3)For the three months ended March 31, 2020, transaction costs included certain professional fees related to strategic projects. There were no transactions costs for the three months ended March 31, 2021.
(4)Other non-cash items for the periods presented below included:

Confidential Treatment Requested by Hexion Holdings Corporation

(amounts in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Fixed asset write-offs	$1	$2
Stock-based compensation costs	6	5
Long-term retention programs	2	3
Other	1	1

(5)Other for the periods presented below included:

(amounts in millions)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Legacy and other non-recurring items	$—	$2
IT outage recoveries, net	$—	$(1)
Gain on sale of assets	$(4)	$—
Financing fees and other	$(2)	$1
13. Changes in Accumulated Other Comprehensive Loss
Following is a summary of changes in “Accumulated other comprehensive loss” for the three months ended March 31, 2021 and 2020:

(In millions)	Foreign Currency Translation Adjustments	Cash Flow Hedge	Total
Balance at December 31, 2019	$(3)	$2	$(1)
Change in value	(42)	(15)	(57)
Balance at March 31, 2020	$(45)	$(13)	$(58)

Balance at December 31, 2020	$(11)	$(16)	$(27)
Change in value	(9)	5	(4)
Balance at March 31, 2021	$(20)	$(11)	$(31)
14. Income Taxes
The income tax expense (benefit) for the three months ended March 31, 2021 and 2020 was $16 and $(3), respectively. The income tax (benefit) expense is comprised of tax expense on income and tax benefit on losses from certain foreign operations. In 2021 and 2020, losses in the United States and certain foreign jurisdictions had no impact on income tax expense as no tax benefit was recognized due to the maintenance of a full valuation allowance.
The effective tax rate for the three months ended March 31, 2021 and 2020 was 57% and 5%, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and losses among the various jurisdictions in which the Company operates. The effective tax rates were also impacted by operating gains and losses generated in jurisdictions where no tax expense or benefit was recognized due to the maintenance of a full valuation allowance.
15. Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income (loss) attributable to Hexion Holdings common shareholders by the weighted average number of shares, including warrants outstanding during the period. The Company’s warrants are included in basic earnings per share as these securities are deemed to be common share equivalents as a result of the low exercise price of $0.01 per share. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available to Hexion Holdings common shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities. As of March

Confidential Treatment Requested by Hexion Holdings Corporation
31, 2021, the Company included the vested 187,569 of RSUs to employees within the weighted average number of shares outstanding (see Note 11 for more information on the Company’s stock-based compensation).

(In millions, except per share data)	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Numerator:
Basic and diluted net income (loss):
Net income (loss) from continuing operations	$12	$(56)
Net loss from discontinued operations	(1)	(3)
Net income (loss) attributable to Hexion Holdings Corporation common shareholders and warrant holders	$11	$(59)
Denominator:
Weighted average shares outstanding	68.3	68.4
Dilutive shares:
Stock-based awards	0.5	—
Total weighted average shares outstanding, including dilutive shares	68.8	68.4
At March 31, 2020, there were 5.1 million equivalent shares of unvested stock-based awards not included in the diluted share calculation as their effect would have been anti dilutive.
16. Treasury Stock
In 2020, the Company repurchased a total of 961,432 shares of outstanding Class B stock in an over-the-counter market at a weighted average price of $12.77 per share. The shares are held in treasury at cost and recorded in “Treasury stock” on the Consolidated Balance Sheet. The purchase of outstanding Class B stock lowered the total shares outstanding, which resulted in a decrease of $3 to Redeemable Common Stock.

Confidential Treatment Requested by Hexion Holdings Corporation

Shares

Hexion Holdings Corporation

Class B Common Stock

PROSPECTUS

Morgan Stanley

Confidential Treatment Requested by Hexion Holdings Corporation
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees
Miscellaneous
Total
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s by-laws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its amended and restated certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Set forth below is information regarding securities sold or granted by us without registration under the Securities Act in the last three years. Also included is the consideration, if any, received by us for such securities and
II-1

Confidential Treatment Requested by Hexion Holdings Corporation
information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.
On July 1, 2019, in connection with our emergence from bankruptcy, and in exchange for an aggregate of $1,293 million in claims of the holders of the Predecessor’s first lien notes, 1.5 lien notes, second lien notes and unsecured debentures and $300 million in proceeds from the Rights Offering, we issued 58,410,731 shares of common stock, and 10,307,778 warrants to purchase shares of common stock, in each case pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code.
On July 1, 2019, we completed the offering of the Senior Notes. The Senior Notes were issued at a price of 100% of par, and the sale resulted in net proceeds (after deducting the initial purchasers’ discounts and commissions and estimated offering expenses and excluding accrued interest) to us of approximately $445 million. The Senior Notes were issued and sold to the initial purchasers in a private placement exempt from the registration requirements of the Securities Act. The initial purchasers sold the Senior Notes to qualified institutional buyers inside the United States in reliance on Rule 144A of the Securities Act and to persons outside the United States under Regulation S of the Securities Act.
From July 1, 2019 through the filing date of this registration statement, we have granted to our officers and employees RSUs for an aggregate of 1,034,100 shares of common stock under the 2019 Emergence Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our officers and employees PSUs for an aggregate of 2,412,894 shares of common stock under the 2019 Emergence Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our board of directors RSUs for an aggregate of 109,998 shares of common stock under the 2019 Emergence Board Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our officers and employees RSUs for an aggregate of 698,379 shares of common stock under the 2020 Annual Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our officers and employees PSUs for an aggregate of 811,425 shares of common stock under the 2020 Annual Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our board of directors RSUs for an aggregate of 60,664 shares of common stock under the 2020 Annual Board Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our board of directors RSUs for an aggregate of 463,603 shares of common stock under the 2021 Annual Grant.
From July 1, 2019 through the filing date of this registration statement, we have granted to our officers and employees PSUs for an aggregate of 695,409 shares of common stock under the 2021 Annual Grant.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
II-2

Confidential Treatment Requested by Hexion Holdings Corporation
 Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1	Joint Chapter 11 Plan of Reorganization for Hexion Holdings LLC and its Affiliated Debtors, dated June 20, 2019 (incorporated by reference to Exhibit 2.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
3.1*	Amended and Restated Certificate of Incorporation of Hexion Holdings Corporation
3.2	By-laws of Hexion Holdings Corporation (incorporated by reference to Exhibit 3.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
4.1*	Specimen of Share Certificate of Hexion Holdings Corporation
4.2*	Warrant Certificate of Hexion Holdings Corporation
4.3	Indenture, dated as of July 1, 2019, by and among Hexion Inc., the subsidiary guarantors party thereto from time to time named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1	Senior Secured Asset-Based Revolving Credit agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion Canada Inc., Hexion B.V., Hexion GmbH and Hexion UK Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
10.2	Senior Secured Credit Agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion International Coöperatief U.A., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
10.3	ABL Intercreditor Agreement, dated as of July 1, 2019, among JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the ABL Facility Secured Parties referred to therein, JPMorgan Chase Bank, N.A., as Applicable First-Lien Agent and administrative agent and collateral agent for the First-Lien Secured Parties referred to therein, Hexion Inc., Hexion Intermediate Holding 2, Inc., Hexion International Coöperatief U.A., the other subsidiaries of Hexion Inc. party thereto, each other First-Priority Lien Obligations and each Other First-Priority Lien Obligations Collateral Agent from time to time party thereto (incorporated by reference to Exhibit 10.3 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)
10.4*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan
10.5*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan Performance Stock Unit Award Agreement
10.6*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan Restricted Stock Unit Award Agreement
10.7*	Employment Agreement by and between Hexion Inc. and Craig A. Rogerson
10.8*	Registration Rights Agreement, dated July 1, 2019
21.1*	Subsidiaries of Hexion Holdings Corporation
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Successor)

Confidential Treatment Requested by Hexion Holdings Corporation

Exhibit Number	Exhibit Description
23.2*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Predecessor)
23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in signature page)
_____________________
*To be filed by amendment.
(b) Financial Statement Schedule
See the Index to our audited consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in our audited consolidated financial statements or notes contained in this registration statement.
Item 17. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Hexion Holdings Corporation
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on the          day of                 , 2021.

Hexion Holdings Corporation

By:
Name:
Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Craig A. Rogerson and George F. Knight, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
, 2021
President and Chief Executive Officer, Chairman and Director (principal executive officer)
Craig A. Rogerson

	Executive Vice President and Chief Financial Officer (principal financial officer)	, 2021
George F. Knight

	Senior Vice President and General Controller (principal accounting officer)	, 2021
Colette B. Barricks

	Director	, 2021
Patrick J. Bartels

	Director	, 2021
Jeffrey D. Benjamin

Confidential Treatment Requested by Hexion Holdings Corporation

Signature	Title	Date
	Director	, 2021
James N. Chapman

	Director	, 2021
Joaquín Delgado

	Director	, 2021
Carol S. Eicher

	Director	, 2021
Michael J. Shannon

	Director	, 2021
John K. Wulff

	Director	, 2021
Stephen D. Newlin

	Director	, 2021
Barbara J. Edwards